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04024771

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tsingtao Brewery Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

FILE NO. 82- 4021 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/4/04

AR/S
12-31-03


TSINGTAO

2003 ANNUAL REPORT 年度報告

青島啤酒股份有限公司
TSINGTAO BREWERY CO.,LTD.



目錄 Contents


啤酒

公司簡介
Company Profile

青島啤酒股份有限公司前身為國有青島啤酒廠，始建於1903年，是中國歷史最為悠久的啤酒生產廠。公司1993年6月16日註冊成立，隨後在香港發行了H種股票並於7月15日在香港聯合交易所有限公司上市，成為首家海外上市的國內企業，同年7月在國內發行了A種股票並於8月27日在上海證券交易所上市。

Tsingtao Brewery Company Limited (the "Company"), the earliest beer manufacturer in China, can trace its root back to 1903 when its predecessor, Tsingtao Brewery Factory, was first established. The Company was registered on 16th June, 1993 as a joint stock company in China and then issued "H" shares in Hong Kong which were listed on the Stock Exchange of Hong Kong Limited on 15th July, 1993. It was the first enterprise in mainland China listed on the stock exchange. In July 1993, the Company issued "A" shares in Shanghai, which were listed on the Shanghai Stock Exchange on 27th August, 1993.

公司的經營範圍是啤酒製造、銷售以及與之相關的業務。目前公司在國內擁有48個啤酒生產廠和3個麥芽生產廠，分佈於全國17個省市，規模和市場份額居國內啤酒行業之首。其生產的青島啤酒為國際市場上最具知名度的中國品牌，已行銷世界四十餘個國家和地區。

The business scope of the Company is beer manufacturing, distribution and the related business. The Company, the largest domestic brewer in terms of production scale and market share, currently owns 48 beer plants and 3 malting mills in 17 provinces and cities all over China. Its product, Tsingtao Beer has become one of the most well known Chinese brands in the international market and has been distributed to more than 40 countries and regions throughout the world.



會計數據摘要
Financial Highlights

一.按香港會計準則編製　1. PREPARED IN ACCORDANCE WITH HK GAAP

(單位：人民幣千元)　*(UNIT: RMB'000)*

截至十二月三十一日止年度　For the year ended 31st December

		集團 Group		
		2003	2002	2001
1.營業額	Turnover	**6,713,785**	6,195,197	4,692,616
2.股東應佔盈利	Profit attributable to shareholders	**245,045**	221,974	82,942
3.總資產	Total assets	**8,923,569**	8,892,456	8,223,093
4.股東權益	Shareholders' equity	**4,414,826**	3,184,206	3,071,905
5.每股盈利(元)	Earnings per share(RMB)	**0.238**	0.222	0.084
6.淨資產收益率	Return on net assets	**5.55%**	6.97%	2.70%
7.每股淨資產(元)	Net assets employed per share(RMB)	**4.16**	3.18	3.07
8.股東權益比例	Shareholders' equity ratio	**49.47%**	35.81%	37.36%

		集團 Group				
		2003	2002	2001	2000	1999
營業額	Turnover	**6,713,785**	6,195,197	4,692,616	3,448,264	2,253,159
除稅前盈利	Profit before taxation	**417,364**	368,608	163,000	115,832	74,952
稅項	Taxation	**(134,988)**	(109,317)	(62,293)	(34,070)	(29,071)
少數股東損益	Minority interests	**(37,331)**	(37,317)	(17,765)	(17,950)	(3,199)
股東應佔盈利	Profit attributable to shareholders	**245,045**	221,974	82,942	63,812	42,681
總資產	Total assets	**8,923,569**	8,892,456	8,223,093	6,962,870	5,223,433
總負債	Total liabilities	**(3,929,278)**	(5,038,466)	(4,528,405)	(4,177,402)	(2,675,576)
少數股東權益	Minority interests	**(579,465)**	(669,784)	(622,783)	(454,255)	(280,448)
股東權益	Shareholders' equity	**4,414,826**	3,184,206	3,071,905	2,331,213	2,267,409

會計數據摘要（續）
Financial Highlights (Continued)

二.按中國會計準則編製 / 2. PREPARED IN ACCORDANCE WITH PRC GAAP

1. 公司2003年財務資料 / 1. 2003 financial information of the Group

(單位：人民幣千元) (UNIT : RMB'000)

利潤總額	Profit before tax	426,212
淨利潤	Net profit	253,872
扣除非經常性損益後的淨利潤	Net profit after adjusting the extraordinary items	220,981
主營業務利潤	Gross profit	2,387,706
其他業務利潤	Profit from other operations	17,408
營業利潤	Operating profit	409,523
投資收益	Investment income	13,902
補貼收入	Subsidy income	62,885
營業外收支淨額	Net non-operating expenses	(60,098)
經營活動產生的現金流量淨額	Net cash flows from operating activities	1,137,961
現金淨增加額	Net increase in cash	75,584

註：非經常性損益項目包括：

1. 處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的損失	1. Losses on disposal of long-term equity investments, fixed assets, construction in progress and other long-term assets	(12,645)
2. 政府補貼	2. Subsidy income	62,885
3. 營業外收入(不包括處置固定資產收益)	3. Non-operating income (excluding gain on disposal of fixed assets)	9,584
4. 營業外支出(不包括處置固定資產損失及計提固定資產減值準備)	4. Non-operating expense (excluding loss on disposal of fixed assets and impairment provision of fixed assets)	(10,734)
5. 非經常性損益的所得稅影響數	5. Tax effect on extraordinary gain and losses	(16,200)
合計	Total	32,890

會計數據摘要（續）
Financial Highlights (Continued)

2. 本集團在香港交易所有限公司上市H股所披露的會計報表系按照香港公認會計準則編製，該等準則與本集團之法定報表採用的中國會計準則存在差異。

2. The financial statements of the Group are prepared under generally accepted accounting principles in Hong Kong ("HK GAAP") for disclosure purposes of its H Shares listed on The Stock Exchange of Hong Kong Limited. These standards are different from the statutory financial statements of the Group prepared under generally accepted accounting principles in China ("PRC GAAP")

(單位：人民幣千元)

(UNIT: RMB'000)

項目	Items	**PRC GAAP 國內會計準則**	**HK GAAP 香港會計準則**
淨利潤／股東應佔盈利	Net profit/Profit attributable to shareholders	253,872	245,045
差異說明：	Explanation of differences	**2003年**	2002年
按中國會計準則計算的淨利潤	Net profit under PRC GAAP	**253,872**	230,657
按香港公認會計原則所作的調整：	HK GAAP adjustments:		
按香港公認會計原則需多提的固定資產折舊	Additional depreciation charges for fixed assets under HKGAAP	**(11,480)**	(11,480)
對按中國會計準則投資差異攤銷的調整	Adjustment on amortisation of investment differences under PRC GAAP	**(11,953)**	(12,443)
控股子公司獲豁免償還欠款	Forfeited payable balances of subsidiaries	**840**	1,464
因採納香港公認會計準則第12號而產生之調整	Adjustments arising from adoption of HK SSAP 12	**(785)**	(571)
按香港公認會計原則處理發行可換股債券之費用	Difference in accounting for interest of convertible bonds	**14,493**	—
其他	Others	**58**	14,347
按香港公認會計原則計算之股東應佔盈利	Profit attributable to shareholders under HK GAAP	**245,045**	221,974

3. 主要會計數據及財務指標

3. Principal financial data and financial indicators

(單位：人民幣千元)

(UNIT: RMB'000)

項目		**2003年**	2002年	2001年
主營業務收入	Turnover	**7,507,959**	6,936,734	5,276,725
淨利潤	Net Profit	**253,872**	230,657	102,888
總資產	Total assets	**9,002,203**	8,938,616	8,243,838
股東權益(不含少數股東權益)	Total shareholders' equity (excluding minority interests)	**3,513,903**	3,197,354	3,074,915
每股收益	Earnings per share	**0.2395**	0.2307	0.1029
每股淨資產	Net assets per share	**3.32**	3.20	3.07
調整後的每股淨資產	Net assets per share after adjustments	**3.24**	3.11	2.94
每股經營活動產生的現金流量淨額	Net cash flow from operating activities per share	**1.07**	1.11	0.53
淨資產收益率	Return on net assets	**7.22%**	7.21%	3.35%
扣除非經常性損益後淨資產收益率	Return on net assets after adjusting extraordinary items	**6.29%**	5.73%	0.75%

會計數據摘要（續）
Financial Highlights (Continued)

4. 報告期內股東權益變動情況

4. Change in shareholders' equity in the reporting period

(單位：人民幣千元)

(UNIT: RMB'000)

項目	Items	Opening balance 期初數	Additions 本期增加	Reduction 本期減少	Closing balance 期末數
股本	Share capital	1,000,000	60,000	—	1,060,000
資本公積	Capital reserve	1,575,972	222,905	—	1,798,877
法定公積金	Statutory surplus reserve	162,655	55,530	—	218,185
法定公益金	Statutory public welfare fund	129,570	47,409	—	176,979
未分配利潤	Unappropriated profits	328,828	253,872	322,940	259,760
外幣報表折算差額	Cumulative translation adjustments	329	—	228	101
股東權益合計	Total shareholders' equity	3,197,354	639,489	322,940	3,513,903

變動原因：

Reasons for the changes:

(1)股本：2003年7月A-B公司持有的第一部份可轉換債券轉為6,000萬H股股份；

(1) Share capital: Conversion of Tranche I of convertible bonds held by A-B Company into 60,000,000 new H shares.

(2)資本公積：可轉換債券轉股形成的股本溢價及附屬公司獲豁免應付款；

(2) Capital reserve: Increase due to share premium arising from the conversion of convertible bonds and forfeiture of payable balances of subsidiaries.

(3)法定公積金：本年提取法定盈餘公積金；

(3) Statutory surplus reserve: Current year's appropriation to statutory surplus reserve.

(4)法定公益金：本年提取法定公益金；

(4) Statutory public welfare fund: Current year's appropriation of statutory public welfare fund.

(5)未分配利潤：本年增加為本年實現的淨利潤，本年減少為本年提取盈餘公積及分配股利；

(5) Unappropriated profits: Addition in current year is the net profit for the year; Reduction in current year is due to appropriations to reserves and distribution of dividend.

(6)外幣報表折算差額：附屬公司外幣報表折算差額。

(6) Cumulative translation adjustment: Translation differences arising from the translation of financial statements of subsidiaries denominated in foreign currencies.


TSINGTAO
青島啤酒
LAGER BEER
BREWED SINCE 1903
TSINGTAO

董事長報告書
Chairman's Statement



董事長：李桂榮先生
Mr. Li Gui Rong, Chairman

致各位股東：

剛剛過去的2003年，對青啤而言是不平凡的一年。我們不僅迎來了青島啤酒百年華誕、開始了新的百年征程，而且通過定向發行可轉債、成功引入了戰略投資者。同時我們也經歷了「非典」、洪澇災害等方面的嚴重衝擊和考驗。儘管全年啤酒實現產銷量與原定目標稍有差距，但董事會對管理層在嚴峻市場環境下積極進取、奮勇開拓所取得的成績表示充分肯定。

TO THE SHAREHOLDERS,

2003 was a significant year of the Company, in which, the Company not only started a new era by celebrating its centenary and successfully introduced strategic investor by issuance of Mandatorily Convertible Bonds, but also suffered and strived through the impact and trial of "SARS", "Inundation" and other calamities. Despite the slight difference existing between the real annual output and sales volume and the estimated target, the Board of Directors of the Company confirms and respects the achievement acquired by the Senior Managements of the Company through their energetic and innovative hard work under seriously acute market condition.

國內啤酒市場分析

2003年，中國啤酒市場仍然保持了穩定增長的態勢。全年啤酒總產量達到了2,540萬千升，同比增長6.4%，位居世界第一；市場份額繼續向大企業集中，集約化進程加速；繼公司與美國A-B公司締結戰略聯盟後，外資品牌不斷加大在中國的投資力度，啤酒市場競爭日趨國際化。

DOMESTIC BEER MARKET

The beer market in China maintained a steady year on year growth of 6.4% in 2003 with annual beer output of 254 million hl ranking as the world's No.1 beer market. The market share of large corporations continuously increased and intensification was accelerated. Following the conclusion of the Strategic Alliance between the Company and A-B, foreign breweries enhanced their investment in China, which further internationalized the beer market competition.

董事長報告書（續）
Chairman's Statement (Continued)

經營業績穩步提高

公司緊緊圍繞「質量、品牌、效益、規範」的工作重點，各項經濟指標在2002年大幅增長的基礎上保持了持續增長。全年實現啤酒銷售量326萬千升，同比增長9.2%，全國市場份額由12.5%提高至12.8%。按照中國會計準則計算，實現主營銷售收入75.08億元，同比增長8%；實現淨利潤2.54億元，同比增長10.6%；出口7.8萬千升，同比增長15.7%，佔全國啤酒出口總量的50%以上。

STEADY IMPROVEMENT IN OPERATING RESULTS

Under the principle of "Quality, Brand, efficiency & standardization", the Company remained steady growth in all-economic indexes based on the significant improvement in 2002. The annual beer output and sales amount of the Company was 32.6 million hl with 9.2% year on year growth and the market share of the Company was increased from 12.5% to 12.8%. Calculated in accordance with GAAP of P.R.C., the sales income was RMB7,508 million with 8% year on year growth; net profit was RMB254 million with 10.6% year on year growth; and export amount was 778.2 thousand hl with 15.7% year on year growth, representing over 50% of the nation's total beer export amount.

率先通過國際HACCP認證

2003年是公司的「質量年」，公司的質量管理水平再次得到提升。

繼2002年獲得「全國質量管理獎」之後，2003年10月，公司在啤酒行業率先通過了HACCP國際食品安全控制體系認證。在原料選購到生產交付的全過程中，公司對關鍵質量控制點嚴格規範，實現了食品安全零風險。目前，公司是國

AUTHENTICATED BY HACCP

In 2003, the "Year of Quality" of the Company, the management level of the Company was significantly improved.

After being awarded the "Quality Management" prize in 2002, the Company passed authentication of HACCP-international food safety controlling system in October 2003, being the first in beer industry. During the entire progress from purchase of raw materials to end of production, the Company realized Zero-risk



董事長報告書（續）
Chairman's Statement (Continued)

內啤酒行業唯一通過質量、環保、安全衛生和食品安全四套體系國際認證並擁有國家級技術研發中心的啤酒企業。

through strict regulations on key quality controlling points. Till now, the Company is the only brewery enterprise in beer industry that has passed the international authentication of so called "Four System" including Quality, Environment Protection, Security and Hygiene & Food Security and owned nation-class researching center.

品牌及產品結構的調整

ADJUSTMENT OF BRAND AND PRODUCT STRUCTURE

2003年是「青島啤酒」品牌整合和發展的重要一年，公司制訂了5年品牌發展規劃，明確了品牌定位和品牌發展戰略，青島啤酒主品牌銷量已經達到106萬千升。同時培育、發展了嶗山、漢斯、山水第二品牌。目前公司前四大品牌的銷量佔總銷量的53%，形成了更加科學合理的品牌定位和產品結構。

Consolidation and development of the "Tsingtao Beer" brand was the Company's core strategy in 2003, pursuant to which, the Company clarified the strategy of brand orientation and brand development by formulating a five-year plan of brand growing. Sales amount of Tsingtao Beer, the principal brand, has reached 10.6 million hl, and the secondary brands, which include "Laoshan", "Hansi" and "Shanshui", have also been enhanced. The sales amount of the top four brands of the Company, Tsingao Beer, Laoshan, Hansi and Shanshui, represents 53% of the total sales, which led to a more scientific and reasonable brand orientation and product structure.

公司在對市場細緻調研的基礎上，對銷售體系進行了系統的整合，建立了以基地市場為核心的銷售網路體系，實現了市場的持續、滾動發展，保持了全國市場的領先地位。

Basing on micro-market research, the Company consolidated its distribution system and established a distribution network with core strength in local markets, by which, the Company maintained its leading role in the national market with continuous growth of sales market.



董事長報告書（續）
Chairman's Statement (Continued)

最佳實踐交流成效顯著

與A-B公司結為戰略聯盟後，隨著A-B公司人員參與到公司的治理架構中，其成功的國際化運作經驗，使本公司受益良多。

雙方成立了最佳實踐交流小組，重點就工藝技術、系統效率等課題進行了深入交流，推動公司企業管理工作向「高、精、嚴、細」邁進了一大步，這對公司的質量保證、成本控制等工作的順利推進具有重要的現實意義。

百年華誕凝煉百年文化

在百年華誕之際，公司邀請國內外專家、學者對百年文化進行了全面、深刻的總結和提煉。百年品牌的文化底蘊得以充分發掘，也給新百年的發展提供了諸多啟示。與品牌一樣，企業文化已經成為公司核心競爭力的重要組成部份。

公司的企業文化專題片、系列叢書在社會上廣為傳播，公司的形象得以提升；在百年華誕之際落成的青啤歷史博物館，是國內唯一的啤酒博物館，已成為中國啤酒工業發展的歷史見證和青啤特色文化的濃縮；公司「嚴格科學的管

SIGNIFICANT SUCCESS OF BEST PRACTICE EXCHANGE

The Company benefits a lot from the conclusion of the strategic alliance with A-B through adopting its successful operating experience and participation of A-B's staffs in the Company's governing structure.

With the establishment of Best Practice Exchange Group, the Company and A-B further exchanged their experiences in process technology, system efficiency and etc. resulting our management attention to "High Quality, Precision, Existing Standard and Sophistication", which has significant effect on promoting quality assurance and cost control of the Company.

REFINEMENT OF CENTENNIAL CULTURE IN THE COMPANY's CENTENARY

With the Company's centenary, the Company thoroughly summarized and refined its culture in the past 100 years together with domestic and overseas experts and scholars. The exploration of hundred years' culture of the brand enlightens the development in new centenary. Branding as well as corporate culture has become the significant compositions of the Company's core competitiveness.

The Company's image has been enhanced by the popularity of corporate culture films and series of books. Tsingtao Beer History Museum, established during the Company's centenary, is the only beer museum in China and has become the history testimony for development of Chinese beer industry and


百年青啤 百年青岛

董事長報告書（續）
Chairman's Statement (Continued)

理與和諧的人際關係相結合」的管理模式、「百年誠信」的發展根基以及「以人為本」的管理理念，引領現代企業發展趨勢和潮流，受到了社會各界的廣泛關注。

coagulation for characteristic culture of Tsingtao Beer. With the management principle of "Integration of rigid and scientific management and harmonious interpersonal relationship", the development foundation of "Centennial reputation" and the management theory of "Humanization", the Company led the development trend of modern enterprises arousing public awareness.

資本市場形象提升

IMPACT IN CAPITAL MARKET WAS ENHANCED

公司與A-B公司結為戰略聯盟後，2003年4月和10月，按照《戰略性投資協議》約定，向A-B公司發行了共計11.62億港元的定向可轉換債券，為公司的可持續發展奠定了基礎。

After the conclusion of strategic alliance with A-B, respectively in April and October 2003, pursuant to the Strategic Investment Agreement, the Company issued to A-B Convertible Bonds in aggregate of HK$1.162 billion, which contributes to the continuous development of the Company.

同時，公司的發展戰略及投資價值獲得了國內外投資者的廣泛認同，公司在資本市場的形象有較大提高。H股股價創出上市十年來的歷史新高，成為第一家H股股價一度超越A股股價的上市公司。

The impact of the Company in capital market has been improved a lot with the widely approve of domestic and overseas investors in the Company's development strategy and investment value. Stock price of the Company's H shares was the highest among its 10 years' listing to become the first listed company who has ever had higher H share price than A share.

新年度展望

BUSINESS PROSPECTS IN THE COMING YEAR

進入2004年，中國啤酒市場將直面國際化大啤酒集團的激烈競爭，同時能源、原材料價格的上漲，對啤酒生產經營也形成了相當大的壓力。

In 2004, Chinese beer market will face enhanced severe competition from international large brewery groups and price inflation of energy and raw materials, and thus breweries will bear more burdens on production and operation.



董事長報告書（續）
Chairman's Statement (Continued)

面對種種困難和挑戰，公司將繼續加強內部的系統整合，以提高系統效率為目標，發揮協同效應，優化資源配置，對已購併企業實施重組，提高存量資產的利用效率；繼續調整產品結構及品牌結構，加大主品牌、第二品牌的產銷量及提高其市場競爭力，通過品牌整合提升品牌形象和活力；繼續整合價值鏈，在每一個環節上尋求新的改進措施，細化管理。同時做好市場調研，適時提高產品售價，以消化原材物料漲價帶來的不利因素，力爭給股東一個良好的回報。

Facing various difficulties and challenges, the Company shall continue to enhance internal system consolidation, optimize resource distribution with the target of improving system efficiency by utilization of synergy effect; Improve utilization efficiency of inventory capitals by reorganizing the acquired enterprises; Continue to optimize products and brands structure and enhance sales amount and market competitiveness of the principal brand and the secondary brands and promote brand image and vitality by brand consolidation; Continue to consolidate value chain to search for new improvement measures in every sector; Promote attentive management; Raise product selling price timely under market research to offset the negative affect caused by price inflation of raw materials and strive for a rich return to the shareholders.

站在新百年的起點，公司開展了「持續創業」大討論，並把2004年公司的經營方針定為「細化管理，強化執行，整合價值鏈；推進交流，持續創業，重塑新基礎」，致力於不斷提升公司的核心競爭力和可持續發展能力，以更高的標準夯實企業發展基礎。

With the beginning of another 100 years, the Company launched the "Continuous Development" Symposium and established the Company's 2004 operation principal "attentive management, enhanced execution, consolidation of value chain, promotion of exchange, continuous development and rebuilding of a new base". The Company is dedicating to enhance its core competitiveness and continuous developing capability and build a solid base for development.

2004年公司的經營目標是：完成啤酒產銷量360萬千升，其中主品牌產銷120萬千升。董事會認為這個目標是務實的、穩健的，公司管理層對實現這個目標充滿信心。

Operating target of the Company in 2004: Beer output of 36 million hl, of which 12 million hl is the principal brand. The Board of Directors confirms that the above target is pragmatic and steady, and the senior management is quite confident in realizing it.

最後，本人謹向過去一年中給予公司大力支持的廣大股東和進取奉獻的管理層及全體員工致以衷心的感謝！

Finally, I would like taking this chance to express my sincere gratitude and appreciation to the shareholders for their strong, wholehearted support and to the enterprise top management as well as all the staff members for their loyalty, dedication and excellent result achieved in the past year.

董事長
李桂榮
中華人民共和國．青島
2004年4月1日

Li Gui Rong
Chairman
Qingdao, People's Republic of China
1st April, 2004

總裁問答
Frequently Asked Questions



1. 中國啤酒市場今後的發展趨勢會怎樣？

中國經濟的快速增長和消費能力的不斷提高帶動了啤酒市場的持續、穩定發展。近年來國際啤酒巨頭紛紛加大了對中國市場的投資力度，並形成了一些有外資背景的區域化啤酒企業集團。我們相信經過新一輪競爭和市場淘汰之後，中國啤酒行業的生產集約化水平、平均利潤率都將有所提高。未來中國啤酒市場可能會形成幾個大型啤酒集團分割大部份市場的格局。青島啤酒的目標就是不斷擴大自身的優勢，做中國啤酒市場的領先者。

1. HOW DO YOU THINK THE PROSPECT FOR CHINESE BEER MARKET?

The continuous development of Chinese economy and consuming level promoted the continuous and steady growth of domestic beer market. International Beer Giants enhanced their investment in Chinese beer market and formed some regional beer enterprises groups with foreign capital background. After the new round competition and market trial, the Chinese beer industry will be further intensified in production and the average profit margin and profitability will also be improved. Most of the market share of Chinese beer market will be dominated by several large beer groups. The Company's target is continuously enhancing its own advantages to keep its leader's role in Chinese beer market.

總裁問答（續）
Frequently Asked Questions (Continued)

2. 公司今後的市場品牌戰略是什麼？

公司仍將實施高中低檔產品並舉的戰略，並將根據中國經濟的持續增長和消費水平的提升，加大在中高端市場的銷量。2003年青啤主品牌已達到106萬千升，今年將增至120萬千升。公司近年來大力培育和發展的第二品牌(包括嶗山、漢斯、山水)的銷量去年也增長28%，主品牌和第二品牌的銷量今年將提高至公司啤酒總銷量的60%。

2. WHAT ARE THE BRAND MARKETING STRATEGIES OF THE COMPANY IN THE FUTURE?

The Company will continue to follow its strategy of developing all premium, medium and low grade products as a whole and increase the sales volume in premium and medium market with the continuous growth of Chinese economy and consuming level. The sales volume of the principal brand has reached 10.6 million hl in 2003, and will be increased to 12 million hl this year. The Company also enhanced its secondary brands in the last year, which includes "Laoshan", "Hansi" and "Shanshui", to have 28% year on year growth. The sales volume of the principal brand and secondary brands will be increased to represent 60% of the Company's total sales volume.

3. 面對原材料、能源等環節的價格上升，公司有何對策？

今年以來國內啤酒市場大米等原材料價格有較大幅度的上升，生產用水和煤、電等能源的價格也有所上升。漲價因素預計將使本公司的生產成本同比增加約4%。對此我們將採取以下措施：(1)致力於品牌整合、擴大主品牌銷量、增加收入；(2)致力於產品結構的優化；(3)分區域、分品種、策略性地調整產品價格；(4)提高運營效率、降低消耗、降低成本；(5)提高協同效應、整合資源。通過以上措施力爭抵銷漲價因素對成本的影響。

3. WHAT WILL THE COMPANY DO TO OFFSET THE IMPACT OF PRICE INFLATION IN RAW MATERIALS, ENERGY AND TRANSPORTATION?

Due to the significant price inflation in raw materials and energy like rice, water, power supply and coal this year, the production cost of the Company will have a 4% year on year growth. In order to offset the aforesaid impacts, the Company will execute the following: (1) Promote brand consolidation, increase sales volume of the principal brand and improve sales income; (2) Promote product structure consolidation; (3) Adjust product sales price timely in some regions and brands; (4) Improve operation efficiency & lower costs; (5) Improve synergy effect and consolidate resource.



總裁問答(續)
Frequently Asked Questions (Continued)

4. 青啤今後幾年整合重組規劃有哪些?

自基本完成公司國內市場的戰略佈局後,我們已由原先外延式發展轉向內涵式發展,把工作重點放在內部的系統整合上。目前青啤已擁有的啤酒生產企業總產能已近500萬噸,產能利用率約為70%。我們將把提升現有企業產能利用率作為今後一段時間發展的主要手段。在前幾年的發展中,我們抓住了機遇,通過大規模的併購基本完成了國內市場的戰略佈局,但是其中部份企業佈局過於集中,產能利用率較低。公司將秉承有進有退的原則,分步驟的整合相鄰企業的資產,以利於最大限度發揮公司的規模效益。同時在市場前景較好的區域,我們也會積極探討進行購併或新建項目,以保持公司規模的穩步擴大。

4. WHAT IS THE ACQUISITION AND DEVELOPMENT PLAN OF THE COMPANY IN NEXT YEARS?

The Company has changed its developing strategy of enlargement to internal consolidation after the fulfillment of its strategic layout. Currently, the Company has in total 50 million hl annual production output with capacity utilization rate of 70%. The improvement of capacity utilization rate will become the major development strategy of the Company. During the development in previous years, the Company seized the chance to fulfill its strategic layout in domestic market. However, some factories acquired that were too concentrated in the map had very low capacity utilization rate. The Company will consolidate the capitals of aforesaid factories to set out the scale effect of the Company and in appropriated time acquire existing breweries or build new factories in markets with better prospect to keep the enlargement of the Company.

5. 與A-B公司結為戰略聯盟後,對青啤最實質性的幫助是什麼?

與A-B公司結成戰略聯盟後,我們不僅通過向其發行可轉換債券而獲得了1.82億美元的資金,更重要的是引入了A-B先進的經營理念、管理和技術。除A-B公司的代表進入公司董事會、監事會及董事會下設的專門委員會並參與了公司的經營決策外,我們還與A-B組成了5個最佳實踐經驗交流小組,就工廠系統效率、品質管理等方面進行了深入的交流,從A-B公司那裏我們獲得了國際化大公司的成熟的管理經驗和技術,這對青啤今後的發展幫助甚大。

5. WHAT KIND OF ASSISTANCE HAS A-B PROVIDED TO THE COMPANY AFTER THE CONCLUSION OF STRATEGIC ALLIANCE?

With the conclusion of strategic alliance with A-B, the Company not only raised US$182 million by issuing Convertible Bonds to A-B, but also introduced the advanced operation, management principles and techniques from A-B. Besides the participation of A-B representatives in the Board, the Supervisory Committee and the Special Committees under the Board, the Company has also established 5 Best Practice Exchange Groups with A-B to exchange experience in enterprise system efficiency and quality control. The Company benefited a lot on its development by introducing mature management experience and technique of international large corporates from A-B.


TSINGTAO
青島啤酒

董事會報告書
Report of the Directors

一. 公司經營情況

1. COMPANY OPERATION

本公司的主要業務為生產及銷售啤酒。附屬公司及聯營公司主要從事啤酒生產、銷售及國內貿易。

The Company is principally engaged in the production and distribution of beer products. The Subsidiaries and associated companies are principally engaged in the production, sales and domestic trading of beer products.

本集團營業額及盈利幾乎完全由生產及銷售啤酒而產生。

The Group's turnover and profit are substantially derived from the production and domestic trading of beer products.

1. 公司主營業務收入和利潤分地區的構成情況(按中國會計準則計算)

1. The Group's turnover and profit from principal operating activities by geographical markets (Calculated in accordance with PRC GAAP)

地區	Region	主營業務收入 Turnover (人民幣萬元) (RMB'0000)	主營業務利潤 Profit (人民幣萬元) (RMB'0000)
青島	Qingdao	216,193	81,951
山東(不含青島)	Shandong (Except Qingdao)	110,526	18,024
華北	North China	172,656	39,256
華南	South China	265,625	86,675
出口銷售	Export	37,966	12,865



董事會報告書（續）
Report of the Directors (Continued)

2. 主要控股公司及參股公司的經營情況及業績

2. Operations and results of principal holding companies and investors

公司2003年盈利最大的前3家子公司情況：(按中國會計準則計算)

The particulars of the top three most profitable subsidiaries of the Company in year 2003: (Calculated in accordance with PRC GAAP)

(單位：人民幣萬元)

(Unit: RMB'0000)

公司名稱 Company Name	主營業務 Principal Activities	註冊資本 Registered Capital	資產規模 Assets	主營業務收入 Income from principal operating activities	淨利潤 Net Profit
青島啤酒西安有限責任公司 Tsingtao Brewery Xi'an Company Limited	國內啤酒生產及銷售 Domestic production and sales of beer	22,220	59,723	111,529	6,758
深圳青島啤酒朝日有限公司 Shenzhen Tsingtao Beer Ashai Company Limited	生產及銷售啤酒 Production and sales of beer	3,000萬美元 US$30 million	73,208	41,645	6,018
深圳市青島啤酒銷售有限公司 Shenzhen Tsingtao Brewery Sales Company Limited	國內啤酒貿易 Domestic trading of beer	2,000	48,824	139,092	5,846

3. 本年度主要供應商和客戶情況

3. Major suppliers and customers during the year

(1)本公司最大的供應商為德國Cerecom Cereal Commerce GmBh，前五名供應商合計的採購金額佔公司年度採購總金額的13.5%。

(1) The largest supplier of the Company during the year was Cerecom Cereal Commerce GmBh of Germany and the top five largest suppliers of the Company during the year accounted for 13.5% of the total purchases of the Company.

(2)本公司最大的銷售客戶為臺灣青啤股份有限公司，前五名客戶銷售額合計佔公司銷售總額的8%，合共所佔的銷售百分比少於30%。

(2) The largest customer of the Company during the year was Taiwan Tsingtao Beer Co., Ltd. And the top five largest customers of the Company during the year accounted for 8%, less than 30% of the total sales of the Company.

本年度內，本公司各董事、監事及其有關人士或任何持有本公司股本多於5%之股東並無擁有上述之供應商及銷售商的任何權益。

During the year, none of the Directors, Supervisors and their associates or shareholders holding more than 5% of the Company's share capital had an interest in any of the top five largest suppliers or customers of the Company.

董事會報告書(續)
Report of the Directors (Continued)

二. 利潤分配

董事會建議就截至2003年12月31日止年度派發末期股息每股人民幣0.20元,其餘未分配利潤結轉下一年度。上述分配預案須經本公司2003年度股東年會審議批准。

2. DIVIDEND

The Board of Directors proposed a final dividend of RMB0.2 per share for the year ended 31st December, 2003, and the remaining unappropriated profit will be transferred to the next financial year. The above proposal could only be put into effect after approval of the Company's 2003 Annual General Meeting.

三. 股本變動及股東情況

3. CHANGES OF SHARE CAPITAL & INFORMATION OF SHAREHOLDERS

1. 股份變動情況

1. Changes of Share Capital

(單位:萬股)

(Unit: '0000 Shares)

		本次變動前 Beginning of Period	本次變動增減 (+,-) Increase/ Decrease (+, -) During the Year	本次變動後 End of Period
一. 未上市流通股份	(1) Unlisted Shares			
發起人股份	Promoter's Shares			
其中:	Including:			
國家持有股份	State-owned Shares	39,982		39,982
境內法人持有股份	Domestic Legal	5,333		5,333
未上市流通股份合計	Sub-total of Unlisted Shares	45,315		45,315
二. 已上市流通股份	(2) Listed Shares			
1. 人民幣普通股 (A股)	1.RMB-Dominated Ordinary Shares (A shares)	20,000		20,000
2. 境外上市的外資股 (H股)	2.Overseas Listed Foreign Shares (H shares)	34,685	6,000	40,685
已上市流通股份合計	Sub-total of Listed Shares	54,685		60,685
三. 股份總數	(3) Total Listed Shares	100,000	6,000	106,000

董事會報告書（續）
Report of the Directors (Continued)

2. 股票發行與上市情況

(1)本公司於2001年2月5日至20日在上海證券交易所增發人民幣普通股10,000萬股，每股發行價為人民幣7.87元，2001年6月7日起全部上市流通。公司總股本增至10億股。

(2)2002年10月21日，本公司與美國啤酒釀造商安海斯-布希公司(「A-B公司」)簽署《戰略性投資協議》，本公司向A-B公司分三批定向發行總金額為1,416,195,342港元的強制性可轉換債券，在協議規定的時間內將全部轉換成公司額外的新H股。全部轉換完成後，A-B公司在本公司股權比例將增加到27%。

2003年4月1日，本公司按照該協議的約定向A-B公司發行了價值907,920,000港元的第一部份及第二部份債券，該筆資金已於2003年4月1日到賬。2003年10月21日，本公司向A-B公司發行了價值254,137,671港元的第三部份第一分部份債券，該筆資金已於2003年10月21日滙至公司銀行帳戶。

2. Issue of Shares and Listing

(1) The Company Issued 100 million additional RMB-Dominated Ordinary Shares in addition from 5th February to 20th February, 2001 in Shanghai Security and Stock Exchange with price of RMB7.87 per share. The above shares are all listed from 7th June, 2001 and the total share capital of the Company was increased to 1 billion shares.

(2) Pursuant to the Strategic Investment Agreement signed by the Company with a US beer brewer, Anheuser-Busch (A-B), Inc. on 21st October, 2002, the Company shall issue an aggregate of HK$1,416,195,342 Mandatorily Convertible Bonds to A-B in three tranches, and convert all bonds into additional H shares of the Company within a specified period pursuant to the agreement. Upon full conversion into additional H shares of the Company, the shareholding of A-B in the Company will be increased to 27%.

On 1st April, 2003, the Company issued Tranche I and Tranche II Convertible Bonds in an aggregate of HK$907,920,000 to A-B pursuant to the agreement, which was remitted to the specified account of the Company On 1st April, 2003. On 21st October, 2003, the Company issued the first Sub-tranche of Tranche III Convertible Bonds to A-B in an aggregate of HK$254,137,671, which was remitted to the specified account of the Company on 21st October, 2003.

董事會報告書（續）
Report of the Directors (Continued)

2003年7月2日，本公司向A-B公司發行的價值28,080萬港元的第一批可轉換債券轉成本公司新發行的6,000萬股H股股份，轉股價為4.68港元，佔第一批債券轉換前本公司總股本（10億股）的6%。

On 2nd July, 2003, Tranche I convertible bonds in an aggregate of HK$280,800,000, which the Company issued to A-B, was converted to 60 million new H shares at HK$4.68 per share. The above 60 million new H shares represent 6% of the Company's total share capital (1 billion shares) before closing of Tranche I.

3. 股東情況

3. Shareholders

(1) 報告期末公司股東總數為92,605戶，其中H股股東為610戶。

(1) At the end of the reporting period, the total number of the shareholders of the Company was 92,605, out of which there are 610 H-share shareholders.



董事會報告書（續）
Report of the Directors (Continued)

(2) 報告期末本公司前10名股東：

(2) The top 10 shareholders of the Company at the end of the reporting period

持有人 Name	持股種類 Type of Share	期末持股數 At end of period (股) (shares)	佔總股本比例 Percentage to total share capital (%)	持股增減 Increase/ Decrease (股) (shares)	股份性質 Nature of Shareholding
青島市國有資產管理辦公室 Office of Qingdao State-owned Assets Administration Bureau	A	399,820,000	37.72	0	國家股 State-owned shares
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	H	293,981,380	27.73	2,769,000	流通股 Listed shares
安海斯一布希國際控股公司 Anheuser-Busch Companies Inc.	H	105,000,000	9.91	60,000,000	流通股 Listed shares
中國銀行山東省分行 Bank of China, Shandong Province Branch	A	29,250,000	2.76	—	法人股 Legal Person Shares
中國建設銀行青島市分行 Construction Bank of China, Qingdao Branch	A	19,080,000	1.8	—	法人股 Legal Person Shares
易方達平穩增長證券投資基金 E Fund Stable Growth Fund	A	6,437,028	0.61	—	流通股 Listed shares
融通新藍籌證券投資基金 Rongtong New Blue Chip Fund	A	5,025,025	0.47	—	流通股 Listed shares
青島華青財務服務有限公司 Qingdao Huaqing Financial Service Company Limited	A	5,000,000	0.47	—	法人股 Legal Person Shares
通乾證券投資基金 Tongqian Fund	A	4,976,131	0.47	—	流通股 Listed shares
漢盛證券投資基金 Han Sheng Fund	A	3,708,475	0.35	—	流通股 Listed shares

融通新藍籌證券投資基金和通乾證券投資基金的基金管理人同為融通基金管理有限公司。青島市國有資產管理辦公室(「國資辦」)和A-B公司因本公司引入後者為戰略投資者而構成一致行動人。

The fund managers of Rongtong New Blue Chip Fund and Tongqian Fund are both within Rongtong Fund. Office of Qingdao State-owned Assets Administration Bureau (State Asset Office) and A-B Company became concerted parties after the Company introduced A-B as the strategic investor.

董事會報告書（續）
Report of the Directors (Continued)

除此以外，本公司並不知曉前10名股東之間是否存在其他關聯關係、所持股份是否存在質押或凍結的情況，以及是否為一致行動人。

Save as disclosed herein, the Company is not aware of any existence of associated relationship among the top 10 shareholders and of whether the shares held have been pledged or prohibited for sale or held by concerted parties.

(3) 本公司第一大股東為青島市國有資產管理辦公室，是青島市主管國有資產的政府部門。

(3) Office of Qingdao State-owned Assets Administration Bureau is the controlling shareholder of the Company, which is the government department of Qingdao City for administrating state-owned assets.

(4) 報告期末本公司前10名流通股股東：

(4) The top 10 listed-shares shareholders of the Company at the end of the reporting period

持有人 Name		持股種類 Type of Share	期末持股數 At end of period (股) (shares)
香港中央結算(代理人)有限公司	HKSCC Nominees Limited	H	293,981,380
安海斯 一 布希國際控股公司	Anheuser-Busch International Inc	H	105,000,000
易方達平穩增長證券投資基金	E Fund Stable Growth Fund	A	6,437,028
融通新藍籌證券投資基金	Rongtong New Blue Chip Fund	A	5,025,025
通乾證券投資基金	Tongqian Fund	A	4,976,131
漢盛證券投資基金	Han Sheng Fund	A	3,708,475
裕元證券投資基金	Yu Yuan Fund	A	3,463,638
裕陽證券投資基金	Yu Yang Fund	A	3,409,406
科翔證券投資基金	Kexiang Fund	A	2,540,000
寶盈鴻利收益證券投資基金	Bo Ying Hong Li Income Fund	A	2,000,000

易方達平穩增長證券投資基金和科翔證券投資基金的基金管理人同為易方達基金管理有限公司，融通新藍籌證券投資基金和通乾證券投資基金的基金管理人同為融通基金管理有限公司，裕元證券投資基金和裕陽證券投資基金的基金管理人同為博時基金管理有限公司。除此以外，本公司並不知曉前10名流通股股東之間是否存在關聯關係。

The fund managers of E Fund Stable Growth Fund and Kexiang Fund are both within E Fund Stable Growth Fund; The fund managers of Rongtong New Blue Chip Fund and Tongqian Fund are both within Rongtong Fund; The fund managers of Yu Yuan Fund and Yu Yang Fund are both within Bo Shi Fund Management Co., Ltd. Save as disclosed herein, the Company is not aware of any existence of associated relationship among the top 10 shareholders.

4. 優先認股權

4. Share option

本公司章程內並無有關優先認股權的條款。

There are no provisions regarding share option under the Articles of the Company.

董事會報告書（續）
Report of the Directors (Continued)

四. 董事、監事、高級管理人員情況

4. PROFILES OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT

1. 董事、監事和高級管理人員基本情況

1. Profiles of Directors, Supervisors and Senior Management

姓名 Name	性別 Sex	年齡 Age	職務 Title	期初 持股數 Number of Shares held at beginning of period *(股)* *(shares)*	期末 持股數 Number of Shares held at end of period *(股)* *(shares)*
李桂榮 Li Gui Rong	男 Male	64	董事長 Chairman	0	0
金志國 Jin Zhi Guo	男 Male	47	副董事長、總裁 Vice Chairman, President	0	0
劉英弟 Liu Ying Di	男 Male	47	董事 Director	5000	5000
孫玉國 Sun Yu Guo	男 Male	49	董事、副總裁、總會計師 Director, Vice President, Chief Financial Officer	0	0
Stephen Burrows	男 Male	51	非執行董事 Non-executive Director	0	0
楚振剛 Chu Zhen Gang	男 Male	55	獨立董事 Independent Director	0	0
王立軍 Wang Li Jun	男 Male	47	非執行董事 Non-executive Director	0	0
譚禮寧 Tan Li Ning	男 Male	40	獨立董事 Independent Director	0	0
伍海華 Wu Hai Hua	男 Male	37	獨立董事 Independent Director	0	0
潘桂榮 Pan Gui Rong	女 Female	54	獨立董事 Independent Director	0	0
吳玉亭 Wu Yu Ting	男 Male	58	監事會主席 Chairman of Supervisory Committee	0	0
于嘉平 Yu Jia Ping	男 Male	41	監事 Supervisor	0	0
任增貴 Ren Zeng Gui	男 Male	41	監事 Supervisor	0	0
黃祖江 Huang Zu Jiang	男 Male	38	監事 Supervisor	8000	8000
David Renaud	男 Male	49	監事 Supervisor	0	0
劉清遠 Liu Qing Yuan	男 Male	55	監事 Supervisor	0	0
鍾明山 Zhong Ming Shan	男 Male	52	監事 Supervisor	0	0
陳軍 Chen Jun	男 Male	36	監事 Supervisor	0	0

董事會報告書（續）
Report of the Directors (Continued)

姓名 Name	性別 Sex	年齡 Age	職務 Title	期初持股數 Number of Shares held at beginning of period (股) (shares)	期末持股數 Number of Shares held at end of period (股) (shares)
孫明波 Sun Ming Bo	男 Male	47	常務副總裁 Executive Vice President	1261	1261
滕安功 Teng An Gong	男 Male	53	工會主席 Chairman of Workers' Union	0	0
樊偉 Fan Wei	男 Male	44	總工程師 Senior Engineer	3882	3882
嚴旭 Yan Xu	女 Female	39	副總裁 Vice President	0	0
張學舉 Zhang Xue Ju	男 Male	49	副總裁 Vice President	1000	1000
曹向東 Cao Xiang Dong	男 Male	52	副總裁 Vice President	2000	2000
姜宏 Jiang Hong	女 Female	47	副總裁 Vice President	1000	0
袁璐 Yuan Lu	女 Female	48	董事長助理、董事會秘書 Assistant Chairman, Company Secretary	0	0

本公司2003年8月13日召開2003年第2次臨時股東大會選舉Mr. Stephen Burrows為第四屆董事會董事，楚振剛先生為獨立董事，選舉Mr. David Renaud為第四屆監事會監事。2003年6月17日公司職工代表聯席會選舉黃祖江先生為本公司由職工代表出任的監事。

On the 2nd Extraordinary General Meeting held on 13rd August, 2003, Mr. Stephen Burrows was elected as the director of the 4th session Board of Directors, Mr. Chu Zhen Gang was elected as the independent director and Mr. David Renaud was elected as the supervisor of the 4th session Supervisory Committee. On the meeting of Company staffs' Representatives , Mr. Huang Zu Jiang was elected as the supervisor representing Company staffs.

上述董事、監事及高級管理人員中，Mr. Stephen Burrows、Mr. David Renaud聘任日期自2003年8月13日起至2005年6月24日止、黃祖江先生任期自2003年6月17日起至2005年6月24日止、姜宏女士任期自2003年10月28日起至2005年6月24日止，其餘人員任期自2002年6月24日起至2005年6月24日止。姜宏女士於報告期初已售出其所持有本公司股份。

Among the above Directors, Supervisors and Senior Managements, Mr. Stephen J. Burrows, Mr. David Renaud, will be employed from 13th August, 2003 to 24th June, 2005; Mr. Huang Zu Jiang will be employed from 17th June, 2003 to 24th June, 2005; Miss Jiang Hong will be employed from 28th October, 2003 to 24th June, 2005; the others will be employed from 24th June, 2002 to 24th June, 2005. Miss Jiang Hong sell all her shares of the Company at beginning of the reporting period.

董事會報告書（續）
Report of the Directors (Continued)

2. 年度報酬情況

2. Annual remuneration

(1) 報酬決策程序、報酬確定依據

(1) Procedure and Basis for deciding remuneration

公司董事、監事的報酬依據公司股東大會審議通過的董事、監事年度薪酬計劃和董事、監事服務合約以及公司的經營效益情況確定其薪酬，公司高級管理人員的薪酬按董事會通過的經營者薪酬方案，根據公司經營業績和個人所承擔的工作職責兑現年度薪酬。

The remuneration of the Company's directors and supervisors should be decided in accordance with the operating profit of the Company, the annual remuneration plan and the service agreement for the Company's directors and supervisors approved by the Company's General Meeting; The remuneration of the Company's top managements should be decided in accordance with the remuneration plan for the Company's top managements approved by the Board, the Company's operating profit and individual role responsibility.

(2) 現任董事、監事和高級管理人員2003年度報酬總額為280萬元人民幣，金額最高的前三名董事薪酬總額為47.6萬元，金額最高的前三名高級管理人員薪酬總額為67萬元。

(2) The 2003 annual remuneration of the Company's directors , supervisors and top managements was in total RMB2.8 million; the total annual remuneration of the highest paid top three directors was RMB476 thousand, and the total remuneration of the highest paid top three senior managements was RMB670 thousand.

(3) 獨立董事的津貼及其他待遇

(3) Subsidy and other pay of independent directors

2003年度公司獨立董事津貼為每人5萬元人民幣（含稅），除此以外無其他報酬。

The 2003 annual subsidy of the independent directors paid by the Company was RMB50 thousand (including tax) for each without any other payments.

(4) 在公司領取薪酬的董事、監事和高級管理人員中，年薪10萬元以內有1人，10至15萬元有8人，15至20萬元有4人，20萬元以上有3人。Mr. Stephen J. Burrows、Mr. David Renaud不在本公司或其他關聯單位領取報酬。

(4) Among the Company paid directors , supervisors and top managements, one people was paid within RMB100 thousand annual remuneration; 8 people were paid RMB100 thousand to RMB150 thousand annual remuneration; 4 people were paid RMB150 thousand to RMB200 thousand annual remuneration; and 3 people were paid more than 200 thousand. Mr. Stephen J. Burrows and Mr. David Renaud are not on the payroll of the Company, shareholder's companies or other associated companies.

董事會報告書（續）
Report of the Directors (Continued)

3. 2003年10月28日公司第四屆董事會第九次會議，聘任公司董事、副總裁孫玉國先生兼任公司總會計師，聘任公司總裁助理姜宏女士為公司副總裁，聘任公司董事會秘書袁璐女士兼任公司董事長助理。

3. On the Ninth Meeting of the Fourth Session Board of Directors held on 28th October, 2003, Mr. Sun Yu Guo, the director and vice president of the Company, was appointed as chief accountant of the Company; Miss Jiang Hong, the assistant president of the Company, was appointed as vice president of the Company, and Miss Yuan Lu, the Company secretary , was appointed as assistant director of the Board.

五. 董事及監事收購股份之權利

5. DIRECTORS AND SUPERVISORS RIGHTS TO ACQUIRE SHARES

除上文所披露者外，本公司或其任何附屬公司概無於年內任何時間參與任何安排，以致本公司之董事及監事可藉購入本公司或任何其他團體之股份或債券而獲益。

Save as disclosed above, none of the Directors, Supervisors, their associates and senior management has any interests in the equity or debt securities of the Company or any of its associated company, or had been granted or exercised any right to subscribe for the shares or debentures of the Company.

六. 公司治理結構

6. CORPORATE GOVERNANCE

1. 公司治理

1. Corporate Governance

本公司已建立了較規範的法人治理結構，完善了股東大會、董事會、監事會、經理層相互制衡的管理體制，並建立了相關的議事規則和工作制度，以保障其協調運轉、規範運作。報告期內根據《上市公司治理準則》的要求，修改了公司章程相關內容，外部董事、外部監事已佔董事會和監事會成員的一半以上，其中獨立董事佔董事會成員的三分之一以上。

The Company has established regulatory corporate governance structure, perfected the management mechanism characterized by intro-surveillance among the shareholders' meeting , the Board, the Supervisory Committee and top management, and set up relevant procedure rules as well as working regulations to ensure harmonized, regulatory operation. During the reporting period, the Articles of the Company was amended in accordance with Criteria of Corporate Governance of Listed Companies. The external directors and supervisors represented respectively over half of the composition of the Board and the Supervisory Committee, of which independent directors represent over one third of the Board Members.

董事會報告書（續）
Report of the Directors (Continued)

公司董事會深刻認識到良好的公司治理對保護投資者權益和提升股東價值的重要意義，並嚴格按照境內外監管法規和公司章程的要求規範運作。公司董事會已成立了戰略與投資委員會、審計與財務委員會、人力資源與公司治理委員會三個專門委員會並制訂了各專門委員會的工作細則，從而保證了董事會科學高效的決策。根據本公司與A-B公司簽署的《戰略性投資協定》，報告期內A-B公司代表已分別進入本公司董事會、監事會及董事會各專門委員會，對進一步完善公司治理、推進國際化運作起到了積極推動作用。

The Board of Directors deeply recognized the importance of proper corporate governance for protection of shareholders' interest and enhancement of shareholders' value and operate in strict compliance with relevant supervision regulations of both domestic and abroad as well as the Company's Articles. The Board has set up three special committees respectively as Strategy and Investment Committee, Audit and Finance Committee and Human Resource and Corporate Governance Committee, all of which have their own working regulations so as to ensure scientific and efficient decision of the Board. In accordance with the Stragetic Investment Agreement signed by the Company with A-B, respective representatives of A-B have entered the Board, the Supervisory Committee and the special committees of the Board during the report period to promote the internationalization and advance the corporate governance of the Company.

2. 獨立董事履行職責情況

2. Discharge of Responsibilities by Independent Directors

在董事會三個專門委員會中，除戰略與投資委員會外，審計與財務委員會、人力資源與公司治理委員會均由獨立董事佔多數並擔任委員會主席。獨立董事參加了年內董事會召開的各次會議並召集及參加了董事會專門委員會的7次會議，對公司的財務審計、高管人員選聘、重大經營決策等提出了許多建設性意見，認真履行了其擔負的職責。

Among the three special committees, independent directors representing the majority assume chairmanship in Audit and Finance Committee and Human Resource and Corporate Governance Committee except Strategy & Investment Committee. The independent directors attended all the meetings held by the Board in the reporting period and chaired 7 meetings of the special committees under the Board, in which they put forward many constructive opinions and recommendations related to financial auditing, appointment of top management, material operational decisions and etc..

3. 公司與控股股東一青島市國有資產管理辦公室在業務、人員、資產、機構、財務等方面完全分開，具有獨立完整的業務及自主經營能力。

3. The Company has been separated from its controlling shareholder (Qingdao State-owned Assets Administration Office) in business, staff, asset, organization, finance and etc. to have its individual and complete business and self operating capability.

4. 公司董事會人力資源與公司治理委員會已初步建立了對公司經營者的薪酬制度及績效考評制度，並參照個人所擔負的不同職責和年度業績情況給予獎懲。

4. The Human Resource and Corporate Governance Committee has initially established the remuneration and assessment policy for the Company's top managements, and award or punish them in accordance with the evaluation of their responsibilities and annual achievements.

董事會報告書(續)
Report of the Directors (Continued)

七. 股東大會簡介

1. 2003年1月23日本公司分別召開2003年臨時股東大會、內資股臨時股東大會、H股臨時股東大會，上述會議通知於2002年12月9日刊登在《中國證券報》、《上海證券報》、香港《文匯報》和《The Standard》。

出席臨時股東大會的股東和股東代理人共代表股份數816,404,950股，佔公司總股本的81.64%，符合本公司章程要求。臨時股東大會以普通決議案審議並通過以下決議：(1)批準、確認及追認《戰略性投資協議》及根據是項協議擬進行的交易；(2)批準及同意由香港證券及期貨事務監察委員會根據《香港公司收購及合併守則》向國資辦、A-B公司及與他們各自一致行動的人士授出豁免，容許該等人士毋須提出強制性收購建議、收購本公司所有已發行的股份。以特別決議案審議並通過以下決議：(1)授權董事向A-B公司或其代理人發行本金總額為1,416,195,342港元的可轉換債券，並授權董事可因此增加公司註冊股本，以及酌情對公司章程作出適當及必要的修訂，以反映公司註冊股本的變動；(2)授權董事發行因A-B公司行使可轉換債券的轉股權時所必須發行的，每股面值人民幣1元的H股股份；(3)同意豁免與放棄可轉換債券的優先購買權(如有)；(4)批准及確認因執行《戰略性投資協議》及發行可轉換債券就此建議對公司的公司章程作出修訂；另

7. PROFILE OF GENERAL MEETINGS

1. On 23rd January, 2003, the Company held respectively EGM, the H Shares EGM and the A Shares EGM, and the notices of the above meetings were published on 9th December, 2002 in "China Securities Journal", "Shanghai Securities Journal", Hong Kong "Wen Wei Po" and "The Standard".

The shareholders and their agents attending the EGM represented 816,404,950 shares, 81.64% of the Company's total share capital, which was in accordance with the Articles of the Company. The following resolutions had been considered and approved in the EGM: (1) Approve and confirm the Strategic Investment Agreement and the related transactions in accordance with the Agreement; (2) Approve and confirm the Securities and Futures Commission of Hong Kong to issue Whitewash Waiver Certificate to Qingdao State-Owned Assets Administration Office, A-B Company and their concert parties in accordance with Takeovers Code of Hong Kong to authorize them to acquire the exist shares of their own company without having to put forward mandatory acquirement proposal. The following special resolutions have been considered and approved: (1) Directors are hereby authorized to issue to A-B or it's nominees the Convertible Bonds in the aggregate of HK$1,416,195,342 and the Directors are also authorized to increase the registered capital of the Company and make appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company. (2) The Directors are authorized to issue such number of H shares of RMB1.00 each as may be required to be issued pursuant to the conversion of Convertible Bonds. (3) The shareholders approve the waiver and giving up of their pre-emptive rights (if any). (4) Approved and confirmed the amendments to the Articles of the Company which was made incidental to the performance of the Strategic Investment Agreement and the issue of the Convertible Bonds; The Directors are authorized to modify the wordings in the Articles of the Association of the Company as appropriate

董事會報告書（續）
Report of the Directors (Continued)

外授權董事在必要時修訂公司章程的文字，並採取一切必須或適當的行動以致修訂生效。

and to do all acts may be necessary or desirable to give effect to the amendments.

出席內資股臨時股東大會的股東和股東代理人共代表股份數為479,310,582股，佔本公司已發行內資股股份的73.38%，符合本公司章程要求。內資股臨時股東大會以特別決議案通過以下決議：(1)授權董事向A-B公司或其代理人發行本金總額為1,416,195,342港元的可轉換債券，並授權董事可因此增加公司註冊股本，以及酌情對公司的公司章程作出適當及必要的修訂，以反映公司註冊股本的變動；(2)授權董事發行因A-B公司行使可轉換債券的轉股權時所必須發行的，每股面值人民幣1元的H股股份；(3)同意豁免與放棄可轉換債券的優先購買權(如有)；(4)批准及確認因執行《戰略性投資協議》及發行可轉換債券就此建議對公司的公司章程作出修訂；另外授權董事在必要時修訂公司章程的文字，並採取一切必須或適當的行動以致修訂生效。

The shareholders and their agents attending the EGM of A shares represented 479,310,582 shares, which is 73.38% of the Company's total A share capital in accordance with the Articles of the Company. The following resolutions had been considered and approved in the EGM of A shares: (1) Directors are hereby authorized to issue to A-B or it's nominees the Convertible Bonds in the aggregate principal amount of HK$1,416,195,342.00 and the Directors are also authorized to increase the registered capital of the Company to make appropriate and necessary amendments to the Articles of the Company as they think fit to reflect such increase in the registered capital of the Company. (2) The Directors are authorized to issue such number of H shares of RMB1.00 each as may be required to be issued pursuant to the conversion of Convertible Bonds. (3) The shareholders approve the waiver and giving up of their pre-emptive rights (if any). (4) Approved and confirmed the amendments to the Articles of the Association of the Company which was made incidental to the performance of the Strategic Investment Agreement and the issue of the Convertible Bonds; The Directors are authorized to modify the wordings in the Articles of the Association of the Company as appropriate and to do all acts may be necessary or desirable to give effect to the amendments.

出席H股臨時股東大會的股東和股東代理人共代表股份數為337,094,368股，佔本公司已發行H股股份的97.18%，符合本公司章程要求。H股臨時股東大會審議通過了與內資股臨時股東大會審議內容相同的四項特別決議案。

The shareholders and their agents attending the EGM of H shares represented 337,094,368 shares, which is 97.18% of the Company's total H share capital in accordance with the Articles of the Company. The four same special resolutions with A shares EGM had been considered and approved in the EGM of H shares.

2. 2003年5月20日本公司召開2002年度股東年會，出席股東年會的股東和股東代理人共代表股份數800,375,339股，佔本公司總股本的80.04%，符合本公司章程的要求。

2. The Company convened its 2002 annual general meeting (AGM) on 20th May, 2003. The shareholders and their agents attending the AGM represented 800,375,379 shares, which is 80.04% of the Company's total share capital in accordance with the Articles of the Company.

董事會報告書(續)
Report of the Directors (Continued)

會議以普通決議案審議並通過「公司2002年度董事會工作報告、2002年度監事會工作報告、2002年度財務報告(經審計)、2002年度利潤分配及特別派息方案、聘任2003年度境內審計師和國際審計師並授權董事會決定其酬金」共5項議案。

The following 5 ordinary resolutions were considered and approved in the AGM: The Work Report of the Company's Board of Directors for the year 2002, The Work Report of the Company's Supervisory Committee for the year 2002, The Company's Audited Financial Statements for the year 2002, The Company's Proposal for Profit Distribution and Special Dividend Payment, The Appointment of domestic auditor and international auditor for the year 2003 and the authorization to the Board of Directors for fixing auditors' remunerations.

3. 2003年8月13日本公司召開2003年第2次臨時股東大會。出席臨時股東大會的股東和股東代理人共代表股份數610,091,681股,佔本公司總股本的57.55%,符合本公司章程要求。

3. The Company convened the 2nd EGM of 2003 in 13th August, 2003. The shareholders and their agents attending the EGM represented 610,091,681 shares, which is 57.55 % of the Company's total share capital in accordance with the Articles of the Company.

臨時股東大會以普通決議案審議並通過以下決議:批准本公司董事會提呈關於修改公司章程第93條第1款、第122條和第123條的議案,並授權董事會依據國家有關審批部門的要求(如有)就章程修改作適當的文字修改及其他一切事宜;以特別決議案審議並通過以下決議:(1)增補、選舉Mr. Stephen J. Burrows為本公司非執行董事;(2)增補、選舉David Andrew Renaud為本公司監事;(3)選舉公司現任非執行董事楚振剛先生為獨立董事。

The following ordinary resolutions have been considered and approved by the EGM: The Board of Directors was authorized to modify paragraph 1 of Article 93, Article 122 and Article 123 and was also authorized to modify the wordings in the Article of the Company and to do all acts may be necessary or desirable to give effects to the amendments pursuant to the requirement (if any) of the relevant governmental authorities. The following special resolutions have been considered and approved by the EGM:.(1) Appoint and elect Mr. Stephen J. Burrows as a non-executive director of the Company; (2) Appoint and elect Mr. David Andrew Renaud as a supervisor of the Company; (3) Appoint and elect Mr. Chu Zhen Gang (currently a non-executive director of the Company) as an independent director of the Company.

董事會報告書（續）
Report of the Directors (Continued)

八. 董事會日常工作情況

8. DAILY WORKS OF THE BOARD OF DIRECTORS

(1) 報告期內本公司召開董事會會議的情況：

Meeting of the Board of Directors in the reporting period:

2003年1月8日召開第四屆董事會臨時會議，審議通過關於公司繼續受讓青島啤酒福州有限公司24%股權的議案。

The Company convened the extraordinary meeting of the 4th session Board of Directors on 8th January, 2003. The Board considered and approved the resolution of acquiring 24% equity of Tsingtao Brewery (Fuzhou) Company Limited.

2003年1月28日召開第四屆董事會臨時會議，審議通過關於公司對青島啤酒集團有限公司在青島啤酒揚州有限公司中持有的80%股權受託管理的議案。

On 28th January, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the resolution that the Company was entrusted for the management of 80% equity of Tsingtao Brewery (Yangzhou) Company Limited by the Group.

2003年2月15日召開第四屆董事會第5次會議，審議通過了公司2002年度總裁工作報告、2003年預算方案、關於建設青島啤酒博物館項目的議案。

On 15th February, 2003, the Company convened the 5th meeting of the 4th session Board of Directors. The Board considered and approved the 2002 Annual Working Report of the President, Budget Plan of 2003 and the Construction of Tsingtao Beer Museum.

2003年2月28日召開第四屆董事會臨時會議，審議通過關於公司與陝西寶雞啤酒股份有限公司合作事宜的議案。

On 28th February, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the cooperation between the Company and Shanxi Baoji Brewery Company Limited.

2003年3月31日召開第四屆董事會臨時會議，審議通過關於向A-B公司發行第一部份和第二部份債券的議案。

On 31st March, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the issue of Tranche I and Tranche II Convertible Bonds to A-B.

2003年4月2日召開第四屆董事會第6次會議，審議通過了2002年年度報告、2002年度利潤分配及特別派息預案、青啤向安海斯 — 布希公司發行的第一及第二批可轉換債券的資金使用方案、關於修改公司章程部份條款的議案。

On 2nd April, 2003, the Company convened the 6th meeting of the 4th session Board of Directors. The Board considered and approved the Annual Report of 2002, the Company's proposal for profit distribution and special dividend payment, the utilization plan of the proceed raised from the issuance of Tranche I and Tranche II Convertible Bonds to A-B by the Company, the amendments of some Articles in the Articles of the Company.

董事會報告書(續)
Report of the Directors (Continued)

2003年4月29日召開第四屆董事會第7次會議，審議通過了公司2003年第1季度報告(未經審計)。

On 29th April, 2003, the Company convened the 7th meeting of the 4th session Board of Directors. The Board considered and approved the First Quarter Report of 2003 (unaudited).

2003年6月26日召開第四屆董事會臨時會議，審議通過關於同意A-B公司第一部份債券轉股、關於同意Mr. Stephen Burrows為董事候選人和楚振剛先生為公司獨立董事候選人的議案。

On 26th June, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the Conversion of Tranche I Convertible Bonds into shares by A-B, The approval of Mr. Stephen Burrows as the Candidate of the Company's Director and Mr. Chu Zhen Gang as the Candidate of the Company's independent Director.



2003年8月13日召開第四屆董事會第8次會議，審議並通過2003年中期報告(未經審計)、獨立董事制度、調整董事會下設的三個專門委員會及修訂其工作細則的議案、董事薪酬實施方案。

On 13th August, 2003, the Company convened the 8th meeting of the 4th session Board of Directors. The Board considered and approved The Interim Results of 2003(unaudited), Regulations of Independent Directors, Adjustment of the three Special Committees & the Modification of their working rules, and the Renumeration Plan of the Directors.

2003年9月30日召開第四屆董事會臨時會議，審議通過關於向A-B公司發行第三部份第一分部份債券等事宜的議案。

On 30th September, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the resolution of issuing the first part of Tranche III Convertible Bonds to A-B.

2003年10月8日召開第四屆董事會臨時會議，審議通過關於在湖南省長沙市寧鄉縣新建啤酒廠等事宜的議案。

On 8th October, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the resolution of constructing a new brewery in Ningxiang County, Changsha City, Hunan Province.

2003年10月15日召開第四屆董事會臨時會議，審議通過關於調整董事會三個專門委員會事宜的議案。

On 15th October, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the resolution of adjusting the three Special Committees.

董事會報告書（續）
Report of the Directors (Continued)

2003年10月28日召開第四屆董事會第9次會議，審議並通過了青啤公司2003年第3季度報告(未經審計)、關於青島啤酒香港貿易有限公司1,500萬美元借款及公司為其提供保證的議案、關於公司發行的第三批可轉換債券第一分部份的資金安排以及關於增補公司高級管理人員的議案。

On 28th October, 2003, the Company convened the 9th meeting of the 4th session Board of Directors. The Board considered and approved the Company's third quarter report of 2003 (unaudited); the resolution of the loan of US$15 million to Tsingtao Beer (H.K.) Trading Company Limited and the gurantee provided by the Company in respect thereof; the capital arrangement of the first sub-tranche of Tranche III Convertible Bonds issued by the Company and the appointment of the Company's senior managements.

2003年12月19日召開第四屆董事會臨時會議，審議通過關於青島啤酒廊坊公司股權轉讓事宜的議案。

On 19th December, 2003, the Company convened the extraordinary meeting of the 4th session Board of Directors. The Board considered and approved the resolution of the equity transfer of Tsingtao Brewery (Langfang) Company Limited.

(2) 董事會對股東大會決議的執行情況

(2) Execution of the Board of Directors on resolutions approved by the General Meetings

本公司2002年度股利分配方案為每股派發現金紅利人民幣0.16元(A股含稅)，另外派發青啤百年特別紅利每股現金人民幣0.06元(A股含稅)，股息已於2003年7月18日派發完畢。

The proposed cash dividend per share distributable to shareholders amounted to RMB0.16 (A shares tax included). In order to celebrate the 100th anniversary of Tsingtao Brewery, payment of a special cash dividend per share of RMB0.06 (A shares tax included). The above dividends have been distributed to the shareholders in 18th July, 2003.

九. 募集資金使用情況

9. USE OF PROCEEDS

1. 本公司於2001年增發1億A股共募集資金人民幣7.87億元，截至本報告期末，除西安公司純生項目因當地市場前景因素尚未動工外，其餘募集資金投入項目已全部竣工投產並產生效益。尚餘募集資金人民幣12,820萬元暫時用於公司流動資金周轉。

1. The Company raised in an aggregate of RMB787 million through issuance of 100 million additional A shares in 2001. Till the end of the reporting period, except the draft beer project in Xian has not been started yet due to the local market prospect, the other projects invested with the capital raised by additional issuance of A shares have been completed and begun to bring about profit. The remaining RMB128.2 million is temporally used for the Company's cash flow.

董事會報告書（續）
Report of the Directors (Continued)

2. 定向發行可轉換債券的募集資金於報告期內尚未有資本性投入，暫時補充公司流動資金。

2. The capital raised through the subscription of Mandatorily Convertible Bonds has not been invested into any capital investments in the reporting period, while is temporally used for compensation of the Company's cash flow.

十. 最佳應用守則

10. CODE OF BEST PRACTICE

董事會確認在2003年1月1日至12月31日的12個月期間，本公司已遵守《香港聯合交易所證券上市規則》附錄十四之最佳應用守則。

The Board of Directors confirms that the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited throught the 12 months period from 1st January, 2003 to 31st December, 2003.

十一. 董事或監事合約權益及董事服務合約

11. DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACT

本年度內董事及監事均無在與本公司及其附屬公司訂立的任何合約中擁有重大權益。

None of the Directors and Supervisors was with material interests in any contracts entered into with the Company or any of its subsidiaries during the year.

本公司所有獲委任董事及監事均已與本公司訂立服務合約，各董事及監事概無與本公司簽定任何一年內若由本公司及其附屬公司終止合約時須作出賠償的服務合約（法定賠償除外）。

Service contracts have been entered into between the Company and all appointed Directors and Supervisors. The Directors and Supervisors have not entered into any service contracts with the Company or any of its subsidiaries during the year, which are not terminable by the Company, or such subsidiaries within the year without payment of compensation (other than statutory compensation).

十二. 購回、出售及贖回股份

12. PURCHASE, SALES AND REDEMPTION OF SHARES

報告期內，本公司並無購回及註銷其任何上市股份，而本公司及其附屬公司亦無購買或再出售本公司任何上市股份。

During the report period, neither of the Company nor any of its subsidiaries had purchased, redeemed or sold any of the listed securities of the Company.

董事會報告書（續）
Report of the Directors (Continued)

十三. 主要附屬公司及聯營公司

本公司各附屬公司及聯營公司之詳情載於隨附財務報表附註。

13. PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

The particulars of the Company's subsidiaries and associated companies are set out in notes of accompanying financial statements.

十四. 固定資產

有關年內固定資產之變動載於隨附財務報表之附註。

14. FIXED ASSETS

Details of movement in fixed assets during the year are set out in notes of accompanying financial statements.

十五. 銀行貸款

於2003年12月31日之銀行貸款詳情載於隨附財務報表之附註。

15. BANK LOANS

Details of bank loans as at 31st December, 2003 are set out in notes of accompanying financial statements.

十六. 其他報告事項

本公司2003年年度報告摘要，分別用中文和英文同時於2004年4月2日刊登在《上海證券報》、《中國證券報》和香港《文匯報》、《The Standard》。本年報以中、英兩種文字編製，在對兩種文本理解發生歧義時（除以香港會計準則編製的財務報表外），以中文文本為準。

16. OTHER MATTERS TO BE REPORTED

The summary of 2003 annual report of the Company was published on 2nd April, 2004 in both Chinese and English in "China Securities Journal", "Shanghai Securities Journal", Hong Kong "Wen Wei Po" and "The Standard" respectively. The annual report has been compiled in both Chinese and English, in case any conflicts occurs (except for the audited financial statements prepared under HK GAAP), the Chinese version shall prevail.

十七. 核數師

報告期內普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所分別獲委任為本公司之國內及國際核數師，並已審計隨附之財務報表。

17. AUDITORS

During the year, Messrs. PricewaterhouseCoopers Zhongtian CPAs Co., Ltd. and PricewaterhouseCoopers were appointed as domestic and international auditors of the Company respectively, who have audited the accompanying financial statements.

董事會代表
李桂榮
董事長
中華人民共和國・青島
2004年4月1日

On behalf of the Board
Li Gui Rong
Chairman
Qingdao, People Republic of China
1st April, 2004

管理層討論與分析
Management Discussion and Analysis

一. 二零零三年國內啤酒市場狀況
DOMESTIC BEER MARKET IN 2003

- 受SARS影響上半年基本持平，下半年增長加快。
  Due to the impact and trial of "SARS", the domestic beer market remained steady in the first half year, while grew faster in the latter half year.
- 全國啤酒總產量已達 2,540 萬千升，同比增長 6.4%，已居世界第一。
  The beer market in China maintained a steady year on year growth of 6.4% in 2003 with annual beer output of 254 million hl ranking as the world's largest beer market.
- 外資啤酒加大在中國投資力度，啤酒市場的國際化水平提高，競爭加劇。
  Foreign breweries enhanced their investment in China, which further intensified and internationalized the beer market competition.
- 市場份額繼續向大企業集中，集約化進程加速。
  Big corporations continued to dominate the market with increasing intensification.
- 大麥等原材料價格的上升，使啤酒生產企業的成本壓力加大。
  The price inflation in barley and other raw materials added to the cost burden of breweries.

二. 二零零三年國內十大啤酒生產商情況
THE TOP 10 DOMESTIC BREWERIES IN 2003

Unit: '0000 kilolitres
單位：萬千升



400
350
300
250
200
150
100
50
0
326
254
223
117
94
91
88
58
41
41
青島啤酒集團 Tsingtao Brewery
華潤啤酒集團 China Resource Brewery
北京燕京啤酒集團 Beijing Yanjing Brewery
哈爾濱啤酒有限公司 Harbin Brewery
河南金星啤酒集團 Henan Jinxing Brewery
重慶啤酒集團 Chongqing Brewery
珠江啤酒集團公司 Zhujiang Brewery
福建雪津啤酒集團公司 Fujian Xuejin Brewery
金威啤酒集團有限公司 Goldlion Brewery
福建惠泉啤酒集團有限公司 Fujian Huiquan Brewery

Source : Statistics and Information Center of China Brewing Industry Association Beer Sub-Association
資料來源：中國釀酒工業協會啤酒分會統計信息中心.

三. 產品結構情況
PRODUCTION MIX OF THE COMPANY

Unit: '0000 kilolitres
單位：萬千升



合計 Total: 298
同比增長 Y-o-Y Growth
合計 Total: 326
53
68
15%
28%
-1%
主品牌 The Principal Brand
第二品牌 The Secondary Brands
其他品牌 Other Brands
2002
2003

四. 分地區啤酒產量
BEER PRODUCTION OUTPUT IN DIFFERENT REGIONS

Unit: '0000 kilolitres
單位：萬千升



合計 Total: 298
同比增長 Y-o-Y Growth
合計 Total: 326
7%
-1%
19%
20%
85
84
華南地區 Southern China
華北地區 Northern China
山東（不含青島） Shandong (excluding Qingdao)
青島 Qingdao
2002
2003

五. 二零零三年主要經營措施
MAJOR OPERATING ACTIVITIES IN YEAR 2003

- 質量管理水平不斷提升，率先通過國際HACCP認證。
  Passed the authentication of international HACCP with continuous improvement of quality and management level.
- 整合品牌及調整產品結構。
  Brand consolidation and product structure adjustment.
- 積極推進與A-B公司的最佳實踐交流活動。
  Promote the Best Practice Exchange with A-B.
- 強化內部管理及節能降耗，消除大麥漲價的壓力。
  Enhance internal management and save cost to offset the impact of price inflation in barley.
- 通過百年慶典凝煉、提升企業文化。
  Refining & improving the Company's centenary culture through its centennial celebration.

管理層討論與分析(續)
Management Discussion and Analysis (Continued)

六. 主要經營指標(按香港會計準則) KEY OPERATING INDICATORS (in accordance with HK GAAP)

Unit: RMB'0000
單位：萬元

	二零零二年 2002	二零零三年 2003	同比增長 Y-O-Y Growth
總資產 Total assets	889,246	892,357	0.35%
股東權益 Shareholders' equity	318,421	441,483	38.6%
營業額 Turn over	619,520	671,379	8.4%
除稅前盈利 Profit before taxation	36,861	41,736	13.2%
經營活動之淨現金流入 Net cash flow in from operating activities	112,139	115,484	3.0%
股東應佔盈利 Profit attributable to shareholders	22,197	24,505	10.4%

七. 母公司生產成本結構 PRODUCTION COST STRUCTURE OF PARENT COMPANY

Unit: (%)
單位：(%)


2.8%
19.2%
13.2%
2.8%
0.5%
0.4%
1.3%
3.3%
56.5%
2003
Malt 麥芽
Rice 大米
Hop 酒花
Water 水
Auxiliary materials 輔助材料
Energy 能源
Packages 包裝物
Direct labor cost 直接工資
Production cost 製造費用
2.9%
18.4%
12.6%
2.9%
0.6%
0.4%
1.3%
3.4%
57.5%
2002

八. 出口情況 EXPORT SALES

Unit: kilolitres
單位：千升


合計
Total: 64,257
合計
Total: 77,620
12,463
19,651
2002
2003
台灣市場 Taiwan
北美市場 North America
東南亞市場 South-east Asia
歐洲市場 Europe

九. 目前股本結構 EXISTING CAPITAL STRUCTURE

Unit: (%)
單位：(%)


H股
H shares
28.48%
國有股
State-owned
shares
37.72%
流通A股
Listed A shares
18.87%
法人股
Leagal person
shares
5.03%
A B公司(H股)
A-B Company (H Shares)
9.9%

十. 二零零四年經營展望 BUSINESS PROSPECT FOR THE YEAR 2004

- 加強內部系統整合、提高存量資產的利用效率。
  Enhance internal system consolidation and improve utilization efficiency of inventory capitals.
- 有進有退、整合相鄰企業的資產及佈局。
  Consolidating the capital and layout of neighboring enterprises.
- 繼續調整產品結構及品牌結構。主品牌和第二品牌將佔總銷量的60%。
  Continue to modify product structure and brand structure; 60% of the total sales volume should be the principal brand and the secondary brands.
- 做好市場分析、調研，分區域、分品牌地適時調整產品價格。
  Research and analyze the market to adjust the product price timely in various regions and brands.
- 進一步擴大企業規模，在湖南長沙新建一家年產10萬千升的啤酒廠。
  Enlarge enterprise scale by building a new brewery in Hunan Changsha with 1 million hl annual output.

十一. 二零零四年總產量及主品牌產量目標 TARGET OF TOTAL OUTPUT AND OUTPUT OF THE PRINCIPAL BRAND IN 2004

Unit: '0000 kilolitres
單位：萬千升

	二零零三年 2003	二零零四年預計 2004 (estimated)	增長 Growth
主品牌產量 Output of the principal brand	106	120	13%
總產量 Total output	326	360	10%

監事會報告書
Report of the Supervisors



各位股東：

報告期內，公司監事會以實現股東大會、董事會確定的2003年度各項工作目標和加快公司健康發展為要務，緊緊圍繞公司「質量、品牌、效益、規範」的工作重點，以改革、創新、突破為主旋律，嚴格按照《中華人民共和國公司法》、《上市公司治理準則》、《證券法》等國家法律法規及《公司章程》的有關規定，通過法定程序，在股東的充分信任和支持下，認真履行監督職責，依法行使職權，為進一步提升公司核心競爭力，促進公司全面快速健康發展和國際化進程做出了貢獻。

TO THE SHAREHOLDERS:

In the reporting period, with the working task of realizing the 2003 working target confirmed by the General Meeting and the Board of Directors and ensuring the healthy growth of the Company, with the core of "Quality, Brand, Profit and Standard" and "Innovation", the Supervisory Committee assumed office in accordance with regulations stipulated in the related state laws as "Company Law of the People's Republic of China", "Securities Law" as well as the Articles of the Company to ensure the Company's regulatory operation and protect the shareholders' interests from being harmed.

一. 報告期內會議召開情況

1. 2003年4月1日，公司第四屆監事會第四次會議在公司會議室召開，審議通過了公司2002年度報告；公司2002年度利潤分配預案和公司可轉換債券資金用途；監事會2002年工作報告。

1. MEETINGS HELD DURING THE REPORTING PERIOD

1. On 1st April, 2003, the 4th meeting of the 4th session Supervisory Committee was held in the meeting room of the Company, in which, the 2002 Annual Report of the Company, the 2002 Profit Allocation Scheme and the utilization plan of capital raised from Convertible Bonds, and the 2002 Working Report of the Supervisory Committee were considered and approved.

監事會報告書（續）
Report of the Supervisors (Continued)

2. 2003年4月28日，公司第四屆監事會第五次會議在公司會議室召開，審議通過了公司2003年第一季度報告。

2. On 28th April, 2003, the fifth meeting of the 4th session Supervisory Committee was held in the meeting room of the Company, in which, the 2003 First Quarter Result Report of the Company was considered and approved.

3. 2003年6月26日，公司第四屆監事會第六次會議以書面會議形式召開，審議通過了安海斯一布希公司提名的雷納德先生(Mr.David Andrew Renaud)為公司第四屆監事會監事候選人，確認了職工代表聯席會六月十七日會議增選黃祖江先生為公司監事會中有職工代表出任的監事，建議公司董事會對《公司章程》第一百二十二條和第一百二十三條做出相應修改。

3. On 26th June, 2003, the 6th meeting of the 4th session Supervisory Committee was held in written form, in which, Mr. David Renaud from A-B was approved to be the candidate for Supervisor of the 4th session Supervisory Committee, Mr. Huang Zu Jiang was approved to be the Supervisor representing Company Staffs elected by the Meeting of the Company Staff's Representatives and in this meeting the Committee suggested the Board to amend appropriately the Article 122 and Article 123 of the Articles of the Company.

4. 2003年8月12日，公司第四屆監事會第七次會議在公司會議室召開，審議通過了公司2003年度中期報告。

4. On 12th August, 2003, the 7th meeting of the 4th session Supervisory Committee was held in the meeting room of the Company, in which, the 2003 Interim Report of the Company was considered and approved.

5. 2003年10月27日，公司第四屆監事會第八次會議在公司會議室召開，審議通過了公司2003年度第三季度報告，關於本公司為青島啤酒(香港)有限公司1,500萬美元借款提供保證的議案。

5. On 27th October, 2003, the 8th meeting of the 4th session Supervisory Committee was held in the meeting room of the Company, in which, the 2003 Third Quarter Result Report of the Company and the Gurantee of US$15 million loan provided by the Company to Tsingtao Brewery (H.K.) Company Limited was considered and approved.

二. 對有關事項的獨立意見

2. INDEPENDENT OPINIONS OF RELEVANT MATTERS

1. 公司依法運作情況

1. The Company has operated in compliance with all the laws during the year

年內，監事會根據國家法律法規及公司章程的規定，參加和列席參加了歷次股東大會和董事會會議，對公司股東大會、董事會的召開程序、決策程序及決議的執行情況，公司高級管理人員執行職務情況及公司管理制度等進行了監督。監事會認為，本公司董事及高級管理人員在經營管理中均能按照《中華人民共和國公

During the year, the Supervisory Committee attended every General Meetings and Meetings of the Board in accordance with related state laws and the Articles of the Company to supervise the convening and resolution procedures, execution of resolutions, performance of the Senior Management and regulations of the Company. The Committee confirmed that the Directors of the Board and the the Senior Management have

監事會報告書（續）
Report of the Supervisors (Continued)

司法》、《上市公司治理準則》、《上市規則》、《證券法》等國家有關法律法規和《公司章程》之規定，認真履行職責，遵守香港聯合交易所、上海證券交易所和中國證監會的有關規定，以公司整體利益為出發點，依法經營，規範運作。公司董事會認真履行了股東大會的各項決議和授權，各項決策程序合法，法人治理結構、內部管理和內部控制制度等在運作中不斷完善。經營班子嚴格執行董事會決議，決策科學合理，重大項目投資符合程序，建立並不斷完善了內控制度，信息披露能夠做到及時、準確、透明，確立了許多旨在企業發展的重大決策、經營目標、指導方針及工作重點，推動了各項任務的全面完成，取得了豐碩成果。董事和全體高級管理人員誠實守信，勤勉盡職，沒發現其在執行職務時有違反法律、法規、公司章程或損害公司利益的情況，也沒有濫用職權、損害股東和員工利益的行為。目前，公司全體員工在董事會的正確領導下，團結一致，努力拼搏，通過不斷充實、完善、發展與創新，青島啤酒的企業管理模式和企業文化不斷深化，公司核心競爭力和凝聚力不斷增強。

performed their duties in strict compliance with "Company Law of the People's Republic of China", "Governing Regulations of Listed Companies", "Listing Rules", "Securities Law", "the Articles of the Company" as well as related regulations of HKSE, Shanghai Stock Exchange and Securities Supervision Committee of P.R.C. The Board of Directors duly exercised all the resolutions and authorizations of the General Meetings with all decisions in legal procedures and the legal governing structure, internal management and internal controlling regulations were continuously improved. The Senior Management stringently executed the resolutions of the Board with all decisions and all material project investment in legal procedures. Timely, accurately and transparently disclosed information of the Company. Formulated material resolutions, operating target, working principle and core of working, and promoted the fulfillment of all targets with fruitful results. The Directors and Senior Management had exercised their duties in good faith and strictly adhered to state laws and regulations and Articles of the Company without contravening or abusing their power to hurt the interest of shareholders and staffs. Under the correct leading of the Board, the Company is unified to promote, develop and innovate the enterprise management system and culture with enhanced core competitiveness.

2. 檢查公司財務狀況

報告期內，監事會依法對公司的財務制度、財務賬目、季度報告、中期報告、年度報告進行了認真、細緻的檢查和討論，認為公司2003年度財務報告真實。普華永道中天會計師事務所有限公司出具的審計報告，也認為公司財務報告在所有重大方面公允地反映了公司的財務狀況和經營成果，符合國家頒發的企業會計準則和《企業會計制度》的規定。

2. Examination of the Financial Statement

The Committee thoroughly examined the Financial Principles, Financial Reports, Quarter Reports, Interim Report and Annual Report of the Company and approved the truth of 2003 Annual Financial Report. PricewaterhouseCoopers Zhongtian CPAs Co., Ltd. also approved in its auditing report that the Financial Report of the Company fairly reflected the financial position and operating results of the Company and was in compliance with the "Accounting Standards for Business Enterprises" and the "Accounting Regulations for Business Enterprises" of the PRC.

監事會報告書（續）
Report of the Supervisors (Continued)

3. 最近一次募集資金使用情況

監事會對公司向A-B公司發行的強制性可轉換債券資金到位情況進行了監督，截至報告期末，該筆資金的資本性投入尚未實施，暫時補充了公司的流動資金的周轉。

3. Application of latest raised proceeds

The Committee supervised the capital payment of the Mandatorily Convertible Bonds issued by the Company to A-B and confirmed that till the end of the reporting period, this proceed hadn't been invested into any capital investments while was temporally used as compensation for the cash flow of the Company.

4. 報告期內公司出售、收購資產情況

監事會認為，報告期內，公司收購資產項目時，本著公開公平、誠實信用的原則，嚴格遵守相關規定，程序合法，價格合理，未發現有內幕交易和損害股東利益的行為。

4. Acquisition and sales of assets during the reporting period

The Committee approves that the Company acquired the capital assets in accordance with the principles of open, fair and creditable as well as related regulations with reasonable prices, while found no activities of hurting the interests of the Company and its shareholders.

5. 報告期內關聯交易情況

監事會認為，報告期內無持有本公司股權的企業與本公司有涉及關聯交易的事項。與控股子公司的少數股東及聯營企業的關聯交易，公司均已對其進行了充分的披露，所有事項符合法律規定，公平合理，並無任何損害公司及公司股東利益的行為。

5. Connected transactions during the reporting period

The Committee confirms the Company had no connected transactions with companies owning its shareholdings in the reporting period. All the connected transactions among the Company, its minority shareholders and joint-operated enterprises had been disclosed. All the activities were fair, reasonable and in accordance with related laws without hurting the interests of the Company and its shareholders.

監事會主席
吳玉亭
2004年3月31日

Wu Yu Ting
Chairman of the Supervisory Committee
1st April, 2004

董事、監事和高級管理人員簡介
Profiles of Directors, Supervisors and Senior Management


李桂榮 Li Gui Rong


金志國 Jin Zhi Guo


劉英弟 Liu Ying Di


孫玉國 Sun Yu Guo


Stephen Burrows


楚振剛 Chu Zhen Gang


王立軍 Wang Li Jun


譚禮寧 Tan Li Ning


伍海華 Wu Hai Hua


潘桂榮 Pan Gui Rong


吳玉亭 Wu Yu Ting


于嘉平 Yu Jia Ping


任增貴 Ren Zeng Gui


黃祖江 Huang Zu Jiang


David Renaud


劉清遠 Liu Qing Yuan


鍾明山 Zhong Ming Shan


陳軍 Chen Jun


孫明波 Sun Ming Bo


滕安功 Teng An Gong


樊偉 Fan Wei


嚴旭 Yan Xu


張學舉 Zhang Xue Ju


曹向東 Cao Xiang Dong


姜宏 Jiang Hong


袁璐 Yuan Lu

董事、監事和高級管理人員簡介（續）
Profiles of Directors, Supervisors and Senior Management (Continued)

董事

李桂榮先生，現年64歲，本公司董事長。李先生曾任青島市計劃委員會副主任、主任等職務，九六年六月加盟本公司並出任董事長。李先生多年從事企業管理和經濟管理工作，熟悉國家有關經濟政策、法規，在企業管理和經營決策方面有豐富的經驗。李先生具有總攬全局的戰略眼光和駕馭全局的能力，對公司經營發展戰略決策的制定起著至關重要的作用。

金志國先生，現年47歲，本公司副董事長、總裁。金先生於1975年進入本公司前身青島啤酒廠工作，歷任職員、動力處處長，九四年任啤酒一廠廠長助理，九六年十月出任青啤西安有限責任公司總經理，2000年8月任本公司總經理助理，2001年8月任青啤公司總經理。金先生有二十多年啤酒企業經營管理經驗，對青啤管理模式和企業文化有深刻理解，具有很強的市場意識和創新精神。

劉英弟先生，現年47歲，本公司執行董事。劉先生曾任青島啤酒廠副廠長、本公司副總經理，在企業生產、技術和管理等方面，具有二十多年的豐富經驗，擁有高級工程師職稱。

孫玉國先生，現年49歲，本公司董事、副總裁、總會計師，主管公司財務工作。孫先生曾任青島市財政局副處長、市國有資產管理局處長。孫先生在企業和政府部門從事財務工作二十多年，具有豐富的財務管理和資本運作經驗，擁有註冊會計師和註冊評估師資格。

DIRECTORS:

Mr. Li Gui Rong, aged 64, is the Chairman of the Company. Mr. Li has served as the Deputy Director and the Director of Qingdao Municipal Planning Commission. In June 1996. Mr. Li joined the Company and became the Chairman of the Company,. Mr. Li has been undertaking business management and economic management responsibilities for many years. He is knowledgeable on the state economic policies and regulations and has broad experience in corporate and business management. He is capable of strategic insights and plays a key role in setting up of the Company's development strategy.

Mr. Jin Zhi Guo, aged 47, is the Vice Chairman and President of the Company. Mr. Jin Zhi Guo joined the Company's precedent, Tsingtao Brewery Factory in 1975. He has served as clerk and head of Power Department. In 1994, he took office as the assistant director of Tsingtao Brewery No.1, and the General Manager of Tsingtao Brewery Xian Company Limited in October of 1996. He became the Assistant General Manager of the Company in August of 2000, and the General Manager in August of 2001. Mr. Jin has more than 20 years of experience in corporate management and a strong sense marketing, corporate culture as well as innovation spirits.

Mr. Liu Ying Di, aged 47, is the executive director of the Company and has served as the Deputy Manager of Tsingtao Brewery, Vice General Manager of the Company. Mr. Liu has more than 20 years of experience in the production, technical and operational management of enterprises. He is a senior engineer.

Mr. Sun Yu Guo, aged 49, is the director and vice president of the Company. He had been Vice Department Head of Finance Bureau and Department Head of State Assets Administration Bureau of Qingdao. Mr. Sun has been engaging in financial work for more than 20 years and has extensive experience in financial management. He is a charted accountant and chartered assessor.

董事、監事和高級管理人員簡介（續）
Profiles of Directors, Supervisors and Senior Management (Continued)

Mr. Stephen J. Burrows，現年51歲，本公司非執行董事，現任美國安海斯一布希國際公司首席執行官和總裁、A-B公司戰略委員會成員，美國威斯康星州大學心理學和地理學學士、美國密蘇里州Lindenwood大學工商管理碩士。Mr. Burrows歷任A-B公司美國西南部地區銷售副總裁、消費者意識和教育副總裁、品牌管理副總裁等職務，負責「百威」品牌和A-B公司其他啤酒品牌在全美國和各地區的廣告、銷售、包裝、研究和其他的市場發展活動，有二十餘年的啤酒企業經營管理及市場運作經驗。

Mr. Stephen J. Burrows, aged 51, is the non-executive director of the Company and Chief Executive Officer and President of Anheuser- Bush International Inc. He obtained bachelor's degree in psychology and geography from University of Wisconsin of America, and a master's degree in business administration from Lindewood University, Missouri, the United States. Mr. Burrows has served as Vice Sales Manger of A-B in southwest of the United States, Vice President of Consumer Awareness and Education, Brand Management Vice President and etc. responsible for the advertising, sales, packaging, research and other marketing development activities of "Budweiser" beer and other brand names of Anheuser- Bush Company. Mr Burrows possesses over 20 years of experience in enterprise management and economic management.

楚振剛先生，現年55歲，本公司獨立董事，現任青島市企業發展投資公司總經理，高級經濟師。楚先生曾任青島市燃料公司副經理，青島市經濟委員會處長，青島市經委副主任、青島市市南區副區長等職，具有二十餘年企業管理和經濟管理經驗。

Mr. Chu Zhen Gang, aged 55, is the Independent Director of the Company. He is the General Manager of Qingdao Enterprise Investment Company and a Senior Economist. Mr. Chu has served as the Vice Manager of Qingdao Energy Company, the Head of Economic Commission, Vice Director of Qingdao Municipal Economic Commission and Vice Head of Southern District Government of Qingdao. Mr. Chu has more than 20 years of experience in corporate and economic management.

王立軍先生，現年46歲，本公司非執行董事，現任中國銀行漢城分行總經理、高級經濟師。王先生長期於中國銀行任職，曾任中國銀行山東省分行國際結算處處長、中國銀行山東省分行行長助理、副行長等職，具有二十餘年的投資和金融管理經驗。

Mr. Wang Li Jun, aged 46, is non-executive director of the Company. He is now the vice director of Bank of China Shandong Branch. Mr. Wang has worked with Bank of China for many years and acted as chief of international settlement department, assistant and vice director of Bank of China Shandong Branch. He has over 20 years' experience in investment and finance management.

董事、監事和高級管理人員簡介（續）
Profiles of Directors, Supervisors and Senior Management (Continued)

譚禮寧先生，現年40歲，本公司獨立董事，現任香港工商東亞融資有限公司董事總經理，英國劍橋大學工程學博士、倫敦大學工程學學士、美國註冊財務分析員。譚先生曾參與多家公司在香港和國內的股票發行上市及財務顧問工作，在國際、國內資本市場融資、投資方面有豐富的經驗。

Mr. Tan Li Ning, aged 40, is the independent director of the Company. He is now working as the managing director ICEA Capital Limited, PH.D. of Cambridge University, Bachelor of London University and chartered U.S financial analyst. Mr. Tan has participated in issuing and listing of shares both domestic and overseas as well as financial consultation, who has rich experience in financing and investment in both international and domestic markets.

伍海華先生，現年37歲，本公司獨立董事，現任青島大學經濟學院院長、金融學教授。伍教授曾就讀於湖南財經學院、武漢大學經濟學院，並取得經濟學博士學位。伍教授長期從事金融與經濟發展問題研究，先後主持國家自然科學基金、國家社會科學基金項目等，伍教授目前還任湖南大學金融工程方向博士導師。

Mr. Wu Hai Hua, aged 37, is the independent director of the Company. He is the Head of the Finance Faculty of Qingdao University. Mr. Wu is a Professor in Finance. Prof. Wu studied in Hunan Economics Faculty of Wuhan University and holds the Doctor of Economics degree. Mr. Wu has a long experience in study of finance and economic development who has chaired state natural science fund, state social science fund programs and etc.. He is now a doctorship's guiding teacher in major of finance engineering in Hunan university.

潘桂榮女士，現年54歲，本公司獨立董事，現任山東天華會計師事務所所長，曾任青島市審計師事務所副所長、本公司監事，擁有高級審計師職稱和註冊會計師執業資格，具有多年的企業財務審計工作經驗。

Ms. Pan Gui Rong, aged 54, is an independent director of the Company. Ms. Pan was the deputy Head of Qingdao Audit Firm, the Company's supervisor, and now is the head of Shandong Tian Hua Accountants Firm. She is a senior auditor and chartered accountant. Ms. Pan has many years of experience in corporate finance auditing.

監事

SUPERVISORS

吳玉亭先生，現年58歲，本公司監事會主席。吳先生長期從事監察及企業審計工作，曾任青島市紀律檢查委員會副處長、處長、常務委員，青島市監察局副局長等職，98年4月加盟本公司，具有較豐富的法律知識和審計監察工作經驗。

Mr. Wu Yu Ting, aged 58, is the Chairman of the Supervisory Committee. Mr. Wu has been involved in supervisory work and corporate accounting for many years. He was the Head and the Deputy Head of Qingdao Discipline and Inspection Commission and the Deputy Head of Supervisory Bureau. He joined the Company in April, 1998. Mr. Wu gained broad experience in law knowledge and accounting supervisory.

董事、監事和高級管理人員簡介（續）
Profiles of Directors, Supervisors and Senior Management (Continued)

于嘉平先生，現年41歲。本公司監事，現任本公司總裁助理、青島事業總部部長。於先生曾任青島啤酒麥芽廠副廠長、啤酒二廠廠長、青島啤酒廠廠長等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Mr. Yu Jia Ping, aged 41, is a Supervisor of the Company. Mr. Yu is now the director of Tsingtao Brewery. He was the Deputy General Manager of Tsingtao Brewery Malting Plant, Deputy General Manager of Tsingtao Brewery Factory No. 1, General Manager of Tsingtao Brewery Factory No. 2. He has broad experience in brewery management.

任增貴先生，現年41歲，本公司監事，現任本公司審計部部長，曾任本公司青島啤酒第五有限公司財務總監、監事會辦公室審計處處長。從事財務工作近20年，有豐富的企業財務管理及審計工作經驗。

Mr. Ren Zeng Gui, aged 41, is the Company's supervisor. He is now working as the deputy chief of Auditing Department. He served as financial director of Tsingtao Brewery No.5, chief of auditing division under office for the Supervisory Committee. He has been with finance over 20 years and gained broad experience in enterprise financial management and auditing.

黃祖江先生，現年38歲，本公司監事，現任本公司青島啤酒二廠廠長、青島事業總部副部長，曾任青島啤酒二廠釀造車間主任、生產計劃處處長、廠長助理、副廠長，深圳青島啤酒朝日有限公司董事、副總經理等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Mr. Huang Zu Jiang, aged 38, is the Supervisor of the Company. Mr. Huang is now the director of Tsingtao Brewery No.2 and vice director of Qingdao Business Unit of the Company. He was the chief of Brewing and Fermenting Department , director of Planning Department , Assistant Director and Vice Director of Tsingtao Brewery No.2, Director to the Board and Vice General Manager of Shenzhen Tsingtao Brewery Asahi Company Limited. Mr. Huang has rich experience in enterprise management.

Mr. David Andrew Renaud，現年49歲，本公司監事，現任安海斯—布希亞洲公司財務及計劃副總裁，美國密蘇里州聖路易斯大學工商管理碩士，美國註冊會計師。Mr. Renaud曾任安海斯—布希國際公司財務總監，長期從事財務分析及規劃工作，在金融和財會領域具有豐富的經驗。

Mr. David Andrew Renaud, aged 49, supervisor of the Company and Finance and Planning Vice President of Anheuser-Busch Asia Inc. He has master degree in business administration from St. Louis University, Missouri, U.S.A., and Certified Accountant of U.S.A. Mr. Renaud was CFO of Anheuser-Busch International Inc. and Possess extensive experience in Monetary and Finance with Long-term works in financial analysis and planning.

劉清遠先生，現年55歲，本公司監事，現任青島天和人律師事務所主任。曾任青島市市南區律師事務所律師，具有長期的法律工作經驗。

Mr. Liu Qing Yuan, aged 55, is a Supervisor of the Company. Mr. Liu is now the Director of Qingtao Tianhe Law Firm, and was the solicitor of the Southern District Law Firm of Qingdao, and. He has many years experience in legal field.

董事、監事和高級管理人員簡介（續）
Profiles of Directors, Supervisors and Senior Management (Continued)

鍾明山先生，現年52歲，本公司監事，現任山東德盛有限責任會計師事務所所長、高級會計師。曾任青島會計師事務所副所長，具有長期財務管理和審計工作經驗，擁有證券業特許註冊會計師執業資格。

Mr. Zhong Ming Shan, aged 52, is the Company's supervisor. He is now the chief of Shandong Desheng Accountants. He acted as vice chief of Qingdao Accountants and has long been with financial management as well as auditing. He is qualified with chartered accountants in securities.

陳軍先生，現年36歲，本公司監事，現任中信萬通證券公司總經理。工商管理碩士，曾任中信證券山東投資銀行部經理，具有豐富的企業投融資經驗。

Mr. Chen Jun, aged 36, is the Company's supervisor and working as General Manager of CITIC Wantong Securities Company, with MBA's degree. He was division head of CITIC Securities Shandong Investment Bank, who has rich experience in corporate investment & financing.

高級管理人員

SENIOR MANAGEMENT

孫明波先生，現年47歲，本公司常務副總裁。孫先生曾任本公司啤酒一廠副廠長、總工程師，本公司總經理助理兼副總工程師，孫先生具有豐富的啤酒企業生產、技術管理及戰略發展經驗，擁有高級工程師職稱。

Mr. Sun Ming Bo, aged 47, is the Executive Vice President. Mr. Sun was the Deputy General Manager and Chief Engineer of Tsingtao Brewery Factory No. 1, and the Assistant to General Manager and Deputy Chief Engineer of the Company. He gained broad experience in beer production, management and strategic planning. He is a senior engineer.

滕安功先生，現年53歲，本公司工會主席。滕先生曾任青島市市委政策研究室副處長、副主任，1997年加盟本公司，具有豐富的政策及企業文化工作經驗。

Mr. Teng An Gong, aged 53, Chairman of Labour Union of the Company. Mr. Teng was the Deputy Head and Deputy Director of the Policy Research Unit of Qingdao Party Committee. He joined the Company in 1997 and gained broad experience in political and legal fields.

樊偉先生，現年44歲，本公司總工程師。樊先生曾任本公司青島啤酒二廠副廠長、總工程師等職，有豐富的啤酒企業生產、科研及技術管理經驗，擁有高級工程師職稱。

Mr. Fan Wei, aged 44, is the Chief Engineer of the Company. Mr. Fan was the Deputy General Manager and the Chief Engineer of the Tsingtao Brewery Factory No. 2. He is a senior engineer and has gained broad experience in production and technical management of brewery industry.

董事、監事和高級管理人員簡介（續）
Profiles of Directors, Supervisors and Senior Management (Continued)

嚴旭女士，現年39歲，本公司副總裁兼青島啤酒華南投資有限公司總經理。嚴女士曾任珠江啤酒集團總經理助理、董事兼副總經理，1999年1月加盟本公司。嚴女士長期從事啤酒銷售及市場管理工作，具有豐富的市場營銷經驗。

Ms. Yan Xu, aged 39, is the Vice President of the Company and the General Manager of Tsingtao Brewery South China Investment Co, Ltd. Prior to joining the Company in January 1999, Ms. Yan was the Assistant to the General Manager and Director & Deputy General Manager of the Zhujiang Brewery Group. Ms. Yan has been undertaking beer sales and marketing management for many years, and gained broad experience in marketing.

張學舉先生，現年49歲，本公司副總裁，張先生曾任本公司財務負責人、董事會秘書、銷售公司總經理，具有多年的啤酒企業管理和市場營銷經驗。

Mr. Zhang Xue Ju, aged 49, is the Vice President of the Company. He was the Head of the Finance Department and the Secretary to the Board and General Manager of the sales company, who has many years of experience in corporate management and marketing.

曹向東先生，現年52歲，本公司副總裁兼青島啤酒華東控股有限公司總經理，曾任青啤二廠處長、廠長及青啤一廠廠長、本公司總經理助理等職，具有長期的啤酒企業經營管理經驗。

Mr. Cao Xiang Dong, aged 52, vice president of the Company and General Manager of Tsingtao Brewery East China Holding Co., Ltd. He acted as division chief, director of Tsingtao Brewery No.2, director of brewery No. 1, assistant general manager of the Company and has long experience in operation and management of brewery.

姜宏女士，現年47歲，本公司副總裁兼人力資源管理總部部長，姜女士歷任本公司生產部部長、青島啤酒二廠廠長、本公司監事、企業管理部部長、總裁助理等職，具有豐富的啤酒企業生產和管理經驗，擁有高級經濟師職稱。

Miss Jiang Hong, aged 47, Vice President and Director of Human Resource Department of the Company. She was Director of Production Department of the Company, Director of Tsingtao Brewery No.2, Supervisor of the Company, Director of Enterprise Management and Assistant President of the Company. Miss Jiang Hong has rich experience in production and management of beer enterprises with qualification of senior economist.

袁璐女士，現年48歲，本公司董事長助理、董事會秘書，歷任本公司董事會秘書室主任、董事會秘書。袁女士長期從事公司董事會秘書及投資者關係管理工作，參與了公司多項資本運作項目的策劃、談判及實施，在公司法人治理結構建設和上市公司運作方面具有豐富的經驗。

Miss Yuan Lu, aged 48, Assistant Director and Secretary of the Board. She was Director of the Secretary Office to the Board, Secretary of the Board. Miss Yuan has long-term working experience in the positions of Secretary of the Board and Investor Relationship and has rich experience in construction of company's legal governing structure and operation of listed companies by participating in planning, negotiation and execution of many capital operation activities of the Company.

重要事項
Significant Events

一. 除下述外，報告期內公司無重大訴訟、仲裁事項

(1)本報告期內，公司訴青島宏隆商貿有限公司(「宏隆公司」)購銷糾紛一案已由青島市中級人民法院作出一審判決，由宏隆公司及其股東共同向公司給付購銷啤酒欠款15,105,047元。宏隆公司股東對一審判決不服向山東省高級人民法院(「省高院」)提起上訴，省高院於2003年7月作出二審判決，判令由宏隆公司以其資產向本公司給付購銷啤酒欠款11,385,837元，本公司對二審判決不服，已向省高院提出再審申請，目前尚無進展。

(2)本公司2001年度報告中披露的青島光明總公司訴本公司違反經銷合同案，已經進行了多次開庭審理，目前尚無最新進展。

二. 報告期內公司收購及出售資產等事項

(1) 2003年1月13日，本公司與福建釀酒廠(新加坡)私人有限公司(「福州外方股東」)簽署《股權轉讓補充協議》，本公司以4,000萬元人民幣的價格受讓福州外方股東在青島啤酒(福州)有限公司(「福州公司」)中持有的24%的股權，上述《股權轉讓補充協議》已獲福州市對外貿易經濟合作局批准生效，並辦理了工商變更手續。轉讓後，本公司持有福州公司75%的股權，福州外方股東繼續持有25%股權。

1. NO IMPORTANT LITIGATIONS AND ARBITRATIONS DURING THE REPORTING PERIOD EXCEPT FOR THOSE MENTIONED BELOW

(1) In the reporting period, the Intermediate People's Court of Qingdao made a ruling in relation to the Company's litigation with Qingdao Honglong Trading Company Limited ("Honglong Company") over the disputed purchase orders. It was ruled that Honglong Company and its shareholders should pay the outstanding amount of RMB15,105,047 for the beer purchased. Honglong Company appealed to the Higher People's Court of Shandong (Shandong Higher Court) who ruled that Honglong Company should pay the outstanding amount of RMB11,385,837 for the beer purchased with its capital. The Company appealed to the Higher People's Court of Shandong. Till now, there is no new significant progress.

(2) The case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company 2001 Annual Report has no updated progress till now.

2. ACQUISITION AND DISPOSAL OF ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

(1) On 13th January, 2003, the Company signed "The Supplementary Agreement of Equity Transfer" with Fujian Brewery (Singapore) Private Company Limited ("Fuzhou Foreign shareholder"), pursuant to which the Company was assigned 24% equity of Tsingtao Brewery (Fuzhou) Company Limited (Fuzhou Company) held by Fuzhou foreign shareholder in RMB40 million. The aforesaid "The Supplementary Agreement of Equity Transfer" has been approved and put into effect by Fuzhou Foreign Trade Cooperation Bureau and the registration in Industry and Commerce Bureau has been altered. After the aforesaid equity transfer, the Company holds 75% equity of Fuzhou Company and Fuzhou foreign shareholder holds 25% equity of it.

重要事項(續)
Significant Events (Continued)

2003年12月18日,本公司全資附屬公司青島啤酒香港貿易有限公司(「青啤香港公司」)與福州外方股東簽署《股權轉讓協議》,由青啤香港公司以4,167萬元人民幣的價格受讓福州外方股東在福州公司中持有的25%股權,上述《股權轉讓協議》已獲福州市對外貿易經濟合作局批准生效,並辦理了工商變更手續。轉讓後,本公司持有福州公司75%的股權,青啤香港公司持有25%的股權。

On 18th December, 2003, Tsingtao Brewery (Hong Kong) Company Limited ("Tsingtao Beer Hong Kong"), one of the Company's wholly owned subsidiaries, signed the "Agreement of Equity Transfer" with Fuzhou foreign shareholder, pursuant to which Tsingtao Beer Hong Kong was assigned 25% equity of Fuzhou Company held by Fuzhou foreign shareholder in RMB41.67 million. The aforesaid "Agreement of Equity Transfer" has been approved and put into effect by Fuzhou Foreign Trade Cooperation Bureau and the registration in Industry and Commerce Bureau has been altered. After the aforesaid equity transfer, the Company holds 75% equity of Fuzhou Company and Tsingtao Beer Hong Kong holds 25% equity of it.

(2) 2003年12月16日,本公司與青島啤酒集團有限公司(「集團公司」)簽訂協議,本公司向青島啤酒(廊坊)有限公司(「廊坊公司」)現金增資人民幣950萬元,集團公司以債轉股方式增資50萬元,增資後,廊坊公司註冊資本將由人民幣1,000萬元增加至2,000萬元。本公司並將所持廊坊公司95%的股權全部轉讓給青島啤酒西安有限責任公司(「西安公司」),截止報告期末增資和股權轉讓手續正在辦理中。股權轉讓完成後,西安公司和集團公司將分別持有廊坊公司95%和5%的股權。

(2) On 16th December, 2003, the Company entered into an agreement with Tsingtao Brewery Group Company Limited (Group), pursuant to which, the Company will invest additional RMB9.5 million in cash to Tsingtao Brewery (Langfang) Company Limited (Langfang Company) and the Group invested RMB500,000 by converting debt into shares. After the aforesaid investment, the registered capital of Langfang Company will be increased from RMB10 million to RMB20 million. The Company will transfer all 95% of its shareholdings in Langfang Company to Tsingtao Brewery (Xi'an) Company Limited (Xi'an Company), pursuant to which, Xi'an Company and the Group respectively hold 95% and 5% of the shareholdings of Langfang Company. The legal procedures of this equity interest transfer is still in progress as at year end.

(3) 2003年12月22日,本公司與青島啤酒華南投資有限公司(「華南投資」)共同設立青島啤酒(長沙)有限公司(「長沙公司」),註冊資本為1,000萬元人民幣,其中本公司出資700萬元,佔註冊資本的70%;華南投資出資300萬元,佔註冊資本的30%。長沙公司按生產青島啤酒的工藝要求設計,一期設計10萬噸,總投資13,000萬元。長沙公司總體規劃年啤酒生產能力20萬噸。報告期內沒有實際出資。

(3) On 22nd December, 2003, Tsingtao Brewery (Changsha) Company Limited ("Changsha Company") was established together by the Company with Tsingtao Brewery Huanan Investment Company Limited ("Huanan Investment") with registered capital of RMB10 million, among which the Company holds 70% of its equity by RMB7 million investment and Huanan Investment holds 30% of its equity by RMB3 million investment. There was no actual investment in the reporting period. Changsha Company will be designed in accordance with production process of Tsingtao beer with annual output capacity of 2 million hl beer. The first stage of the Changsha Project will be designed with annual output capacity of 1 million hl beer and RMB130 million investments.

重要事項（續）
Significant Events (Continued)

三. 重大關聯交易事項

報告期內無持有本公司股權的企業與本公司發生關聯交易。公司關聯交易的關聯方主要為控股子公司少數股東及聯營企業。

3. MATERIAL CONNECTED TRANSACTION

there were no material connected transactions during the reporting period. The connected parties are mainly minority shareholders of subsidiaries and associated companies.

四. 報告期內公司無重大擔保、委託理財事項

截止報告期末，本公司向所屬子公司提供擔保總額為人民幣49,451萬元。

4. DURING THE REPORTING PERIOD, THE COMPANY HAD NO MATERIAL GUARANTEE AND CAPITAL MANAGEMENT BY ENTRUSTMENT.

At the end of the reporting period, the Company provided guarantee to its subsidiaries in an aggregate of RMB494.51 million.

五. 租賃、託管事項

(1) 2003年1月20日，本公司控股子公司青島啤酒西安有限責任公司(「西安公司」)與陝西寶雞啤酒股份有限公司(「寶啤公司」)簽署《租賃合同》，由本公司與西安公司共同投資設立的青島啤酒寶雞有限責任公司(「青啤寶雞公司」)以零租金為對價租賃經營寶啤公司除流動資產以外的全部資產。目前青啤寶雞公司年啤酒生產能力為30萬千升。通過對寶啤公司的租賃經營，進一步擴大了本公司在西北啤酒市場的份額。

5. LEASES AND ENTRUSTMENTS

(1) On 20th January, 2003, Tsingtao Brewery Xi'an Company Limited (Tsingtao Xi'an Company), a subsidiary of the Company, and Shanxi Baoji Brewery Co., Ltd ("Baopi Company") entered into a Tenancy Agreement, pursuant to which, Tsingtao Brewery Baoji Co., Ltd (Tsingtao Baoji), jointly established by the Company and Tsingtao Xi'an Company, leased all the assets other than the current assets of Baoji Company for operation at nil consideration. Tsingtao Baoji Company has an annual production output of 3 million hl beer. Leasing of Baoji Company for operation further enhances the market share of the Company in Northwest China.

重要事項(續)
Significant Events (Continued)

青啤寶雞公司註冊資本為人民幣100萬元，本公司以現金出資30萬元，佔註冊資本的30%；西安公司以現金出資70萬元，佔註冊資本的70%。

Tsingtao Baoji has a registered capital of RMB1 million, of which the Company contributed RMB300,000 in cash, accounting for 30% of its registered capital, and Tsingtao Xi'an Company contributed 700,000 in cash accounting for 70% of its registered capital.

(2) 2003年1月28日，本公司與青島啤酒集團有限公司(「集團公司」)簽訂《委託經營管理協議》，由本公司對集團公司在青島啤酒(揚州)有限公司(「揚州公司」)中持有的80%股權進行受託管理，集團公司並承諾在本公司提出要求時，將其持有的揚州公司80%股權全部轉讓給本公司。揚州公司於1998年11月設立，註冊資本500萬元人民幣，本公司擁有20%股權。

(2) On 28th January, 2003, the Company and Tsingtao Beer Group Co., Ltd (Group Co.) entered into the Operation and Management Entrustment Agreement, whereby, management of the 80% interests in Tsingtao Brewery (Yangzhou) Company Limited (Yangzhou Company) held by the Group Co. was entrusted to the Company. The Group Co. undertook that it would transfer the entire 80% interests in Yangzhou Company held by it to the Company upon its request. Yangzhou Company was established in November 1998 with registered capital of RMB5 million, of which the Company holds 20%.

六. 職工住房

6. STAFF'S LODGINGS

根據國家有關規定，本公司及其子公司為員工提取住房公積金。

The Company and its subsidiaries pay lodging reserve to the staffs in accordance with the related national regulations.

七. 報告期內，本公司聘任普華永道中天會計師事務所有限公司及羅兵咸永道會計師事務所為2003審計年度境內及國際審計師，審計服務年限1年。上述會計師事務所作為本公司審計師已連續服務2年。

7. In the reporting period, the Company appointed, Messrs. PricewaterhouseCoopers Zhongtian CPAs Co., Ltd. and PricewaterhouseCoopers respectively as domestic and international auditors of the Company in 2003 with one-year contract term. Till now, PricewaterhouseCoopers Zhongtian CPAs Co., Ltd. and PricewaterhouseCoopers have served as the auditors of the Company continuously for two years.

報告期內，本公司支付給普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所2002-2003審計年度的審計費用中，已支付人民幣217萬元，尚未支付人民幣369萬元，本公司不承擔其差旅費及其他代墊費用。

In the reporting period, the Company has paid audit fees of RMB2.17 million to PricewaterhouseCoopers Zhongtian CPAs Co., Ltd. and PricewaterhouseCoopers with RMB3.69 million unpaid. The Company did not pay for traveling and other disbursement other than the above fees.

重要事項（續）
Significant Events (Continued)

八. 報告期後事項

(1) 2004年3月31日，本公司向A-B公司發行了價值254,137,671港元的第三部份第二期債券。該筆資金已於當日到賬。至此，本公司已根據《戰略性投資協議》向A-B公司發行完畢全部可轉換債券。

(2) 2003年12月18日，本公司與青啤香港公司及歐美投資集團有限公司簽署《股權轉讓協議》，由青啤香港公司分別出資人民幣200萬元及50萬元購買歐美投資集團有限公司及本公司持有的青島啤酒(廈門)有限公司(「廈門公司」)20%和5%的股權。2004年2月，本公司和青啤香港公司分別向廈門公司增資人民幣6,000萬元和2,000萬元。增資後，廈門公司註冊資本由人民幣1,000萬元增加至9,000萬元，其中本公司持有75%股權，青啤香港公司持有25%股權，上述股權轉讓及增資事項已獲得廈門市外商投資局的批准，廈門公司企業性質變更為中外合資企業，工商變更登記手續正在辦理中。

8. SUBSEQUENT EVENTS

(1) On 31st March, 2004, the Company issued the Second Sub-tranche of Tranche III convertible bonds to A-B in an aggregate amount of HK$254,137,671, which was remitted to the Company on the same date. Up to this point, the Company has issued all the three Tranches Mandatory Convertible bonds to A-B in accordance with the Strategic Investment Agreement.

(2) On 18th December, 2003, the Company and Tsingtao Beer Hong Kong Company Limited entered into the Equity Transfer Agreement with QEA Investment Group, pursuant to which, Tsingtao Beer Hong Kong Company Limited acquired 20% and 5% interests of Tsingtao Brewery (Xiamen) Company Limited (Xiamen Company) held respectively by the Company and QEA Investment Group in amount of RMB2 million and 500 thousand. In February 2004, the Company and Tsingtao Beer Hong Kong Company Limited increased their investment in Xiamen Company respectively by additional RMB60 million and RMB20 million. After the aforesaid activity, the registered capital of Xiamen Company was increased from RMB10 million to RMB90 million, pursuant to which, the Company holds 75% interests of Xiamen Company and Tsingtao Beer Hong Kong Company Limited holds the remaining 25%. Xiamen Foreign Investment Bureau has approved the above equity transfer and investment increase and Xiamen Company has been changed to Sino-foreign joint venture enterprise. The change of business registration is in progress.

重要事項（續）
Significant Events (Continued)

(3) 2004年2月17日，加拿大EVG企業有限公司（「EVG」）與本公司簽訂協議，EVG退出北京青島啤酒三環有限公司（「三環公司」）；就此，本公司與青啤香港公司簽訂《股權轉讓協議》，由青啤香港公司承接三環公司25%的股權。本公司與青啤香港公司和三環公司中方股東重新簽訂了合資經營合同和章程，上述三環公司外方股東變更事項尚待審批機構批准後方可生效。

(3) On 17th February, 2004 the Company entered into an agreement with EVG Enterprise Company Limited of Canada (EVG), pursuant to which, EVG will withdraw from Beijing Tsingtao Beer Sanhuan Company Limited (Sanhuan Company); As a result, the Company has entered into the Equity Transfer Agreement with Tsingtao Beer Hong Kong Company Limited, pursuant to which, Tsingtao Beer Hong Kong Company Limited will take up 25% equity of Sanhuan Company. New joint operating contract and articles have been signed among the Company, Tsingtao Beer Hong Kong Company Limited and Domestic shareholder of Sanhuan Company. The aforesaid change of foreign shareholder of Sanhuan Company could only be put into effect after approval of related government bureaus.

財務報告
Financial Report

按香港公認會計原則編製的財務報表
Financial Statements Prepared in Accordance with HK GAAP

按照中國會計準則編製的財務報表
Financial Statements Prepared in Accordance with PRC GAAP

核數師報告
Auditors' Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

致青島啤酒股份有限公司全體股東

(於中華人民共和國註冊成立的中外合資股份有限公司)

本核數師已完成審核第六十一頁至第一百四十三頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事會及核數師各自之責任

公司董事負責編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事會必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向整體股東報告除此之外本報告別無其他目的。本核數師不會就本報告的內容向其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事會於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

AUDITORS' REPORT TO THE SHAREHOLDERS OF TSINGTAO BREWERY COMPANY LIMITED

(A sino-foreign joint stock company established in the People's Republic of China with limited liability)

We have audited the accounts on pages 61 to 143 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors of the company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

核數師報告（續）
Auditors' Report (Continued)

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見

OPINION

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零三年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之盈利及現金流量，並按照《香港公司條例》披露要求妥為編製。

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零四年四月一日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 1st April, 2004

綜合損益表
Consolidated Profit and Loss Account

(按香港會計準則編製) (Prepared in accordance with HK GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣千元 RMB'000	經重列 As restated 2002 人民幣千元 RMB'000
營業額	Turnover	4	**6,713,785**	6,195,197
銷售成本	Cost of sales	13	**(4,326,079)**	(4,031,922)
毛利	Gross profit		**2,387,706**	2,163,275
其他收益淨額	Other revenues, net	4	**22,689**	96,765
分銷成本	Distribution costs		**(1,265,814)**	(1,129,830)
行政開支	Administrative expenses		**(618,167)**	(609,882)
經營盈利	Operating profit	5	**526,414**	520,328
理財成本	Finance costs	8	**(101,799)**	(146,661)
應佔聯營公司經營盈利減虧損	Share of profits less losses of associated companies		**(7,251)**	(5,059)
除税前盈利	Profit before taxation		**417,364**	368,608
税項	Taxation	9a	**(134,988)**	(109,317)
除税後盈利	Profit after taxation		**282,376**	259,291
少數股東損益	Minority interests		**(37,331)**	(37,317)
股東應佔盈利	Profit attributable to shareholders	10	**245,045**	221,974
股息	Dividends	11	**220,000**	110,000
每股基本盈利	Basic earnings per share	12	**RMB0.24**	RMB0.22
每股攤薄盈利	Diluted earnings per share	12	**RMB0.21**	RMB0.22

資產負債表
Balance Sheets

(按香港會計準則編製) (Prepared in accordance with HK GAAP)
於二零零三年十二月三十一日 As at 31st December, 2003

			集團 Group		公司 Company	
				經重列 As restated		
		附註 Note	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
非流動資產	Non-current assets					
無形資產	Intangible assets	16	**257,041**	247,372	**81,368**	80,796
固定資產	Fixed assets	14	**5,467,547**	5,571,972	**1,064,444**	1,140,504
在建工程	Construction-in-progress	15	**210,144**	208,575	**68,347**	70,009
長期投資	Long-term investments	17	**17,930**	55,163	**16,853**	54,209
投資於附屬公司	Investments in subsidiaries	18	**—**	—	**1,653,555**	1,611,622
投資於聯營公司	Investments in associated companies	19	**21,197**	28,448	**6,265**	6,265
負商譽	Negative goodwill	20	**(98,191)**	(108,435)	**—**	—
遞延税項資產	Deferred tax assets	25	**7,111**	12,629	**—**	5,101
其他長期資產	Other long-term assets	13, 21	**58,826**	69,396	**56,386**	66,789
			5,941,605	6,085,120	**2,947,218**	3,035,295
流動資產	Current assets					
存貨	Inventories	22	**1,305,503**	1,223,807	**277,753**	269,435
短期投資	Short-term investment		**—**	150	**—**	—
應收附屬公司	Amounts due from subsidiaries	13, 18	**—**	—	**219,591**	494,185
應收賬款	Trade receivables	13, 21	**165,204**	167,722	**173,909**	175,697
應收股利	Dividends receivable		**—**	—	**—**	10,675
應收票據	Bills receivable		**50,883**	65,899	**5,455**	71,100
保證金、預付賬款、附屬公司借款及其他應收款	Deposits, prepayments, loans to subsidiaries and other receivables	13	**527,474**	495,387	**1,943,768**	442,009
短期銀行存款	Short-term bank deposits		**—**	29,000	**—**	29,000
已抵押的銀行存款	Pledged bank deposits	23, 24	**83,135**	63,205	**28,000**	—
現金及銀行結餘	Bank balances and cash		**849,765**	762,166	**229,826**	250,656
			2,981,964	2,807,336	**2,878,302**	1,742,757
流動負債	Current liabilities					
應付賬款	Trade payable	13, 24	**646,913**	651,513	**105,476**	97,175
其他應付款	Other payables	13	**940,836**	865,987	**102,415**	92,655
應付票據	Bills payable	24	**525,450**	435,628	**99,385**	124,376
銷售按金	Sales deposits	13	**129,068**	147,983	**52,082**	42,702
預提費用	Accruals		**67,365**	46,193	**22,870**	10,384
未交税金	Taxes payable		**47,520**	2,885	**23,973**	(4,450)
應付股利	Dividends payable		**1,100**	—	**1,100**	—
短期銀行借款	Short-term bank loans	23	**1,302,613**	2,669,481	**579,369**	946,000
一年內到期長期銀行借款	Current portion of long-term bank loans	23	**61,386**	110,054	**25,147**	35,516
			3,722,251	4,929,724	**1,011,817**	1,344,358
流動(負債)資產淨額	Net current (liabilities) assets	23	**(740,287)**	(2,122,388)	**1,866,485**	398,399
總資產減流動負債	Total assets less current liabilities		**5,201,318**	3,962,732	**4,813,703**	3,433,694

資產負債表（續）
Balance Sheets (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)
於二零零三年十二月三十一日 As at 31st December, 2003

			集團 Group		公司 Company	
				經重列 As restated		
		附註 Note	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
資金來源：	Financed by:					
股本	Share capital	26	**1,060,000**	1,000,000	**1,060,000**	1,000,000
可換股債券	Convertible bonds	27	**923,738**	—	**923,738**	—
儲備	Reserves	28	**2,219,088**	1,964,206	**2,582,288**	2,165,475
擬派末期股息	Proposed final dividends	11, 28	**212,000**	220,000	**212,000**	220,000
			4,414,826	3,184,206	**4,778,026**	3,385,475
少數股東權益	Minority interests		**579,465**	669,784	**—**	—
非流動負債	Non-current liabilities					
長期銀行借款	Long-term bank loans	23	**53,784**	90,644	**23,564**	48,219
遞延稅項負債	Deferred tax liabilities	25	**17,083**	18,098	**—**	—
遞延負債	Deferred liabilities	27	**12,113**	—	**12,113**	—
長期應付股東借款	Long-term loan due to a shareholder	13(h)	**124,047**	—	**—**	—
			207,027	108,742	**35,677**	48,219
			5,201,318	3,962,732	**4,813,703**	3,433,694

李桂榮Li Gui Rong
董事Director

金志國Jin Zhi Guo
董事Director

綜合股權變動表
Consolidated Statement of Changes in Equity

(按香港會計準則編製) (Prepared in accordance with HK GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		2003									
		股本 Share capital 人民幣千元 *RMB'000*	股本溢價 Share premium 人民幣千元 *RMB'000*	可換股債券 Convertible bonds 人民幣千元 *RMB'000*	資本儲備 Capital reserve 人民幣千元 *RMB'000*	盈餘公積金 Surplus reserve 人民幣千元 *RMB'000*	公益金 Public welfare fund 人民幣千元 *RMB'000*	累計外幣匯率折算差額 Cumulative translation adjustments 人民幣千元 *RMB'000*	累計虧損 Accumulated losses 人民幣千元 *RMB'000*	儲備合計 Reserves total 人民幣千元 *RMB'000*	擬派股息 Proposed dividends 人民幣千元 *RMB'000*
二零零三年一月一日,如前報	At 1st January, 2003, as previously reported	1,000,000	1,893,826	–	11,448	162,654	129,569	339	(232,413)	1,965,423	220,000
會計政策變更之累計影響 *(附註2)*	Cumulative effect of changes in accounting policy *(Note 2)*	–	–	–	–	–	–	–	(1,217)	(1,217)	–
二零零三年一月一日,經重列	At 1st January, 2003, as restated	1,000,000	1,893,826	–	11,448	162,654	129,569	339	(233,630)	1,964,206	220,000
已宣派股息 *(附註11)*	Dividends declared *(Note 11)*	–	–	–	–	–	–	–	–	–	(220,000)
本年利潤	Profit for the year	–	–	–	–	–	–	–	245,045	245,045	–
豁免應付款	Waiver of payables	–	–	–	840	–	–	–	(840)	–	–
擬發股息 *(附註11)*	Proposed dividends *(Note 11)*	–	–	–	–	–	–	–	(212,000)	(212,000)	212,000
提取盈餘公積金 *(附註28)*	Profit appropriation to surplus reserve *(Note 28)*	–	–	–	–	55,531	–	–	(55,531)	–	–
提取公益金 *(附註28)*	Profit appropriation to public welfare fund *(Note 28)*	–	–	–	–	–	47,409	–	(47,409)	–	–
外幣匯率折算差額	Translation difference	–	–	–	–	–	–	(228)	–	(228)	–
發行可換股債券,淨額 *(附註27)*	Issuance of convertible bonds, net *(Note 27)*	–	–	1,205,170	–	–	–	–	–	–	–
已換的可換股債券 *(附註27)*	Conversion of convertible bonds *(Note 27)*	60,000	221,432	(281,432)	–	–	–	–	–	221,432	–
接受捐贈	Donation received	–	–	–	633	–	–	–	–	633	–
二零零三年十二月三十一日	**At 31st December, 2003**	1,060,000	2,115,258	923,738	12,921	218,185	176,978	111	(304,365)	2,219,088	212,000

綜合股權變動表(續)
Consolidated Statement of Changes in Equity (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		2002									
		股本 Share capital 人民幣千元 RMB'000	股本溢價 Share premium 人民幣千元 RMB'000	可換股債券 Convertible bonds 人民幣千元 RMB'000	資本儲備 Capital reserve 人民幣千元 RMB'000	盈餘公積金 Surplus reserve 人民幣千元 RMB'000	公益金 Public welfare fund 人民幣千元 RMB'000	累計外幣匯率折算差額 Cumulative translation adjustments 人民幣千元 RMB'000	累計虧損 Accumulated losses 人民幣千元 RMB'000	儲備合計 Reserves total 人民幣千元 RMB'000	擬派股息 Proposed dividends 人民幣千元 RMB'000
二零零二年一月一日,如前報	At 1st January, 2002, as previously reported	1,000,000	1,893,826	–	9,984	119,851	90,581	12	(151,703)	1,962,551	110,000
會計政策變更之累計影響 (附註2)	Cumulative effect of change in accounting policy (Note 2)	–	–	–	–	–	–	–	(646)	(646)	–
二零零二年一月一日,經重列	At 1st January, 2002, as restated	1,000,000	1,893,826	–	9,984	119,851	90,581	12	(152,349)	1,961,905	110,000
已宣派股息 (附註11)	Dividends declared (Note 11)	–	–	–	–	–	–	–	–	–	(110,000)
本年利潤	Profit for the year	–	–	–	–	–	–	–	221,974	221,974	–
豁免應付款	Waiver of payables	–	–	–	1,464	–	–	–	(1,464)	–	–
擬發股息 (附註11)	Proposed dividends (Note 11)	–	–	–	–	–	–	–	(220,000)	(220,000)	220,000
提取盈餘公積金 (附註28)	Profit appropriation to surplus reserve (Note 28)	–	–	–	–	42,803	–	–	(42,803)	–	–
提取公益金 (附註28)	Profit appropriation to public welfare fund (Note 28)	–	–	–	–	–	38,988	–	(38,988)	–	–
外幣匯率折算差額	Translation difference	–	–	–	–	–	–	327	–	327	–
二零零二年十二月三十一日	At 31st December, 2002	1,000,000	1,893,826	–	11,448	162,654	129,569	339	(233,630)	1,964,206	220,000

股權變動表
Statement of Changes in Equity

(按香港會計準則編製) (Prepared in accordance with HK GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		2003								
		股本 Share capital	股本溢價 Share premium	可換股債券 Convertible bonds	資本儲備 Capital reserve	盈餘公積金 Surplus reserve	公益金 Public welfare fund	未分配利潤 Unappropriated profits	儲備合計 Reserves total	擬派股息 Proposed dividends
		人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000
二零零三年一月一日	As at 1st January, 2003,	1,000,000	1,893,826	—	1,144	125,305	97,483	47,717	2,165,475	220,000
已宣派股息 (附註11)	Dividends declared (Note 11)	—	—	—	—	—	—	—	—	(220,000)
本年利潤	Profit for the year	—	—	—	—	—	—	406,748	406,748	—
豁免應付款	Waiver of payables	—	—	—	5	—	—	(5)	—	—
擬發股息 (附註11)	Proposed dividends (Note 11)	—	—	—	—	—	—	(212,000)	(212,000)	212,000
提取盈餘公積金 (附註28)	Profit appropriation to surplus reserve (Note 28)	—	—	—	—	24,528	—	(24,528)	—	—
提取公益金 (附註28)	Profit appropriation to public welfare fund (Note 28)	—	—	—	—	—	24,528	(24,528)	—	—
發行可換股債券，淨額 (附註27)	Issuance of convertible bonds, net (Note 27)	—	—	1,205,170	—	—	—	—	—	—
已換的可換股債券 (附註27)	Conversion of convertible bonds (Note 27)	60,000	221,432	(281,432)	—	—	—	—	221,432	—
接受捐贈	Donation received	—	—	—	633	—	—	—	633	—
二零零三年十二月三十一日	At 31st December, 2003	1,060,000	2,115,258	923,738	1,782	149,833	122,011	193,404	2,582,288	212,000

股權變動表（續）
Statement of Changes in Equity (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		2002								
		股本 Share capital	股本溢價 Share premium	可換股債券 Convertible bonds	資本儲備 Capital reserve	盈餘公積金 Surplus reserve	公益金 Public welfare fund	未分配利潤 Unappropriated profits	儲備合計 Reserves total	擬派股息 Proposed dividends
		人民幣千元 *RMB'000*	人民幣千元 *RMB'000*	人民幣千元 *RMB'000*	人民幣千元 *RMB'000*	人民幣千元 *RMB'000*	人民幣千元 *RMB'000*	人民幣千元 *RMB'000*	人民幣千元 *RMB'000*	人民幣千元 *RMB'000*
二零零二年一月一日	As at 1st January, 2002	1,000,000	1,893,826	—	544	102,980	75,158	95,660	2,168,168	110,000
已宣派股息 *(附註11)*	Dividends declared *(Note 11)*	—	—	—	—	—	—	—	—	(110,000)
本年利潤	Profit for the year	—	—	—	—	—	—	217,307	217,307	—
豁免應付款	Waiver of payables	—	—	—	600	—	—	(600)	—	—
擬發股息 *(附註11)*	Proposed dividends *(Note 11)*	—	—	—	—	—	—	(220,000)	(220,000)	220,000
提取盈餘公積金 *(附註28)*	Profit appropriation to surplus reserve *(Note 28)*	—	—	—	—	22,325	—	(22,325)	—	—
提取公益金 *(附註28)*	Profit appropriation to public welfare fund *(Note 28)*	—	—	—	—	—	22,325	(22,325)	—	—
二零零二年十二月三十一日	At 31st December, 2002	1,000,000	1,893,826	—	1,144	125,305	97,483	47,717	2,165,475	220,000

綜合現金流動表
Consolidated Cash Flow Statement

(按香港會計準則編製) (Prepared in accordance with HK GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
經營活動	**Operating activities**			
經營產生之現金流入淨額	Net cash inflow generated from operations	29a	**1,273,544**	1,241,310
支付所得税	Income tax paid		**(129,470)**	(130,578)
已收利息	Interest received		**10,768**	10,661
經營活動之現金流入淨額	Net cash inflow from operating activities		**1,154,842**	1,121,393
投資活動	**Investing activities**			
購建固定資產，在建工程及無形資產	Purchase of fixed assets, construction-in-progress and intangible assets		**(533,399)**	(513,615)
處置固定資產所得	Proceeds from disposal of fixed assets		**55,172**	53,429
增購其他長期資產	Additions to other long-term assets		**—**	(2,644)
已收長期債權投資利息	Interest received from long-term debt investments		**—**	2,799
收購附屬公司，扣除購入之現金	Acquisition of subsidiaries, net of cash acquired		**—**	(162,713)
增加投資於附屬公司	Acquisition of additional equity interests in subsidiaries		**(81,763)**	(7,480)
收購聯營公司及其他投資	Acquisition of equity interests in associated companies and other investments		**—**	(109)
減少(增加)短期銀行存款及已抵押銀行存款	Decrease (increase) in short-term bank deposits and pledged bank deposits		**9,070**	(23,989)
投資活動之淨現金流出	Net cash outflow from investing activities		**(550,920)**	(654,322)
融資前之淨現金流入	Net cash inflow before financing activities		**603,922**	467,071
融資活動	**Financing activities**			
新借貸款	Drawn down of new bank loans		**2,771,878**	4,136,926
償還銀行借款	Repayment of bank loans borrowed		**(4,231,355)**	(4,093,224)
股東借款	Loan from a shareholder		**124,047**	—
發行可換股債券	Issue of convertible bonds	29b	**1,218,438**	—
股東投入現金資本	Cash capital contributions from a shareholder	29b	**633**	—
少數股東投入資本	Cash capital contributions from minority shareholders	29b	**4,500**	9,442
已付利息	Interest paid		**(105,744)**	(129,800)
派發股息	Dividends paid	29b	**(218,900)**	(110,000)
派發少數股東之股息	Divideds paid to minority shareholders	29b	**(79,592)**	(20,676)
融資活動之淨現金流出	Net cash outflow from financing activities		**(516,095)**	(207,332)
現金之增加	Increase in cash		**87,827**	259,739
外幣匯率變動之影響	Effect of foreign exchange rate changes		**(228)**	317
一月一日之現金	Cash at 1st January		**762,166**	502,110
十二月三十一日之現金	Cash at 31st December		**849,765**	762,166

賬目附註
Notes to the Accounts
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

1. 公司架構及主要業務

青島啤酒股份有限公司(以下簡稱「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)註冊成立為股份制有限公司,並於一九九五年十二月二十七日領取按中外合資股份有限公司註冊的營業執照。本公司發行之「H股」自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市,而「A股」則自一九九三年八月二十七日開始在上海證券交易所上市。

於二零零二年十月二十一日,本公司與安海斯—布希國際控股有限公司(Anheuser-Busch Companies, Inc.)(「A-B公司」)簽訂一項《戰略性投資協議》,本公司將分期向A-B公司發行強制性轉股的可換股債券,作價共約港幣1,416,195,000元(折合約人民幣1,505,840,000元);全數換股後A-B公司將持有本公司約27%的股權。本公司於本年度收到A-B公司認購本公司發行的可換股債券的部份款項合共約1,162,057,000港元(折合約人民幣1,235,006,000元)。截止二零零三年十二月三十一日,其中約280,800,000港元(折合約人民幣297,999,000元)可換股債券已於本年內轉換成60,000,000股新增H股。其餘約254,138,000港元(折合約人民幣270,834,000元)已於二零零四年三月三十一日收到。此等融資安排可減低本集團營運資金為負數的情況。詳情請參閱附註23及27。

本公司及其附屬公司(合稱「本集團」)的主要業務為生產及銷售啤酒。

1. ORGANISATION AND PRINCIPAL ACTIVITIES

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16th June, 1993 as a joint stock company with limited liability. It obtained the business license of a sino-foreign joint stock company on 27th December, 1995. Its "H" shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 15th July, 1993 and its "A" shares have been listed on the Shanghai Stock Exchange since 27th August, 1993.

On 21st October, 2002, the Company signed a "Strategic Investment Agreement" with Anheuser-Busch Companies, Inc. ("A-B Company") pursuant to which the Company is obliged to issue several tranches of mandatory convertible bonds ("CB") to A-B Company amounting to approximately HK$1,416,195,000 (equivalent to approximately RMB1,505,840,000). Upon full conversion of the CB, the equity holding of A-B Company in the Company will increase to approximately 27%. During the year, approximately HK$1,162,057,000 (equivalent to approximately RMB1,235,006,000) of the CB were issued and the related proceeds were received from A-B Company, out of which approximately HK$280,800,000 (equivalent to approximately RMB297,999,000) of the CB had been converted into 60,000,000 new H-shares as at 31st December, 2003. The remaining balance of the CB of approximately HK$254,138,000 (equivalent to approximately RMB270,834,000) was received on 31st March, 2004. The financing arrangement can reduce the amount of the net current liabilities of the Group. More details are set out in Note 23 and Note 27.

The Company and its subsidiaries (collectively referred to as the "Group") is principally engaged in the production and distribution of beer products.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

2. 主要會計政策

編製此等賬目所採用之主要會計政策列載如下：

(a) 編製基準

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之會計準則（「香港會計準則」）編製。該等會計基準與本集團之中國法定賬目所採用之基準在若干重要方面有所不同。本集團之中國法定賬目乃按照中國適用之會計準則以及適用於股份制企業的有關財務與會計制度而編製。本賬目已按照香港會計準則作出適當的調整，但有關的調整並沒有反映於本集團之中國法定賬目上。本賬目依據歷史成本常規法編製。部份固定資產則按評估值記賬。

於本年度，本集團採納由香港會計師公會頒佈之會計準則第35號「政府補貼及政府資助之披露」及會計準則第12號「所得稅」（修訂），分別於二零零二年七月一日及二零零三年一月一日或以後開始之會計期間生效。

本集團認為會計準則第35號「政府補貼及政府資助之披露」之變更對本集團之賬目並沒有重大影響。

本集團會計政策之變更及採納新修訂之會計準則第12號之影響詳列於本報告附註2(n)。

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HK GAAP"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The PRC statutory accounts of the Group have been prepared in accordance with accounting principles and financial regulations applicable to joint stock limited companies in the PRC. Appropriate restatements have been made to the PRC statutory accounts to conform with HK GAAP. Differences arising from the restatements are not incorporated in the Group's accounting records. The accounts have been prepared under the historical cost convention except that certain fixed assets are stated at valuation.

In the current year, the Group adopted the Statement of Standard Accounting Practice ("SSAP") 35 "Government Grant and Disclosure of Government Assistance" and SSAP 12 (revised) — "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st July, 2002 and 1st January, 2003, respectively.

The Group considers that the consequential changes made to SSAP 35 does not have a material impact on the accounts of the Group.

The changes to the Group's accounting policy and the effect of adopting the revised SSAP 12 is set out in Note 2(n).

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(b) 集團會計

(b) Group accounting

(i) 綜合賬目

(i) Consolidation

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

The consolidated accounts include the accounts of the Company and all its subsidiaries made up to 31st December.

附屬公司指本公司直接或間接控制過半數投票權；有權控制財政及營運決策；委任或撤換董事會大多數成員；或在董事會會議上有大多數投票權之實體。

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同之前並未在綜合損益賬內支銷或確認之任何未攤銷商譽或負商譽以及任何相關之累積外幣匯兑儲備。

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and related accumulated foreign currency translation reserve.

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

本集團的附屬公司明細詳列於附註18。

Particulars of subsidiaries of the Group are disclosed in Note 18.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(ii) 聯營公司

聯營公司為附屬公司及合營公司以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益賬包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨值及收購產生之商譽或負商譽(扣除累計攤銷)。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非本集團就該聯營公司已產生承擔或有擔保之承擔。

本集團與其聯營公司間交易之未變現盈利按集團應佔該等聯營公司之權益撇銷；除非交易提供所轉讓資產減值之憑證，否則將未變現虧損撇銷。

在本公司之資產負債表內，聯營公司之投資以成本值減去減值準備列賬。本公司將聯營公司之業績按已收及應收股息入賬。

(iii)外幣換算

以外幣為本位幣之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兑盈虧均計入損益賬。

(ii) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill or negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealsied gains on transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates; unrealised losses are eliminated unless the transactions provide evidence of an impairment of the assets transferred.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(iii)Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

附屬公司及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益賬則按平均匯率折算。由此產生之匯兑盈虧作為儲備變動入賬。

The balance sheets of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(c) 固定資產及其折舊

(c) Fixed assets and depreciation

(i) 固定資產

(i) Fixed assets

固定資產按實際成本或評估價值扣除累積折舊及資產減值準備計價。實際成本包括購買及將該項資產付運至運作地點及達至原定用途之狀態而所佔的任何直接費用。重估價值為本公司於一九九三年六月十六日改組為股份制公司時由原有股東投入的固定資產，按原有股東所同意而經中國國家國有資產管理局批准的評估價入賬。在固定資產投入運作後產生的支出，如日常維修保養及檢修費用，一般於產生該等支出的期間自損益表中扣除。倘若能清楚顯示該等支出能增加預計於日後運用該項固定資產而產生的經濟效益，該等支出則撥作該項目固定資產的額外成本。

Fixed assets are stated at cost or valuation amount less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets stated at valuation are mainly fixed assets injected by the founding shareholders as a result of the reorganization of the Group on 16th June, 1993 and the value was agreed among the founding shareholders and approved by the State-Owned Assets Administration Bureau of the PRC. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed assets.

本集團根據香港會計師公會發出《會計準則》第17條第72段有關《物業、廠房及設備》之過渡期規定，有部份固定資產是從一九九五年九月三十日前所作之評估值列賬，而該等固定資產均未有重估至資產負債表結算日之公允價值。

The Group has taken advantage of the transitional provisions set out in paragraph 72 of SSAP 17, "Property, Plant and Equipment" issued by the HKSA, with the effect that certain fixed assets which are stated at revalued amounts, determined prior to 30th September, 1995, have not been updated to reflect their respective fair values at the balance sheet date.

資產改良支出均資本化，並按其對本集團之預計可用年期折舊。

Improvements are capitalised and depreciated over their expected useful lives to the Group.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(ii) 折舊

除土地使用權並無殘值外，固定資產之折舊乃以直線法按彼等之原值或評估值扣除累計資產減值及3%殘值分攤於其估計可使用年期作出撥備。固定資產主要估計可使用年期如下：

土地使用權	使用年限
房屋建築物	20 — 50年
機器設備	5 — 14年
運輸設備	5 — 12年
其他設備	5 — 10年

固定資產之可使用年期及折舊方法均被定期覆核。

機器零件按大維修期折舊。將機器零件重修至其正常運作狀態使整體資產可繼續使用之重大支出均資本化，並按零件大修理間隔期限折舊。

(iii)減值與出售盈虧

在每年結算日，固定資產項內之資產皆透過集團內部及外界所獲得的信息，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值此等減值虧損在損益表入賬。

出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。

(ii) Depreciation

Except for land use rights which have no estimated residual value, depreciation is provided on a straight-line basis to write off the cost or valuation of the fixed assets less accumulated impairment losses over their estimated useful lives, after taking into account their estimated residual value of 3% of cost. The estimated useful lives of fixed assets are as follows:

Land use rights	Terms of the rights
Buildings	20 — 50 years
Plant and machinery	5 — 14 years
Motor vehicles	5 — 12 years
Other equipment	5 — 10 years

The useful lives of fixed assets and depreciation method are reviewed periodically.

The plant components are depreciated over the period to overhaul. Major costs incurred in restoring the plant components to their normal working conditions to allow continued use of the overall asset are capitalised and depreciated over the period to the next overhaul.

(iii)Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment loss is recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(d) 在建工程

在建工程指興建中的房屋及建築物和安裝測試中的機器設備，並按成本值減累計資產減值記賬。成本包括工程建造和設備購置安裝的支出及其他直接成本，以及建造和安裝測試期間為該項資產所發生的借款

(d) Construction-in-progress

Construction-in-progress represents plant and properties under construction and machinery and equipment under installation and testing, and is stated at cost less accumulated impairment losses. The cost includes cost of construction, machinery and equipment and other direct costs plus borrowing costs used to finance these

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

於該等無形資產被購買或完成後發生的支出，應在發生時確認為當期費用，除非該支出能產生比原有評估表現水平較高的預見經濟利益，及能夠可靠地計量及分配到將被溢值的無形資產成本上，則該支出能確認無形資產成本部份。

Subsequent expenditure on these intangible assets after their purchase or their completion is recognised as an expense when it is incurred unless it is probable that this expenditure will enable these assets to generate future economic benefits in excess of its originally assessed standard of performance and can be measured and attributed to these assets reliably in which case it will be added to their cost.

商標、專有技術及軟件採用直線法，按照其估計使用年限攤銷。有關估計使用年限及攤銷方法均於每年年結時重覆核。無形資產的估計使用年限如下：

Trademarks, technology know-how and software are amortised on a straight-line basis over their estimated useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year end. The estimated useful lives are as follows:

商標：	
青島啤酒	40年
其他商標	5 － 10年
專有技術	10年
軟件及其他	5 － 10年

Trademarks:	
Tsingtao Beer	40 years
Other trademarks	5 — 10 years
Technology know-how	10 years
Software and others	5 — 10 years

(ii) 研究及開發成本

研究成本在發生時作為費用列支。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有充裕資源及成本可予釐定，及有能力出售或使用該資產而產生可預見經濟利益，則將新產品或改良產品之設計及測試所涉及之成本確認為資產，並以直線法以不多於五年期限作攤銷，以反映將相關經濟效益確認之模式。不符合上述條件之開發成本在發生時作為費用支

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

於各資產負債表日，本集團及本公司對各持有至到期證券作覆核，以評估有關之公允價值是否減值至低於賬面金額。倘發生上述減值情況，則賬面金額可予削減，而有關削減乃確認於當年損益。如引致投資證券減值的情況不再存在並有證據顯示會於可見之未來持續下去，其減值準備則會沖回當年的損益賬內。

The carrying amounts of investment securities are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amounts of such securities are reduced to their fair values. The impairment losses are recognised as expenses in the profit and loss account. These impairment losses are written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

當投資證券出售及轉讓時，其賬面值與出售或轉讓所得款項淨額之差計入當年損益。

Upon disposal or transfer of the investment securities, any gain or loss thereon is accounted for in the profit and loss account.

(ii) 其他投資

(ii) Other investments

除持有至到期證券及投資證券以外的證券均分類為其他投資，並以公允價值於資產負債表上反映。所有未實現持有損益均計入當年損益賬內。

Securities other than investment securities or held-to-maturity securities are classified as other investments and are carried at fair value in the balance sheet. Any unrealised holding gain or loss on other investments is recognised in the profit and loss account in the period when it arises.

當其他投資出售及轉讓時，其盈利或虧損計入當年損益。

Upon disposal or transfer of other investments, any gain or loss thereon is accounted for in the profit and loss account.

(f) 無形資產

(f) Intangible assets

(i) 商標、專有技術及軟件

(i) Trademarks, technology know-how and software

商標、專有技術及軟件於取得時按實際成本入賬及在有關的經濟利益很可能流入企業及該資產的成本能夠可靠地計量時才予以確認。已確認的無形資產按成本扣除累計攤銷及減值準備計價。

Trademarks, technology know-how and software are measured initially at cost, and are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the Group, and the cost of the asset can be measured reliably. After initial recognition, they are recorded at cost less accumulated amortisation and any accumulated impairment losses.

認非貨幣性資產的公允價值，則按所取得

the future losses and expenses are recognised. Any remaining

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(h) 存貨

存貨包括原材料、在產品、包裝物、輔料及低值易耗品和產成品。期末存貨按成本或可變現淨值兩者較低者計價。成本按加權平均法計算，包括所有的採購成本、生產成本及使存貨達到目前地點及狀態的其他相關成本。可變現淨值乃按預計銷售所得款項扣除估計銷售費用計算。低值易耗品及部份包裝物分別按2-5年及1-2年使用年限用直線法攤銷列作當年生產費用。

(h) Inventories

Inventories mainly include raw materials, work-in-progress, packaging materials, auxiliary materials, low value consumables and finished goods. Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average cost basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Low-value consumables and certain packaging materials are amortised over their estimated useful lives of two to five years and one to two years, using the straight-line method, respectively.

(i) 應收賬款及其他應收款

凡被視為壞賬之應收賬款及其他應收款，均計提壞賬準備。應收賬款及其他應收款項以成本值減壞賬準備後的淨值列示。

(i) Trade and other receivables

Provision is made against trade and other receivable to the extent they are considered to be doubtful. Trade and other receivables are stated at cost net of such provision.

(j) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金及銀行通知存款。

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(k) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益賬中支銷。

(k) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease period.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(l) 撥備

倘本集團須就過去事件承擔現有法律或推定責任而很可能導致經濟利益流出企業以抵償責任，而有關金額能可靠地估計時，須計提有關撥備。當集團預計撥備款可獲償付，則只能在償付款可實質地確定時確認將償付款確認為獨立資產。該等撥備須於每一資產負債表日作出覆核及對有關估計金額作出調整以反映當時最準確之估計。當有關準備金額的時間值會造成重大影響時，有關準備將以估計用於抵償責任的金額的淨現值計提。

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(m) 僱員福利

(i) 僱員應享假期

僱員在年假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假及產假分娩假不作確認，直至僱員正式休假為止。

(ii) 獎金計劃

當本集團因為僱員已提供之服務而產生現有法律或推定性責任，而責任金額能可靠估算時，則將獎金計劃之預計成本確認為負債入賬。

獎金計劃之負債預期須在十二個月內償付，並根據在償付時預期會支付之金額計算。

(m) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii)退休金責任

根據於一九九四年十月一日起施行的《青島市城鎮企業從業人員養老保險暫行規定》，本公司為全職僱員提供指定供款退休金計劃。統籌退休金乃按地方政府規定的標準工資的28.5%至33.5%，其中本集團承擔25.5%，餘下由職工負責承擔，並交由中國政府有關部門統籌安排。退休職工的退休金由該部門統籌支付。本集團按權責發生制計提已繳及應繳之退休金。

在香港經營的附屬公司按香港特別行政區政府的強制性公積金條例成立一定額供款強制性公積金，按僱員基本薪金5%對該計劃每月作出供款，惟此公司及僱員各自的最高供款額以每年每僱員港幣12,000元(人民幣12,732元)為限。集團向該退休計劃作出之供款在發生時作為費用支銷。

(iii)Pension obligations

Pursuant to "Temporary Regulations on Municipal Enterprise Employee Pensions and Retirement Protection for Qingdao" which became effective on 1st October, 1994, the Company has provided a government-sponsored defined contribution retirement scheme ("the Scheme") for its full-time employees. Contributions to the basic retirement insurance for the Group's local employees are made monthly to a government agency based on 28.5% to 33.5% of the standard salary set by the respective provincial governments, of which 25.5% is borne by the Group and the remainder is borne by the employees. The government agency is responsible for meeting the obligations of these pension liabilities up on retirement of the employees. The Group accounts for the contributions made/to be made to the plan on an accrual basis.

A subsidiary operating in Hong Kong has established a defined contribution mandatory provident fund scheme in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. It makes monthly contributions to the scheme based on 5% of the employees' basic salaries with the maximum amount of contribution made by the subsidiary and the employees being limited to HK$12,000 (equivalent to RMB12,732) per annum per employee. The Group's contributions to the defined contribution retirement scheme are expensed as incurred.

(n) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。遞延所得稅採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

遞延所得税乃就附屬公司、聯營公司及合營企業之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

以前年度，遞延税項乃因應就課税而計算之盈利與賬目所示之盈利二者間之時差，根據預期於可預見的將來支付或收回的負債及資產，按現行税率計算。採納新修訂之會計準則第12號構成會計政策之變動並已追溯應用，故比較數字已重報以符合經修訂後之政策。

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

如綜合股權變表所列示，二零零二年一月一日之年初累計虧損已增加約人民幣646,000元，為採納上述新修訂會計準則第12號後重報遞延税項負債、商譽及負商譽影響淨額。如賬目附註25所詳述，是次重報令二零零二年一月一日之遞延税項資產及遞延税項負債分別增加約人民幣7,944,000元及人民幣19,114,000元。此外，如賬目附註20所詳述，二零零二年一月一日之年初負商譽淨額分別增加約人民幣6,705,000元。

As shown in the Consolidated Statement of Changes in Equity, the opening accumulated deficits at 1st January, 2002 have been increased by approximately RMB646,000, representing the restatements of unprovided net deferred tax liabilities, goodwill and negative goodwill as a result of the adoption of the provisions of revised SSAP 12. As mentioned in Note 25, the restatements have led to an increase in deferred tax assets and deferred tax liabilities at 1st January, 2002 by approximately RMB7,944,000 and RMB19,114,000, respectively. In addition, as mentioned in Note 20, negative goodwill balances as at 1st January, 2002 have also increased by approximately RMB6,705,000.

二零零三年一月一日之年初累計虧損已增加約人民幣1,217,000元，為採納上述新修訂會計準則第12號後重報遞延税項負債、商譽及負商譽影響淨額。如賬目附註25所詳述，是次重報令二零零三年一月一日之遞延税項資產及遞延税項負債分別增加約人民幣7,528,000元及人民幣18,098,000元。此外，如賬目附註16及20所詳述，二零零三年一月一日之年初商譽及負商譽淨額分別增加人民幣8,213,000元及人民幣6,423,000元。

The opening accumulated losses at 1st January, 2003 have been increased by approximately RMB1,217,000, representing the restatements of unprovided net deferred tax liabilities, goodwill and negative goodwill as a result of adoption of the provisions of revised SSAP 12. As mentioned in Note 25, the restatements have led to an increase in deferred tax assets and deferred tax liabilities at 1st January, 2003 by approximately RMB7,528,000 and RMB18,098,000, respectively. In addition, as mentioned in Notes 16 and 20, goodwill and negative goodwill balances as at 1st January, 2003 have also increased by approximately RMB8,213,000 and RMB6,423,000, respectively.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(o) 可換股債券

強制性可換股債券的本金部份(扣除相關債券發行費用後)記於資產負債表權益中。此外，本公司估計每年應繳付予債券持有人的債券利息金額及該持有人於換股時退回本公司的利息金額(假設換股在限期結束時進行)的相應現金流量，按本公司平均借款利率分別計算其貼現值。以上兩者之貼現值差額(以下簡稱「貼現淨值」)將沖銷有關已發出債券的本金部份，並確認為本公司的遞延負債且於資產負債表中作長期負債處理，該遞延負債於預計換股限期間以直線攤銷法按年將有關收入確認於損益表中。本公司亦將債券持有人進行換股前實際已付或應繳付的債券利息費用確認為保證金、預付賬款、附屬公司借款及其他應收款於資產負債表中列示。

(o) Convertible bonds

The principal amount of the mandatory convertible bonds (net of related issuance transaction costs) is recorded as equity in the balance sheet. The estimated cash flows of the expected annual interest payments payable by the Company to the bondholder, and the expected refunds from the bondholder receivable by the Company upon conversion of the bonds (assuming mandatory conversion occurs upon the expiry of the contracted conversion period) are discounted into their respective net present values using the average borrowing rate of the Company. The difference between the two net present values ("Discounted Net Present Value") has been offset against the principal amount of the bonds issued and is presented as a deferred liabilities under long-term liabilities in the balance sheet. The deferred liabilities are amortised on a straight-line basis and recognised as income of the Company throughout the expected conversion period. Actual bond interest expenses paid and payable by the Company before conversion are presented as a deposits, prepayment, loans to subsidiaries and other receivable in the balance sheet.

(p) 收入確認基準

在有關交易經濟利益能流入本集團，和相關的收入和成本能可靠地衡量的前提下，收入按以下的基準確認：

(i) 銷售交易之收入於擁有貨品的風險與回報轉讓予客戶時確認。

(ii) 銀行存款利息收入乃根據未償還本金額及適用之實際利率，按時間比例確認。

(iii)股息收入於股東收取股息之權利獲確定時確認。

(p) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

(i) Sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(ii) Interest income from bank deposits and investment is recognised on a time proportion basis on the principal outstanding and at the rate applicable.

(iii) Dividend income is recognised when the right to receive payment is established.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(iv)經營租賃之租金收入按直線法確認。

(iv) Operating lease rental income is recognised on a straight-line basis.

(q) 補貼收入

(q) Government grants

當企業能夠合理地保證會符合附帶條件以及補貼將可收取時，政府補貼確認為其他收益。

A government grant is recognised as other revenue, when there is reasonable assurance that the Group will comply with the conditions attaching with it and the right to receive is established.

補貼收入會根據其相關的成本發生當年，於損益表中確認為收入。

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

(r) 借款費用

(r) Borrowing costs

借款費用包括利息費用及其他與借款相關的費用，包括借款折溢價的攤銷、借款安排的輔助性支出的攤銷及因外幣借款產生匯總損益而調整的利息支出。

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

借款費用一般於發生當期計入費用，除非用借款購建的資產需較長一段時間的購建方能投入使用，則與該項資產直接有關的借款費用予以資本化。當購建成本及借款費用開始發生且為該等資產達到預定用途的購建活動正在進行時，借款費用才開始資本化。資本化的借款費用根據該項資產達到預定用途前所平均佔用的資金計算。若由於借款費用資本化而致資產的賬面價值超過其可回收價值，則應計提該資產的減值準備。

Borrowing costs are expensed as incurred, except when they are directly attributable to the acquisition, construction or production of the assets that necessarily takes a substantial period of time to prepare for its intended use in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised at the weighted average cost of the related borrowings until the asset is ready for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(s) 分部資料

本集團唯一主要業務為生產及銷售啤酒產品，因此未有編製按業務分部的資料。按本集團內部財務資料匯報架構，可為五個主要的地區分部。這些地區分部為本集團編製基本分部資料的基礎。按地區劃分的分部財務資料詳列於附註3。

分部收入、費用及分部經營結果包括地區分部間之轉讓。該等轉讓乃按雙方就市場情況協商進行，並於合併時全部沖銷。

未分配資產及負債指未分類企業資產及負債。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、應收款及經營現金，不包括之項目主要為證券之投資。分部負債指經營負債，而不包括例如若干集團整體性之借款等項目。資本性開支包括購入無形資產及固定資產的費用，當中包括因收購附屬公司而添置之資產。

至於地區分部報告，銷售額乃按照客戶所在地區計算。總資產及資本性開支按資產所在地計算。

(s) Segments

The Group is principally engaged in the production and distribution of beer products. Hence, no business segment information is prepared. In accordance with the Group's internal financial reporting structure, the operations of the Group can be classified into five primary geographical segments. These segments are the basis upon which the Group reports its primary segment information. Financial information on geographical segments is presented in Note 3.

Segment revenues, segment expenses and segment results include transfers between geographical segments. Such transfers are accounted for in the ordinary course of business and eliminated on consolidation.

Unallocated assets and liabilities represent corporate assets and liabilities.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly exclude investments in securities. Segment liabilities comprise operating liabilities and exclude items such as certain corporate borrowings. Capital expenditure comprise additions to intangible assets and fixed assets, including additions arising from acquisitions of subsidiaries.

In respect of geographical segment reporting, sales are based on the region in which the customer is located. Total assets and capital expenditures are where the assets are located.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(t) 或然事項

或然負債指因已發生的事件而可能引起之責任，此等責任須就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

(t) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognised as a provision.

(u) 期後事項

資產負債表日後事項若有助於對公司於資產負債表日存在的狀況提供額外資料或指出持續經營的假設不適用時，則須作為調整事項反映於賬目中。不作為調整事項的資產負債表日後事項如涉及金額重大，亦須在賬目附註中披露。

(u) Subsequent events

Post-year-end events that provide additional information about a Group's position at the balance sheet date or those that indicate the going concern assumption is not appropriate are reflected in the accounts. Post-year-end events that are not adjusting events are disclosed in the notes when material.

3. 分部報表

本集團之唯一主要業務為生產及銷售啤酒，因此未提供按業務分部資料之分析。

3. SEGMENTAL REPORTING

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

本集團的活動在中國產生，按地區分部的資料分析如下：

The Group's activities are conducted in the PRC. An analysis by geographical segment is as follows:

		2003						
		青島地區 Qingdao Region 人民幣千元 RMB'000	其他山東地區 Other Shandong Region 人民幣千元 RMB'000	華北地區 Hua Bei Region 人民幣千元 RMB'000	華南地區 Hua Nan Region 人民幣千元 RMB'000	海外地區 Overseas 人民幣千元 RMB'000	合併抵消 Eliminations 人民幣千元 RMB'000	合併 Consolidated 人民幣千元 RMB'000
營業額	TURNOVER							
對外銷售	External sales	1,795,540	934,537	1,426,702	2,177,342	379,664	—	6,713,785
分部間往來	Inter-segment sales	208,957	2,330	91,123	219,289	—	(521,699)	—
營業額	Turnover	2,004,497	936,867	1,517,825	2,396,631	379,664	(521,699)	6,713,785
營業盈利	RESULTS							
分部業績	Segment results	257,455	(27,959)	35,192	156,136	125,116	—	545,940
未分配開支淨額	Unallocated expenses, net							(19,526)
經營盈利	Operating profit							526,414
理財成本	Finance costs							(101,799)
應佔聯營公司經營盈利減虧損	Share of profits less losses of associated companies	(7,251)	—	—	—	—	—	(7,251)
除税前盈利	Profit before taxation							417,364
税項	Taxation							(134,988)
除税後盈利	Profit after taxation							282,376
少數股東損益	Minority interests							(37,331)
股東應佔盈利	Profit attributable to shareholders							245,045
資產	ASSETS							
分部資產	Segment assets	5,383,778	1,284,197	1,837,337	3,942,517	—	(3,981,235)	8,466,594
投資於聯營公司	Investments in associated companies	21,197	—	—	—	—	—	21,197
未分配資產	Unallocated assets							435,778
總資產	Total assets							8,923,569
負債	LIABILITIES							
分部負債	Segment liabilities	904,606	1,030,757	1,206,927	2,442,646	—	(2,092,823)	3,492,113
未分配負債	Unallocated liabilities							437,165
總負債	Total liabilities							3,929,278
其他資料	OTHER INFORMATION							
資本性支出	Capital expenditure	105,398	114,383	96,344	234,748	—	—	550,873
折舊	Depreciation	130,466	66,801	109,307	214,276	—	—	520,850
攤銷	Amortisation	11,499	84	773	2,502	—	—	14,858
資產減值準備	Impairment charges recognised	8,839	12,141	18,793	6,529	—	—	46,302

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

		經重列 As restated 2002						
		青島地區 Qingdao Region	其他山東地區 Other Shandong Region	華北地區 Hua Bei Region	華南地區 Hua Nan Region	海外地區 Overseas	合併抵消 Eliminations	合併 Consolidated
		人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000	人民幣千元 RMB'000
營業額	**TURNOVER**							
對外銷售	External sales	1,719,776	836,217	1,191,609	2,115,311	332,284	—	6,195,197
分部間往來	Inter-segment sales	70,757	626	65,921	163,030	—	(300,334)	—
營業額	Turnover	1,790,533	836,843	1,257,530	2,278,341	332,284	(300,334)	6,195,197
營業盈利	**RESULTS**							
分部業績	Segment results	262,192	(28,087)	37,317	143,223	107,934	—	522,579
未分配開支淨額	Unallocated expenses, net							(2,251)
經營盈利	**Operating profit**							520,328
理財成本	Finance costs							(146,661)
應佔聯營公司經營盈利減虧損	Share of profits less losses of associated companies	(5,059)	—	—	—	—	—	(5,059)
除税前盈利	**Profit before taxation**							368,608
税項	Taxation							(109,317)
除税後盈利	**Profit after taxation**							259,291
少數股東損益	Minority interests							(37,317)
股東應佔盈利	**Profit attributable to shareholders**							221,974
資產	**ASSETS**							
分部資產	Segment assets	2,329,902	1,282,252	1,831,125	3,967,573	—	(3,110,710)	6,300,142
投資於聯營公司	Investments in associated companies	28,448	—	—	—	—	—	28,448
未分配資產	Unallocated assets							2,563,866
總資產	**Total assets**							8,892,456
負債	**LIABILITIES**							
分部負債	Segment liabilities	827,773	979,483	1,090,479	2,367,327	—	(1,071,419)	4,193,643
未分配負債	Unallocated liabilities							844,823
總負債	**Total liabilities**							5,038,466
其他資料	**OTHER INFORMATION**							
資本性支出	Capital expenditure	68,655	95,014	103,872	276,724	—	—	544,265
折舊	Depreciation	114,179	67,758	101,935	183,532	—	—	467,404
攤銷	Amortisation	15,432	9,673	21,053	34,655	—	—	80,813
資產減值確認	Impairment charges recognised	6,654	7,088	18,126	8,474	—	—	40,342

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

4. 營業額及其他收益淨額

4. TURNOVER AND OTHER REVENUES, NET

本年度之收益淨額如下：

Net revenues recognised during the year are as follows:

		2003 人民幣千元 *RMB'000*	經重列 As restated 2002 人民幣千元 *RMB'000*
營業額	Turnover from sales of goods	**6,713,785**	6,195,197
其他收益淨額：	Other revenues, net:		
— 政府補貼*(i)*	— Government grants *(i)*	**62,885**	96,812
— 廢料銷售利潤	— Profits from sales of scrap materials	**10,836**	11,613
— 其他支出	— Other expenses	**(51,032)**	(11,660)
		22,689	96,765
合計	Total	**6,736,474**	6,291,962

(i) 於過去年度進行的收購中，本集團與部份有關地方政府達成協議。根據協議，使部份附屬公司能享有不同的地方財政補貼，主要包括以附屬公司繳納的各項稅金為基礎的財政補貼收入。

(i) As part of the acquisition of certain subsidiaries of the Group in prior years, the Group had entered into various agreements with the relevant municipal governments. Under the terms of the agreements, these subsidiaries can enjoy certain financial incentives granted by the relevant municipal governments, mainly including financial subsidies determined based on the amount of tax paid by those subsidiaries.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

5. 經營盈利 5. OPERATING PROFIT

經營盈利已扣除（計入）下列各項： Operating profit is stated after charging (crediting) the following:

		2003 人民幣千元 *RMB'000*	經重列 As restated 2002 人民幣千元 *RMB'000*
已售之存貨成本（包括折舊及攤銷）	Cost of inventories (including depreciation and amortisation)	**4,326,079**	4,031,922
固定資產折舊	Depreciation of owned fixed assets	**520,850**	467,404
固定資產減值準備	Impairment losses of fixed assets	**46,302**	40,342
無形資產攤銷	Amortisation of intangible assets		
— 商標（包括於行政開支）	— Trademark (included in administrative expenses)	**2,584**	2,584
— 專有技術（包括於行政開支）	— Technology know-how (included in administrative expenses)	**1,863**	3,270
— 軟件及其他（包括於行政開支）	— Software and others (included in administrative expenses)	**1,497**	1,457
— 商譽（包括於其他收益淨額）	— Goodwill (included in other revenues, net)	**17,494**	12,952
負商譽攤銷（包括於其他收益淨額）	Amortisation of negative goodwill (included in other revenues, net)	**(10,244)**	(10,245)
處理固定資產淨損失	Loss on disposal of fixed assets, net	**12,645**	14,631
核數師酬金	Auditors' remuneration	**5,861**	4,974
土地及房屋建築物之經營租賃支出	Operating lease rentals on land and buildings	**8,747**	9,261
壞賬準備	Provision for doubtful debts	**16,168**	48,384
存貨可變現淨值準備	Write-down of inventories to net realisable value	**2,550**	3,979
匯兌虧損淨額	Net exchange loss	**7,081**	7,061
研究及開發成本	Research and development costs	**3,357**	3,083

賬目附註（續）
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

6. 員工成本（包括董事薪津） 6. STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

		2003 人民幣千元 *RMB'000*	2002 人民幣千元 *RMB'000*
薪酬工資	Wages and salaries	**474,766**	443,159
社會保障成本	Social security costs	**47,325**	46,657
退休成本一界定供款計劃	Pension costs — defined contribution plans	**62,577**	52,165
員工醫療福利	Staff employment medical benefits	**2,179**	2,699
合計	Total	**586,847**	544,680

7. 董事、監事會成員及五位支薪最高人士之薪津 7. EMOLUMENTS OF DIRECTORS, SUPERVISORY COMMITTEE MEMBERS AND THE FIVE HIGHEST PAID INDIVIDUALS

董事薪津 **Directors' emoluments**

		2003 人民幣千元 *RMB'000*	2002 人民幣千元 *RMB'000*
非執行董事	Non-executive directors		
一 董事袍金	— Directors' fees	**—**	—
一 其他	— Other emoluments	**200**	—
執行董事	Executive directors		
一 董事袍金	— Directors' fees	**—**	—
一 薪金、津貼及非現金利益	— Salaries, allowances and benefits-in-kind	**613**	353
一 退休金供款	— Retirement fund contributions	**26**	25
合計	Total	**839**	378

賬目附註（續）
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

管理人員薪津

Five highest paid individuals

五位支薪最高人士(其中並無(二零零二：無)為本公司董事或監事會成員)之酬金分析如下：

Details of emoluments paid to the five highest paid individuals (None of them (2002: none) are directors or supervisory committee members of the Company) are as follows:

		2003 **人民幣千元** ***RMB'000***	2002 人民幣千元 *RMB'000*
薪金、津貼及非現金利益	Salaries, allowances and benefits-in-kind	**1,024**	698
退休金供款	Retirement fund contributions	**26**	30
合計	Total	**1,050**	728

監事會成員薪津

Supervisory committee members' emoluments

五名現任及前任監事會成員之薪津總額如下：

The emoluments of the five existing and former committee members are as follows:

		2003 **人民幣千元** ***RMB'000***	2002 人民幣千元 *RMB'000*
薪金、津貼及非現金利益	Salaries, allowances and benefits-in-kind	**526**	178
退休金供款	Retirement fund contributions	**35**	24
合計	Total	**561**	202

截至二零零三年十二月三十一日止年度，給董事及五名最高薪酬的人士(包括董事、監事及僱員)每人的酬金均少於人民幣1,060,000元(折合港幣1,000,000元)(二零零二年：相同)。此外並無董事放棄或答應放棄任何薪津(二零零二年：無)。於本年度，本集團並無對薪金最高的五位僱員給予酬金作為加入本集團之獎勵或退職之補償(二零零二年：無)。非執行董事收取人民幣200,000元薪津(二零零二年：無)。

For the year ended 31st December, 2003, emoluments of each of the directors and the five highest paid individuals (including directors, supervisory committee members and employees) were less than RMB1,060,000 (equivalent to HK$1,000,000) (2002: same) and no (2002: no) director has waived or agreed to waive any emoluments. During the year, no (2002: no) emoluments were paid to the five highest paid individuals as an inducement to join the Company or as compensation for loss of office. Emoluments of RMB200,000 (2002: no) were paid to non-executive directors.

8. 理財成本 8. FINANCE COSTS

		2003 人民幣千元 *RMB'000*	2002 人民幣千元 *RMB'000*
銀行借款及透支的利息支出（須於五年內全數償還）	Interests on bank loans and overdrafts (wholly repayable within five years)	**103,614**	147,479
減：於在建工程資本化之利息支出	*Less:* amounts capitalised in construction-in-progress	**(1,815)**	(818)
合計	Total	**101,799**	146,661

9. 稅項 9. TAXATION

(a) 所得稅 (a) Profits tax

		2003 人民幣千元 *RMB'000*	經重列 As restated 2002 人民幣千元 *RMB'000*
當期稅項	Current taxation		
— 香港利得稅*(i)*	— Hong Kong profits tax *(i)*	**1,514**	916
— 中國企業所得稅*(ii)*	— PRC Enterprise Income Tax *(ii)*	**128,971**	105,706
以前確認遞延稅款資產撥回	Write-off of deferred tax assets previously recognised	**5,101**	2,975
減：遞延稅項暫時性差異的轉回	*Less:* Deferred taxation relating to reversal of temporary differences	**(598)**	(280)
合計	Total	**134,988**	109,317

賬目附註(續)
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

法定稅率與實際有效稅率調節表: Reconciliation of statutory tax rate to effective tax rate:

		2003 **人民幣千元** ***RMB'000***	2002 人民幣千元 *RMB'000*
法定稅率	Statutory tax rate	**33%**	33%
附屬公司之虧損	Loss sustained by subsidiaries	**19%**	18%
集團內各地區不同稅率之影響	Effect of different taxation rates in different regions	**(18%)**	(22%)
其他	Others	**(2%)**	1%
實際有效稅率	Effective tax rate	**32%**	30%

(i) 香港利得稅

(i) Hong Kong profits tax

香港利得稅乃根據本年度估計應課溢利按17.5%(二零零二年:16%)之稅率作出準備。於二零零三年政府頒佈2003/2004年度利得稅率由16%增加至17.5%。

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

(ii) 中國企業所得稅

(ii) PRC Enterprise Income Tax ("EIT")

中國企業所得稅乃根據本年度的估計業績按國家規定的須繳納部份計算,所有可以享受到的免稅優惠已考慮在內。

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all available tax benefits from refunds and allowances.

根據國家稅務總局在一九九四年四月十八日發出之一份批文,自本公司成立日起及在新的企業所得稅法有特別說明之前,本公司的應課稅溢利暫按15%的稅率徵收所得稅,直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認,延長這項稅務優惠直至另行通知。

In accordance with an approval document dated 18th April, 1994 issued by the State Administration of Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Ministry of Finance of Qingdao on 23rd March, 1997, stating that this preferential tax treatment would not be terminated until further notice.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

青島啤酒(三水)有限公司(「三水公司」)、青島啤酒(郴州)有限公司(「郴州公司」)及深圳青島啤酒朝日有限公司(「深朝日」)被確認為外商投資企業並可享受經抵銷累計稅損後，由首個獲利年度起計兩免三減半繳交所得稅。本年為深朝日第三個獲利年度及三水公司第四個獲利年度。郴州公司則於本年度仍處於虧損狀態，所以，並未開始享受所得稅優惠。

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first profit making year after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. The current year was the third profitable year of Shenzhen Company and the fourth profitable year for Sanshui Company. Chenzhou Company was still in a loss position in current year and its tax holiday had not started.

深圳市青島啤酒銷售有限公司(「深銷售」)享受經抵銷累計稅損後，由首個獲利年度起計首年豁免及兩年減半繳交所得稅。本年度為深銷售第三個獲利年度。

Shenzhen Tsingtao Brewery Sales Company Limited ("Shenzhen Sales Company") is exempt from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years. The current year was the third profitable year for Shenzhen Sales Company.

青島啤酒(珠海)有限公司及青島啤酒(廈門)有限公司因分別於珠海及廈門經濟特區成立及經營，按有關稅務條例以15%計算應課所得稅。

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Company Limited were established in the Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

本集團內其他於中國成立及營運的附屬公司的應納稅所得額按標準稅率33%計算應課所得稅。

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(b) 增值稅

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。另外，本集團按照應繳增值稅額的7%和3%，分別計繳城市維護建設稅和教育費附加。

(b) Value-added tax ("VAT")

According to "The People's Republic of China Value-added Tax Temporary Regulations", the Group is subject to output VAT which is calculated at 17% of the sales amount of tangible goods. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays city construction tax and educational surcharge based on 7% and 3% of net VAT amount payable, respectively.

(c) 消費稅

根據中國財政部、國家稅務總局頒佈了《關於調整酒類產品消費稅政策的通知（財稅[2001]84號）》規定每噸啤酒出廠價格（含包裝物及相關押金）在3,000元以上的，單位消費稅額為每噸250元。其他啤酒之銷售，仍按每噸220元繳納消費稅。

(c) Consumption tax

The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Caishui [2002] No. 84), which states that for beer products with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer products sold below that price, the consumption tax is levied at RMB220 per ton.

10. 股東應佔盈利

計入本公司賬目之股東應佔盈利約為人民幣406,748,000元（二零零二年：約人民幣217,307,000元）。

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders includes profit of approximately RMB406,748,000 (2002: RMB217,307,000) which has been dealt with in the accounts of the Company.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

11.股息 11. DIVIDENDS

		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
已派發股息： 每股人民幣二十二仙 （二零零二年：每股人民幣十一仙）	Dividends paid: RMB0.22 per share (2002: RMB0.11 per share)	**218,900**	110,000
建議派發之股息： 二零零三年期末股息每股人民幣二十仙 （二零零二年期末股息：每股人民幣二十二仙）	Dividends proposed: Final dividend for 2003 of RMB0.2 per share (2002 final dividend: RMB0.22 per share)	**212,000**	220,000

於二零零四年四月一日之董事會，董事會建議派發二零零三年末期股息每股二十仙。此擬派股息並未於賬目中應付股利反映，惟將於二零零四年十二月三十一日止年度列作保留盈餘分派。

At a board meeting held on 1st April, 2004, the directors proposed a final dividend of RMB0.2 per share for 2003. This proposed dividend has not been reflected as dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December, 2004.

12.每股盈利 12. EARNINGS PER SHARE

每股基本盈利及每股攤薄盈利是根據股東應佔盈利約人民幣245,045,000元（二零零二年：約人民幣221,974,000元）計算。

The calculation of basic earnings per share and diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB245,045,000 (2002: RMB221,974,000).

每股基本盈利是按期內已發行普通股之加權平均數1,030,000,000股（二零零二年：1,000,000,000股）計算。每股攤薄盈利根據1,140,018,000股（二零零二年：1,000,000,000股）普通股計算，即期內已發行普通股之加權平均數，加上假設所有未行使換股權之強制性可換股債券皆已轉換成股權之加權平均數110,018,000股（二零零二年：無）普通股計算。

The basic earnings per share is based on the weighted average number of 1,030,000,000 (2002: 1,000,000,000 ordinary shares) ordinary shares in issue during the year. The diluted earnings per share is based on 1,140,018,000 (2002: 1,000,000,000) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average number of 110,018,000 (2002: Nil) ordinary shares deemed to be issued if all outstanding convertible bonds had been converted into shares.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

13.與關聯企業的交易

13. RELATED PARTY TRANSACTIONS

當企業能直接或間接地對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時接受另一企業共同的控制或重大影響時，該等企業亦被視為關聯企業。

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) 截至二零零三年十二月三十一日止年度，本集團與關聯企業的主要的交易如下：

(a) For the year ended 31st December, 2003, the Group had the following material transactions with related parties:

		2003 ***人民幣千元*** ***RMB'000***	2002 *人民幣千元* *RMB'000*
向關聯企業（少數股東或相同大股東）購貨	Purchases from related companies (minority shareholders or companies with the same ultimate shareholder)	**102,700**	28,199
由關聯企業（相同大股東）提供廣告服務	Advertising services provided by a related company (company with the same ultimate shareholder)	—	36,078

本公司董事會認為與關聯企業之交易均按雙方議定的條件進行。

The directors of the Company considered that all transactions with related parties were transacted based on terms agreed by both parties.

賬目附註（續）
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

(b) 截至二零零三年十二月三十一日止，本集團及本公司與關聯企業的往來賬年末餘額如下：

(b) As at 31st December, 2003, the Group and the Company had the following significant current account balances with related parties:

		集團 Group 年末 End of year		公司 Company 年末 End of year	
		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	**2003 人民幣千元 RMB'000**	2002 人民幣千元 RMB'000
包括於：	Included in:				
應收附屬公司	Amount due from subsidiaries	—	—	**219,591**	494,185
應收賬款及其他長期資產內 *(附註e)*	Trade receivable and other long-term assets accounts *(Note e)*				
— 附屬公司	— Subsidiaries of the Group	—	—	**109,469**	96,231
— 其他關聯公司	— Other related parties	**100,903**	105,206	**100,903**	105,206
保證金，預付賬款，附屬公司借款及其他應收款內	Deposits, prepayment, loan to subsidiaries and other receivables				
— 附屬公司	— Subsidiaries of the Group	—	—	**1,760,826**	268,390
— 其他關聯公司	— Other related parties	**105,253**	117,906	**87,291**	112,851
包括於：	Included in:				
應付賬款內	Trade payable				
— 附屬公司	— Subsidiaries of the Group	—	—	**11,436**	6,108
— 其他關聯公司	— Other related parties	**17,404**	1,236	**2,613**	632
其他應付款及長期應付股東借款內	Other payables and long-term loan due to a shareholder				
— 附屬公司	— Subsidiaries of the Group	—	—	**11,781**	21,726
— A-B公司 *(附註h)*	— A-B Company *(Note h)*	**124,047**	—	**—**	—
— 其他關聯公司	— Other related parties	**76,701**	31,056	**160**	2,589
銷售按金內	Sales deposits				
— 附屬公司	— Subsidiaries of the Group	—	—	**1,319**	2,460
— 其他關聯公司	— Other related parties	**3,073**	—	**3,073**	—

除附註(f)及(h)所述外，本集團及本公司與其他所有關聯企業的往來賬餘額均無擔保及無固定還款期，亦不計利息。

Except for those mentioned in (f) and (h), the Group's and the Company's balances with related parties are all unsecured, non-interest bearing and they have no fixed repayment terms.

賬目附註（續）
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

(c) 於二零零三年十二月三十一日，本集團及本公司分別約有人民幣4,617,000元的借款(二零零二年十二月三十一日：本集團一約人民幣875,006,000元；本公司一約人民幣355,516,000元)是由青島啤酒集團有限公司(「青啤集團公司」)提供信用擔保。青啤集團公司因有部份董事與本公司相同及相同大股東，故被視為關聯企業。

(c) As at 31st December, 2003, loans of the Group and of the Company amounting to approximately RMB4,617,000 (31st December, 2002: Group — RMB875,006,000; Company — RMB355,516,000), respectively, are guaranteed by Tsingtao Brewery Group Company Limited ("TB Group Company"). TB Group Company is a related party of the Company to the extent there are certain common directors and a common shareholder.

(d) 於二零零二年十二月三十一日，本集團約人民幣125,000,000元的借款是由附屬公司少數股東提供擔保。於二零零三年十二月三十一日，並無任何借款是由少數股東提供擔保。

(d) As at 31st December, 2002, approximately RMB125,000,000 of the loans of the Group are guaranteed by the minority shareholder of a subsidiary. There are no loans guaranteed by minority shareholders as at 31st December, 2003.

(e) 於二零零一年度，本集團及本公司與一名客戶及一關聯公司(合稱「欠款人」)就合計人民幣105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議該等欠款人將於二零零二年一月一日起按八年分期歸還整項欠款。於本年度，欠款人已按還款時間表向本公司退還第二期人民幣10,000,000元的欠款。其中，人民幣4,900,000元為現金回款，其餘人民幣5,100,000元則以轉讓兩座位於中國的建築物的擁有權予本公司作價償還。截至二零零三年十二月三十一日止，由於其中一座作價人民幣4,300,000元的建築物的擁有權轉讓手續尚未辦妥，故只在尚餘欠款中扣除人民幣5,700,000元。於二零零三年十二月三十一日，整項欠款分別以約人民幣14,300,000元及人民幣53,808,000元在本公司及本集團的資產負債表中的應收賬款及其他長期資產內反映。青啤集團公司對欠款提供擔保。

(e) The Group reached a settlement agreement with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 ("the Debts"). Pursuant to the agreement, the Debts are repayable in eight annual installments, commencing from 1st January, 2002. During the year, the Debtors repaid to the Company the second installment of the Debts of RMB10,000,000 as stipulated in the repayment schedule. Out of such amount, RMB4,900,000 was settled in cash while the remaining RMB5,100,000 was settled by means of the transfer of ownership of two buildings located in the PRC. As at 31st December, 2003, the transfer of the title of one building amounting to RMB4,300,000 was still in progress and therefore, only RMB5,700,000 was deducted from the outstanding balance of the Debts. Appropriate adjustments had been made by management of the Company to write down the Debts to their net present value. As at 31st December, 2003, the outstanding balances of the Debts of RMB14,300,000 and RMB53,808,000 were recorded as accounts receivable and long-term assets, according to the expected repayment schedule, in both the balance sheets of the Company and the Group. TB Group Company, a related company, has undertaken to guarantee the repayment of the outstanding balance.

賬目附註（續）
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

(f) 截至二零零三年十二月三十一日，本公司透過交通銀行及中國工商銀行以委託貸款形式分別提供約人民幣1,767,826,000元（二零零二年十二月三十一日：人民幣268,390,000元）及約人民幣60,146,000元（二零零二年十二月三十一日：人民幣70,186,000元）貸款予附屬公司及一聯營公司。上述委託貸款均為一年內到期及並無擔保，除委託貸款約人民幣1,115,660,000元（二零零二年十二月三十一日：人民幣308,576,000元）為免息外，餘款均按年利率2%至4.78%計算利息（二零零二年十二月三十一日：5%）。

(f) As at 31st December, 2003, the Company had provided approximately RMB1,767,826,000 (31st December, 2002: RMB268,390,000) and RMB60,146,000 (31st December, 2002: RMB70,186,000) entrusted loans to subsidiaries and an associated company, respectively, through the Bank of Communications and the Industrial and Commercial Bank of China. All these entrusted loans are unsecured and will mature within one year. Except for the entrusted loans of approximately RMB1,115,660,000 (31st December, 2002: RMB308,576,000) which are interest-free, all other entrusted loans bear interest at 2% to 4.78% (31st December, 2002: 5% per annum).

(g) 如附註19所述，青島啤酒（南寧）有限公司（簡稱「南寧公司」）的股權轉讓手續於二零零三年十二月三十一日尚未辦妥而並未作為本集團的聯營公司。於二零零三年，本集團與南寧公司的主要交易如下：

(g) As further explained in Note 19, the equity transfer legal procedures of Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") had not been completed as at 31st December, 2003 and it was not accounted for as an associated Company of the Group. During 2003, the Group had the following material transactions with Nanning Company:

		2003 **人民幣千元** ***RMB'000***	2002 人民幣千元 *RMB'000*
銷售予南寧公司	Sales to Nanning Company	**8,074**	9,150
向南寧公司購貨	Purchases from Nanning Company	**257,249**	231,185

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

於二零零三年十二月三十一日，本集團與南寧公司的往來賬年末餘額如下：

As at 31st December, 2003, the current balances maintained between the Group and Nanning Company were as follows:

		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
包括於應收賬款內	Included in trade receivables	**3,845**	2,148
包括保證金、預付賬款、附屬公司借款及其他應收賬款內	Included in deposits, prepayment, loans to subsidiaries and other receivables	**54,987**	66,201
包括於應付賬款內	Included in trade payables	—	4,612

(h) 於二零零三年十月，青島啤酒(香港)公司(「香港公司」)跟A-B公司簽定一份借款協議。根據該協議，A-B公司向香港公司提供15,000,000美元(折合約人民幣124,047,000元)的借款。上述借款的年利率為1%、無抵押及還款期為五年。本公司對上述借款提供擔保。

(h) In October 2003, Tsingtao Brewery (Hong Kong) Company ("Hong Kong Company") entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB124,047,000) (the "Loan") from A-B Company. The Loan is interest bearing at 1% per annum, unsecured and repayable within five years. The Company has undertaken to guarantee the repayment of the Loan.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

14.固定資產 14. FIXED ASSETS

固定資產項目的變動如下： The movements in fixed assets are as follows:

(a) 集團 (a) Group

		2003					
		土地使用權 Land use rights 人民幣千元 *RMB'000*	房屋建築物 Buildings 人民幣千元 *RMB'000*	機器設備 Plant and machinery 人民幣千元 *RMB'000*	運輸設備 Motor vehicles 人民幣千元 *RMB'000*	其他設備 Other equipment 人民幣千元 *RMB'000*	總計 Total 人民幣千元 *RMB'000*
成本或估值	**Cost or valuation**						
一月一日	At 1st January	647,986	2,297,242	4,370,634	415,707	206,397	7,937,966
在建工程轉入	Transfer-in from construction-in-progress	—	87,764	265,435	793	3,906	357,898
添置	Additions	7,260	21,841	89,688	20,718	33,140	172,647
出售或報廢	Disposals	(8,057)	(15,259)	(122,958)	(24,048)	(12,957)	(183,279)
十二月三十一日	At 31st December	647,189	2,391,588	4,602,799	413,170	230,486	8,285,232
累計折舊、攤銷及資產減值	**Accumulated depreciation, amortisation and impairment loss**						
一月一日	At 1st January	84,995	466,567	1,573,390	144,400	96,642	2,365,994
本年度折舊及攤銷	Charge for the year	26,201	67,575	353,559	38,818	34,697	520,850
因出售或報廢而轉出	Written back on disposal	(284)	(4,686)	(64,845)	(13,512)	(12,264)	(95,591)
資產減值準備	Impairment loss provision	—	(7,193)	33,212	413	—	26,432
十二月三十一日	At 31st December	110,912	522,263	1,895,316	170,119	119,075	2,817,685
賬面淨額	**Net book value**						
十二月三十一日	At 31st December	536,277	1,869,325	2,707,483	243,051	111,411	5,467,547
一月一日	At 1st January	562,991	1,830,675	2,797,244	271,307	109,755	5,571,972
以上截止二零零三年十二月三十一日的固定資產成本或估值分析如下：	The analysis of the cost or valuation at 31st December, 2003 of the above assets is as follows:						
按成本計價	At cost	523,677	2,102,508	4,175,461	405,355	230,486	7,437,487
按估值計價	At valuation	123,512	289,080	427,338	7,815	—	847,745
		647,189	2,391,588	4,602,799	413,170	230,486	8,285,232

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(b) 公司 (b) Company

		2003					
		土地使用權 Land use rights 人民幣千元 RMB'000	房屋建築物 Buildings 人民幣千元 RMB'000	機器設備 Plant and machinery 人民幣千元 RMB'000	運輸設備 Motor vehicles 人民幣千元 RMB'000	其他設備 Other equipment 人民幣千元 RMB'000	總計 Total 人民幣千元 RMB'000
成本或估值	**Cost or valuation**						
一月一日	At 1st January	87,975	530,492	1,241,112	151,616	87,193	2,098,388
在建工程轉入	Transfer-in from construction-in-progress	—	(1,269)	56,258	—	1,504	56,493
添置	Additions	—	1,014	12,589	1,392	18,832	33,827
出售或報廢	Disposals	(564)	(1,861)	(52,099)	(13,338)	(8,460)	(76,322)
十二月三十一日	At 31st December	87,411	528,376	1,257,860	139,670	99,069	2,112,386
累計折舊、攤銷及資產減值	**Accumulated depreciation, amortisation and impairment loss**						
一月一日	At 1st January	16,603	123,367	693,043	80,430	44,441	957,884
本年度折舊及攤銷	Charge for the year	1,661	14,057	84,070	14,957	12,291	127,036
因出售或報廢而轉出	Written back on disposal	—	(401)	(19,635)	(7,752)	(8,081)	(35,869)
資產減值準備	Impairment loss provision	—	—	(1,115)	6	—	(1,109)
十二月三十一日	At 31st December	18,264	137,023	756,363	87,641	48,651	1,047,942
賬面淨額	**Net book value**						
十二月三十一日	At 31st December	69,147	391,353	501,497	52,029	50,418	1,064,444
一月一日	At 1st January	71,372	407,125	548,069	71,186	42,752	1,140,504
以上截止二零零三年十二月三十一日的固定資產成本或估值分析如下：	The analysis of the cost or valuation at 31st December, 2003 of the above assets is as follows:						
按成本計價	At cost	5,011	308,500	887,976	134,828	99,069	1,435,384
按估值計價	At valuation	82,400	219,876	369,884	4,842	—	677,002
		87,411	528,376	1,257,860	139,670	99,069	2,112,386

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

本集團及本公司之土地及房屋建築物均位於中國。土地使用權的年限為50年。

All the land and buildings of the Group and of the Company are located in the PRC. The useful lives of the land use rights of the Group and of the Company are 50 years.

本集團於本年合計有約人民幣1,106,000元（二零零二年十二月三十一日：68,799,000元）的借款是以本集團的定期存款約人民幣28,000,000元作為抵押（二零零二年十二月三十一日：以若干土地使用權、房屋建築物、機器設備、運輸設備及其他設備作為抵押，其有關資產賬面淨值約為人民幣194,329,000元）。

Approximately RMB1,106,000 (31st December, 2002: RMB68,799,000) of the Group's loans are secured by fixed deposits of approximately RMB28,000,000 (31st December, 2002: secured by land use rights, building, plant and machinery, motor vehicles and other equipment with an aggregate carrying value of approximately RMB194,329,000).

截至二零零三年十二月三十一日，本集團有淨值約人民幣35,499,000元的土地使用權的《國有土地使用證》尚待辦理。此外，於二零零三年十二月三十一日本集團淨值約人民幣356,360,000元的房屋建築物的《房屋所有權證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本公司及本集團辦理該等《國有土地使用證》及《房屋所有權證》並不存在實質性的法律障礙，因此對本集團及本公司的正常營運並不構成重大影響，亦無須計提固定資產減值準備。

As at 31st December, 2003, land use right certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate carrying value of approximately RMB35,499,000 and ownership certificates of certain buildings ("Building Ownership Certificates") of the Group with an aggregate carrying value of approximately RMB356,360,000 had not yet been obtained by the Group. After consultation made with the Company's legal adviser, the Company's board of directors consider that there is no legal restriction for the Group and the Company to apply for and obtain the Land Certificates and Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group and the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

此外，截至二零零三年十二月三十一日，本集團有部份經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地。在該等土地上的房屋建築物淨值共約人民幣136,317,000元（二零零二年十二月三十一日：121,952,000元）。本集團亦正辦理將該等劃撥土地使用權轉為出讓土地的手續。

In addition, as at 31st December, 2003, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB136,317,000 (31st December, 2002: RMB121,952,000). The Group is in the process of applying for the transfer of the legal title of these Allocated Lands to the Group.

賬目附註(續)
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

假若本集團及本公司估值後的固定資產以歷史成本值減累計折舊列賬,則本集團及本公司該等固定資產的賬面值應分別約為人民幣355,000,000元及人民幣233,000,000元(二零零二年十二月三十一日:人民幣389,000,000元及人民幣260,000,000元)。

The carrying amount of revalued assets of the Group and of the Company would have been approximately RMB355,000,000 and RMB233,000,000, respectively, (31st December, 2002: RMB389,000,000 and RMB260,000,000) had they been stated at cost less accumulated depreciation.

15.在建工程

15. CONSTRUCTION-IN-PROGRESS

在建工程項目的變動如下:

The movements in construction-in-progress are as follows:

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
一月一日	At 1st January	**208,575**	206,976	**70,009**	90,797
添置	Additions	**378,226**	363,408	**62,197**	78,621
資本化的利息支出	Interest expenses capitalized	**1,815**	818	**—**	—
轉入固定資產	Transfer to fixed assets	**(357,898)**	(333,305)	**(56,493)**	(84,470)
其他減少	Other transfers	**(20,574)**	(29,322)	**(7,366)**	(14,939)
十二月三十一日	At 31st December	**210,144**	208,575	**68,347**	70,009

本年度借款成本資本化年利率為4.78%(二零零二年:3.95%至5.72%)。本集團於本年度予以資本化的利息共約人民幣1,815,000元(二零零二年:人民幣818,000元)並記於在建工程中。

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of the related assets is 4.78% (2002: between 3.95% and 5.72%) per annum for the year. During the year, the Group capitalised approximately RMB1,815,000 (2002: RMB818,000) of its borrowing costs in construction-in-progress.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

16.無形資產 16. INTANGIBLE ASSETS

(a) 集團 (a) Group

		2003				
		商譽 Goodwill 人民幣千元 RMB'000	商標 Trademarks 人民幣千元 RMB'000	專有技術 Technology know-how 人民幣千元 RMB'000	軟件及其他 Software and others 人民幣千元 RMB'000	總計 Total 人民幣千元 RMB'000
成本	**Cost**					
一月一日，如前報	At 1st January, as previously reported	155,048	103,346	18,629	19,966	296,989
以前年度調整	Prior year adjustment	10,266	—	—	—	10,266
一月一日，經重列	At 1st January, as restated	165,314	103,346	18,629	19,966	307,255
增加	Additions	29,206	—	—	3,901	33,107
出售或報廢	Disposals	—	—	—	(178)	(178)
十二月三十一日	At 31st December	194,520	103,346	18,629	23,689	340,184
累計攤銷	**Accumulated amortisation**					
一月一日，如前報	At 1st January, as previously reported	23,667	24,036	6,520	3,607	57,830
以前年度調整	Prior year adjustment	2,053	—	—	—	2,053
一月一日，經重列	At 1st January, as restated	25,720	24,036	6,520	3,607	59,883
本年度攤銷	Charge for the year	17,494	2,584	1,863	1,497	23,438
因出售或報廢而轉出	Written back on disposals	—	—	—	(178)	(178)
十二月三十一日	At 31st December	43,214	26,620	8,383	4,926	83,143
賬面淨值	**Net book value**					
十二月三十一日	At 31st December	151,306	76,726	10,246	18,763	257,041
一月一日，經重列	At 1st January, as restated	139,594	79,310	12,109	16,359	247,372

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(b) 公司 **(b) Company**

		2003 商標 Trademark RMB'000	軟件及其他 Software and others RMB'000	總計 Total RMB'000
成本	**Cost**			
一月一日	At 1st January	100,000	5,468	105,468
增加	Additions	—	3,632	3,632
出售或報廢	Disposals	—	(178)	(178)
十二月三十一日	At 31st December	100,000	8,922	108,922
累計攤銷	**Accumulated amortisation**			
一月一日	At 1st January	23,750	922	24,672
本年度攤銷	Charge for the year	2,500	560	3,060
因出售或報廢而轉出	Written back on disposals	—	(178)	(178)
十二月三十一日	At 31st December	26,250	1,304	27,554
賬面淨值	**Net book value**			
十二月三十一日	At 31st December	73,750	7,618	81,368
一月一日	At 1st January	76,250	4,546	80,796

(i) 商標

商標主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標是以中國國家國有資產管理局認定的評估值入賬。

本公司董事會認為由於上述商標對公司營運非常重要，並預期能為本集團及本公司帶來持續的經濟利益。因此，上述商標40年的攤銷期乃長於《會計準則》第29條預設的20年攤銷年限。

(i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16th June, 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC.

In the opinion of the Company's board of directors, the above trademark is essential to the operations of the Company and it is expected to bring enduring economic benefits to the Group and the Company continuously. Therefore, it is amortised over a period of 40 years, which is longer than the presumed period of 20 years prescribed by SSAP 29.

賬目附註(續)
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

其他商標是於收購附屬公司時取得，並按照其收購時的公允值入賬，並按其估計之使用年限由5至10年不等攤銷。

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The cost of these intangible assets were determined based on their fair value at the respective dates of acquisition.

(ii) 專有技術

(ii) Technology know-how

專有技術是於附屬公司重組時，由一少數股東投入該附屬公司作成資本投資。此專有技術按該附屬公司各股東議定之金額為公允值入賬，並按照其預計經濟利益，估計為10年的估計經濟效益流入期以直線法作出分期攤銷。

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its reorganisation. It was recorded at a value agreed among all the shareholders of the subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

本公司董事會認為無形資產之公允價值不低於二零零三年十二月三十一日本公司及本集團之賬面淨值。

In the opinion of the Company's directors, the underlying value of these assets was not less than their carrying values in the books of the Company and of the Group as at 31st December, 2003.

17.長期投資

17. LONG-TERM INVESTMENTS

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
持有至到期的上市證券	Held-to-maturity securities, listed	**—**	34,366	**—**	34,363
非上市證券股份投資(a)	Investment securities, unlisted (a)	**17,930**	20,797	**16,853**	19,846
合計	Total	**17,930**	55,163	**16,853**	54,209

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(a) 非上市證券股份投資 (a) Unlisted investment securities

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
非流通股份成本值	Unlisted shares, at cost	**17,930**	20,797	**16,853**	19,846

於二零零三年十二月三十一日，本公司董事會認為上述長期投資的公允價值不低於本公司及本集團的賬面淨值。

In the opinion of the Company's directors, the underlying values of long-term investments as at 31st December, 2003 were not less than the carrying amounts of such investments in the books of the Company and of the Group as at that date.

18.投資於附屬公司 18. INVESTMENT IN SUBSIDIARIES

		公司 Company	
		2003	2002
		人民幣千元	人民幣千元
		RMB'000	*RMB'000*
非上市股份投資成本	Unlisted shares, at cost	**1,653,555**	1,611,622

(i) 於二零零三年十二月三十一日，應收附屬公司款項均無擔保，不計利息，亦無固定還款期。

(i) Amounts due from subsidiaries as at 31st December, 2003 are unsecured, non-interest bearing and have no fixed repayment terms.

(ii) 截至二零零三年十二月三十一日止年度，本公司透過銀行以委託貸款形式提供貸款予附屬公司。

(ii) The Company had arranged advances and loans to subsidiaries through entrustment loan arrangement made with banks in the PRC during the year ended 31st December, 2003.

(iii)於二零零三年十二月三十一日或本年度內任何時間，各附屬公司均無任何未償還之借貸資本。

(iii)None of the subsidiaries had any loan capital outstanding at 31st December, 2003 or at any time during the year.

(iv)於二零零三年十二月三十一日，本公司董事會認為投資於附屬公司公允價值不低於其之賬面淨值。

(iv)In the opinion of the Company's board of directors, the underlying values of each of the investment in subsidiaries as at 31st December, 2003 were not less than the carrying value of such investments in the books of the Company as at that date.

賬目附註（續）
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

(a) (i) 於二零零三年十二月三十一日，本公司的主要附屬公司資料如下：

(a) (i) As at 31st December, 2003, particulars of the principal subsidiaries of the Company are as follows:

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	 間接持有 Indirectly held	主要業務 Principal activities
深圳市青島啤酒華南投資有限公司(「華南投資」)	中國深圳	有限公司	人民幣200,000,000	95%	–	控股公司
Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company")	Shenzhen, the PRC	limited liability company	RMB200,000,000	95%	–	Investment holding
青島啤酒(珠海)有限公司	中國珠海	有限公司	人民幣60,000,000	–	72.83%	國內啤酒生產及銷售
Tsingtao Brewery (Zhuhai) Company Limited	Zhuhai, the PRC	limited liability company	RMB60,000,000	–	72.83%	Manufacturing and domestic trading of beer
青島啤酒(三水)有限公司	中國三水	外資企業	人民幣41,335,505	–	71.25%	國內啤酒生產及銷售
Tsingtao Brewery (Sanshui) Company Limited	Sanshui, the PRC	foreign invested enterprise	RMB41,335,505	–	71.25%	Manufacturing and domestic trading of beer
青島啤酒(郴州)有限公司	中國郴州	外資企業	人民幣70,000,000	–	84.36%	國內啤酒生產及銷售
Tsingtao Brewery (Chenzhou) Company Limited	Chenzhou, the PRC	foreign invested enterprise	RMB70,000,000	–	84.36%	Manufacturing and domestic trading of beer
青島啤酒(黃石)有限公司	中國黃石	有限公司	人民幣5,000,000	–	90.25%	國內啤酒生產及銷售
Tsingtao Brewery (Huangshi) Company Limited	Huangshi, the PRC	limited liability company	RMB5,000,000	–	90.25%	Manufacturing and domestic trading of beer
青島啤酒(應城)有限公司	中國應城	有限公司	人民幣5,000,000	–	90.25%	國內啤酒生產及銷售
Tsingtao Brewery (Yingcheng) Company Limited	Yingcheng, the PRC	limited liability company	RMB5,000,000	–	90.25%	Manufacturing and domestic trading of beer
深圳青島啤酒朝日有限公司	中國深圳	外資企業	美元30,000,000	51%	–	生產及銷售啤酒
Shenzhen Tsingtao Beer Asahi Company Limited	Shenzhen, the PRC	foreign invested enterprise	US$30,000,000	51%	–	Manufacturing and trading of beer
深圳市青島啤酒銷售有限公司	中國深圳	有限公司	人民幣20,000,000	95%	–	國內啤酒貿易
Shenzhen Tsingtao Brewery Sales Company Limited	Shenzhen, the PRC	limited liability company	RMB20,000,000	95%	–	Domestic trading of beer
青島啤酒華東控股有限公司	中國上海	有限公司	人民幣100,000,000	95%	–	控股公司
Tsingtao Brewery Huadong Holding Company Limited	Shanghai, the PRC	limited liability company	RMB100,000,000	95%	–	Investment holding

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	 間接持有 Indirectly held	主要業務 Principal activities
青島啤酒華東上海銷售有限公司(「華東上海」)	中國上海	有限公司	人民幣3,000,000	–	94.05%(b)(i)	國內啤酒貿易
Tsingtao Brewery Huadong Shanghai Sales Company Limited ("Huadong Shanghai")	Shanghai, the PRC	limited liability company	RMB3,000,000	–	94.05%(b)(i)	Domestic trading of beer
青島啤酒華東南京銷售有限公司	中國南京	有限公司	人民幣1,000,000	–	93.88%	國內啤酒貿易
Tsingtao Brewery Huadong Nanjing Sales Company Limited	Nanjing, the PRC	limited liability company	RMB1,000,000	–	93.88%	Domestic trading of beer
青島啤酒上海有限公司(「上海公司」)	中國上海	有限公司	人民幣50,000,000	–	90.25%	國內啤酒生產及銷售
Tsingtao Brewery (Shanghai) Company Limited ("Shanghai Company")	Shanghai, the PRC	limited liability company	RMB50,000,000	–	90.25%	Manufacturing and domestic trading of beer
青島啤酒(蕪湖)有限公司(「蕪湖公司」)	中國蕪湖	有限公司	人民幣20,000,000	–	85.50%	國內啤酒生產及銷售
Tsingtao Brewery (Wuhu) Company Limited ("Wuhu Company")	Wuhu, the PRC	limited liability company	RMB20,000,000	–	85.50%	Manufacturing and domestic trading of beer
青島啤酒(馬鞍山)有限公司	中國馬鞍山	有限公司	人民幣5,000,000	–	91.25%	國內啤酒生產及銷售
Tsingtao Brewery (Maanshan) Company Limited	Maanshan, the PRC	limited liability company	RMB5,000,000	–	91.25%	Manufacturing and domestic trading of beer
青島啤酒上海松江有限公司	中國上海	有限公司	美元36,640,000	75%	–	國內啤酒生產及銷售
Tsingtao Brewery Shanghai Songjiang Company Limited	Shanghai, the PRC	limited liability company	US$36,640,000	75%	–	Manufacturing and domestic trading of beer
青島啤酒(壽光)有限公司	中國壽光	有限公司	人民幣60,606,060	99%	–	國內啤酒生產及銷售
Tsingtao Brewery (Shouguang) Company Limited	Shouguang, the PRC	limited liability company	RMB60,606,060	99%	–	Manufacturing and domestic trading of beer
青島啤酒(濰坊)有限公司	中國濰坊	有限公司	人民幣5,000,000	70%	–	國內啤酒生產及銷售
Tsingtao Brewery (Weifang) Company Limited	Weifang, the PRC	limited liability company	RMB5,000,000	70%	–	Manufacturing and domestic trading of beer

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	 間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(安丘)有限公司 Tsingtao Brewery (Anqiu) Company Limited	中國安丘 Anqiu, the PRC	有限公司 limited liability company	人民幣5,000,000 RMB5,000,000	95% 95%	– –	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒第三有限公司 Tsingtao Brewery No. 3 Company Limited	中國平度 Pingdu, the PRC	有限公司 limited liability company	人民幣10,000,000 RMB10,000,000	95% 95%	– –	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒(徐州)有限公司 Tsingtao Brewery (Xuzhou) Company Limited	中國沛縣 Peixian, the PRC	有限公司 limited liability company	人民幣39,336,899 RMB39,336,899	66% 66%	– –	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒(徐州彭城)有限公司 Tsingtao Brewery (Xuzhou Pengcheng) Company Limited	中國彭城 Pengcheng, the PRC	有限公司 limited liability company	人民幣5,000,000 RMB5,000,000	90% 90%	– –	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒(薛城)有限公司 Tsingtao Brewery (Xuecheng) Company Limited	中國薛城 Xuecheng, the PRC	有限公司 limited liability company	人民幣45,000,000 RMB45,000,000	85% 85%	– –	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒(滕州)有限公司 Tsingtao Brewery (Tengzhou) Company Limited	中國滕州 Tengzhou, the PRC	有限公司 limited liability company	人民幣15,000,000 RMB15,000,000	95% 95%	– –	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒(台兒莊)麥芽有限公司 Tsingtao Brewery (Taierzhuang) Malt Company Limited	中國台兒莊 Taierzhuang, the PRC	有限公司 limited liability company	人民幣5,000,000 RMB5,000,000	– –	86.20% 86.20%	國內麥芽製造及貿易 Manufacturing and domestic trading of malt
北京三環亞太啤酒有限公司（「北京三環公司」） Beijing Three Ring Asia Pacific Beer Company Limited ("Beijing Three Ring")	中國北京 Beijing, the PRC	有限公司 limited liability company	美元28,900,000 US$28,900,000	54% 54%	– –	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
北京五星青島啤酒有限公司 Beijing Five Star Tsingtao Brewery Company Limited	中國北京 Beijing, the PRC	有限公司 limited liability company	人民幣862,000,000 RMB862,000,000	37.64% 37.64%	25% 25%	國內啤酒生產及銷售 Manufacturing and domestic trading of beer

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	 間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(福州)有限公司（「福州公司」）	中國福州	有限公司	美元26,828,100	75%(b)(i)	25%(b)(ii)	國內啤酒生產及銷售
Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company")	Fuzhou, the PRC	limited liability company	US$26,828,100	75%(b)(i)	25%(b)(ii)	Manufacturing and domestic trading of beer
青島啤酒(廊坊)有限公司（「廊坊公司」）	中國廊坊	有限公司	人民幣10,000,000	95%	–	國內啤酒生產及銷售
Tsingtao Brewery (Langfang) Company Limited ("Langfang Company")	Langfang, the PRC	limited liability company	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer
青島啤酒西安有限責任公司（「西安公司」）	中國西安	有限公司	人民幣222,200,000	76.10%	–	國內啤酒生產及銷售
Tsingtao Brewery Xian Company Limited ("Xian Company")	Xian, the PRC	limited liability company	RMB222,200,000	76.10%	–	Manufacturing and domestic trading of beer
青島啤酒渭南有限責任公司	中國渭南	有限公司	人民幣50,000,000	28%	54.79%	國內啤酒生產及銷售
Tsingtao Brewery Weinan Company Limited	Weinan, the PRC	limited liability company	RMB50,000,000	28%	54.79%	Manufacturing and domestic trading of beer
青島啤酒(鞍山)有限公司	中國鞍山	有限公司	人民幣50,000,000	60%	–	國內啤酒生產及銷售
Tsingtao Brewery (Anshan) Company Limited	Anshan, the PRC	limited liability company	RMB50,000,000	60%	–	Manufacturing and domestic trading of beer
青島啤酒(興凱湖)有限公司	中國雞西	有限公司	人民幣20,000,000	95%	–	國內啤酒生產及銷售
Tsingtao Brewery (Xingkaihu) Company Limited	Jixi, the PRC	limited liability company	RMB20,000,000	95%	–	Manufacturing and domestic trading of beer
青島啤酒(密山)有限公司	中國密山	有限公司	人民幣20,000,000	95%	–	國內啤酒生產及銷售
Tsingtao Brewery (Mishan) Company Limited	Mishan, the PRC	limited liability company	RMB20,000,000	95%	–	Manufacturing and domestic trading of beer
青島啤酒(哈爾濱)有限公司	中國哈爾濱	有限公司	人民幣22,000,000	95%	–	國內啤酒生產及銷售
Tsingtao Brewery (Haerbin) Company Limited	Haerbin, the PRC	limited liability company	RMB22,000,000	95%	–	Manufacturing and domestic trading of beer
青島啤酒(蓬萊)有限公司	中國蓬萊	有限公司	人民幣37,500,000	80%	–	國內啤酒生產及銷售
Tsingtao Brewery (Penglai) Company Limited	Penglai, the PRC	limited liability company	RMB37,500,000	80%	–	Manufacturing and domestic trading of beer

賬目附註(續)
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(榮成)有限公司	中國榮成	有限公司	人民幣20,000,000	70%	–	國內啤酒生產及銷售
Tsingtao Brewery (Rongcheng) Company Limited	Rongcheng, the PRC	limited liability company	RMB20,000,000	70%	–	Manufacturing and domestic trading of beer
青島啤酒集團進出口有限公司(「集團進出口」)	中國青島	有限公司	人民幣11,000,000	97.73% (b)(iii)	–	進出口啤酒貿易
Tsingtao Brewery Import/Export Company Limited ("Group Import/Export Company")	Qingdao, the PRC	limited liability company	RMB11,000,000	97.73% (b)(iii)	–	Import/Export trading of beer
青島啤酒集團銷售有限公司	中國青島	有限公司	人民幣5,000,000	95%	–	國內啤酒貿易
Tsingtao Brewery Group Sales Company Limited	Qingdao, the PRC	limited liability company	RMB5,000,000	95%	–	Domestic trading of beer
青島啤酒(第五)有限公司	中國青島	有限公司	人民幣34,610,000	93.79%	–	國內啤酒生產及銷售
Tsingtao Brewery (No. 5) Company Limited	Qingdao, the PRC	limited liability company	RMB34,610,000	93.79%	–	Manufacturing and domestic trading of beer
青島啤酒開發有限公司	中國青島	有限公司	人民幣1,320,000	100%	–	國內啤酒貿易
Tsingtao Brewery Kai Fa Company Limited.	Qingdao, the PRC	limited liability company	RMB1,320,000	100%	–	Domestic trading of beer
青島啤酒(平原)有限公司	中國平原	有限公司	人民幣5,000,000	90%	–	國內啤酒生產及銷售
Tsingtao Brewery (Pingyuan) Company Limited	Pingyuan, the PRC	limited liability company	RMB5,000,000	90%	–	Manufacturing and domestic trading of beer
青島啤酒(日照)有限公司	中國日照	有限公司	人民幣10,000,000	95%	–	國內啤酒生產及銷售
Tsingtao Brewery (Rizhao) Company Limited	Rizhao, the PRC	limited liability company	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer
青島啤酒(菏澤)有限公司	中國菏澤	有限公司	人民幣10,000,000	90%	–	國內啤酒生產及銷售
Tsingtao Brewery (Heze) Company Limited	Heze, the PRC	limited liability company	RMB10,000,000	90%	–	Manufacturing and domestic trading of beer
青島啤酒(重慶)有限公司	中國重慶	有限公司	人民幣7,000,000	95%	–	國內啤酒生產及銷售
Tsingtao Brewery (Chongqing) Company Limited	Chongqing, the PRC	limited liability company	RMB7,000,000	95%	–	Manufacturing and domestic trading of beer
青島啤酒(台州)有限公司	中國台州	有限公司	人民幣10,000,000	95%	–	國內啤酒生產及銷售
Tsingtao Brewery (Taizhou) Company Limited	Taizhou, the PRC	limited liability company	RMB10,000,000	95%	–	Manufacturing and domestic trading of beer

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	 間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(香港)貿易有限公司（「香港公司」）	香港	有限公司	港幣500,000	100%	—	香港啤酒貿易
Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company")	Hong Kong	limited liability company	HK$500,000	100%	—	Trading of Tsingtao beer in Hong Kong
青島啤酒(漢中)有限公司	中國漢中	有限公司	人民幣29,410,000	—	50.23%	國內啤酒生產及銷售
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong, the PRC	limited liability company	RMB29,410,000	—	50.23%	Manufacturing and domestic trading of beer
青島啤酒(斗門)麥芽有限公司	中國珠海	有限公司	人民幣10,000,000	—	85.82%	國內麥芽製造及貿易
Tsingtao Brewery (Doumen) Malt Company Limited	Zhuhai, the PRC	limited liability company	RMB10,000,000	—	85.82%	Manufacturing and domestic trading of malt
青島啤酒(瀘州)有限公司	中國瀘州	有限公司	人民幣111,110,000	55%	—	國內啤酒生產及銷售
Tsingtao Brewery (Luzhou) Company Limited	Luzhou, the PRC	limited liability company	RMB111,110,000	55%	—	Manufacturing and domestic trading of beer
青島啤酒(南京)有限公司	中國南京	有限公司	美元5,000,000	75%	—	國內啤酒生產及銷售
Tsingtao Brewery (Nanjing) Company Limited	Nanjing, the PRC	limited liability company	US$5,000,000	75%	—	Manufacturing and domestic trading of beer
青島啤酒(宿遷)有限公司	中國宿遷	有限公司	人民幣10,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Suqian) Company Limited	Suqian, the PRC	limited liability company	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
北京青島啤酒北方銷售公司	中國北京	有限公司	人民幣29,980,000	80%	14.25%	國內啤酒貿易
Tsingtao Brewery Beifang Sales Company Limited	Beijing, the PRC	limited liability company	RMB29,980,000	80%	14.25%	Domestic trading of beer
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	有限公司	人民幣10,000,000	85%	14.25%	國內啤酒貿易
Tsingtao Brewery Haerbin Northeast Sales Company Limited	Haerbin, the PRC	limited liability company	RMB10,000,000	85%	14.25%	Domestic trading of beer
青島啤酒(嶗山)有限公司	中國青島	有限公司	人民幣16,635,592	50%	46.90%	國內啤酒生產及銷售
Tsingtao Brewery (Laoshan) Company Limited	Qingdao, the PRC	limited liability company	RMB16,635,592	50%	46.90%	Manufacturing and domestic trading of beer

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(滕州)淮海銷售有限公司	中國滕州	有限公司	人民幣500,000	–	90%	國內啤酒貿易
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited	Tengzhou, the PRC	limited liability company	RMB500,000	–	90%	Domestic trading of beer
青島啤酒(蘇州)有限公司	中國太倉	有限公司	人民幣5,000,000	10%	85.50%	國內啤酒生產及銷售
Tsingtao Brewery (Suzhou) Company Limited	Taicang, the PRC	limited liability company	RMB5,000,000	10%	85.50%	Manufacturing and domestic trading of beer
青島啤酒華東杭州銷售有限公司(「華東杭州」)	中國杭州	有限公司	人民幣1,000,000	–	94.05%(b)(i)	國內啤酒貿易
Tsingtao Brewery Huadong Hangzhou Sales Company Limited ("Huadong Hangzhou")	Hangzhou, the PRC	limited liability company	RMB1,000,000	–	94.05%(b)(i)	Domestic trading of beer
青島啤酒華東蘇州銷售有限公司	中國蘇州	有限公司	人民幣3,000,000	–	76.10%	國內啤酒貿易
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Suzhou, the PRC	limited liability company	RMB3,000,000	–	76.10%	Domestic trading of beer
青島啤酒西南銷售有限公司	中國成都	有限公司	人民幣2,000,000	60%	30%	國內啤酒貿易
Tsingtao Brewery Xinan Sales Company Limited	Chengdu, the PRC	limited liability company	RMB2,000,000	60%	30%	Domestic trading of beer
青島啤酒(隨州)有限公司	中國隨州	有限公司	人民幣24,000,000	–	85.50%	國內啤酒生產及銷售
Tsingtao Brewery (Suizhou) Company Limited	Suizhou, the PRC	limited liability company	RMB24,000,000	–	85.50%	Manufacturing and domestic trading of beer
青島啤酒(天門)有限公司	中國天門	有限公司	人民幣18,000,000	–	85.50%	國內啤酒生產及銷售
Tsingtao Brewery (Tianmen) Company Limited	Tianmen, the PRC	limited liability company	RMB18,000,000	–	85.50%	Manufacturing and domestic trading of beer
青島啤酒(台州)銷售有限公司(「台州銷售」) *(註a)*	中國台州	有限公司	人民幣6,800,000	–	48.45%	國內啤酒貿易
Tsingtao Brewery Taizhou Sales Company Limited ("Taizhou Sales") *(note a)*	Taizhou, the PRC	limited liability company	RMB6,800,000	–	48.45%	Domestic trading of beer

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

附屬公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	法定地位 Legal status	註冊資本 Registered capital	本公司所佔權益的比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
青島祥宏商務有限公司 Tsingtao Changhong Shangwu Company Limited	中國青島 Qingdao, the PRC	有限公司 limited liability company	人民幣1,000,000 RMB1,000,000	95% 95%	— —	汽車租賃 Car rental services
青島啤酒招商物流有限公司 Tsingtao Brewery Zhaoshang Logistic Company Limited	中國青島 Qingdao, the PRC	有限公司 limited liability company	人民幣2,000,000 RMB2,000,000	51% 51%	— —	物流服務與管理 Logistic services and management
郴州市青島啤酒銷售有限公司 Tsingtao Brewery Chenzhou Sales Company Limited	中國郴州 Chenzhou, the PRC	有限公司 limited liability company	人民幣1,000,000 RMB1,000,000	— —	94.69% 94.69%	國內啤酒貿易 Domestic trading of beer
青島啤酒魯中(濰坊)銷售有限公司 Tsingtao Brewery Luzhong (Weifang) Sales Company Limited	中國濰坊 Weifang, the PRC	有限公司 limited liability company	人民幣2,000,000 RMB2,000,000	— —	90.30% 90.30%	國內啤酒貿易 Domestic trading of beer
青島啤酒(廈門)有限公司(「廈門公司」) Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company")	中國廈門 Xiamen, the PRC	有限公司 limited liability company	人民幣10,000,000 RMB10,000,000	80% 80%	— —	國內啤酒生產及銷售 Manufacturing and Domestic trading of beer
青島啤酒(廈門)銷售有限公司(「廈門銷售」)*(註a)* Tsingtao Brewery (Xiamen) Sales Company Limited ("Xiamen Sales") *(note a)*	中國廈門 Xiamen, the PRC	有限公司 limited liability company	人民幣1,000,000 RMB1,000,000	— —	40% 40%	國內啤酒貿易 Domestic trading of beer

註a：

本集團因有權決定台州銷售及廈門銷售的財務和經營政策，因此將合併為控股子公司。

Note a:

Taizhou Sales and Xiamen Sales are consolidated as subsidiaries of the Group as the Group has control over the financial and operating policies of Taizhou Sales and Xiamen Sales.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(ii) 截至二零零三年十二月三十一日止年度，本集團新成立／收購的附屬公司的資料如下：

(ii) For the year ended 31st December, 2003, the details of newly acquired/established subsidiaries are as follows:

新附屬公司名稱 Name of new subsidiaries	成立日期 Date of establishment	成立和營運地點 Place of establishment	法定地位 Legal status	註冊和實收資本 Registered capital	本公司應佔權益的比例(%) Equity interest held by the Company (%) 直接權益 Directly held	間接權益 Indirectly held	主要業務 Principal activities
青島啤酒海豐倉儲有限公司 Tsingtao Beer Haifeng Warehouse	二零零三年一月 January 2003	中國青島 Qingdao, The PRC	有限公司 limited liability company	人民幣10,000,000 RMB10,000,000	—	53.75%	倉儲、加工、運輸 Warehousing, packaging Company Limited and logistics
青島啤酒寶雞有限責任公司 *(iii)* Tsingtao Brewery Baoji Company Limited *(iii)*	二零零三年一月 January 2003	中國寶雞 Baoji, The PRC	有限公司 limited liability company	人民幣1,000,000 RMB1,000,000	30%	53.27%	國內啤酒生產及銷售 Manufacturing and domestic trading of beer

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(iii)於二零零三年一月二十日，本公司與西安公司合資成立青島啤酒寶雞有限責任公司(「寶雞公司」)，寶雞公司的註冊資本為人民幣1,000,000元，其中本公司以現金出資人民幣300,000元，佔寶雞公司註冊資本的30%；西安公司以現金出資人民幣700,000元，佔寶雞公司註冊資本的70%。

(iii) On 20th January, 2003, the Company and Xian Company, a subsidiary, jointly invested in a newly incorporated company, namely Tsingtao Brewery Baoji Company Limited ("Baoji Company"), with an authorised capital amounting to RMB1,000,000. The Company injected cash capital of RMB300,000, which accounted for 30% of the total authorised capital while Xian Company injected cash capital of RMB700,000, which accounted for the remaining 70% of the total authorised capital.

西安公司與一第三方企業—寶雞啤酒股份有限公司(「寶啤公司」)於二零零三年一月簽訂一租賃合同，由寶啤公司將其除流動資產以外的全部資產以零租賃費方式租賃予寶雞公司以從事啤酒生產業務，並外借其員工予寶雞公司。寶雞公司需於租賃期間負責所有與租用資產及借用員工有關的營運成本。

Xian Company and a third party company, Baoji Brewery Company Limited ("Baoji Brewery Company"), entered into a lease agreement in January 2003, pursuant to which Baoji Brewery Company leases all its operating fixed assets and seconds its employees to Baoji Company for the beer production business without any lease rental consideration. During the lease term, Baoji Company bears all the operating costs relating to the leased assets and employees.

(b) 本公司所持以下附屬公司的權益於本年內產生變動如下：

(b) In current year, there were changes in the equity interests of the following subsidiaries held by the Company:

(i) 於二零零三年一月一日，本公司之附屬公司上海公司將其於華東上海及華東杭州各10%之股權分別以現金人民幣300,000元及人民幣100,000元轉讓另一附屬公司蕪湖公司。是次股權轉讓令本公司對華東上海及華東杭州之間接權益均由94.53%減少至94.05%。

(i) On 1st January, 2003, Shanghai Company, a subsidiary of the Company, transferred 10% of each of its shareholdings in Huadong Shanghai and Huadong Hangzhou to Wuhu Company, a subsidiary of the Company, at cash considerations of RMB300,000 and RMB100,000, respectively. Such transactions have decreased the indirect shareholdings of the Company in Huadong Shanghai and Huadong Hangzhou from 94.53% to 94.05% each.

(ii) 於二零零三年一月十三日，本公司與福建釀酒廠(新加坡)私人有限公司(「福建釀酒廠」)達成協議，以現金約人民幣40,000,000元購入其在福州公司擁有的24%股權。本次交易後，本公司佔福州公司註冊資本由51%增加至75%。

(ii) On 13th January, 2003, the Company entered into an agreement with Fujian Brewery (Singapore) Pte Limited ("Fujian Brewery") to acquire an additional 24% equity interest in Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") at a cash consideration of approximately RMB40,000,000. After the transaction, the effective ownership percentage held by the Company in Fuzhou Company increased from 51% to 75%.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

另外，於二零零三年十二月十八日，本公司之附屬公司香港公司與福建釀酒廠達成協議，以現金約人民幣41,667,000元購入其福州公司餘下的25%股權。本次交易後，福州公司成為本公司之全資附屬公司。本公司佔福州公司之權益比例分別為75%直接權益及25%間接權益。

In addition, on 18th December, 2003, Hong Kong Company, a subsidiary of the Company, entered into an agreement with Fujian Brewery to acquire the remaining 25% equity interest in Fuzhou Company at a cash consideration of approximately RMB41,667,000. After the transaction, Fuzhou Company became a wholly owned subsidiary of the Company, with a direct equity interest of 75% and indirect equity interest of 25%, respectively.

(iii)於二零零三年七月二十一日，本公司向其附屬公司集團進出口公司注資人民幣6,000,000元。是次注資令集團進出口公司之註冊資本增至人民幣11,000,000元。同時亦令本公司佔集進出口公司註冊資本由95%增加至97.73%。

(iii) On 21st July, 2003, the Company injected capital of RMB6,000,000 into Group Import/Export Company and its registered capital was also increased to RMB11,000,000. The shareholding of the Company in Group Import/Export Company increased from 95% to 97.73% accordingly.

(iv)於二零零三年十二月九日，本公司註銷青島啤酒(武漢)有限公司(「武漢公司」)及青島啤酒福州銷售有限公司(「福州銷售」)。本公司原佔武漢公司及福州銷售分別為95.22%及95%之權益。

(iv) On 9th December, 2003, the Company dissolved Tsingtao Brewery Wuhan Company Limited ("Wuhan Company") and Tsingtao Brewery Fuzhou Sales Company Limited ("Fuzhou Sales Company"). Wuhan Company and Fuzhou Sales Company were originally 95.22% and 95%, respectively, held by the Company.

19.投資於聯營公司

19. INVESTMENTS IN ASSOCIATED COMPANIES

(a)

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
非上市股份投資 成本值	Unlisted investments, at cost	**34,266**	34,266	**6,265**	6,265
分佔聯營公司 經營結果	Equity share of results of associated companies	**(13,069)**	(5,818)	**—**	—
		21,197	28,448	**6,265**	6,265

本公司董事認為，於二零零三年十二月三十一日上述聯營公司投資的公允價值不低於本公司及本集團的賬上淨值。

In the opinion of the Company's directors, as at 31st December, 2003, the underlying values of the associated companies were not less than the carrying amounts of these investments in the books of the Company and of the Group.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

於二零零三年十二月三十一日，本集團的主要聯營公司資料如下：

As at 31st December, 2003, particulars of the principal associated companies of the Group are as follows:

聯營公司名稱 Name of associated companies	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered Capital	本公司所佔權益(%) Equity Interest held By the Group (%) 直接持有 directly held	 間接持有 indirectly held	主要業務 Principal activities
青島啤酒(揚州)有限公司 Tsingtao Brewery (Yangzhou) Company Limited	中國揚州 Yangzhou, the PRC	人民幣5,000,000 RMB5,000,000	20%	—	國內生產及銷售啤酒 Manufacturing and domestic trading of beer
青島啤酒朝日飲品有限公司 Tsingtao Beer and Asahi Beverages Company Limited	中國青島 Qingdao, the PRC	人民幣70,000,000 RMB70,000,000	—	37.52%	國內生產及銷售茶飲料 Manufacturing and domestic trading of tea beverages
遼寧瀋青青島啤酒營銷有限公司 Liaoling Shenqing Tsingtao Brewery Sales Company Limited	中國瀋陽 Shenyang, the PRC	人民幣2,000,000 RMB2,000,000	30%	—	國內啤酒貿易 Domestic trading of beer

聯營公司的經營結果在編製本集團的財務報表時已作權益法處理。

The operating results of associated companies have been included in the consolidated accounts using the equity method of accounting.

(b) 於二零零一年十一月，本公司與加拿大EVG企業有限公司(以下簡稱「EVG公司」)簽訂了股權轉讓協議(「轉讓協議」)，EVG公司同意轉讓本公司持有的北京三環公司25%的股權。截至二零零三年十二月三十一日，有關價款尚未收回。本集團合併報表仍以本公司分佔北京三環公司54%權益為原則編製基準。

(b) In November 2001, the Company entered into an equity transfer agreement (the "Transfer Agreement") with Canada EVG Enterprises Inc ("EVG"), pursuant to which EVG will acquire 25% equity interest in Beijing Three Ring Company owned by the Company. As at 31st December, 2003, the consideration had not yet been settled and the Company continued to account for the results of Beijing Three Ring Company in its consolidated accounts based on its 54% equity interest held in the Company.

賬目附註(續)
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

於二零零四年二月,本公司與EVG公司簽訂另一協議解除原來的股權轉讓協議。於同日,本公司與香港公司簽訂協議,將其原欲轉讓與EVG公司的北京三環公司25%的股權以850,000美元轉讓給香港公司。是次交易尚待中國有關政府部門會批准。股權轉讓後,本公司佔北京三環公司權益百份比將維持不變。

In February 2004, the Company entered into another agreement with EVG to cancel the Transfer Agreement. The Company and Hong Kong Company instead reached an equity transfer agreement in which the Company will transfer its 25% equity interest in Beijing Three Ring to Hong Kong Company at a consideration of US$850,000. This transaction is subject to the approval of the relevant PRC government authorities. After this transaction, the effective interest of the Company in Beijing Three Ring will remain unchanged.

(c) 於二零零一年十一月,華南投資與泰聯釀造(開曼群島)有限公司簽定股權轉讓合同,由本公司出資人民幣96,000,000元購買其持有的廣西南寧萬泰啤酒有限公司30%的股權,並改名為青島啤酒(南寧)有限公司(「南寧公司」)。相關的股權出讓手續於二零零四年一月完成。截至二零零三年十二月三十一日止,由於本集團對南寧公司財務和經營決策尚未有重大影響,因此亦未就該投資以聯營公司予以入賬。

(c) In November 2001, Huanan Holding Company and Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") signed an equity transfer agreement, pursuant to which the Company would acquire 30% equity interest in Guangxi Nanning Wan Tai Brewery Company Limited ("Nanning Brewery") from Tailian Brewery at a consideration of RMB96,000,000. The name of Nanning Brewery will also be changed to Tsingtao Beer (Nanning) Company Limited ("Nanning Company") afterwards. The legal procedures in relation to this acquisition were completed subsequently in January 2004. As at 31st December 2003, the Group exercised no significant influence in the financial and operating policies on Nanning Company and did not account for this investment as an associated company accordingly.

賬目附註（續）
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

20.負商譽 20. NEGATIVE GOODWILL

		集團 Group 2003 人民幣千元 *RMB'000*	2002 人民幣千元 *RMB'000*
成本	Cost		
一月一日，如前報	At 1st January, as previously reported	**(124,001)**	(124,001)
以前年度調整	Prior year adjustments	**(7,389)**	(7,389)
一月一日，經重列	At 1st January, as restated	**(131,390)**	(131,390)
增加	Additions	**—**	—
十二月三十一日	At 31st December	**(131,390)**	(131,390)
累計攤銷	Accumulated amortisation		
一月一日，如前報	At 1st January, as previously reported	**21,989**	12,026
以前年度調整	Prior year adjustments	**966**	684
一月一日，經重列	At 1st January, as restated	**22,955**	12,710
本年計提攤銷	Amortisation for the year	**10,244**	10,245
十二月三十一日	At 31st December	**33,199**	22,955
賬面淨值	Net book value		
十二月三十一日	At 31st December	**(98,191)**	(108,435)
一月一日，經重列	At 1st January, as restated	**(108,435)**	(118,680)

負商譽按被收購附屬公司可辨認及應折舊的固定資產餘下之加權平均年期攤銷並確認為其他收益。

The negative goodwill is recognised as other revenue over the remaining weighted average useful life of the respective identifiable depreciable fixed assets of the subsidiaries acquired.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

21.應收賬款 21. TRADE RECEIVABLES

應收賬款的賬齡分析如下：

The aging analysis of trade receivables is as follows:

(a) 集團 (a) Group

		2003 金額 Amount 人民幣千元 RMB'000	2003 壞賬準備 Provision for bad debts 人民幣千元 RMB'000	2003 淨額 Balance after provision 人民幣千元 RMB'000	2002 金額 Amount 人民幣千元 RMB'000	2002 壞賬準備 Provision for bad debts 人民幣千元 RMB'000	2002 淨額 Balance after provision 人民幣千元 RMB'000
一年以內	Less than one year	**128,796**	**(2,599)**	**126,197**	125,196	(4,912)	120,284
一至少於二年	One to less than two years	**42,273**	**(12,592)**	**29,681**	56,665	(12,061)	44,604
二至少於三年	Two to less than three years	**28,272**	**(19,312)**	**8,960**	19,220	(17,325)	1,895
三年以上	Over three years	**89,311**	**(88,945)**	**366**	104,717	(103,778)	939
合計	Total	**288,652**	**(123,448)**	**165,204**	305,798	(138,076)	167,722

(b) 公司 (b) Company

		2003 金額 Amount 人民幣千元 RMB'000	2003 壞賬準備 Provision for bad debts 人民幣千元 RMB'000	2003 淨額 Balance after provision 人民幣千元 RMB'000	2002 金額 Amount 人民幣千元 RMB'000	2002 壞賬準備 Provision for bad debts 人民幣千元 RMB'000	2002 淨額 Balance after provision 人民幣千元 RMB'000
一年以內	Less than one year	**144,131**	**(1,400)**	**142,731**	131,063	(2,595)	128,468
一至少於二年	One to less than two years	**29,827**	**(6,379)**	**23,448**	47,579	(7,539)	40,040
二至少於三年	Two to less than three years	**18,646**	**(11,011)**	**7,635**	6,903	(6,562)	341
三年以上	Over three years	**41,179**	**(41,084)**	**95**	60,709	(53,861)	6,848
合計	Total	**233,783**	**(59,874)**	**173,909**	246,254	(70,557)	175,697

啤酒銷售所給予的信貸是根據個別客戶情況釐定。而賒賬期均不超過一年。

Credit is granted to customers based on specific assessment made by management on the circumstances of each customer. Credit period granted will not be longer than one year.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

本集團及本公司對個別預計可能發生壞賬的應收賬款計提壞賬準備。此外，根據本集團以往經驗及個別客串實際情況，一般對賬齡超過兩年以上的賬款及有確鑿證據證明不能回收的應收賬款計提全額壞賬準備。對個別客戶欠款預計可部份回收的金額，按預計未能回收部份計提準備。

The Group and the Company make specific bad debt provision against certain doubtful trade receivable balances. In addition, based on the experience of the Group and conditions of individual customers, full provision for doubtful debts is generally made for balances with outstanding balances aged over two years, and with clear evidence indicating that they are uncollectible. For balances expecting partial settlement to be recovered, provision is made for the estimated uncollectible portion.

如附註13(e) 所述，本集團及本公司與一名客戶及一關聯公司就有關的應收賬款達成分期還款協議。

As described in Note 13(e), the trade receivables of the Group and Company included a balance due from a customer and a related company, which was agreed to be settled by installments.

22.存貨

22. INVENTORIES

		集團 Group		公司 Company	
		2003 **人民幣千元** **RMB'000**	2002 人民幣千元 RMB'000	**2003** **人民幣千元** **RMB'000**	2002 人民幣千元 RMB'000
原材料、包裝物及輔助材料材料	Raw materials, packaging and auxiliary materials	**1,036,906**	966,956	**184,119**	173,949
在製品	Work-in-progress	**128,850**	127,163	**28,995**	34,839
產成品	Finished goods	**164,877**	154,335	**65,661**	61,669
		1,330,633	1,248,454	**278,775**	270,457
減：存貨跌價減值準備	Less: Write-down of inventories to net realisable value	**(25,130)**	(24,647)	**(1,022)**	(1,022)
存貨淨額	Inventories, net	**1,305,503**	1,223,807	**277,753**	269,435

以上本集團之產成品中，約人民幣25,130,000元（二零零二年十二月三十一日：24,647,000元）的存貨已全額計提跌價減值準備。

Approximately RMB25,130,000 (31st December, 2002: RMB24,647,000) of the gross value of inventories of the Group and of the Company were covered by full provision.

賬目附註(續)
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

23.銀行借款 23. BANK LOANS

(a) 集團 (a) Group

		2003 短期 Short-term 人民幣千元 RMB'000	2003 長期 Long-term 人民幣千元 RMB'000	2003 總計 Total 人民幣千元 RMB'000	2002 總計 Total 人民幣千元 RMB'000
償還期:	Repayable:				
一年內	within one year	**1,302,613**	**61,386**	**1,363,999**	2,779,535
二至五年	in the second to fifth year inclusive	**—**	**34,810**	**34,810**	72,190
超過五年	over five years	**—**	**18,974**	**18,974**	18,454
合計	Total	**1,302,613**	**115,170**	**1,417,783**	2,870,179
減:一年內到期部份	*Less:* Portion due within one year	**(1,302,613)**	**(61,386)**	**(1,363,999)**	(2,779,535)
長期部份	Long-term portion	**—**	**53,784**	**53,784**	90,644

(b) 公司 (b) Company

		2003 短期 Short-term 人民幣千元 RMB'000	2003 長期 Long-term 人民幣千元 RMB'000	2003 總計 Total 人民幣千元 RMB'000	2002 總計 Total 人民幣千元 RMB'000
償還期:	Repayable:				
一年內	within one year	**579,369**	**25,147**	**604,516**	981,516
二至五年	in the second to fifth year inclusive	**—**	**23,564**	**23,564**	48,219
合計	Total	**579,369**	**48,711**	**628,080**	1,029,735
減:一年內到期部份	*Less:* Portion due within one year	**(579,369)**	**(25,147)**	**(604,516)**	(981,516)
長期部份	Long-term portion	**—**	**23,564**	**23,564**	48,219

賬目附註（續）
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

本集團及本公司之借款中分別有約人民幣49,394,000元（二零零二年：人民幣89,368,000元）及人民幣44,094,000元（二零零二年：人民幣71,368,000元）的借款是由於附屬公司作出債務重組或兼併時獲得免息優惠。年末借款之年利率為1.63%至6.90%（二零零二年：0.65%至7.25%）。

Pursuant to debt restructuring agreements or acquisition agreements of certain subsidiaries, interest charges to be levied on approximately RMB49,394,000 (2002: RMB89,368,000) and RMB44,094,000 (2002: RMB71,368,000) of the loan balance of the Group and of the Company, respectively, were waived by the lenders at no consideration. The remaining outstanding loan balances are interest-bearing at rates ranging from 1.63% to 6.90% per annum (2002: 0.65% to 7.25% per annum).

於二零零三年十二月三十一日，本集團及本公司分別有約人民幣4,617,000元（二零零二年十二月三十一日：本集團－約人民幣875,006,000元；本公司－約人民幣355,516,000元）的借款是由青啤集團公司提供信用擔保。

As at 31st December, 2003, loans of the Group and of the Company, each amounting to approximately RMB4,617,000 (31st December, 2002: Group — RMB875,006,000; Company — RMB355,516,000), are guaranteed by TB Group Company.

本公司的附屬公司的借款內有約人民幣374,683,000（二零零二年十二月三十一日：人民幣804,990,000元）由本公司提供擔保。

Approximately RMB374,683,000 (2002: RMB804,990,000) of the loans of the subsidiaries are guaranteed by the Company.

本集團於本年合計有約人民幣1,106,000元（二零零二年十二月三十一日：人民幣68,799,000元）的借款是以本集團的定期存款約人民幣28,000,000元作為抵押。（二零零二年十二月三十一日：以價值約194,329,000元的若干土地使用權、房屋建築物、機器設備、運輸設備及其他設備作為抵押）。

Approximately RMB1,106,000 (31st December, 2002: RMB68,799,000) of the loans of the Group are secured by fixed deposits of approximately RMB28,000,000 (31st December, 2002: secured by land use rights, building, plant and machinery, motor vehicles and other equipment with an aggregate carry value of approximately RMB194,329,000).

由於本集團大部份借貸主要為短期銀行貸款，故本集團於二零零三年十二月三十一日出現淨流動負債約人民幣740,287,000元（二零零二年十二月三十一日：人民幣2,122,388,000元）。本公司董事會有信心集團可令大部份短期銀行借款於到期時作出展期或以新的融資來源取代有關的短期借

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB740,287,000 as at 31st December, 2003 (31st December, 2002: RMB2,122,388,000). The board of directors of the Company is confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones. In addition, as

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

款。此外，如附註27所述，本公司已於二零零四年三月三十一日收到A-B公司認購本公司發行可換股債券的尚餘款項合計港元254,138,000(折合約人民幣270,834,000元)。此收款可減低本集團淨流動負債的金額。

mentioned in Note 27, the Company received the remaining proceeds of approximately HK$254,138,000 (equivalent to approximately RMB270,834,000) associated with the issuance of convertible bonds to A-B Company on 31st March, 2004. The proceeds can further reduce the net current liabilities of the Group.

於二零零三年十二月三十一日，本集團尚未使用之銀行貸款信用額為人民幣1,000,000,000元。

As of 31st December, 2003, the Group had unutilised balance of approximately RMB1,000,000,000 out of the available banking facilities granted from certain banks.

24.應付賬款及應付票據

24. TRADE PAYABLES AND BILLS PAYABLES

(a) 應付賬款的賬齡分析如下：

(a) The aging analysis of trade payables is as follows:

		集團 Group		公司 Company	
		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	**2003 人民幣千元 RMB'000**	2002 人民幣千元 RMB'000
一年內	Less than 1 year	**603,964**	580,101	**103,812**	95,278
一年至二年	One to less than two years	**27,342**	26,803	**707**	1,071
兩年至三年	Two to less than three years	**6,159**	14,997	**421**	46
三年以上	Over three years	**9,448**	29,612	**536**	780
合計	Total	**646,913**	651,513	**105,476**	97,175

(b) 本集團及本公司的應付票據的賬齡均為六個月以內。本集團貨幣資金中約人民幣55,135,000元(二零零二年十二月三十一日：人民幣63,205,000元)的人民幣存款已作為本集團應付票據之抵押。

(b) All bills payable balances of the Group and of the Company were within the six month aging period. Approximately RMB55,135,000 (31st December, 2002: RMB63,205,000) of deposits of the Group denominated in Renminbi were mostly pledged for these bills.

25.遞延税項

25. DEFERRED TAXATION

遞延税項採用債務法就暫時性差分別按15%至33%税率作出撥備(二零零二年：相同)。

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2002: same).

賬目附註(續)
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

截至二零零三年十二月三十一日,本集團已對一些於收購合併時買入的固定資產因作出折舊公允值調整而產生的暫時性差別確認為遞延税項資產。該資產是基於預計其可與未來產生的應課溢利沖銷的情況下確認。此外,本集團有分別因於二零零四年至二零零八年內逾期的可抵扣應課溢利的税虧而產生遞延税項資產約人民幣637,958,000元(二零零二年十二月三十一日:人民幣591,160,000元),因固定資產折舊公允值調整而產生的遞延税項資產約人民幣96,283,000元(二零零二年十二月三十一日:人民幣102,520,000元)及因應收賬款、存貨及固定資產的準備而產生的遞延税項資產,約人民幣77,999,000元(二零零二年十二月三十一日:人民幣71,822,000元),因不會於可見未來實現而未予以確認。

As at 31st December, 2003, deferred tax assets were recognized for temporary differences arising from fair value adjustment on depreciation of fixed assets acquired in business combination to the extent that realization of such tax benefit through the future taxable profits is probable. In addition, the Group also had unrecognized deferred tax assets associated with tax losses available to be carried forward of approximately RMB637,958,000 (31st December, 2002: RMB591,160,000), which will expire in the period of 2004-2008, and fair value adjustment on depreciation of fixed assets of approximately RMB96,283,000(31st December, 2002: RMB102,520,000), provision for realization and impairment losses of receivable balances, inventories and fixed assets of approximately RMB77,999,000 (31st December, 2002: RMB71,822,000) as there is no certainty of realization through future taxable profits.

遞延税項資產和負債的變動表如下:

The movements in deferred tax assets and liabilities is as follows:

(i) 遞延税項資產

(i) Deferred tax assets

		準備 Provisions		折舊的公允值調整 Fair value adjustment on depreciation		其他 Others		合計 Total	
					經重列 As restated				經重列 As restated
		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
一月一日,如前報	At 1st January, as previously reported	–	2,975	–	–	5,101	5,421	5,101	8,396
以前年度調整 *(附註2)*	Prior year adjustments *(Note 2)*	–	–	7,528	7,944	–	–	7,528	7,944
一月一日,經重列	At 1st January, as restated	–	2,975	7,528	7,944	5,101	5,421	12,629	16,340
計入利潤表	Debited to profit and loss account	–	(2,975)	(417)	(416)	(5,101)	(320)	(5,518)	(3,711)
十二月三十一日	At 31st December	–	–	7,111	7,528	–	5,101	7,111	12,629

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(ii) 遞延税項負債 **(ii) Deferred tax liabilities**

		折舊的公允值調整 Fair value adjustment on depreciation	
			經重列
		2003	2002
		人民幣千元	*人民幣千元*
		RMB'000	*RMB'000*
一月一日，如前報	At 1st January, as previously reported	**—**	—
以前年度調整 *(附註2)*	Prior year adjustments *(Note 2)*	**18,098**	19,114
一月一日，經重列	At 1st January, as restated	**18,098**	19,114
計入利潤表	Credited to profit and loss account	**(1,015)**	(1,016)
十二月三十一日	At 31st December	**17,083**	18,098
反映於資產負債表中的資產及負債包括以下：	The amounts shown in the balance sheet include the following:		
遞延税項資產於十二個月後實現	Deferred tax assets to be recovered more than 12 months	**6,694**	12,213
遞延税項負債於十二個月後實現	Deferred tax liabilities to be settled after more than 12 months	**16,068**	17,082

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

26.股本

26. SHARE CAPITAL

根據二零零三年一月二十三日通過之股東特別決議，本公司將法定股本由人民幣1,000,000,000元增加至人民幣1,308,219,178元。增加部份為308,219,178股每股面值1元之H股。

By a special resolution passed on 23rd January, 2003, the authorised ordinary share capital was increased from RMB1,000,000,000 to RMB1,308,219,178 by the creation of an additional 308,219,178 new H Shares of RMB1 each, ranking pari passu with the existing H shares.

已發行股本匯總如下：

A summary of the issued share capital is set out below:

		2003		2002	
		人民幣千元 RMB'000	比例(%) Percentage (%)	人民幣千元 RMB'000	比例(%) Percentage (%)
國家股	State shares	**399,820**	**37.72%**	399,820	39.98%
國內法人股	PRC legal person shares	**53,330**	**5.03%**	53,330	5.33%
國內公眾股（「A股」）	PRC public shares ("A Shares")	**200,000**	**18.87%**	200,000	20.00%
境外公眾股（「H股」）	Overseas public shares ("H Shares")	**406,850**	**38.38%**	346,850	34.69%
合計	Total	**1,060,000**	**100.00%**	1,000,000	100.00%

於本年度約人民幣60,000,000元的法定股本增加是由於一部份已發行的可換股債券被轉為H股（請參閱附註27）。

The increase in issued share capital of RMB60,000,000 during the year was due to conversion of certain issued convertible bonds into H-shares (See Note 27 for details).

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

27.可換股債券

於二零零二年十月二十一日，本公司與美國安海斯－布希國際控股有限公司(Anheuser-Busch Companies, Inc.)(「A-B公司」)簽訂一份《戰略性投資協議》，協議規定由二零零三年開始，本公司將分三部份向A-B公司以現金代價發行強制性可換股債券，作價共約1,416,195,000港元(折合約人民幣1,505,840,000元)，並可按照下列時間表轉換成308,219,178股H股：

第一部份可換股債券

第一部份債券的認購總金額為280,800,000港元(折合約人民幣297,999,000元)，已於二零零三年四月發行，A-B公司已於二零零三年七月二日以每股4.68港元(折合約人民幣4.96元)的價格轉換成60,000,000股新H股股份。第一部份債券為無利息債券。

第二部份可換股債券

第二部份債券的認購總金額約為627,120,000港元(折合約人民幣665,562,000元)，已與第一部份債券於二零零三年四月同時發行。該債券可於七年內以每股4.68港元(折合約人民幣4.96元)價格轉換成本公司134,000,000股新H股股份。倘若A-B公司在期限內未進行轉股，期限屆滿後即時自動進行轉股。這部份債券的年利率為2%，但A-B公司需在轉股時全數償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期，A-B公司未有行使轉股的權利。

27. CONVERTIBLE BONDS

On 21st October, 2002, the Company and Anheuser-Busch Companies, Inc. ("A-B Company), a shareholder of H-Shares, entered into a strategic investment agreement, pursuant to which A-B Company is obliged to subscribe for 3 tranches of mandatorily convertible bonds ("CB") to be issued by the Company with an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,505,840,000), commencing from 2003. The CB are convertible into 308,219,178 new H Shares issuable by the Company as follows:

Tranche I of the CB ("Trache I")

The total subscription amount of Tranche I was HK$280,800,000 (equivalent to approximately RMB297,999,000) which was issued to A-B Company in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July, 2003. Tranche I was interest-free.

Tranche II of the CB ("Tranche II")

The total subscription amount of Tranche II was HK$627,120,000 (equivalent to approximately RMB665,562,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 new H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within seven years after issuance. The CB will be automatically converted at the end of the seven-year conversion period ("Expiry Date") if A-B Company does not trigger the conversion. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interest received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, A-B Company had not exercised its conversion right.

賬目附註(續)
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

第三部份可換股債券

第三部份債券的認購總金額為508,275,000港元(折合約人民幣542,279,000元),於二零零三年十月及二零零四年三月分期發行,A-B公司於支付有關認購金額後7年內,可以每股4.45港元(折合約人民幣4.72元)價格轉換成本公司114,219,178股新H股股份。倘若A-B公司在期限內未進行轉股,在期限屆滿後即時自動轉股。第三部份債券的年利率為2%,但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至二零零三年十二月三十一日,本公司已向A-B公司發行部份約254,137,000港元(折合約人民幣271,445,000元)第三部份債券,但A-B公司未有行使轉股的權利。尚餘第三部份債券已於二零零四年三月三十一日發行予A-B公司。

於第一部份、第二部份及第三部份可換股債券的轉股後,青島市國有資產管理局(「國資局」)於本公司的持股比例已／將分別由大約40.0%下降至約37.7%、33.5%及30.6%,而A-B公司於本公司的持股比例已／將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而,於第三部份可換股債券的轉股後,A-B公司所持有佔本公司全部已發行股份7%的權益,將受制於為國資局的利益設置,而A-B公司只可享有該些股份帶來的經濟利益。國資局將可就這些股份行使全決權。因此,國資局可透過受置人於本公司的A-股類別股東大會或H-股類別股東大會上行使該等股份隨附的投票權。

Tranche III of the CB ("Tranche III")

The total subscription amount of Tranche III is HK$508,275,000 (equivalent to approximately RMB542,279,000) issuable to A-B Company by several instalments in October 2003 and in March 2004. Tranche III will be converted into 114,219,178 new H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within seven years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if A-B Company does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interest received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at 31st December, 2003, approximately HK$254,137,000 (equivalent to approximately RMB271,445,000) of CB of Tranche III had been issued to A-B Company but A-B Company had not exercised any of its conversion rights. The remaining portion of Tranche III of CB was issued to A-B Company on 31st March, 2004.

Upon the conversion of each of Tranche I, Tranche II and Tranche III of the CB, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, has decreased/will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company has increased/will increase from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. The additional 7% of the shareholding held by A-B Company after conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company will enjoy the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through its trustee, will be entitled to exercise the voting rights attached to such shareholding at general meetings of holders of state shares and PRC legal person shares, PRC public shares or H shares class meetings of the Company.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

於二零零三年十二月三十一日尚未轉換股權的可換股債券列示如下：

Details of the CB not yet converted as at 31 December, 2003 are as follows:

發行日期 Date of issue	強制性轉股日期 Mandatory conversion date	面值總額 Face value 人民幣千元 *RMB'000*	折價 *(i)* Discounted net present value *(i)* 人民幣千元 *RMB'000*	年末餘額 Ending balance 人民幣千元 *RMB'000*
2003年4月1日 1st April, 2003	2010年3月31日 31st March, 2010	665,562	(9,873)	655,689
2003年10月21日 21st October, 2003	2010年10月20日 20th October, 2010	271,444	(3,395)	268,049

(i) 「折價」為本公司估計每年應繳付予債券持有人的債券利息金額及該持有人於換股時退回本公司的利息金額（假設換股在限期結束時進行）的相應現金流量的貼現值差額。

(i) "Discounted net present value" represents the difference between the net present values of estimated cash flows of expected annual interest payments payable by the Company to the bondholder, and the expected refunds from the bondholder to be receivable by the Company upon conversion of the bonds (assuming mandatory conversion occurs upon the expiry of the contracted conversion periods).

截至二零零三年十二月三十一日止年度，本公司已付利息費用約人民幣6,674,000元。

During the year ended 31st December, 2003, interest of approximately RMB6,674,000 was paid by the Company associated with the CB.

28.儲備

28. RESERVES

(a) 法定儲備

(a) Statutory reserves

根據本公司之公司章程規定，於每年分派淨利潤時，本公司須將在中國會計準則下之淨利潤之10%撥入盈餘公積金（除非該基金已達本公司註冊資本之50%），及按董事會決定提取比例撥入公益金。除法定儲備設立之目的外，此儲備不得用作其他用途亦不得用作現金股息分配。

According to the Articles of Association of the Company, the Company has to set aside 10% of its net profit after taxation under PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the Company's paid-up share capital), and it is also obliged to appropriate funds to the public welfare fund at a percentage of the net profit after taxation as determined by the directors. These reserves cannot be applied for purposes other than those for which they are created and are not distributable as cash dividends.

賬目附註（續）
Notes to the Accounts (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

董事會已決定公益金的用途是作為購置或興建資產，如員工宿舍及其他設施等，並不能用於支付員工福利費用，該等設施的法定所有權屬於本公司。

The board of directors has resolved that the public welfare fund is to be utilised to build or acquire capital items, such as dormitories and other facilities for the Company's employees. However, the fund cannot be used to pay for staff welfare expenses. Legal title to the capital items acquired using the fund remains with the Company.

(b) 利潤分派及分配基準

(b) Basis of profit distribution and appropriation

根據公司章程及國家財政部財會字1995[31]號文件規定，本公司提取盈餘公積金、公益金及任意盈餘公積金需以中國會計準則編製的賬目為基礎。本年度本公司已按該文件規定提取法定公積金及公益金。根據公司章程，本集團派發股息乃按中國會計準則及法規和香港公認會計準則計算可供分配利潤之較低者為支付基礎。於二零零三年十二月三十一日，本公司於減除本年建議派發的股息後，其可分配盈餘滾存為人民幣193,404,000元（二零零二年十二月三十一日：人民幣47,717,000元）。

In accordance with the Company's Articles of Association and Document Cai Kuai Zi 1995 [31] issued by the State Ministry of Finance, appropriations to surplus reserves, public welfare fund and discretionary surplus reserves should be made based on the amount of profits as determined in accordance with PRC accounting standards and regulations. In accordance with the Company's Articles of Association, the Company declares dividends based on the lower of distributable profits as determined in accordance with PRC accounting standards and regulations and those determined in accordance with accounting principles generally accepted in Hong Kong. The unappropriated profits of the Company available for distribution to shareholders (after the proposed dividends for the year) as at 31st December, 2003 amounted to approximately RMB193,404,000 (2002: RMB47,717,000).

(c) 擬派股息

(c) Proposed dividends

於資產負債表日後建議派發的股息並未於截止二零零三年十二月三十一日止資產負債表被確認為負債，但會計入二零零四年的賬目中。

The dividend proposed after the balance sheet date has not been recognised as a liability in the balance sheet as at 31st December, 2003, but will be reflected in the accounts of 2004.

賬目附註(續)
Notes to the Accounts (Continued)

(按香港會計準則編製) (Prepared in accordance with HK GAAP)

29. 綜合現金流動表附註

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) 經營盈利與營業運作所得之淨現金流入調節表

(a) Reconciliation of operating profit to net cash inflow from operating activities

		2003 人民幣千元 *RMB'000*	經重列 As restated 2002 人民幣千元 *RMB'000*
經營盈利	Operating profit	**526,414**	520,328
無須償還應付款的收入	Income from wavier of payables	**(1,237)**	(1,465)
利息收入	Interest income	**(13,567)**	(13,460)
債券溢價攤銷	Amortisation of premium on bonds	**1,664**	832
匯兑損益淨額	Net exchange loss	**7,081**	7,061
固定資產折舊	Depreciation of fixed assets	**520,850**	467,404
處理固定資產淨損失	Loss on disposal of fixed assets, net	**12,645**	14,631
固定資產跌價準備	Impairment loss on fixed assets	**46,302**	40,342
負商譽攤銷	Amortisation of negative goodwill	**(10,244)**	(10,245)
遞延負債攤銷	Amortisation of deferred liabilities	**(1,155)**	—
長期股權投資跌價準備	Impairment of long-term investments	**2,993**	155
無形資產攤銷	Amortisation of intangible assets	**23,438**	20,263
(增加)減少流動資產：	(Increase) decrease in current assets:		
存貨	Inventories	**(81,696)**	(165,662)
應收賬款	Trade receivables	**7,418**	(6,074)
應收票據	Bills receivable	**15,016**	(40,046)
保證金、預付賬款及其他應收款	Deposits, prepayments and other receivables	**5,509**	42,052
(減少)增加流動負債：	(Decrease) increase in current liabilities:		
應付賬款	Trade payable	**(4,600)**	67,834
其他應付款	Other payables	**75,071**	(63,325)
應付票據	Bills payable	**89,822**	268,350
銷售按金	Sales deposits	**(18,915)**	56,779
預提費用	Accruals	**31,618**	16,533
未交税金	Taxes payable	**39,117**	19,023
營業運作所得之淨現金流入	Net cash inflow from operating activities	**1,273,544**	1,241,310

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(b) 集團年內融資變動表 / (b) Analysis of changes in financing during the year

		應付股息 Dividend payable		股本(包括股本溢價及資本儲備) Share capital (including share premium and capital reserve)		可轉股債券 Convertible bonds		少數股東權益 Minority interests	
		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
一月一日	At 1st January	–	–	2,905,274	2,905,274	–	–	669,784	649,485
少數股東應佔盈利	Minority interests' share of profits	–	–	–	–	–	–	37,331	37,317
少數股東應佔增加投資	Minority interests' share of acquisition of additional interest	–	–	–	–	–	–	(52,558)	(5,784)
股東投入現金資本	Cash capital contributions	–	–	633	–	–	–	4,500	9,442
發行可換股債券（扣除交易費用）	Issuance of convertible bonds (net of transaction costs)	–	–	–	–	1,218,438	–	–	–
已換的可換股債券	Conversion of convertible bonds	–	–	281,432	–	(281,432)	–	–	–
豁免債務	Waiver of loan	–	–	840	–	–	–	–	–
可換股債券的遞延負債	Deferred liabilities from convertible bonds	–	–	–	–	(13,268)	–	–	–
股息	Proposed dividends	220,000	110,000	–	–	–	–		
已發股息	Dividends paid	(218,900)	(110,000)	–	–	–	–	(79,592)	(20,676)
十二月三十一日	At 31st December	1,100	–	3,188,179	2,905,274	923,738	–	579,465	669,784

(c) 不涉及現金之重大交易 / (c) Major non-cash transactions:

(i) 本集團共獲豁免或無須支付合共約人民幣1,237,000元（二零零二年：人民幣1,465,000元）的各類負債。

(i) The Group was exempt from the settlement of liabilities amounting to RMB1,237,000 (2002: RMB1,465,000).

(ii) 本公司同意部份客戶以各類固定資產抵償合共約人民幣800,000元（二零零二年：人民幣877,000元）的應收賬款。

(ii) The Company agreed to allow certain customers to settle the trade receivable balances due from them amounting to RMB800,000 (2002: RMB877,000) by the transfer of fixed assets of equivalent net book values to the Company.

(iii) 如附註27所述，部份約人民幣281,432,000元的可換股債券已轉換為H股。

(iii) The conversion of a portion of the issued convertible bonds into H-shares at RMB281,432,000 as mentioned in Note 27.

賬目附註（續）
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

30.退休金供款

根據一九九四年十月一日起施行的《青島市城鎮企業從業人員養老保險暫行規定》，本公司為全職僱員提供指定供款退休金計劃。於二零零三年十二月三十一日止年度，本集團供款額約為人民幣62,577,000元(二零零二年：人民幣52,165,000元)。

在香港註冊成立及經營的附屬公司香港公司按香港特別行政區政府的強制性公積金條例成立一定額供款強制性公積金。於二零零三年十二月三十一日止年度，附屬公司僱員的供款額約為港幣151,000元(折合約人民幣161,000元)(二零零二年：港幣237,000元)(折合約人民幣251,000元)。該基金資產與本集團其他基金獨立，並由獨立專業基金經理所管理。

30. PENSIONS AND RETIREMENT FUNDS CONTRIBUTION

Pursuant to "Temporary Regulations on Municipal Enterprise Employee Pensions and Retirement Protection for Qingdao" which became effective on 1st October, 1994, the Company has provided a government-sponsored defined contribution retirement scheme ("the Scheme") for its full-time employees. During the year ended 31st December, 2003, the Group's contributions totalled approximately RMB62,577,000 (2002: RMB52,165,000).

Hong Kong Company, a subsidiary operating in Hong Kong, has established a defined contribution mandatory provident fund scheme in accordance with the Mandatory Provident Fund legislation of the government totalled Hong Kong. During the year ended 31st December, 2003, the subsidiary made contributions totaling approximately HK$151,000 (equivalent to RMB161,000) (2002: HK$237,000) (equivalent to RMB251,000) to the Scheme. The assets of the fund are held separately from those of the subsidiary and are managed by independent professional fund managers.

31.或然負債

(a) 根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零三年十二月三十一日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，董事會認為本集團及本公司無須於二零零三年十二月三十一日就該等住房分配貨幣化補貼支付任何費用或無可靠理據為此作出撥備。

31. CONTINGENT LIABILITIES

(a) Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as welfare benefits of the employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies ("Housing Reform"). As at 31st December, 2003, no formal plan had yet been developed by the Group and the Company and no plans had been announced by the Group and the Company to their employees in respect of the arrangements. After seeking legal advice, the Company's board of directors is of the opinion that the Group and the Company had no obligation to make any payment or provision for such monetary housing subsidies as at 31st December, 2003 and there is no reasonable basis to accrue for any potential liabilities.

賬目附註（續）
Notes to the Accounts (Continued)

（按香港會計準則編製） (Prepared in accordance with HK GAAP)

(b) 於二零零一年十一月，本公司一名分銷商（「原告人」）在山東高級人民法院起訴本公司，以本公司違反經銷合同為由索賠人民幣134,870,000元。本公司在答辯中否認自己有違約行為，並提起了反訴，以對方嚴重拖欠貨款為理由要求解除與對方之間的經銷合同，並要求對方支付尚欠貨款及返還車輛、售酒設備等。截至本公司董事會核批此財務報表日期止，法院仍在聽訊審理中而未有作出任何裁決。本公司董事會經參考了負責該訴訟的法律顧問的意見後認為該項訴不會為本集團的經營帶來任何重大的負面影響。

(b) In November 2001, a distributor of the products of the Company ("the Claimant") filed a lawsuit with the Shandong Municipal Higher People's Court ("the Court") against the Company. The Claimant sued the Company for breach of a sales and distribution contract ("the Contract") and claimed for damages of approximately RMB134,870,000. The Company denied the claim and it also filed a counter claim against the Claimant for delayed settlement of the outstanding receivable balance arising from sale of goods to the Claimant. In addition, the Company also demanded for a termination of the Contract, repayment of the outstanding receivable balance, as well as the return of certain motor vehicles and beer-selling machinery previously provided to the Claimant by the Company. As of the date of approval of these accounts by the board of directors, no verdict had yet been made by the Court. After consultation with the Company's legal advisor, the directors are of the opinion that the proceeding is not expected to lead to any material negative financial impact on the operating results of the Group.

32.承諾事項

32. COMMITMENTS

除在其他附註已述事項，截至二零零三年十二月三十一日止本集團及本公司有如下的承諾：

Saved as disclosed in other notes to the accounts, as at 31st December, 2003, the Group and the Company had the following commitments:

(a) 資本性承諾

(a) Capital commitments

截至二零零三年十二月三十一日止，本集團及本公司並沒有已授權但未簽署合約及未於賬目內撥出準備之資本承諾。

The Group and the Company had no capital commitments which were authorised but not contracted and provided for as of 31st December, 2003.

賬目附註(續)
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

本集團及本公司於本年度已簽署合約但未於賬目內撥出準備之資本承諾如下：

The Group's and the Company's capital commitments which were contracted but not provided for are as follows:

		集團 Group		公司 Company	
		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000	**2003 人民幣千元 RMB'000**	2002 人民幣千元 RMB'000
建築工程	Construction projects	**33,301**	94,561	**13,189**	28,739
投資	Investments	**9,950**	98,000	**—**	98,000
合計	Total	**43,251**	192,561	**13,189**	126,739

(b) 經營租賃承諾

(b) Operating lease commitments

於二零零三年十二月三十一日，本集團就不可撤銷之物業經營租賃的最低承諾如下：

As at 31st December, 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases for land and buildings as follows:

		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000
一年以內	Within one year	**573**	151

於二零零三年十二月三十一日，本公司並沒有不可撤銷之物業經營租賃的承諾。(二零零二年：無)

As at 31st December, 2003, the Company had no operating lease commitments under non-cancelable operating leases (2002: nil).

(c) 如附註18(a)(iii)所述，本集團之附屬公司 — 寶雞公司承諾負責有關與寶啤公司租賃合同規定的因出租員工及資產而發生的營運成本。

(c) As disclosed in Note 18(a)(iii), a subsidiary of the Group, Baoji Company, has undertaken to bear all the operating costs of Baoji Brewery Company relating to employees the leased assets to Baoji Company.

賬目附註(續)
Notes to the Accounts (Continued)
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

33.結算日後重要事項

(a) 於二零零四年三月三十一日,本公司向A-B公司發行第三部份尚餘的可換股債券,認購金額為約254,138,000港元(折合約人民幣270,835,000元)。

(b) 於二零零三年十二月,本公司與青啤集團公司簽訂協議,本公司向廊坊公司現金增資人民幣9,500,000元,青啤集團公司以債轉股方式增資500,000元,增資後,廊坊公司註冊資本將由人民幣10,000,000元增加至20,000,000元。有關增資手續已於二零零四年三月完成。

此外,本公司並將所持廊坊公司95%的股權全部轉讓給西安公司。股權讓完成後,西安公司和青啤集團公司將分別持有廊坊公司95%和5%的股權。截止報告期末,上述股權轉讓手續正在辦理中。

(c) 於二零零三年十二月,本公司與香港公司及歐美投資集團有限公司(「歐美公司」)簽署《股權轉讓協議》,由香港公司分別出資人民幣2,000,000元及500,000元購買歐美公司及本公司持有的廈門公司20%和5%的股權。

於二零零四年二月,本公司和香港公司分別向廈門公司增資人民幣60,000,000元和20,000,000元。增資後,廈門公司註冊資本由人民幣10,000,000元增加至90,000,000元,其中本公司持有75%股權,青啤香港公司持有25%股權,上述股權轉讓及增資事項已獲得中國有關政府部門的批准,廈門公司企業性質變更為中外合資企業,工商變更登記手續正在辦理中。

33. SIGNIFICANT SUBSEQUENT EVENTS

(a) On 31st March, 2004, the Company issued the remaining portion of Tranche III of CB to A-B Company at a consideration of approximately HK$254,138,000 (equivalent to approximately RMB270,835,000).

(b) In December 2003, the Company entered into an agreement with TB Group Company, pursuant to which, the Company will inject cash of RMB9,500,000 into Langfang Company, while TB Group Company will invest RMB500,000 by converting debts into equity interests. After this additional capital injection, the registered capital of Langfang Company will be increased from RMB10,000,000 to RMB20,000,000. The additional capital contribution procedures were completed in March 2004.

In addition, the Company will transfer all 95% of its shareholdings in Langfang Company to Xian Company. After the transaction, Xian Company and TB Group Company hold 95% and 5% of the shareholdings of Langfang Company, respectively. The legal procedures of such equity interest transfer were still in progress as at year end.

(c) In December 2003, the Company and Hong Kong Company entered into an equity transfer agreement with Ou Mei Investment Group Company Limited ("Ou Mei Company"), pursuant to which, Hong Kong Company acquired 20% and 5% interests of Xiamen Company held by the Company and Ou Mei Company at considerations of RMB2,000,000 and RMB500,000, respectively.

In February 2004, the Company and Hong Kong Company injected additional capital of RMB60,000,000 and RMB20,000,000 into Xiamen Company. After this additional capital injection, the registered capital of Xiamen Company was increased from RMB10,000,000 to RMB90,000,000. The Company and Hong Kong Company then hold 75% and 25% equity interests of Xiamen Company, respectively. The above equity transfer and additional capital injection were approved by relevant PRC government authorities and Xiamen Company was changed to a sino-foreign joint venture enterprise. The change of business registration is still in progress.

(d) 於二零零三年十月通過的董事決議,本公司與華南投資決定於中國湖南省合資成立一間中外合資企業 — 「青島啤酒(長沙)有限公司」,註冊資本為人民幣10,000,000元,於二零零四年一月十四日,本公司及華南投資分別出資人民幣7,000,000元及人民幣3,000,000元。

(d) According to the resolution of a Board meeting in October 2003, the Company, together with Huanan Holding Company, agreed to set up a foreign invested enterprise, Tsingdao Brewery (Changsha) Company Limited, in Wunan province of the PRC with a registered capital of RMB10,000,000. The Company and Huanan Holding Company invested RMB7,000,000 and RMB3,000,000 on 14th January, 2004, respectively.

34. 賬目之批准

34. APPROVAL OF ACCOUNTS

本賬目於二零零四年四月一日經董事會批准及授權發行。

The accounts were approved and authorised for issue by the board of directors on 1st April, 2004.

補充資料
Supplementary Information
(按香港會計準則編製) (Prepared in accordance with HK GAAP)

按照中國會計準則及香港會計準則的比較

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

由於中國會計準則與香港會計準則的不同，導致本集團匯報的資產、負債及淨利潤有所差別。其所帶來的主要差別摘要見附表如下：

Differences between PRC GAAP and HK GAAP give rise to *differences in the reported balances of assets, liabilities and net* profit of the Group. The financial effects of the material differences between PRC GAAP and HK GAAP are summarised and explained *in the following table:*

對於綜合資產債表之影響：

Impact on the consolidated balance sheet:

		2003 人民幣千元 RMB'000	經重列 As restated 2002 人民幣千元 RMB'000
按中國會計準則計算之淨資產值：	Net assets as per accounts prepared under PRC GAAP	**3,513,903**	3,197,354
按香港會計準則所作之調整：	HK GAAP adjustments:		
因按中國會計準則及香港會計準則採用不同匯率而產生之調整	Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP	**141,253**	141,253
在匯率並軌前購入資產須多提的固定資產折舊	Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(117,927)**	(106,447)
按中國會計準則投資差異攤銷及按香港會計準則所作之商譽及負商譽攤銷的調整	Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP	**(58,106)**	(46,153)
因採納香港公認會計準則第12號而產生之調整	Adjustments arising from adoption of HKSSAP 12	**(2,001)**	(1,216)
對可換股債券面值及利息使用不同會計政策	Difference in accounting for the principal balance of convertible bonds and the corresponding interest	**938,231**	—
其他	Others	**(527)**	(585)
按香港會計準則計算之淨資產	Net assets as per accounts prepared under HK GAAP	**4,414,826**	3,184,206

補充資料（續）
Supplementary Information (Continued)
（按香港會計準則編製） (Prepared in accordance with HK GAAP)

對於綜合損益表之影響： Impact on the consolidated profit and loss account:

		2003 人民幣千元 ***RMB'000***	經重列 As restated 2002 *人民幣千元* *RMB'000*
按中國會計準則計算之淨利潤	Net profit under PRC GAAP	**253,872**	230,657
按香港會計準則所作之調整：	HK GAAP adjustments:		
在匯率並軌前購入資產須多提的固定資產折舊	Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(11,480)**	(11,480)
按中國會計準則投資差異攤銷及按香港公認會計原則所作之商譽及負商譽攤銷的調整	Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP	**(11,953)**	(12,443)
附屬公司獲豁免償還欠款	Forfeited payable balances of subsidiaries	**840**	1,464
因採納香港公認會計準則第12號而產生之調整	Adjustments arising from adoption of HK SSAP 12	**(785)**	(571)
對可換股債券利息使用不同會計政策	Difference in accounting for interest of convertible bonds	**14,493**	—
其他	Others	**58**	14,347
按香港會計準則計算之股東應佔盈利	Profit attributable to shareholders under HK GAAP	**245,045**	221,974

核數師報告
Auditors' Report

PRICEWATERHOUSECOOPERS

普華永道中天會計師事務所

普華永道中天會計師事務所有限公司
中華人民共和國
上海200021
淮海中路333號
瑞安廣場12樓
電話：+86(21) 6386 3388
傳真：+86(21) 6386 3300

普華永道中天審字(2004)第1475號
青島啤酒股份有限公司全體股東

我們審計了後附的青島啤酒股份有限公司(以下簡稱「貴公司」)及其合併子公司(以下簡稱「貴集團」)二零零三年十二月三十一日的合併及母公司資產負債表、二零零三年度的合併及母公司利潤及利潤分配表和合併及母公司現金流量表。這些會計報表的編製是 貴公司管理當局的責任，我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編製會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

PricewaterhouseCoopers Zhong Tian Shen Zi (2004) No. 1475
To the Shareholders of Tsingtao Brewery Company Limited,

We have audited the enclosed balance sheet of Tsingtao Brewery Company Limited (the Company) and the consolidated balance sheet of the Company and its subsidiaries (the Group) as at 31st December, 2003, the Statement of Income and Profit Appropriation of the Company and the consolidated Statement of Income and Profit Appropriation of the Group for the year ended 31st December, 2003, the cash flow statement of the Company and the consolidated cash flow statement of the Group for the year ended 31st December, 2003. Our responsibility is to express our opinion on the financial statements based on the audit findings. It is the responsibility of the management to prepare the financial statements in accordance to the applicable accounting standards.

Our audit is conducted in accordance with "The Independent Auditing Guidelines for Certified Public Accountants" of the People's Republic of China (the "PRC") to provide assurance that the financial statements do not contain material misstatement. Our audit included such tests on the accounting records for the information disclosed, so as to assess the accounting policy and the accounting assumptions adopted by the management during the preparation of the financial statements. We believe our audit work has provided us with a reasonable basis to express our opinion.

核數師報告（續）
Auditors' Report (Continued)

我們認為，上述 貴集團和貴公司會計報表符合中華人民共和國國家頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允反映了 貴集團和 貴公司二零零三年十二月三十一日的財務狀況以及二零零三年度的經營成果和現金流量。

In our opinion, the above mentioned financial statements of the Company and the Group have been prepared in accordance with the "Accounting Standards for Business Enterprises" and the "Accounting Regulations for Business Enterprise" of the PRC, and present fairly, in all material aspects, the financial position of the Group and the Company as at 31st December, 2003 and the results of its operations and cash flows for the year ended 31st December, 2003.

普華永道中天會計師事務所有限公司

PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd.

許麗周
註冊會計師

Lizhou Xu
Certified Public Accountant

孔昱
註冊會計師

Yu Kong
Certified Public Accountant

二零零四年四月一日

1st April, 2004

合併資產負債表
Consolidated Balance Sheet

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)
於二零零三年十二月三十一日 As at 31st December, 2003

		附註 Note	2003 人民幣 RMB	2002 人民幣 RMB (附註40) (Note 40)
流動資產：	Current assets:			
貨幣資金	Cash and bank deposits	5	**932,900,408**	854,370,803
短期投資	Short term investments	34	**66,450,000**	76,640,000
應收票據	Bills receivable	6	**50,883,184**	65,899,125
應收賬款	Accounts receivable	7, 34	**165,204,439**	167,721,734
其他應收款	Other receivables	8, 34	**307,667,155**	241,222,559
預付賬款	Prepayments and deposits	9, 34	**134,349,330**	170,229,496
存貨	Inventories	10	**1,305,503,104**	1,223,807,108
待攤費用	Deferred expenses	11	**14,123,395**	13,749,025
流動資產合計	Total current assets		**2,977,081,015**	2,813,639,850
長期投資：	Long-term investments:			
長期股權投資	Long-term equity investments	4, 12	**(59,435,258)**	(120,157,680)
其中：合併價差	Including: Consolidation difference		**(99,419,846)**	(170,260,358)
長期債權投資	Long-term debt investments		**—**	34,366,631
長期投資合計	Total long-term investments		**(59,435,258)**	(85,791,049)
固定資產：	Fixed assets:			
固定資產原價	Fixed assets at cost	13	**8,639,564,734**	8,291,501,409
減：累計折舊	*Less:* Accumulated depreciation	13	**(3,390,796,250)**	(2,988,783,365)
固定資產淨值	Fixed assets, at net book value	13	**5,248,768,484**	5,302,718,044
減：固定資產減值準備	*Less:* Provision for impairment of fixed assets	13	**(124,758,450)**	(98,326,802)
固定資產淨額	Fixed assets, net	13	**5,124,010,034**	5,204,391,242
在建工程	Construction-in-progress	14	**214,991,772**	213,423,273
固定資產清理	Fixed assets in suspense		**527,005**	601,595
固定資產合計	Total fixed assets		**5,339,528,811**	5,418,416,110
無形資產及其他資產：	Intangible and other assets:			
無形資產	Intangible assets	15	**685,135,590**	716,614,284
長期待攤費用	Long-term deferred expenses	16	**6,084,362**	6,826,905
長期應收賬款	Long-term accounts receivable	7, 34	**53,808,142**	63,808,142
無形資產及其他資產合計	Total intangible and other assets		**745,028,094**	787,249,331
遞延稅項：	Deferred taxation:			
遞延稅款借項	Deferred tax assets		**—**	5,101,358
資產總計	Total assets		**9,002,202,662**	8,938,615,600

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人： *Legal representative:*	主管會計工作的負責人： *Chief financial officer:*	會計機構負責人： *Accounting supervisor:*
李桂榮	**孫玉國**	**于竹明**
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

合併資產負債表（續）
Consolidated Balance Sheet (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
於二零零三年十二月三十一日 As at 31st December, 2003

		附註 Note	2003 人民幣 RMB	2002 人民幣 RMB (附註40) (Note 40)
流動負債：	Current liabilities:			
短期借款	Short-term bank loans	17	**1,302,612,990**	2,669,481,347
應付票據	Bills payable	18	**525,449,509**	435,628,227
應付賬款	Accounts payable	19, 34	**646,912,821**	651,512,581
預收賬款	Advance from customers	19, 34	**129,067,846**	147,982,572
應付工資	Salary payables		**13,855,730**	12,502,898
應付福利費	Staff welfare payables		**27,733,911**	19,559,986
應付股利	Dividends payable		**1,100,000**	—
應交稅金	Taxes payable	20	**180,729,827**	119,487,658
其他應付款	Other payables	19, 34	**759,215,114**	711,642,115
其他應交款	Other liabilities		**4,083,608**	2,774,498
預提費用	Accruals	21	**62,851,607**	46,193,262
一年內到期的長期借款	Current portion of long-term loans	17	**61,385,555**	110,054,376
一年內到期的可轉換公司債券	Current portion of convertible bonds	22	**4,513,880**	—
流動負債合計	Total current liabilities		**3,719,512,398**	4,926,819,520
長期負債：	Long-term liabilities:			
長期借款	Long-term bank loans	17	**53,783,722**	90,643,520
可轉換公司債券	Convertible bonds	22	**939,156,300**	—
長期應付款	Long-term payable	34	**124,047,480**	—
長期負債合計	Total long-term liabilities		**1,116,987,502**	90,643,520
負債合計	Total liabilities		**4,836,499,900**	5,017,463,040
少數股東權益	Minority interests		**651,800,241**	723,798,958
股東權益：	Shareholders' equity:			
股本	Share capital	22, 23	**1,060,000,000**	1,000,000,000
資本公積	Capital reserve	24	**1,798,876,982**	1,575,971,750
盈餘公積	Surplus reserve	25	**395,164,057**	292,224,158
其中：法定公益金	Including: public welfare fund	25	**176,978,672**	129,569,582
未分配利潤	Unappropriated profits	26	**259,760,239**	328,828,477
外幣報表折算差額	Cumulative translation adjustment		**101,243**	329,217
股東權益合計	Total shareholders' equity		**3,513,902,521**	3,197,353,602
負債與股東權益總計	Total liabilities and shareholders' equity		**9,002,202,662**	8,938,615,600

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人：
Legal representative:
李桂榮
Li Gui Rong

主管會計工作的負責人：
Chief financial officer:
孫玉國
Sun Yu Guo

會計機構負責人：
Accounting supervisor:
于竹明
Yu Zhu Ming

資產負債表
Balance Sheet

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)
於二零零三年十二月三十一日 As at 31st December, 2003

		附註 Note	2003 人民幣 RMB	2002 人民幣 RMB (附註40) (Note 40)
流動資產：	Current assets:			
貨幣資金	Cash and bank deposits	5	**257,825,760**	279,656,206
短期投資	Short term investments	34	**1,693,587,616**	307,325,817
應收票據	Bills receivable	6	**5,454,500**	71,100,000
應收股利	Dividends receivable		**—**	10,675,440
應收賬款	Accounts receivable	7, 34	**173,908,573**	175,696,705
其他應收款	Other receivables	8, 34	**250,308,891**	543,500,751
預付賬款	Prepayments and deposits	9, 34	**16,793,506**	25,684,354
存貨	Inventories	10	**277,753,489**	269,435,098
待攤費用	Deferred expenses	11	**5,662,480**	3,630,557
流動資產合計	Total current assets		**2,681,294,815**	1,686,704,928
長期投資：	Long-term investments:			
長期股權投資	Long-term equity investments	4, 12	**1,629,446,381**	1,627,507,671
長期債權投資	Long-term debt investments		**—**	34,363,631
長期投資合計	Total long-term investments		**1,629,446,381**	1,661,871,302
固定資產：	Fixed assets:			
固定資產原價	Fixed assets at cost	13	**1,991,468,752**	1,976,907,517
減：累計折舊	*Less:* Accumulated depreciation	13	**(1,026,501,139)**	(948,475,228)
固定資產淨值	Fixed assets, at net book value	13	**964,967,613**	1,028,432,289
減：固定資產減值準備	*Less:* Provision for impairment of fixed assets	13	**(6,890,750)**	(8,000,000)
固定資產淨額	Fixed assets, net	13	**958,076,863**	1,020,432,289
在建工程	Construction-in-progress	14	**68,347,365**	70,009,020
固定資產合計	Total fixed assets		**1,026,424,228**	1,090,441,309
無形資產及其他資產：	Intangible and other assets:			
無形資產	Intangible assets	15	**150,514,709**	152,167,569
長期待攤費用	Long-term deferred expenses	16	**2,579,200**	2,980,400
長期應收賬款	Long-term accounts receivable	7, 34	**53,808,142**	63,808,142
無形資產及其他資產合計	Total intangible and other assets		**206,902,051**	218,956,111
遞延稅項：	Deferred taxation:			
遞延稅款借項	Deferred tax assets		**—**	5,101,358
資產總計	Total assets		**5,544,067,475**	4,663,075,008

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人： *Legal representative:*	主管會計工作的負責人： *Chief financial officer:*	會計機構負責人： *Accounting supervisor:*
李桂榮 **Li Gui Rong**	**孫玉國** **Sun Yu Guo**	**于竹明** **Yu Zhu Ming**

資產負債表（續）
Balance Sheet (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
於二零零三年十二月三十一日 As at 31st December, 2003

		附註 Note	2003 人民幣 RMB	2002 人民幣 RMB (附註40) (Note 40)
流動負債：	Current liabilities:			
短期借款	Short-term bank loans	17	**579,369,000**	946,000,000
應付票據	Bills payable	18	**99,384,500**	124,375,903
應付賬款	Accounts payable	19, 34	**105,475,575**	97,174,668
預收賬款	Advances from customers	19, 34	**52,082,206**	42,701,886
應付福利費	Staff welfare payables		**(7,687,456)**	(11,579,431)
應付股利	Dividends payable		**1,100,000**	—
應交税金	Taxes payable	20	**45,168,436**	(3,180,514)
其他應付款	Other payables	19, 34	**115,926,175**	139,991,434
其他應交款	Other liabilities		**949,758**	97,016
預提費用	Accruals	21	**18,356,098**	10,383,517
一年內到期的長期借款	Current portion of long-term loans	17	**25,147,237**	35,515,661
一年內到期的可轉換公司債券	Current portion of convertible bonds	22	**4,513,880**	—
流動負債合計	Total current liabilities		**1,039,785,409**	1,381,480,140
長期負債：	Long-term liabilities:			
長期借款	Long-term bank loans	17	**23,564,000**	48,218,934
可轉換公司債券	Convertible bonds	22	**939,156,300**	—
長期負債合計	Total long-term liabilities		**962,720,300**	48,218,934
負債合計	Total liabilities		**2,002,505,709**	1,429,699,074
股東權益：	Shareholders' equity:			
股本	Share capital	22, 23	**1,060,000,000**	1,000,000,000
資本公積	Capital reserve	24	**1,848,616,082**	1,625,710,850
盈餘公積	Surplus reserve	25	**273,292,581**	224,236,461
其中：法定公益金	Including: public welfare fund	25	**122,011,680**	97,483,620
未分配利潤	Unappropriated profits	26	**359,653,103**	383,428,623
股東權益合計	Total shareholders' equity		**3,541,561,766**	3,233,375,934
負債與股東權益總計	Total liabilities and shareholders' equity		**5,544,067,475**	4,663,075,008

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人：	主管會計工作的負責人：	會計機構負責人：
Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
李桂榮	**孫玉國**	**于竹明**
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

合併利潤及利潤分配表
Consolidated Statement of Income and Profit Appropriation

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣 RMB	2002 人民幣 RMB (附註40) (Note 40)
主營業務收入	Turnover	27, 34	**7,507,959,058**	6,936,734,126
減：主營業務成本	*Less:* Cost of sales	27, 34	**(4,326,079,119)**	(4,057,998,053)
主營業務稅金及附加	Sales tax and surcharges	28	**(794,174,167)**	(715,461,433)
主營業務利潤	Gross profit		**2,387,705,772**	2,163,274,640
加：其他業務利潤	*Add:* Profit from other operations	29	**17,408,305**	15,252,281
減：營業費用	*Less:* Selling expenses		**(1,265,814,141)**	(1,129,830,493)
管理費用	General and administrative expenses		**(623,973,170)**	(585,462,839)
財務費用淨額	Finance expenses, net	30	**(105,804,028)**	(138,061,671)
營業利潤	Operating profit		**409,522,738**	325,171,918
加：投資收益	*Add:* Investment income	31	**13,902,096**	21,788,339
補貼收入	Subsidy income	32	**62,885,064**	96,812,054
營業外收入	Non-operating income	33	**15,590,708**	7,061,072
減：營業外支出	*Less:* Non-operating expenses	33	**(75,688,418)**	(73,384,088)
利潤總額	Profit before tax		**426,212,188**	377,449,295
減：所得稅	*Less:* Income tax		**(135,587,139)**	(109,916,312)
少數股東損益	Minority interests		**(36,753,388)**	(36,875,598)
淨利潤	Net profit		**253,871,661**	230,657,385
加：年初未分配利潤	*Add:* Unappropriated profits brought forward		**328,828,477**	289,964,360
可分配利潤	Unappropriated profits		**582,700,138**	520,621,745
減：提取法定盈餘公積金	*Less:* Transfer to surplus reserve	25	**(55,530,809)**	(42,804,520)
提取法定公益金	Transfer to public welfare fund	25	**(47,409,090)**	(38,988,748)
可供股東分配利潤	Profits distributable to shareholders		**479,760,239**	438,828,477
減：股利分配	*Less:* Dividends		**(220,000,000)**	(110,000,000)
未分配利潤	Unappropriated profits carried forward		**259,760,239**	328,828,477

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人： *Legal representative:*	主管會計工作的負責人： *Chief financial officer:*	會計機構負責人： *Accounting supervisor:*
李桂榮 **Li Gui Rong**	**孫玉國** **Sun Yu Guo**	**于竹明** **Yu Zhu Ming**

利潤及利潤分配表
Statement of Income and Profit Appropriation

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣 RMB	2002 人民幣 RMB (附註40) (Note 40)
主營業務收入	Turnover	34	**2,501,961,708**	2,239,563,616
減：主營業務成本	*Less:* Cost of sales	34	**(1,479,021,551)**	(1,300,509,858)
主營業務稅金及附加	Sales tax and surcharges	28	**(130,468,140)**	(129,609,561)
主營業務利潤	Gross profit		**892,472,017**	809,444,197
加：其他業務利潤	*Add:* Profit from other operations	29	**6,273,839**	1,707,787
減：營業費用	*Less:* Selling expenses		**(401,214,941)**	(290,180,956)
管理費用	General and administrative expenses		**(171,977,938)**	(185,898,311)
財務費用淨額	Finance expenses, net	30	**(43,595,347)**	(59,064,501)
營業利潤	Operating profit		**281,957,630**	276,008,216
加：投資收益	*Add:* Investment income	31	**24,768,945**	8,193,109
營業外收入	Non-operating income	33	**1,134,132**	347,683
減：營業外支出	*Less:* Non-operating expenses	33	**(12,008,808)**	(13,986,000)
利潤總額	Profit before tax		**295,851,899**	270,563,008
減：所得稅	*Less:* Income tax		**(50,571,299)**	(47,308,906)
淨利潤	Net profit		**245,280,600**	223,254,102
加：年初未分配利潤	*Add:* Unappropriated profits brought forward		**383,428,623**	314,825,341
可分配利潤	Unappropriated profits		**628,709,223**	538,079,443
減：提取法定盈餘公積金	*Less:* Transfer to surplus reserve	25	**(24,528,060)**	(22,325,410)
提取法定公益金	Transfer to public welfare fund	25	**(24,528,060)**	(22,325,410)
可供股東分配利潤	Profits distributable to shareholders		**579,653,103**	493,428,623
減：股利分配	*Less:* Dividends		**(220,000,000)**	(110,000,000)
未分配利潤	Unappropriated profits carried forward		**359,653,103**	383,428,623

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人：	主管會計工作的負責人：	會計機構負責人：
Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
李桂榮	**孫玉國**	**于竹明**
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

合併現金流量表
Consolidated Cash Flow Statement

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣 RMB
經營活動產生的現金流量：	Cash Flow from Operating Activities:		
銷售商品、提供勞務收到的現金	Cash received from sales of goods and rendering of services		8,692,193,560
收到的稅費返還	Refund of taxes		73,973,859
收到的其他與經營活動有關的現金	Cash received relating to other operating activities		545,544,687
現金流入小計	Sub-total of cash inflows		9,311,712,106
購買商品、接受勞務支付的現金	Cash paid for purchases of goods and services		(4,816,384,696)
支付給職工以及為職工支付的現金	Cash paid for salaries and on behalf of employees		(586,847,730)
支付的各項稅費	Cash paid for various taxes		(1,536,007,556)
支付的其他與經營活動有關的現金	Cash paid relating to other operating activities	35	(1,234,511,064)
現金流出小計	Sub-total of cash outflows		(8,173,751,046)
經營活動產生的現金流量淨額	Net cash flow from operating activities	(a)	1,137,961,060
投資活動產生的現金流量：	Cash Flow from Investing Activities:		
收回投資所收到的現金	Proceeds from realisation of investments		150,000
取得投資利益所收到的現金	Returns on investment		150,493
處置固定資產而收回的現金淨額	Proceeds from disposal of fixed assets		47,403,119
收到的其他與投資活動有關的現金	Cash received relating to other investing activities		4,020,296
現金流入小計	Sub-total of cash inflows		51,723,908
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金	Cash paid to acquire fixed assets, construction-in-progress, intangible assets and other long-term assets		(467,672,727)
投資所支付的現金	Cash paid for investment		(86,101,319)
支付的其他與投資活動有關的現金	Cash paid relating to other investing activities		(25,433,169)
現金流出小計	Sub-total of cash outflows		(579,207,215)
投資活動產生的現金流量淨額	Net cash used in investing activities		(527,483,307)

合併現金流量表（續）
Consolidated Cash Flow Statement (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣 RMB
籌資活動產生的現金流量：	Cash Flow from Financing Activities:		
吸收投資所收到的現金	Cash received from capital contribution		300,011,438
發行債券所收到的現金	Proceeds from issuance of convertible bonds		937,020,942
借款所收到的現金	Cash received from borrowings		2,771,878,147
由股東借款所收到的現金	Loan from a shareholder		124,047,480
收到的其他與籌資活動有關的現金	Cash received relating to other financing activities		17,872,787
現金流入小計	Sub-total of cash inflows		4,150,830,794
償還債務所支付的現金	Repayment of borrowings		(4,231,355,630)
分配股利、利潤和償付利息所支付的現金	Cash payment for interest expenses and distribution of dividends or profits		(376,843,171)
支付的其他與籌資活動有關的現金	Cash paid relating to other financing activities		(77,471,646)
現金流出小計	Sub-total of cash outflows		(4,685,670,447)
籌資活動產生的現金流量淨額	Net cash used in financing activities		(534,839,653)
匯率變動對現金的影響	Effect of changes in exchange rate on cash		(54,537)
現金淨增加額	Net increase in Cash	*(c)*	75,583,563

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人：	*主管會計工作的負責人：*	*會計機構負責人：*
Legal representative:	*Chief financial officer:*	*Accounting supervisor:*
李桂榮	**孫玉國**	**于竹明**
Li Gui Rong	**Sun Yu Guo**	**Yu Zhu Ming**

合併現金流量表（續）
Consolidated Cash Flow Statement (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		2003 人民幣 *RMB*
(a) 將淨利潤調節為經營活動的現金流量：	Reconciliation of Net Profit to Cash Flow from Operating Activities:	
淨利潤	Net profit	**253,871,661**
少數股東損益	Profit of minority shareholders	**36,753,388**
計提資產減值準備	Provision for impairment of assets	**68,013,221**
固定資產折舊	Depreciation of fixed assets	**497,315,868**
無形資產攤銷	Amortisation of intangible assets	**34,866,211**
長期待攤費用攤銷	Amortisation of long-term deferred expenses	**2,091,763**
預提費用增加	Increase in accruals	**16,658,345**
待攤費用增加	Increase in deferred expenses	**(374,370)**
處置固定資產的損失	Loss on disposal of fixed assets	**12,645,279**
財務費用	Finance expenses	**122,332,599**
投資收益	Investment income	**(13,902,096)**
存貨的增加	Increase in inventories	**(84,246,124)**
遞延税款借項減少	Decrease in deferred tax assets	**5,101,358**
經營性應收項目的增加	Increase in operating receivable items	**(16,932,420)**
經營性應付項目的增加	Increase in operating payable items	**203,766,377**
經營活動產生的現金流量淨額	Net cash flows from operating activities	**1,137,961,060**
(b) 不涉及現金收支的投資和籌資活動：	Non-cash Investing and Financing Activities:	
債務豁免	Exemption from settlement of liabilities	**1,237,116**
接收客戶固定資產以抵償部份應收賬款	Fixed assets received from customers to settle accounts receivable	**800,000**
(c) 現金淨增加額：	Net increase in Cash:	
現金及銀行存款的年末餘額	Cash and bank balances, end of year	**837,749,627**
減：現金及銀行存款的年初餘額	*Less:* Cash and bank balances, beginning of year	**(762,166,064)**
現金淨增加額	Net increase in Cash	**75,583,563**

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人： *Legal representative:*	主管會計工作的負責人： *Chief financial officer:*	會計機構負責人： *Accounting supervisor:*
李桂榮 **Li Gui Rong**	**孫玉國** **Sun Yu Guo**	**于竹明** **Yu Zhu Ming**

現金流量表
Cash Flow Statement

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣 RMB
經營活動產生的現金流量：	Cash Flow from Operating Activities:		
銷售商品、提供勞務收到的現金	Cash received from sales and rendering of services		3,064,060,503
收到的稅費返還	Refund of taxes		15,378,237
收到的其他與經營活動有關的現金	Cash received relating to other operating activities		169,729,028
現金流入小計	Sub-total of cash inflows		3,249,167,768
購買商品、接受勞務支付的現金	Cash paid for purchases of goods and services		(1,928,743,426)
支付給職工以及為職工支付的現金	Cash paid for salaries and on behalf of employees		(158,154,006)
支付的各項稅費	Cash paid for various taxes		(307,304,569)
支付的其他與經營活動有關的現金	Cash paid relating to other operating activities	35	(257,408,812)
現金流出小計	Sub-total of cash outflows		(2,651,610,813)
經營活動產生的現金流量淨額	Net cash flow from operating activities	(a)	597,556,955
投資活動產生的現金流量：	Cash Flow from Investing Activities:		
收回投資所收到的現金	Proceeds from realisation of investments		6,809,990
取得投資利益所收到的現金	Returns on investment		191,511,746
處置固定資產而收回的現金淨額	Proceeds from disposal of fixed assets		30,497,805
收到的其他與投資活動有關的現金	Cash received relating to other investing activities		55,412,289
現金流入小計	Sub-total of cash inflows		284,231,830
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金	Cash paid to acquire fixed assets, construction-in-progress intangible assets and other long-term assets		(83,667,344)
投資所支付的現金	Cash paid for investments		(50,344,001)
支付的其他與投資活動有關的現金	Cash paid relating to other investing activities		(1,336,760,000)
現金流出小計	Sub-total of cash outflows		(1,470,771,345)
投資活動產生的現金流量淨額	Net cash used in investing activities		(1,186,539,515)

現金流量表（續）
Cash Flow Statement (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		附註 Note	2003 人民幣 RMB
籌資活動產生的現金流量：	Cash Flow from Financing Activities:		
吸收投資所收到的現金	Cash received from capital contribution		295,599,438
發行債券所收到的現金	Proceeds from issuance of convertible bonds		937,020,942
借款所收到的現金	Cash received from borrowings		869,384,000
收到的其他與籌資活動有關的現金	Cash received relating to other financing activities		633,206
現金流入小計	Sub-total of cash inflows		2,102,637,586
償還債務所支付的現金	Repayment of borrowings		(1,265,729,735)
分配股利、利潤和償付利息所支付的現金	Cash payment for interest expenses and distribution of dividends or profits		(248,585,304)
支付的其他與籌資活動有關的現金	Cash paid relating to other financing activities		(19,969,733)
現金流出小計	Sub-total of cash outflows		(1,534,284,772)
籌資活動產生的現金流量淨額	Net cash flow from financing activities		568,352,814
匯率變動對現金的影響	Effect of changes in exchange rate on cash		(200,700)
現金淨減少額	Net decrease in Cash	(c)	(20,830,446)

後附會計報表附註為本會計報表的組成部份。

The accompanying notes form an integral part of these financial statements.

企業負責人：
Legal representative:
李桂榮
Li Gui Rong

主管會計工作的負責人：
Chief financial officer:
孫玉國
Sun Yu Guo

會計機構負責人：
Accounting supervisor:
于竹明
Yu Zhu Ming

現金流量表（續）
Cash Flow Statement (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
截至二零零三年十二月三十一日止年度 For the year ended 31st December, 2003

		2003 人民幣 *RMB*
(a) 將淨利潤調節為經營活動的現金流量：	Reconciliation of Net Profit to Cash Flow from Operating Activities:	
淨利潤	Net profit	245,280,600
計提資產減值準備	Provision for impairment of assets	14,658,532
固定資產折舊	Depreciation of fixed assets	113,893,921
無形資產攤銷	Amortisation of intangible assets	4,786,057
長期待攤費用攤銷	Amortisation of long-term deferred expenses	401,200
預提費用增加	Increase in accruals	7,972,581
待攤費用增加	Increase in deferred expenses	(2,031,923)
處置固定資產的損失	Loss on disposal of fixed assets	4,339,107
財務費用	Finance expenses	40,966,068
投資收益	Investment income	(24,768,945)
存貨的增加	Increase in inventories	(8,318,391)
遞延税款借項減少	Decrease in deferred tax assets	5,101,358
經營性應收項目的減少	Decrease in operating receivable items	173,730,512
經營性應付項目的增加	Increase in operating payable items	21,546,278
經營活動產生的現金流量淨額	Net cash flow from operating activities	597,556,955
(b) 不涉及現金收支的投資和籌資活動	Non-cash Investing and Financing activities:	
債務豁免	Exemption from settlement of liabilities	1,237,116
接收客戶固定資產以抵償部份應收賬款	Fixed assets received from customers to settle accounts receivable	800,000
(c) 現金淨減少額：	Net decrease in Cash:	
現金及銀行存款的年末餘額	Cash and bank balance, end of year	229,825,760
減：現金及銀行存款的年初餘額	*Less:* Cash and bank balance, beginning of year	(250,656,206)
現金淨減少額	Net decrease in Cash	(20,830,446)

後附會計報表附註為本會計報表的組成部份。 The accompanying notes form an integral part of these financial statements.

企業負責人：
Legal representative:
李桂榮
Li Gui Rong

主管會計工作的負責人：
Chief financial officer:
孫玉國
Sun Yu Guo

會計機構負責人：
Accounting supervisor:
于竹明
Yu Zhu Ming

會計報表附註
Notes to the Financial Statements
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

1. 公司簡介

青島啤酒股份有限公司(以下簡稱「本公司」)於一九九三年六月十六日在中華人民共和國(以下簡稱「中國」)成立,並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司上市,而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

於二零零二年十月二十一日,本公司與安海斯 — 布希國際控股有限公司(Anheuser — Busch Companies Inc.)(「A-B公司」)簽訂一項《戰略性投資協議》,本公司將分期向A-B公司發行強制性轉股的可轉換公司債券,作價共約港幣1,416,195,000元(折合約人民幣1,507,990,000元);全數換股後A-B公司將持有本公司約27%的股權。本公司於本年度收到A-B公司認購本公司發行的可轉換公司債券的部份款項合共約1,162,057,000港元(折合約人民幣1,237,155,000元),而其中約280,800,000港元(折合約人民幣297,999,000元)可轉換公司債券已於本年內轉換成60,000,000股新增H股。其餘約254,138,000港元(折合約人民幣270,835,000元)已於二零零四年三月三十一日收到。詳情請參閱附註22及23。

本公司及其附屬公司(合稱「本集團」)的主要業務為生產及銷售啤酒。

本公司的控股子公司及聯營公司已詳列於本報告附註4。

1. COMPANY BACKGROUND AND OPERATIONS

Tsingtao Brewery Company Limited (referred as the "Company" below) was established in the People's Republic of China (referred as the "PRC" below) on 16th June, 1993 and it obtained the business license of a Sino-foreign Joint Stock Company on 27th December, 1995. The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 15th July, 1993 and its A shares were listed on The Shanghai Stock Exchange on 27th August, 1993.

On 21st October, 2002, the Company signed a strategic investment agreement (the "Strategic Investment Agreement") with Anheuser-Busch Companies, Inc. ("A-B Company"), pursuant to which the Company is obliged to issue several tranches of mandatory convertible bonds ("CB") to A-B Company, amounting to approximately HK$1,416,195,000 (equivalent to approximately RMB1,507,990,000). Upon full conversion of the CB, the equity holding of A-B Company in the Company will increase to approximately 27%. During the year, approximately HK$1,162,057,000 (equivalent to approximately RMB1,237,155,000) of the CB were issued and the related proceeds were received from A-B Company, out of which approximately HK$280,800,000 (equivalent to approximately RMB297,999,000) of the CB had been converted into 60,000,000 new H-shares as at 31st December, 2003. The remaining balance of the CB of approximately HK$254,138,000 (equivalent to approximately RMB270,835,000) was received on 31st March, 2004. More details are set out in Note 22 and Note 23.

The Company and its subsidiaries (collectively referred to as the "Group") is principally engaged in the production and distribution of beer products.

Details of subsidiaries of the Company are detailed in Note 4.

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

2. 重大會計政策變更

2. CHANGE OF PRINCIPAL ACCOUNTING POLICY

本集團自二零零三年七月一日起採用修訂的《企業會計準則 — 資產負債表日後事項》。採用該修訂的準則以前，現金股利於董事會制訂利潤分配方案的所屬期間從股東權益轉出並確認為負債，二零零三年七月一日以後，現金股利於股東大會批准利潤分配方案的期間確認為負債。新修訂之《企業會計準則》對二零零二年會計報表之影響如下：

The Group has adopted the revised "Accounting Standards for Business Enterprises-Event Occurring After the Balance Sheet Date" from 1st July, 2003 onwards. Prior to the adoption of the revised standard, proposed dividend was recognised as a liability in the balance sheet even it was declared after the balance sheet date. After 1st July, 2003, dividend payable to shareholders is recognised in the period when the distribution plan is approved by the shareholders' meeting. The effect of the revised Accounting Standards for Business Enterprises on the accounts of 2002 are as follows:

		集團 Group	公司 Company
年初未分配利潤增加	Increase in the unappropriated profit brought forward	110,000,000	110,000,000
年末未分配利潤增加	Increase in the unappropriated profit carried forward	220,000,000	220,000,000
應收股利減少	Decrease in dividends receivable	—	180,040,000
應付股利減少	Decrease in dividends payable	299,592,776	220,000,000
長期股權投資增加	Increase in long term equity investments	—	180,040,000

3. 會計政策、會計估計和合併會計報表的編製方法

3. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(a) 會計報表的編製基礎

(a) Basis of preparation of financial statements

本會計報表按照中華人民共和國國家頒佈的企業會計準則和《企業會計制度》及其相關規定編製。(合稱「中國會計準則」)

The accounts have been prepared in accordance with the Accounting Standards for Business Enterprises and "the Accounting Regulations for Business Enterprises" and related regulations (collectively referred as "PRC GAAP"), promulgated by the Central Government of the PRC.

(b) 會計期間

(b) Financial year

本集團會計年度為公曆一月一日起至十二月三十一日止。

The financial year runs from 1st January to 31st December of each calendar year.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(c) 記賬基礎和計價原則

以權責發生制為記賬基礎。除本公司在改制為股份有限公司時進行評估的部份資產按國有資產管理部門確認後的評估值入賬外，資產按實際成本入賬。如果以後發生資產減值，則計提相應的減值準備。

(c) Basis of recording and measurement bases

The books and records are maintained on an accrual basis. Apart from those assets which were recorded at the revalued amount approved by the State-owned Assets Administration Bureau upon the reorganization of the Company into a Joint Stock Company, all assets are stated at costs. If assets impairment is identified, provision for impairment is recognised in the income statement.

(d) 記賬本位幣、外幣業務核算方法和外幣會計報表的折算方法

本公司以人民幣為記賬本位幣。本會計報表的編製金額單位為人民幣元。

外幣業務按業務發生當日中國人民銀行公佈的基準匯價折合為人民幣入賬。於資產負債表日以外幣為單位的貨幣性資產和負債按中國人民銀行公佈的該日基準匯價折算為人民幣，所產生的折算差額除了和固定資產購建期間因專門外幣資金借貸相關的匯兑損益按資本化的原則處理外，直接記入當期損益。

外幣資產負債表中的所有資產、負債項目均按資產負債表報告日中國人民銀行公佈的基準匯價折算為人民幣，股東權益項目除未分配利潤項目外均按業務發生當日中國人民銀行公佈的基準匯價折算，未分配利潤項目以折算後利潤分配表中該項目的金額列示；利潤表按年度平均匯價折算，由此折算產生的差異列入折算後資產負債表的外幣報表折算差額項目內。現金流量表中所有項目均按資產負債表日的基準匯價折算為人民幣。

(d) Reporting currency and foreign currency translation

The Company maintains its books and records in Renminbi (RMB). The amounts of the financial statements are expressed in RMB.

Foreign currency transactions are translated into RMB at the exchange rates stipulated by the People's Bank of China prevailing at the transaction date. As of balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rate stipulated by the People's Bank of China prevailing at the balance sheet date. Except for the capitalised exchange gains or losses arising from specific loan for the purchases of assets, all exchange gains or losses are dealt with in the profit and loss account.

All assets and liabilities denominated in foreign currencies on the balance sheets are translated at the exchange rates stipulated by the People's Bank of China prevailing at the balance sheet date; shareholders' equity (except unappropriated profits) are translated at exchange rates stipulated by the People's Bank of China prevailing at the transaction date; unappropriated profits are recorded based on the amount stated on the profit and loss account after translation adjustments; profit and loss account items are translated at the average applicable rates during the year. Exchange differences arising from such translations are dealt with in the cumulative translation adjustment account on the translated balance sheet. All items in cash flow statements are translated at the exchange rates prevailing at the balance sheet date.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(e) 現金及現金等價物

列示現金流量表中的現金包括庫存現金和可以隨時用於支付的銀行存款。

現金等價物是指持有的期限不超過三個月、流動性強、易於轉換為已知金額及價值變動風險很小的投資。

三個月以上的定期存款及受到限制的銀行存款 ，不作為現金流量表中的現金等價物列示。

(e) Cash and cash equivalents

Cash, which is shown in the cash flow statements, represents cash on hand and deposits with banks and other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less that are subject to an insignificant risk of change in value.

Fixed deposits with maturity over three months and the restricted bank deposits are not regarded as cash and cash equivalents in the cash flow statements.

(f) 短期投資

短期投資主要為委託貸款。委託貸款是指委託金融機構向其他企業貸出的款項，所有委託貸款均於一年內到期；對按期計提的利息到付息期不能收回的，停止繼續計提，並沖回已計提的部份。

(f) Short-term investments

Short-term investments mainly represent entrusted loans. Entrusted loans are loans entrusted to financial institutions for lending to other parties, the terms of all entrusted loans are current. When the accrued interest income are due but not being received, further accruals will cease to be made and interest income previously accrued is reversed.

(g) 應收款項及壞賬準備

應收款項指應收賬款及其他應收款。本集團對可能發生的壞賬損失採用備抵法核算。應收款項以實際發生額減去壞賬準備後的淨額列示。應收賬款包括應收關聯方款項及應收非關聯方款項。

(g) Receivables and provision for bad debts

Receivables represent accounts receivable and other receivables. The Group adopts the "allowance method" in accounting for potential bad debts. The net receivables are presented in the financial statements based on the actual receivable balance net of the provision balance. The accounts receivable balances include balances due from both related parties and non-related parties.

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

本集團對可能發生的壞賬損失按年末應收款項餘額(包括應收關聯方金額)之可回收性計提壞賬準備。管理層採用賬齡分析法及根據以往的經驗、債務單位的財務及實際經營情況合理地估計是否須計提壞賬準備。在扣除管理層認為無回收問題的應收款項後，對其餘應收款項按賬齡一年至二年及二年以上的分別計提50%及100%的一般性壞賬準備。

The Group determines the amount of bad debt losses on ending receivable balances as at year end (including balances due from related parties). Management determines the needs of such provision based on aging analysis, past experience and financial and operating situations of the customers. Excluding the receivable balances which management considers with no collectibility problem, general bad debt provision of 50% and 100% are made for receivable balances aged within 1 to 2 years and over 2 years, respectively.

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤銷、破產、資不低債或現金流量嚴重不足等，確認為壞賬，並沖銷已提取的相應壞賬準備。

When there is any evidence indicating that the accounts receivable balances become uncollectible, for instance, when the debtors suffer from liquidation, bankruptcy, having net liabilities or inadequate cash flow, bad debts are recognised and the balances are written off in that period against the corresponding provision for bad debts that has previously been made for these balances.

(h) 存貨

(h) Inventories

存貨包括原材料、在產品、產成品、低值易耗品和包裝物等，按成本與可變現淨值孰低列示。

Inventories, mainly including raw materials, work-in-progress, packaging materials, auxiliary materials, low value consumables and finished goods, are stated at the lower of cost and net realisable value.

存貨於取得時按實際成本入賬。原材料和產成品的成本按加權平均法計算，低值易耗品及部份包裝物按1-5年使用年限採用直線法攤銷列作當年生產費用。在產品及產成品成本包括原材料，直接工資及按正常生產能力下適當百分比分攤的所有間接生產費用。可變現淨值按正常生產經營過程中，以存貨的估計售價減去至完工估計將要發生的成本、估計銷售費用及相關稅金後的金額確定。

The inventory acquired is recorded at actual cost. The costs of raw materials and finished goods are calculated on weighted average basis, while the low-value consumables and certain packaging materials are amortised into expenses over their estimated useful lives of 1-5 years using straight-line method. The cost of work-in-process and finished goods include the costs of raw materials, direct labour and indirect production costs allocated based on appropriate percentages of total indirect production costs under normal production capacity. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated expenses and related taxes necessary to make the sales.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

存貨一經出售，其賬面價值在相應收入的確認期間內即被確認為成本。存貨跌價減值或存貨損失的金額在減值或損失發生的當期確認為費用。若此後存貨的淨變現價值有所增加，則應將以前已確認的存貨減值轉回，並於轉回當期作為費用的減少。

When inventories are sold, the carrying amount of those inventories is recognised as a cost in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

存貨的盤存採用永續盤存制。

The Group and the Company adopts the perpetual inventory system.

(i) 長期投資

(i) Long-term investments

長期投資

Long-term investments

長期投資包括本公司對子公司、合營企業和聯營企業的股權投資及其他準備持有超過一年的股權投資、不能或不準備隨時變現的債券和其他尚未變現的債權投資。

Long-term investments include investments in subsidiaries, joint ventures and associated companies and other investments which are expected to be held for a period over one year and bonds or other debt investments which are not readily realised.

(i) 子公司是指本公司直接或間接擁有其50%以上(不含50%)的表決權資本、或者是有權決定其財務和經營政策的被投資單位；合營企業是指本公司與其他合營者能共同控制的被投資單位，任何一方均沒有單方面的控制權；聯營企業一般是指本公司佔該企業表決權資本總額的20%以上(不含20%)至50%以下(不含50%)、或對其財務和經營決策有重大影響的被投資單位。

(i) Subsidiary refers to company which the Company holds, directly or indirectly, more than 50% of its voting share capital or has control over its financial and operating policies. Joint Venture refers to company which is jointly controlled by the Company and other investors, with neither of them having a dominant control. Associated company refers to company which the Company holds, directly or indirectly, between 20% to 50% exclusive, of its voting share capital or has substantial influence over its financial and operating policies.

(ii) 長期股權投資的成本按投資時實際支付的價款或按投出非現金資產的賬面價值加上相關稅費入賬。本公司對子公司、合營企業和聯營企業的長期股權投資，採用權益法核算；對其他準備持有超過一年的股權投資採用成本法核算。

(ii) The carrying amount of long term equity investment is the actual cost of the investment or the book value of the non-monetary assets given up together with the related tax expenses. The Company has adopted the equity method to account for its long term equity investment in subsidiaries, joint ventures and associated companies. For other investments which the Company intends to hold for more than one year, they are accounted for using the cost method.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(iii)二零零三年三月十七日前發生的長期股權投資採用權益法核算時，初始投資成本與應享有被投資單位所有者權益份額之間的差額，採用直線法按10年攤銷。二零零三年三月十七日後發生的長期股權投資採用權益法核算時，初始投資成本小於應享有被投資單位所有者權益份額的差額，作為資本公積；初始投資成本大於應享有被投資單位所有者權益份額的差額，採用直線法按10年攤銷。

(iii)For the long term equity investment accounted for using equity method before 17th March, 2003, the difference between the initial investment cost and the share of equity in the investee is amortised over 10 years using the straight line method. For investments made after 17th March, 2003, the initial investment cost which is less than the share of equity in the investee is recognised as share premium. If the initial investment cost is greater than the share of equity in the investee company, the difference is amortised over 10 years using the straight line method.

(iv)採用權益法核算時，投資損益按應享有或應分擔的被投資企業當年實現的淨利潤或發生的淨虧損的份額確認，在被投資企業宣告分派股利時相應沖減長期股權投資。採用成本法核算時，投資收益在被投資企業宣告分派股利時確認。

(iv) When the investment is accounted for using the equity method, investment income (loss) recognised by the Group is the share of the current year's profit (loss) in the investee. Dividends declared by the investee company are offset against the long term equity investment costs. When the investment is accounted for using the cost method, investment income is recognised by the Group upon the declaration of dividends by the investee company.

長期投資減值準備

Provision for impairment of long-term investments

長期投資由於市價持續下跌或被投資企業經營狀況惡化等原因導致其可收回金額低於賬面價值，並且有關降低的價值在可預計的未來期間內不可能恢復，本集團按可收回金額低於長期投資賬面價值的差額，計提長期投資減值準備。

Provision for impairment of long-term investments is made when the recoverable amount of the investments is lower than their carrying amounts due to continuous decrease in their market price or deterioration of the operating results of these companies and these conditions are not expected to recover in the foreseeable future. Provision for diminution in value of long-term investments is made based on the differences between the recoverable amounts and the carrying amounts of the long-term investments.

(j) 固定資產及折舊

(j) Fixed assets and depreciation

固定資產包括為生產商品或經營管理而持有的使用年限在一年以上的房屋、建築物(包括土地使用權)、機器、運輸工具及其他設備等。

Fixed assets includes buildings (including land use rights), plant and machinery, motor vehicles and other equipment, utensils and tools related to production and management with useful lives over 1 year.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

購置或新建的固定資產按取得時的成本作為入賬價值。對本公司改組為股份制公司時進行評估的固定資產，按原有股東所同意而經中國國家國有資產管理局確認後的評估值作為入賬價值。固定資產投入使用後發生的日常維修及保養支出於發生當年度予以費用化；具有未來經濟效益的重大改良及更新支出則予以資本化。

Fixed assets purchased or constructed are recorded at cost. The revalued amount is determined based on the asset valuation undertaken by the Company upon its reorganisation into a joint stock company subject to the approval by the shareholders of the company and confirmation from the state-owned Assets Administration Bureau of the PRC. Normal maintenance costs, repairs and overhaul expenditures incurred after the fixed assets have been put into operation are charged to the profit and loss account in the period in which they are incurred. Costs incurred for significant improvement and renewals, which have resulted in an increase in future economic benefits, are capitalised as additional costs of the fixed asset.

固定資產折舊採用直線法並按其入賬價值減去預計淨殘值後在預計使用年限內計提。如已對固定資產計提了減值準備，則按該固定資產的賬面價值及尚可使用年限重新確定折舊率和折舊額。固定資產的預計使用年限、淨殘值率及年折舊率列示如下：

Depreciation is provided on a straight-line basis to write off the cost of the assets over their estimated useful lives, after taking into account their estimated residual value. For those assets which have been provided for impairment, depreciation rate and the depreciation amount are re-determined based on the restated net book values. The estimated useful lives, residual value rate and annual depreciation rate of fixed assets are as follows:

		預計使用年限 Estimated Useful Lives	預計淨殘值率 Estimated residual value	年折舊率 Annual depreciation rate
房屋及建築物	Land and buildings			
一成本	— at cost	20-40 years	3%	2.4% — 4.9%
一土地使用權	— Land use rights	50 years	0%	2%
機器設備	Plant and machinery	5-14 years	3%	6.9% — 19.4%
運輸設備	Motor vehicles	5-12 years	3%	8.1% — 19.4%
其他設備	Other equipment	5-10 years	3%	9.7% — 19.4%

本集團於資產負債表日，對固定資產進行全面檢查，如果由於市價持續下跌，或技術陳舊、損壞，長期閒置等原因導致其可收回金額低於其賬面價值的固定資產，將按其可收回金額低於其賬面價值的差額計提資產減值準備；當固定資產在實質上已經不能再帶來經濟利益時，將個別予以全額計提減值準備。有關減值準備應計入當年度損益。固定資產減值準備按單項資產計提。

At each balance sheet date, the Group reviews each of the fixed asset items. Provision for impairment losses are made for the excess of the carrying amount of an asset over its recoverable amount, which is caused by continuous decline in market value, out-dated technology, damage, or idle usage, etc. When economic benefits can no longer be derived from the fixed assets, these assets are fully provided for impairment loss individually and the corresponding charges are recognised in the profit and loss account of the year.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(k) 在建工程

在建工程指正在興建中或安裝中的資本性資產，以實際發生的支出作為工程成本入賬。成本的計價包括建築費用及其他直接費用、機器設備原價、安裝費用，還包括在達到預定可使用狀態之前為該項目專門借款所發生的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並開始計提折舊。

於資產負債表日，本集團對在建工程進行全面檢查，對於長期停建並且預計未來3年內不會重新開展工程的；在性能上及在技術上已經落後並且帶來的經濟利益具有很大的不確定性的；以及其他足以證明已經發生減值的在建工程，對於可收回金額低於賬面價值的差額，計提減值準備並計入當期損益。

(k) Construction-in-progress

Construction-in-progress represents buildings under construction and machinery and equipment under installation and testing and is stated at cost incurred. The costs include cost of construction, other direct costs, machinery and equipments cost and its installment expenses, and the eligible capitalised borrowing costs incurred from specific loans during the period of construction, installation and testing. Construction-in-progress is transferred to fixed asset when it is ready for its intended use. No depreciation is provided for construction-in-progress.

At each balance sheet date, the Group conducts a full-scale review of its construction-in-progress. Provision for impairment losses is made and charged to the profit and loss account when the recoverable amount is lower than its carrying amount, when constructions is suspended and expected not to resume in coming 3 years, the specification and technology are obsolete and the economic benefits of which are uncertain, or when other evidences for impairment losses.

(l) 借款費用

借款以實際收到的金額入賬。因借款所產生的輔助費用，於發生當年確認為費用。

為購建固定資產而發生專門供款所產生的利息、輔助費用及外幣匯兑差額等借款費用，在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化，計入該資產的成本。當購建的固定資產達到預定可使用狀態時停止資本化，以後發生的借款費用計入當年損益。

(l) Borrowing costs

Borrowing is recognised based on the actual amount received. Any related charges and expenses are recognized in the year when they incur.

The interest expenses, auxiliary expenses and exchange differences arising from translation of specific loans specially for the construction of fixed assets are capitalised when expenditures for the specified construction are incurred; the borrowing costs have incurred; and activities which are necessary to bring the asset to be ready for its intended use are undertaken. Capitalisation of borrowing costs ceases upon the completion of activities that are necessary for the asset to be ready for its intended use. The subsequent expenses are recognised as current year profit and loss.

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。

The interest expenses arising from specific loans are capitalised based on the weighted average of capital expenditures and the weighted average rate of these specific loans, subject to a cap of the actual interest expenses incurred.

其他借款發生的借款費用，於發生時確認為當期財務費用。

Other borrowing costs arising from loans are charged as finance costs of the year.

(m)無形資產計價及攤銷

(m)Intangible assets and amortisation

無形資產包括土地使用權、商標使用權、電腦軟件及專有技術等，以成本減去累計攤銷後的淨額列示。

Intangible assets represent land use rights, trademark, computer software and technology know-how. The net carrying amount is stated at cost less accumulated amortisation.

土地使用權以支付土地出讓金方式取得的土地使用權或購入的土地使用權，按照實際支付的價款作為實際成本，於開始建造項目前作為無形資產核算。並採用直線法按土地使用權期限攤銷。二零零一年一月一日起，利用土地建造項目時，將土地使用權的賬面價值全部轉入在建工程成本。

The costs of land use rights purchased or obtained by way of payments of land use right fees are stated at the respective costs of purchase and recognised as intangible assets until the commencement of construction of the related projects. The costs of land use rights are amortised on a straight-line basis over their estimated useful lives. From 1st January, 2001 onwards, the carrying values of land use rights are transferred to construction-in-progress when the land involved is developed for self-use projects.

對自行開發專有技術而發生的研究與開發費用，於發生時確認為當期費用。本集團的專有技術是於控股子公司重組時，由少數股東作為資本投入。此專有技術按照控股子公司及各股東議定之金額入賬，並按照10年平均攤銷。

All research and development expenses for internally generated intangible assets are charged to the profit and loss account as expenses when incurred. The Group's technology know-how was injected by a minority shareholder of a subsidiary during the reorganisation of that subsidiary. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised on a straight-line basis over an expected period of inflow of economic benefits of 10 years.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

商標使用權主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬，採用直線法按40年攤銷。

Trademarks mainly represent the "TSINGTAO BEER" trademark injected by the founding shareholder into the Company on 16th June, 1993 as capital injection. The recorded value of the trademark was determined based on a valuation amount approved by the State-Owned Assets Administration Bureau of the PRC. Amortisation of the trademark is provided for on a straight-line basis to write off the revalued amount of the trademark over its estimated useful lives of 40 years.

其他商標使用權是於收購控股子公司時取得，按照其收購時價值入賬，並按其估計之使用年限由5至10年平均攤銷。

Other trademarks were acquired during acquisitions of certain subsidiaries and are amortised over their estimated useful lives ranging from 5-10 years.

本集團定期檢查各無形資產預計的未來經濟獲利能力。當有證據表明無形資產已經發生減值時，對預計可收回金額低於其賬面價值的部份計提減值準備。

The Group regularly reviews the estimated future economic benefits of each intangible asset item. When there is evidence indicating that the value of the intangible asset has been impaired, provision for impairment losses are made for the excess of carrying amount over its recoverable amount.

(n) 長期待攤費用

(n) Long-term deferred expenses

長期待攤費用包括廣告費用，大廈使用權，綠化費用，改造費用及已經支出但攤銷期限在1年以上(不含1年)的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

Long-term deferred expenses represent advertising expenses, building usage right, greenery expenses and expenditures on improvement projects incurred but with an amortisation period of over one year (not within one year). They are amortised evenly over the expected beneficial period using the straight line method and they are presented at costs incurred less accumulated amortisation.

所有籌建期間所發生的費用，先在長期待攤費用中歸集，在公司開始生產經營的當月起一次性計入損益。

Expenses incurred during the period of plant construction and planning are first aggregated and charged as expenses in the month of commencement of production.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(o) 可轉換公司債券

可轉換公司債券在發行以及轉換為股份之前，按照實際的發行價格總額，作負債處理；債券發行價格總額與債券面值總額的差額，作為債券溢價或折價，在債券的存續期間內按直線法於計提利息時攤銷，並按借款費用的處理原則處理。當可轉換公司債券持有人行使轉換權利，將其持有的債券轉換為股份時，應按其賬面價值結轉；可轉換公司債券賬面價值與可轉換股份面值的差額，減去支付的現金後的餘額，作為資本公積處理。

(o) Convertible bonds

Convertible bonds are recognised as liabilities at issue price upon its issuance and before their conversion into shares. The difference between the issue price and the face value is recognised as premium or discount, which is to be amortised on a straight line method over the term of the bond. The amortisation is charged together with the bond interest based on the principle of accounting for borrowing costs. When the bonds are converted into shares, they are converted at their carrying amounts. The difference between the carrying amount of the convertible bonds and the face value of the shares so converted, net of any related expenses paid, is recognised as share premium.

(p) 預計負債

當因過去的經營行為而需在當期承擔某些現時義務，同時該義務的履行很可能會導致經濟利益的流出，且對金額能夠可靠計量時，確認為預計負債。

(p) Contingent liabilities

An obligation arising from a past event is recognised as a liability when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of obligation can be measured reliably.

(q) 收入確認的方法

(i) 銷售產品

在已將產品所有權上的主要風險和報酬轉移給購貨方，並不再對該產品實施繼續管理和控制，與交易相關的經濟利益能夠流入本集團，相關的收入和成本能夠可靠計量時確認。

銷售折讓在實際發生時沖減當期收入。

(q) Revenue recognition

(i) Sales of good

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the customer and when the Group does not have the rights to manage and control the goods.

Sales discounts are net off against revenue in the current period.

(ii) 利息收入

利息收入按存款及委託貸款的存期及貸款期時間比例和實際的收益率計算確定。

(ii) Interest income

Interest income from bank deposits and entrusted loans is recognised on a time proportion basis on the amounts of deposit or loans and the prevailing interest rates.

(r) 所得稅的會計處理方法

本集團所得稅是根據會計報表所列示的稅前利潤,調整不須繳納稅金或不可扣除的各項收支項目,並考慮所有的稅賦優惠後按適用稅率計算。

本集團企業所得稅費用的會計處理採用納稅影響會計法。遞延稅款按債務法根據時間性差異計算。時間性差異為因有關稅收法規與會計制度在確認收入、費用或損益時的時間不同而產生的差異。時間性差異按現行適用的稅率對年末累計的所得稅影響金額進行調整。

時間性差異在近期轉回且可能有足夠的應納稅所得額可以抵減時,其產生的遞延稅款借項予以確認。

(r) Taxation

The Group provides for enterprise income tax on the basis of its profit before tax for financial reporting purposes, adjusted for income and expenses items which are not assessable or deductible as well as all the available tax benefits, using the applicable tax rates.

The accounting treatment adopted by the Group for its enterprise income tax is based on the tax effects on accounting, using the liability method. Deferred taxation is provided for using the liability method. Timing differences are differences in the timing of recognition of income, expenses and profit and loss as a result of the tax regulations and accounting system. The effects of timing differences on the cumulative amount of income tax as at year end are adjusted based on the current tax rate.

Deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(s) 合併會計報表的編製方法

合併會計報表包括本公司及納入合併範圍的子公司,係根據中華人民共和國財政部財會字(1995)11號文《關於印發合併會計報表的暫行規定》及相關規定編製。

(s) Basis of preparation of consolidated accounts

The consolidated accounts include the Company and subsidiaries, and are prepared based on the requirements of Caikuai [1995] No. 11 "the Articles on issuance of consolidated accounts" and related regulations promulgated by the Ministry of Finance of the PRC.

從取得子公司的實際控制權之日起，本公司開始將其相應期間的收入、成本、利潤予以合併；從喪失實際控制權之日起停止合併。本公司和子公司之間所有重大往來餘額、交易及未實現利潤已在合併會計報表編製時予以抵銷。納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部份作為少數股東權益在合併報表中單獨列示。

The turnover, cost of sales and profit and loss account of the subsidiaries during the year are included in the consolidated profit and loss account from the effective date of acquisition and up to the effective date of disposal when the control over the subsidiaries is ceased. Significant inter-group balances, transactions and unrealised profits are eliminated on consolidation. Minority interests represent the interests shared by third party shareholders over the operating results and net assets of subsidiaries.

當納入合併範圍的子公司與本公司採用的會計政策不一致，且由此產生的差異對合併報表影響較大時，按本公司執行的會計政策予以調整。

Significant differences arising from various accounting policies adopted by the Company and the subsidiaries that have material impact to the Group's accounts are adjusted in accordance to Company's accounting policies.

(t) 稅項

(t) Taxation

本公司及集團承擔的主要稅項列示如下：

The major types of taxation borne by the Company and the Group are:

稅種 **Tax**	**稅率** **Tax rate**	**計稅基礎** **Basis of calculation**	
中國企業所得稅 PRC Enterprise Income Tax	15-33% 15-33%	應納稅所得額 Assessable income	
增值稅 Value-added tax ("VAT")	17% 17%	按應納稅銷售額的17%扣除當期允許抵扣的進項稅後的餘額 Net amount of 17% of sales amount, deducted against input VAT	
消費稅	—	**價格** 人民幣3,000元／噸以上 人民幣3,000元／噸以下	**單位消費稅** 人民幣250元／噸 人民幣220元／噸
Consumption tax	—	**Price** Above RMB3,000 per ton Below RMB3,000 per ton	**Unit consumption tax** RMB250 per ton RMB220 per ton

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

本年度的税項費用分析如下: An analysis of the taxation charges of the year is as follows:

		集團 Group		公司 Company	
		2003 人民幣 ***RMB***	2002 人民幣 *RMB*	**2003** 人民幣 ***RMB***	2002 人民幣 *RMB*
中國企業所得税 *(i)*	PRC Enterprise Income Tax *(i)*	**128,971,452**	105,705,784	**45,469,941**	44,014,249
香港利得税 *(ii)*	Hong Kong profits tax *(ii)*	**1,514,329**	915,871	**—**	—
遞延税款資產沖銷 *(iv)*	Write-off of deferred tax assets *(iv)*	**5,101,358**	3,294,657	**5,101,358**	3,294,657
合計	Total	**135,587,139**	109,916,312	**50,571,299**	47,308,906

(i) 中國企業所得税

中國企業所得税乃根據本年度的業績按國家規定的須繳納部份計算，所有可以享受到的免税優惠已考慮在內。

根據國家税務總局在一九九四年四月十八日發出的一份批文，自本公司成立日起及在新的企業所得税法特別説明之前，本公司的應納税所得額暫按15%的税率徵收所得税，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，確認延長這項税務優惠直至另行通知。

青島啤酒(三水)有限公司(「三水公司」)、青島啤酒(郴州)有限公司(「郴州公司」)及深圳青島啤酒朝日有限公司(「深朝日」)被確認為外商投資企業並可享受在彌補以前年度虧損後，由首個獲利年度起計兩免三減半繳交應繳所得税。本年度為深朝日第三個獲利年度及三水公司第四個獲利年度。截至二零零三年十二月三十一日，郴州公司尚未獲利。

(i) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the estimated assessable income for the period calculated in accordance with the relevant regulations of the PRC after considering all available tax benefits and allowances.

In accordance with an approval document dated 18th April, 1994 issued by the State Administration of Taxation, net profit earned by the Company is subject to profits tax at 15% effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Qingdao Ministry of Finance on 23rd March, 1997 stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") are approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years. It has been the third and forth year of profitable operations for Shenzhen Company and Sanshui Company respectively, for the year ended 31st December, 2003. No profit for Chenzhou Company was noted as of year ended.

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

深圳市青島啤酒銷售有限公司(「深銷售」)享受彌補以前年度虧損後,由首個獲利年度起計首年豁免及兩年減半繳交所得税。本年度為深銷售彌補以前年度虧損後第三個獲利年度。

Shenzhen Tsingtao Brewery Sales Company Limited ("Shenzhen Sales Company") is exempted from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years. Current year was the third year of profitable operations after offsetting all the prior year tax losses of Shenzhen Sales Company.

青島啤酒(珠海)有限公司及青島啤酒(廈門)有限公司因分別於珠海及廈門經濟特區成立及經營,按有關税務條例以15%計算企業所得税。

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Company Limited are established and operating in the Zhuhai and Xiamen Special Economic Zones, respectively, accordingly, they are subject to EIT at a rate of 15%.

本集團內其他於中國成立及營運的控股子公司的應納税所得額按33%計算企業所得税。

Other subsidiaries of the Group which are established and operated in the PRC are subject to EIT at a rate of 33% based on their respective assessable income for the period.

(ii) 香港利得税

(ii) Hong Kong profits tax

香港利得税乃根據本年度估計應課税溢利按17.5%(二零零二年:16%)之税率作出預提。

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period.

(iii)遞延税款

(iii)Deferred taxation

考慮到有部份遞延資產的變現性尚未能確定的情況下,本集團分別未有對於二零零四年至二零零八年內預期可抵扣應納税所得額的税虧及因應收賬款、存貨及固定資產的壞賬準備而產生的遞延税款資產約人民幣637,958,000元(二零零二年十二月三十一日:人民幣591,160,000元)及約人民幣77,999,000元(二零零二年十二月三十一日:人民幣71,822,000元)作出確認。

The Group has not recognised deferred tax assets associated with tax losses available to be carried forward, which will expire in the period of 2004-2008, in the amount of approximately RMB637,958,000 (2002: RMB591,160,000), as well as deferred tax assets arising from provision for realization and impairment losses of receivable balances, inventories and fixed assets amounting to approximately RMB77,999,000 (2002: RMB71,822,000), due to the fact that there is no certainty of realization through future taxable profits.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(iv)遞延稅款資產沖銷

按照現行所得稅法，企業每一納稅年度發生的廣告費用支出，不超過銷售收入2%的，可據實扣稅。本集團就超過部份因可無限期在以後納稅年度結轉而於以前年度確認遞延稅款資產。於本年度，管理層認為這項遞延稅款資產未必能於可見將來實現並按會計謹慎原則於本年度沖銷。

(iv) Write-off of deferred tax assets

According to existing EIT regulations, advertising expenses are deductible for EIT assessment purpose at a maximum amount of 2% of the turnover of a company in one fiscal year. Any undeductible portion can be carried forward indefinitely for deduction claims in future years. Accordingly, the Group recognised deferred tax assets arising from the portion of the expenses not yet allowed for deductions in prior years. In 2003, management considered that the related deferred tax assets would not be likely to realise in the foreseeable future and it was reversed based on the accounting principle of prudence.

(v) 增值稅

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，購買原材料及半成品等所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。另外，本集團按照應繳增值稅額的7%和3%，分別計繳城市維護建設稅和教育費附加。

(v) Value-added tax ("VAT")

According to "The people's Republic of China Value-added Tax Temporary Regulations", the Group is subject to output VAT which is calculated at 17% of the sales amount of tangible goods. The Group also pays input VAT on its purchases of raw materials and auxiliary materials, which is deducted against the output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays for city construction tax and educational surcharge based on 7% and 3% of net VAT amount payable, respectively.

(vi)消費稅

根據國家稅務局有關規定每噸啤酒出廠價格(含包裝物及包裝物押金)在人民幣3,000元以上的，單位消費稅額為每噸人民幣250元。其他啤酒之銷售，仍按每噸人民幣220元繳納消費稅。

(vi) Consumption tax

For beer products with an ex-factory price (including packaging materials and related deposits) over RMB3,000 per ton, the consumption tax is RMB250 per ton. For all the other beer products, the consumption tax is levied at RMB220 per ton.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

4. 控股子公司及聯營公司情況

4. INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) 於二零零三年十二月三十一日，本公司的主要控股子公司資料如下：

(a) As at 31st December, 2003, particulars of the principal subsidiaries of the Company are as follows:

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
深圳市青島啤酒華南投資有限公司（「華南投資」）	中國深圳	人民幣200,000,000	95%	—	控股公司
Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company")	Shenzhen, the PRC	RMB200,000,000	95%	—	Investment holding
青島啤酒（珠海）有限公司（「珠海公司」）	中國珠海	人民幣60,000,000	—	72.83%	國內啤酒生產及銷售
Tsingtao Brewery (Zhuhai) Company Limited ("Zhuhai Company")	Zhuhai, the PRC	RMB60,000,000	—	72.83%	Manufacturing and domestic trading of beer
三水公司	中國三水	人民幣41,335,505	—	71.25%	國內啤酒生產及銷售
Sanshui Company	Sanshui, the PRC	RMB41,335,505	—	71.25%	Manufacturing and domestic trading of beer
郴州公司	中國郴州	人民幣70,000,000	—	84.36%	國內啤酒生產及銷售
Chenzhou Company	Chenzhou, the PRC	RMB70,000,000	—	84.36%	Manufacturing and domestic trading of beer
青島啤酒（黃石）有限公司（「黃石公司」）	中國黃石	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
Tsingtao Brewery (Huangshi) Company Limited ("Huangshi Company")	Huangshi, the PRC	RMB5,000,000	—	90.25%	Manufacturing and domestic trading of beer
青島啤酒（應城）有限公司	中國應城	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
Tsingtao Brewery (Yingcheng) Company Limited	Yingcheng, the PRC	RMB5,000,000	—	90.25%	Manufacturing and domestic trading of beer
深朝日	中國深圳	美元30,000,000	51%	—	啤酒生產及銷售
Shenzhen Company	Shenzhen, the PRC	US$30,000,000	51%	—	Manufacturing and trading of beer

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） *(Prepared in accordance with PRC GAAP)*

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
深圳市青島啤酒銷售有限公司 Shenzhen Sales Company	中國深圳 Shenzhen, the PRC	人民幣20,000,000 RMB20,000,000	95% 95%	— —	國內啤酒貿易 Domestic trading of beer
青島啤酒華東控股有限公司 Tsingtao Brewery Huadong Holding Company Limited	中國上海 Shanghai, the PRC	人民幣100,000,000 RMB100,000,000	95% 95%	— —	控股公司 Investment holding
青島啤酒華東上海銷售有限公司（「華東上海」） Tsingtao Brewery Huadong Shanghai Sales Company Limited ("Huadong Shanghai")	中國上海 Shanghai, the PRC	人民幣3,000,000 RMB3,000,000	— —	94.05% (b)(ii) 94.05% (b)(ii)	國內啤酒貿易 Domestic trading of beer
青島啤酒華東南京銷售有限公司 Tsingtao Brewery Huadong Nanjing Sales Company Limited	中國南京 Nanjing, the PRC	人民幣1,000,000 RMB1,000,000	— —	93.88% 93.88%	國內啤酒貿易 Domestic trading of beer
青島啤酒上海有限公司（「上海公司」） Tsingtao Brewery (Shanghai) Company Limited	中國上海 Shanghai, the PRC	人民幣50,000,000 RMB50,000,000	— —	90.25% 90.25%	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒（蕪湖）有限公司（「蕪湖公司」） Tsingtao Brewery (Wuhu) Company Limited	中國蕪湖 Wuhu, the PRC	人民幣20,000,000 RMB20,000,000	— —	85.50% 85.50%	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒（馬鞍山）有限公司 Tsingtao Brewery (Maanshan) Company Limited	中國馬鞍山 Maanshan, the PRC	人民幣5,000,000 RMB5,000,000	— —	91.25% 91.25%	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒上海松江有限公司 Tsingtao Brewery Shanghai Songjiang Company Limited	中國上海 Shanghai, the PRC	美元36,640,000 US$36,640,000	75% 75%	— —	國內啤酒生產及銷售 Manufacturing and domestic trading of beer

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	人民幣60,606,060	99%	—	國內啤酒生產及銷售
Tsingtao Brewery (Shouguang) Company Limited ("Shouguang Company")	Shouguang, the PRC	RMB60,606,060	99%	—	Manufacturing and domestic trading of beer
青島啤酒(濰坊)有限公司(「濰坊公司」)	中國濰坊	人民幣5,000,000	70%	—	國內啤酒生產及銷售
Tsingtao Brewery (Weifang) Company Limited ("Weifang Company")	Weifang, the PRC	RMB5,000,000	70%	—	Manufacturing and domestic trading of beer
青島啤酒(安丘)有限公司	中國安丘	人民幣5,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Anqiu) Company Limited	Anqiu, the PRC	RMB5,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒第三有限公司	中國平度	人民幣10,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery No. 3 Company Limited	Pingdu, the PRC	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒(徐州)有限公司	中國沛縣	人民幣39,336,899	66%	—	國內啤酒生產及銷售
Tsingtao Brewery (Xuzhou) Company Limited ("Xuzhou Company")	Peixian, the PRC	RMB39,336,899	66%	—	Manufacturing and domestic trading of beer
青島啤酒(徐州彭城)有限公司(「彭城公司」)	中國彭城	人民幣5,000,000	90%	—	國內啤酒生產及銷售
Tsingtao Brewery (Xuzhou Pengcheng) Company Limited	Pengcheng, the PRC	RMB5,000,000	90%	—	Manufacturing and domestic trading of beer
青島啤酒(薛城)有限公司	中國薛城	人民幣45,000,000	85%	—	國內啤酒生產及銷售
Tsingtao Brewery (Xuecheng) Company Limited	Xuecheng, the PRC	RMB45,000,000	85%	—	Manufacturing and domestic trading of beer
青島啤酒(滕州)有限公司(「滕州公司」)	中國滕州	人民幣15,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Tengzhou) Company Limited ("Tengzhou Company")	Tengzhou, the PRC	RMB15,000,000	95%	—	Manufacturing and domestic trading of beer

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	 間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(台兒莊)麥芽有限公司 Tsingtao Brewery (Taierzhuang) Malt Company Limited	中國台兒莊 Taierzhuang, the PRC	人民幣5,000,000 RMB5,000,000	— —	86.20% 86.20%	國內麥芽製造及貿易 Manufacturing and domestic trading of malt
北京三環亞太啤酒有限公司（「北京三環公司」） Beijing Three Ring Asia Pacific Beer Company Limited ("Beijing Three Ring Company")	中國北京 Beijing, the PRC	美元28,900,000 US$28,900,000	54%(d) 54%(d)	— —	國內啤酒生產及貿易 Manufacturing and domestic trading of beer
北京五星青島啤酒有限公司（「北京五星公司」） Beijing Five Star Tsingtao Brewery Company Limited ("Beijing Five Star Company")	中國北京 Beijing, the PRC	人民幣862,000,000 RMB862,000,000	37.64% 37.64%	25% 25%	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒(福州)有限公司（「福州公司」） Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company")	中國福州 Fuzhou, the PRC	美元26,828,100 US$26,828,100	75%(b)(i) 75% (b)(i)	25%(b)(i) 25%(b)(i)	國內啤酒生產及貿易 Manufacturing and domestic trading of beer
青島啤酒(廊坊)有限公司（「廊坊公司」） Tsingtao Brewery (Langfang) Company Limited ("Langfang Company")	中國廊坊 Langfang, the PRC	人民幣10,000,000 RMB10,000,000	95% 95%	— —	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒西安有限責任公司（「西安公司」） Tsingtao Brewery Xian Company Limited ("Xian Company")	中國西安 Xian, the PRC	人民幣222,200,000 RMB222,200,000	76.10% 76.10%	— —	國內啤酒生產及銷售 Manufacturing and domestic trading of beer
青島啤酒渭南有限責任公司 Tsingtao Brewery Weinan Company Limited	中國渭南 Weinan, the PRC	人民幣50,000,000 RMB50,000,000	28% 28%	54.79% 54.79%	國內啤酒生產及銷售 Manufacturing and domestic trading of beer

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	 間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(鞍山)有限公司	中國鞍山	人民幣50,000,000	60%	—	國內啤酒生產及銷售
Tsingtao Brewery (Anshan) Company Limited	Anshan, the PRC	RMB50,000,000	60%	—	Manufacturing and domestic trading of beer
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	人民幣20,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Xingkaihu) Company Limited ("Xingkaihu Company")	Jixi, the PRC	RMB20,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒(密山)有限公司	中國密山	人民幣20,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Mishan) Company Limited	Mishan, the PRC	RMB20,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒(哈爾濱)有限公司	中國哈爾濱	人民幣22,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Haerbin) Company Limited	Haerbin, the PRC	RMB22,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒(蓬萊)有限公司(「蓬萊公司」)	中國蓬萊	人民幣37,500,000	80%	—	國內啤酒生產及銷售
Tsingtao Brewery (Penglai) Company Limited ("Penglai Company")	Penglai, the PRC	RMB37,500,000	80%	—	Manufacturing and domestic trading of beer
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	人民幣20,000,000	70%	—	國內啤酒生產及銷售
Tsingtao Brewery (Rongcheng) Company Limited ("Rongcheng Company")	Rongcheng, the PRC	RMB20,000,000	70%	—	Manufacturing and domestic trading of beer
青島啤酒集團進出口有限公司(「集團進出口公司」)	中國青島	人民幣11,000,000	97.73% (b)(iii)	—	進出口啤酒貿易
Tsingtao Brewery Import/Export Company Limited ("Group Import/Export Company")	Qingdao, the PRC	RMB11,000,000	97.73% (b)(iii)	—	Import/Export trading of beer
青島啤酒集團銷售有限公司	中國青島	人民幣5,000,000	95%	—	國內啤酒貿易
Tsingtao Brewery Sales Company Limited	Qingdao, the PRC	RMB5,000,000	95%	—	Domestic trading of beer

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(第五)有限公司(「第五公司」)	中國青島	人民幣34,610,000	93.79%	—	國內啤酒生產及銷售
Tsingtao Brewery No. 5 Company Limited ("No. 5 Company")	Qingdao, the PRC	RMB34,610,000	93.79%	—	Manufacturing and domestic trading of beer
青島啤酒開發有限公司	中國青島	人民幣1,320,000	100%	—	國內啤酒貿易
Tsingtao Brewery Kai Fa Company Limited	Qingdao, the PRC	RMB1,320,000	100%	—	Domestic trading of beer
青島啤酒(平原)有限公司	中國平原	人民幣5,000,000	90%	—	國內啤酒生產及銷售
Tsingtao Brewery (Pingyuan) Company Limited	Pingyuan, the PRC	RMB5,000,000	90%	—	Manufacturing and domestic trading of beer
青島啤酒(日照)有限公司	中國日照	人民幣10,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Rizhao) Company Limited	Rizhao, the PRC	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒(菏澤)有限公司	中國菏澤	人民幣10,000,000	90%	—	國內啤酒生產及銷售
Tsingtao Brewery (Heze) Company Limited	Heze, the PRC	RMB10,000,000	90%	—	Manufacturing and domestic trading of beer
青島啤酒(重慶)有限公司	中國重慶	人民幣7,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Chongqing) Company Limited	Chongqing, the PRC	RMB7,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒(台州)有限公司	中國台州	人民幣10,000,000	95%	—	國內啤酒生產及銷售
Tsingtao Brewery (Taizhou) Company Limited	Taizhou, the PRC	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
青島啤酒(香港)貿易有限公司(「香港公司」)	香港	港幣500,000	100%	—	香港啤酒貿易
Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company")	Hong Kong	HK$500,000	100%	—	Trading of Tsingtao beer in Hong Kong

會計報表附註(續)
Notes to the Financial Statements (Continued)

(按中國會計準則編製) *(Prepared in accordance with PRC GAAP)*

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(漢中)有限公司	中國漢中	人民幣29,410,000	—	50.23%	國內啤酒生產及貿易
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong, the PRC	RMB29,410,000	—	50.23%	Manufacturing and domestic trading of beer
青島啤酒(斗門)麥芽有限公司	中國珠海	人民幣10,000,000	—	85.82%	國內麥芽製造及貿易
Tsingtao Brewery (Doumen) Malt Company Limited	Zhuhai, the PRC	RMB10,000,000	—	85.82%	Manufacturing and domestic trading of malt
青島啤酒(瀘州)有限公司(「瀘州公司」)	中國瀘州	人民幣111,110,000	55%	—	國內啤酒生產及銷售
Tsingtao Brewery (Luzhou) Company Limited ("Luzhou Company")	Luzhou, the PRC	RMB111,110,000	55%	—	Manufacturing and domestic trading of beer
青島啤酒(南京)有限公司	中國南京	美元5,000,000	75%	—	國內啤酒生產及貿易
Tsingtao Brewery (Nanjing) Company Limited	Nanjing, the PRC	US$5,000,000	75%	—	Manufacturing and domestic trading of beer
青島啤酒(宿遷)有限公司	中國宿遷	人民幣10,000,000	95%	—	國內啤酒生產及貿易
Tsingtao Brewery (Suqian) Company Limited	Suqian, the PRC	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
北京青島啤酒北方銷售公司	中國北京	人民幣29,980,000	80%	14.25%	國內啤酒貿易
Tsingtao Brewery Beifang Sales Company Limited	Beijing, the PRC	RMB29,980,000	80%	14.25%	Domestic trading of beer
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	人民幣10,000,000	85%	14.25%	國內啤酒貿易
Tsingtao Brewery Haerbin Northeast Sales Company Limited	Haerbin, the PRC	RMB10,000,000	85%	14.25%	Domestic trading of beer
青島啤酒(嶗山)有限公司	中國青島	人民幣16,635,592	50%	46.90%	國內啤酒生產及貿易
Tsingtao Brewery (Laoshan) Company Limited	Qingdao, the PRC	RMB16,635,592	50%	46.90%	Manufacturing and domestic trading of beer
青島啤酒(滕州)淮海銷售有限公司	中國滕州	人民幣500,000	—	90%	國內啤酒貿易
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited	Tengzhou, the PRC	RMB500,000	—	90%	Domestic trading of beer

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
青島啤酒(蘇州)有限公司	中國太倉	人民幣5,000,000	10%	85.50%	國內啤酒生產及貿易
Tsingtao Brewery (Suzhou) Company Limited	Taicang, the PRC	RMB5,000,000	10%	85.50%	Manufacturing and domestic trading of beer
青島啤酒華東杭州銷售有限公司（「華東杭州銷售」）	中國杭州	人民幣1,000,000	—	94.05% (b)(ii)	國內啤酒貿易
Tsingtao Brewery Huadong Hangzhou Sales Company Limited ("Huadong Hangzhou")	Hangzhou, the PRC	RMB1,000,000	—	94.05% (b)(ii)	Domestic trading of beer
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣3,000,000	—	76.10%	國內啤酒貿易
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Suzhou, the PRC	RMB3,000,000	—	76.10%	Domestic trading of beer
青島啤酒西南銷售有限公司	中國成都	人民幣2,000,000	60%	30%	國內啤酒貿易
Tsingtao Brewery Xinan Sales Company Limited	Chengdu, the PRC	RMB2,000,000	60%	30%	Domestic trading of beer
青島啤酒(隨州)有限公司	中國隨州	人民幣24,000,000	—	85.50%	國內啤酒生產及銷售
Tsingtao Brewery (Suizhou) Company Limited	Suizhou, the PRC	RMB24,000,000	—	85.50%	Manufacturing and domestic trading of beer
青島啤酒(天門)有限公司	中國天門	人民幣18,000,000	—	85.50%	國內啤酒生產及銷售
Tsingtao Brewery (Tianmen) Company Limited	Tianmen, the PRC	RMB18,000,000	—	85.50%	Manufacturing and domestic trading of beer
青島啤酒(台州)銷售有限公司（「台州銷售」）*(i)*	中國台州	人民幣6,800,000	—	48.45%	國內啤酒貿易
Tsingtao Brewery (Taizhou) Sales Company Limited ("Taizhou Sales")*(i)*	Taizhou the PRC	RMB6,800,000	—	48.45%	Domestic trading of beer
青島祥宏商務有限公司	中國青島	人民幣1,000,000	95%	—	汽車租賃
Tsingtao Changhong Shangwu Company Limited	Qingdao, the PRC	RMB1,000,000	95%	—	Car rental services
青島啤酒招商物流有限公司	中國青島	人民幣2,000,000	51%	—	物流服務與管理
Tsingtao Brewery Zhaoshang Logistic Company Limited	Qingdao, the PRC	RMB2,000,000	51%	—	Logistic services and management

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

控股子公司名稱 Name of subsidiaries	成立及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本公司所佔權益比例(%) Equity interest held by the Company (%) 直接持有 Directly held	間接持有 Indirectly held	主要業務 Principal activities
郴州市青島啤酒銷售有限公司	中國郴州	人民幣1,000,000	—	94.69%	國內啤酒貿易
Tsingtao Brewery Chenzhou Sales Company Limited	Chenzhou, the PRC	RMB1,000,000	—	94.69%	Domestic trading of beer
青島啤酒魯中(濰坊)銷售有限公司	中國濰坊	人民幣2,000,000	—	90.30%	國內啤酒貿易
Tsingtao Brewery Luzhong (Weifang) Sales Company Limited	Weifang, the PRC	RMB2,000,000	—	90.30%	Domestic trading of beer
青島啤酒(廈門)有限公司(「廈門公司」)	中國廈門	人民幣10,000,000	80%	—	國內啤酒生產及銷售
Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company")	Xiamen, the PRC	RMB10,000,000	80%	—	Manufacturing and domestic trading of beer
青島啤酒(廈門)銷售有限公司(「廈門銷售」)*(i)*	中國廈門	人民幣1,000,000	—	40%	國內啤酒貿易
Tsingtao Brewery (Xiamen) Sales Company Limited ("Xiamen Sales")*(i)*	Xiamen, the PRC	RMB1,000,000	—	40%	Domestic trading of beer
青島啤酒海豐倉儲有限公司	二零零三年一月 中國青島	人民幣10,000,000	—	53.75%	倉儲、加工、運輸
Tsingtao Brewery Haifeng Warehouse Company Limited	January 2003 Qingdao, the PRC	RMB10,000,000	—	53.75%	Warehousing, packaging and logistics
青島啤酒寶雞有限公司*(ii)*	二零零三年一月 中國寶雞	人民幣1,000,000	30%	53.27%	國內啤酒生產及銷售
Tsingtao Brewery Baoji Company Limited *(ii)*	January 2003 Baoji, the PRC	RMB1,000,000	30%	53.27%	Manufacturing and domestic trading of beer

(i) 本集團因有權決定台州銷售及廈門銷售的財務和經營政策，因此將合併為控股子公司。

(i) Taizhou Sales and Xiamen Sales are consolidated as subsidiaries of the Group as the Group has control over the financial and operating policies of Taizhou Sales and Xiamen Sales.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） *(Prepared in accordance with PRC GAAP)*

(ii) 於二零零三年一月二十日，本公司與西安公司合資成立青島啤酒寶雞有限責任公司(「寶雞公司」)，寶雞公司的註冊資本為人民幣1,000,000元，其中本公司以現金出資人民幣300,000元，佔寶雞公司註冊資本的30%；西安公司以現金出資人民幣700,000元，佔寶雞公司註冊資本的70%。

(ii) On 20th January, 2003, the Company and Xian Company, a subsidiary, jointly invested in a newly incorporated company, namely Tsingtao Brewery Baoji Company Limited ("Baoji Company"), with an authorised capital amounting to RMB1,000,000. The Company injected cash capital of RMB300,000, which accounted for 30% of the total authorised capital while Xian Company injected cash capital of RMB700,000, which accounted for the remaining 70% of the total authorised capital.

西安公司與一第三方企業－寶雞啤酒股份有限公司(「寶啤公司」)於二零零三年一月簽訂一租賃合同，由寶啤公司將其除流動資產以外的全部資產以零租賃費方式租賃予寶雞公司以從事啤酒生產業務，並外借其員工予寶雞公司。寶雞公司需於租賃期間負責所有與租用資產及借用員工有關的營運成本。

Xian Company and a third party company, Baoji Brewery Company Limited ("Baoji Brewery Company"), entered into a lease agreement in January 2003, pursuant to which Baoji Brewery Company leases all its operating fixed assets and seconds its employees to Baoji Company for the beer production business without any lease rental consideration. During the lease term, Baoji Company bears all the operating costs relating to the leased assets and employees.

(b) 本公司所持以下控股子公司的權益於本年內產生變動如下：

(b) In current year, there were changes in the equity interests of the following subsidiaries held by the Company:

(i) 於二零零三年一月一日，本公司之控股子公司上海公司將其於華東上海及華東杭州各10%之股權分別以人民幣300,000元及人民幣100,000元轉讓予另一控股子公司蕪湖公司。是次股權轉讓令本公司對華東上海及華東杭州之間接權益均由94.53%減少至94.05%。

(i) On 1st January, 2003, Shanghai Company, a subsidiary of the Company, transferred 10% of each of its shareholdings in Huadong Shanghai and Huadong Hangzhou to Wuhu Company, a subsidiary of the Company, at cash considerations of RMB300,000 and RMB100,000, respectively. Such transactions have decreased the indirect shareholdings of the Company in Huadong Shanghai and Huadong Hangzhou from 94.53% to 94.05% each.

(ii) 於二零零三年一月十三日，本公司與福建釀酒廠(新加坡)私人有限公司(「福建釀酒廠」)達成協議，以約人民幣40,000,000元購入其在福州公司擁有的24%股權。本次交易後，本公司佔福州公司註冊資本由51%增加至75%。

(ii) On 13th January, 2003, the Company entered into an agreement with Fujian Brewery (Singapore) Pte Limited ("Fujian Brewery") to acquire an additional 24% equity interest in Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") at a cash consideration of approximately RMB40,000,000. After the transaction, the effective ownership percentage held by the Company in Fuzhou Company increased from 51% to 75%.

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

另外，於二零零三年十二月十八日，本公司之控股子公司香港公司與福建釀酒廠達成協議，以約人民幣41,667,000元購入其福州公司餘下的25%股權。本次交易後，福州公司成為本公司之全資控股子公司。本公司佔福州公司之權益比例分別為75%直接權益及25%間接權益。

In addition, on 18th December, 2003, Hong Kong Company, a subsidiary of the Company, entered into an agreement with Fujian Brewery to acquire the remaining 25% equity interest in Fuzhou Company at a cash consideration of approximately RMB41,667,000. After the transaction, Fuzhou Company became a wholly owned subsidiary of the Company, with a direct equity interest of 75% and indirect equity interest of 25%, respectively.

由此所產生的股權差額詳見附註12。

Investment difference arising from these acquisitions is detailed in Note 12.

(iii)於二零零三年七月二十一日，本公司向其控股子公司集團進出口公司注資人民幣6,000,000元。是次注資令集團進出口公司之註冊資本增至人民幣11,000,000元。同時，本公司佔集團進出口公司註冊資本亦由95%增加至97.73%。

(iii) On 21st July, 2003, the Company injected capital of RMB6,000,000 into Group Import/Export Company and its registered capital was also increased to RMB11,000,000. The shareholding of the Company in Group Import/Export Company increased from 95% to 97.73% accordingly.

(iv)於二零零三年十二月九日，本公司註銷青島啤酒(武漢)有限公司(「武漢公司」)及青島啤酒福州銷售有限公司(「福州銷售」)。本公司原佔武漢公司及福州銷售分別為95.22%及95%之權益。

(iv) On 9th December, 2003, the Company dissolved Tsingtao Brewery Wuhan Company Limited ("Wuhan Company") and Tsingtao Brewery Fuzhou Sales Company Limited ("Fuzhou Sales Company"). Wuhan Company and Fuzhou Sales Company were originally 95.22% and 95%, respectively, held by the Company.

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(c) 於二零零三年十二月三十一日，本集團的主要聯營公司資料如下：

(c) As at 31st December, 2003, particulars of the principal associated companies of the Group are as follows:

聯營公司名稱 Name of associated companies	註冊及主要經營地點 Place of establishment and principal operation	註冊資本 Registered capital	本集團所佔權益比例(%) Equity Interest held By the Group (%) 直接持有 directly held	間接持有 indirectly held	主要業務 Principal activities	年末投資餘額 Ending net investment cost
青島啤酒(揚州)有限公司	中國揚州	人民幣5,000,000	20%	—	國內生產及銷售啤酒	—
Tsingtao Brewery (Yangzhou) Company Limited	Yangzhou, the PRC	RMB5,000,000	20%	—	Manufacturing and domestic trading of beer	—
青島啤酒朝日飲品有限公司	中國青島	人民幣70,000,000	—	37.52%	國內生產及銷售茶飲料	人民幣15,750,359
Tsingtao Beer and Asahi Berverage Company Limited	Qingdao, the PRC	RMB70,000,000	—	37.52%	Manufacturing and domestic trading of beverages	RMB15,750,359
遼寧瀋青青島啤酒營銷有限公司	中國瀋陽	人民幣2,000,000	30%	—	國內啤酒貿易	人民幣712,156
Liaoling Shenqing Tsingtao Brewery Sales Company Limited	Shenyang, the PRC	RMB2,000,000	30%	—	Domestic trading of beer	RMB712,156

聯營公司的經營結果在編製本集團及本公司的會計報表時已作權益法處理。

The operating results of the above associated companies have been included in the accounts of the Group and the Company using the equity method.

(d) 於二零零一年十一月，本公司與加拿大EVG企業有限公司（以下簡稱「EVG公司」）簽訂了股權轉讓協議（「轉讓協議」），EVG公司同意購入本公司持有的北京三環公司25%的股權。截至二零零三年十二月三十一日，有關價款尚未收回。本集團合併報表仍以本公司持有北京三環公司54%權益為原則編製。

(d) In November 2001, the Company entered into an equity transfer agreement ("Transfer Agreement") with Canada EVG Enterprises Inc ("EVG"), *pursuant to which EVG will acquire 25% equity interest in* Beijing Three Ring Company owned by the Company. As at 31st December, 2003, the consideration had not yet settled and the Company continued to account for the results of Beijing Three Ring Company in its consolidated accounts based on its 54% equity interest held in the Company.

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

於二零零四年二月，本公司與EVG公司解除轉讓協議。同時，本公司與香港公司簽訂協議，將其原轉讓予EVG公司的北方三環公司25%的股權以850,000美元轉讓給香港公司。是次交易尚待中國有關政府部門批准。股權轉讓後，本集團佔北京三環公司權益百份比將維持不變。

In February 2004, the Company entered into another agreement with EVG to cancel Transfer Agreement. Besides, the Company and Hong Kong Company reached an equity transfer agreement in which the Company will transfer a 25% equity interest in Beijing Three Ring to Hong Kong Company at a consideration of US$850,000. This transaction is still awaiting for the approval of relevant PRC government authorities. After this transaction, the effective interest remains unchanged.

(e) 於二零零一年十一月，華南投資與泰聯釀造(開曼群島)有限公司簽定股權轉讓合同，由本公司出資人民幣96,000,000元購買其持有的廣西南寧萬泰啤酒有限公司30%的股權，並改名為青島啤酒(南寧)有限公司(「南寧公司」)，相關的股權出讓手續於二零零四年一月完成。截至二零零三年十二月三十一日止，由於本集團對南寧公司財務和經營決策尚未有重大影響，因此亦未就該投資予以入賬。

(e) In November 2001, Huanan Holding Company and Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") signed an equity transfer agreement, pursuant to which the Company would acquire 30% equity interest in Guangxi Nanning Wan Tai Brewery Company Limited (Nanning Brewery) from Tailian Brewery at a consideration of RMB96,000,000. The name of Nanning Brewery will also be changed to Tsingtao Beer (Nanning) Company Limited ("Nanning Company") afterwards. The legal procedures in relation to this acquisition were completed subsequently in January 2004. As at 31st December, 2003, the Group exercised no significant influence in the financial and operating policies on Nanning Company and did not account for this investment accordingly.

(f) 於二零零二年，本集團的合併會計報表包括上海青島啤酒經銷有限公司及江蘇青島啤酒營銷有限公司。上述兩間控股子公司已於二零零二年度內註銷，並未有納入二零零三年合併範圍內。

(f) In 2002, the consolidated accounts of the Group included Shanghai Tsingtao Brewery Sales Company Limited and Jiangsu Tsingtao Brewery Sales Company Limited. These two subsidiaries were dissolved during 2002 and are not consolidated in 2003.

於二零零三年，本集團新成立兩間新控股子公司，分別為青島啤酒寶雞有限責任公司及青島啤酒海豐倉儲有限公司，並包括於本年合併會計報表。

In 2003, the Group established two new subsidiaries, Tsingtao Brewery Baoji Company Limited and Tsingtao Brewery Haifeng Warehouse Company Limited and are consolidated in the accounts in current year.

會計報表附註(續)
Notes to the Financial Statements (Continued)

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

5. 貨幣資金 5. CASH AND BANK DEPOSITS

(a) 集團 (a) Group

		二零零三年十二月三十一日 31st December, 2003 原幣值金額 Foreign currency balance	折算匯率 Exchange Rate	折合人民幣 RMB equivalents	二零零二年十二月三十一日 31st December, 2002 原幣值金額 Foreign currency balance	折算匯率 Exchange rate	折合人民幣 RMB equivalents
人民幣現金	Cash — RMB			1,953,642			2,472,224
人民幣銀行存款	Bank deposits — RMB			889,531,221			825,140,895
小計	Subtotal			891,484,863			827,613,119
外幣存款	Foreign currency Deposits						
一美元	— US$	4,965,005	8.277	41,094,545	3,206,774	8.277	26,544,044
一港元	— HK$	301,212	1.066	321,000	201,338	1.061	213,640
貨幣資金合計	Total cash and bank deposits			932,900,408			854,370,803

(b) 公司 (b) Company

		二零零三年十二月三十一日 31st December, 2003 原幣值金額 Foreign currency balance	折算匯率 Exchange Rate	折合人民幣 RMB equivalents	二零零二年十二月三十一日 31st December, 2002 原幣值金額 Foreign currency balance	折算匯率 Exchange rate	折合人民幣 RMB equivalents
人民幣現金	Cash — RMB			815,229			994,212
人民幣銀行存款	Bank deposits — RMB			217,644,766			254,467,422
小計	Subtotal			218,459,995			255,461,634
外幣存款	Foreign currency deposits						
一美元	— US$	4,751,007	8.277	39,323,257	2,923,001	8.277	24,194,572
一港元	— HK$	39,888	1.066	42,508			—
貨幣資金合計	Total cash and bank deposits			257,825,760			279,656,206

會計報表附註（續）
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

(c) 列示於現金流量表的現金包括：

(c) Cash and cash equivalents shown in the cashflow statements include:

		集團 Group		公司 Company	
		二零零三年十二月三十一日 31st December, 2003 人民幣 *RMB*	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*	**二零零三年十二月三十一日 31st December, 2003 人民幣 *RMB***	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*
貨幣資金	Cash and bank deposits	**932,900,408**	854,370,803	**257,825,760**	279,656,206
減：三個月以上的定期存款	*Less:* Fixed deposits with terms over three months	**(12,015,816)**	(29,000,000)	**—**	(29,000,000)
受到限制的銀行存款	Restricted bank deposits	**(83,134,965)**	(63,204,739)	**(28,000,000)**	—
		837,749,627	762,166,064	**229,825,760**	250,656,206

(d) 受到限制的銀行存款主要是本集團為取得銀行匯票按規定存入銀行的款項。

(d) Restricted bank deposits are pledged deposits required to obtain trade finance facilities from the banks.

6. 應收票據

6. BILLS RECEIVABLE

		集團 Group		公司 Company	
		二零零三年十二月三十一日 31st December, 2003 人民幣 *RMB*	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*	**二零零三年十二月三十一日 31st December, 2003 人民幣 *RMB***	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*
商業承兌匯票	Commercial bills	**—**	165,000	**—**	9,000,000
銀行承兌匯票	Bank drafts	**50,883,184**	65,734,125	**5,454,500**	62,100,000
		50,883,184	65,899,125	**5,454,500**	71,100,000

以上承兌匯票均無用作質押。

The bills receivable are all unsecured and they are not pledged for any banking facilities.

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

7. 應收賬款及長期應收賬款
7. ACCOUNTS RECEIVABLE AND LONG TERM ACCOUNTS RECEIVABLE

		集團 Group		公司 Company	
		二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB	**二零零三年十二月三十一日 31st December, 2003 人民幣 RMB**	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB
應收賬款及長期應收賬款	Accounts receivable and long-term accounts receivable	**363,651,899**	390,797,788	**308,783,195**	331,253,400
減:壞賬準備	*Less:* Provision for bad debts	**(144,639,318)**	(159,267,912)	**(81,066,480)**	(91,748,553)
		219,012,581	231,529,876	**227,716,715**	239,504,847

應收賬款及長期應收賬款的賬齡分析如下:

The aging analysis of accounts receivable and long term accounts receivable is as follows:

(a) 集團

(a) Group

		二零零三年十二月三十一日 31st December, 2003				二零零二年十二月三十一日 31st December, 2002			
		金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)	金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)
一年以內	Within one year	**128,795,973**	**35.42%**	**(2,599,211)**	**2.02%**	125,195,693	32.04%	(4,912,193)	3.92%
一至少於二年	Within one to two years	**42,273,098**	**11.62%**	**(12,591,434)**	**29.79%**	56,665,486	14.50%	(12,060,933)	21.28%
二至少於三年	Within two to three years	**28,272,347**	**7.77%**	**(19,311,432)**	**68.31%**	19,219,656	4.92%	(17,325,301)	90.14%
三年以上	Over three years	**164,310,481**	**45.19%**	**(110,137,241)**	**67.03%**	189,716,953	48.54%	(124,969,485)	65.87%
合計	Total	**363,651,899**	**100.00%**	**(144,639,318)**	**39.77%**	390,797,788	100.00%	(159,267,912)	40.75%

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

於二零零三年十二月三十一日，本集團應收賬款及長期應收賬款前五名金額合計約為人民幣123,213,000元（二零零二年十二月三十一日：人民幣126,545,000元），佔應收賬款及長期應收賬款合計的34%（二零零二年十二月三十一日：32%）。

As at 31st December, 2003, the aggregate amount of the Group's five largest accounts receivable and long-term accounts receivable balances was approximately RMB123,213,000 (31st December, 2002: RMB126,545,000), being 34% (31st December, 2002: 32%) of the total accounts receivable and long-term accounts receivable balances.

本集團於本年度從應收賬款及長期應收賬款壞賬準備沖銷確定不能回收的應收賬款合共約人民幣27,131,000元（二零零二年：人民幣63,691,000元）。

During the year, the Group wrote off uncollectible accounts receivable and long-term accounts receivable from the provision for bad debts amounting to approximately RMB27,131,000 (2002: RMB63,691,000).

(b) 公司

(b) Company

		二零零三年十二月三十一日 31st December, 2003				二零零二年十二月三十一日 31st December, 2002			
		金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)	金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)
一年以內	Within one year	144,130,872	46.68%	(1,400,839)	0.97%	131,063,361	39.57%	(2,595,385)	1.98%
一至少於二年	Within one to two years	29,827,429	9.66%	(6,378,960)	21.39%	47,579,232	14.36%	(7,538,671)	15.84%
二至少於三年	Within two to three years	18,646,014	6.04%	(11,010,959)	59.05%	6,902,579	2.08%	(6,561,987)	95.07%
三年以上	Over three years	116,178,880	37.62%	(62,275,722)	53.60%	145,708,228	43.99%	(75,052,510)	51.51%
合計	Total	308,783,195	100.00%	(81,066,480)	26.25%	331,253,400	100.00%	(91,748,553)	27.70%

於二零零三年十二月三十一日，本公司應收賬款及長期應收賬款前五名金額合計約為人民幣185,203,000元（二零零二年十二月三十一日：人民幣121,285,000元），佔應收賬款及長期應收賬款合計的60%（二零零二年十二月三十一日：37%）。

As at 31st December, 2003, the Company's five largest accounts receivable and long-term accounts receivable balances amounted to approximately RMB185,203,000 (31st December, 2002: RMB121,285,000), being 60% (31st December, 2002: 37%) of the total accounts receivable and long-term accounts receivable balances.

本公司於本年從應收賬款及長期應收賬款壞賬準備沖銷確定不能回收的應收賬款合共約人民幣18,246,000元（二零零二年：人民幣33,588,000元）。

During the period, the Company wrote off uncollectible accounts receivable and long-term accounts receivable from the provision for bad debts amounting to approximately RMB18,246,000 (2002: RMB33,588,000).

會計報表附註（續）
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

於二零零三年十二月三十一日，本集團及本公司的應收賬款及長期應收賬款中，均無持本公司5%(含5%)以上表決權股份的股東欠款。

As at 31st December, 2003, the Group and the Company had no accounts receivable and long-term accounts receivable balances owed from parties who own 5% or above shareholdings in the Company.

(c) 於二零零一年度，本集團及本公司與一名客戶及一關聯公司(合稱「欠款人」)就合計人民幣105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議該等客戶將於二零零二年一月一日起按八年分期歸還整項欠款。於本年度，欠款人已按還款時間表向本公司退還第二期人民幣10,000,000元的欠款。其中，人民幣4,900,000元為現金回款，其餘人民幣5,100,000元則以轉讓兩座位於中國境內房產的擁有權予本公司作價償還。截至二零零三年十二月三十一日止，由於其中一座價值人民幣4,300,000元的建築物的擁有權轉讓尚未辦妥，只有人民幣5,700,000元在尚餘欠款中扣除。於二零零三年十二月三十一日，整項欠款已計提部份壞賬準備，餘額約人民幣14,300,000元及人民幣53,808,000元分別在本公司及本集團的資產負債表中應收賬款及其他長期應收賬款內反映。青島啤酒集團有限公司對欠款提供擔保(附註34(a))。

(c) The Company reached a settlement agreement with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 ("the Debts"). Pursuant to the agreement, the Debts are repayable in eight annual installments, commencing from 1st January, 2002. During the year, the Debtors repaid to the Company the second installment of the Debts of RMB10,000,000 as stipulated in the repayment schedule. Out of such amount, RMB4,900,000 was settled in cash while the remaining RMB5,100,000 was settled by means of the transfer of ownership of two buildings located in the PRC. As at 31st December, 2003, the transfer of the title of one building amounting to RMB4,300,000 was still in progress and therefore, only RMB5,700,000 was deducted from outstanding balance of the Debts. As at 31st December, 2003, provision for doubtful debts had been provided for part of the balance. The remaining outstanding balances of the Debts of RMB14,300,000 and RMB53,808,000 were recorded as accounts receivable and long-term receivable balance, according to the expected repayment schedule, in both the balance sheets of the Company and the Group. Tsingtao Brewery Group Company Limited, a related company, has undertaken to guarantee the repayment of the outstanding balance (note 34(a)).

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

8. 其他應收款 8. OTHER RECEIVABLES

		集團 Group		公司 Company	
		二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB	二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB
應收控股子公司款	Due from subsidiaries	—	—	**219,590,544**	494,184,883
應收聯營公司款	Due from associated companies	—	6,544	—	6,544
應收關聯企業款	Due from related companies	**45,107,633**	47,713,789	**27,145,973**	42,658,622
其他應收款	Others	**316,879,075**	246,286,942	**35,986,461**	40,347,782
合計	Total	**361,986,708**	294,007,275	**282,722,978**	577,197,831
減：壞賬準備	Provision for bad debts	**(54,319,553)**	(52,784,716)	**(32,414,087)**	(33,697,080)
		307,667,155	241,222,559	**250,308,891**	543,500,751

其他應收款的賬齡分析如下： The aging analysis of other receivables is as follows:

(a) 集團 (a) Group

		二零零三年十二月三十一日 31st December, 2003				二零零二年十二月三十一日 31st December, 2002			
		金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)	金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)
一年以內	Within one year	**228,986,949**	**63.25%**	**(2,247,352)**	**0.98%**	84,015,583	28.58%	(1,965,365)	2.34%
一至少於二年	Within one to two years	**55,260,608**	**15.27%**	**(3,268,823)**	**5.92%**	134,380,896	45.70%	(8,049,948)	5.99%
二至少於三年	Within two to three years	**38,041,855**	**10.51%**	**(11,479,889)**	**30.18%**	37,797,353	12.86%	(22,963,812)	60.76%
三年以上	Over three years	**39,697,296**	**10.97%**	**(37,323,489)**	**94.02%**	37,813,443	12.86%	(19,805,591)	52.38%
合計	Total	**361,986,708**	**100.00%**	**(54,319,553)**	**15.01%**	294,007,275	100.00%	(52,784,716)	17.95%

會計報表附註（續）
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

於二零零三年十二月三十一日，其他應收款前五名金額合計約為人民幣143,265,291元(二零零二年十二月三十一日：人民幣106,763,000元)，佔其他應收款的40%(二零零二年十二月三十一日：36%)。

As at 31st December, 2003, the Group's five largest other receivables balances amounted to approximately RMB143,265,291 (31st December, 2002: RMB106,763,000), being 40% (31st December, 2002: 36%) of the total balance.

(b) 公司

(b) Company

		二零零三年十二月三十一日 31st December, 2003				二零零二年十二月三十一日 31st December, 2002			
		金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)	金額 Amount 人民幣 RMB	百份比 Percentage (%)	壞賬準備 Provision for bad debts 人民幣 RMB	已計提比例 Provision percentage (%)
一年以內	Within one year	**60,351,112**	**21.35%**	**(31,092)**	**0.05%**	292,210,659	50.63%	—	—
一至少於二年	Within one to two years	**173,499,340**	**61.36%**	**(53,713)**	**0.03%**	152,142,136	26.36%	(5,643,697)	3.70%
二至少於三年	Within two to three years	**25,276,388**	**8.94%**	**(8,907,428)**	**35.24%**	71,557,707	12.40%	(17,609,375)	24.60%
三年以上	Over three years	**23,596,138**	**8.35%**	**(23,421,854)**	**99.26%**	61,287,329	10.61%	(10,444,008)	17.04%
合計	Total	**282,722,978**	**100.00%**	**(32,414,087)**	**11.46%**	577,197,831	100.00%	(33,697,080)	5.84%

於二零零三年十二月三十一日，其他應收款前五名金額合計約為人民幣245,884,000元(二零零二年十二月三十一日：人民幣358,784,000元)，佔其他應收款的87%(二零零二年十二月三十一日：62%)。

As at 31st December, 2003, the Company's five largest other receivables balances amounted to approximately RMB245,884,000 (31st December, 2002: RMB358,784,000), being 87% (31st December, 2002: 62%) of the total other receivables balance.

本公司賬齡一至三年的其他應收款中主要為應收控股子公司的營運資金借款。本公司在考慮各控股子公司的營運情況後，認為無須對有關金額計提任何壞賬準備。

Included in the Company's other receivables balance which, aged from one to three years, were mainly loans made to subsidiaries for financing their working capital. The Company considered that no provision for doubtful debts was necessary after taking into account the operating results of the subsidiaries.

於二零零三年十二月三十一日，本集團及本公司的其他應收款中，均無持本公司5%(含5%)以上表決權股份的股東欠款。

The Group and the Company had no other receivable balances due from parties who own 5% or above shareholdings in the Company.

會計報表附註（續）
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

9. 預付賬款 9. PREPAYMENTS AND DEPOSITS

預付賬款的賬齡分析如下：

The aging analysis of prepayments and deposits is as follows:

(a) 集團 (a) Group

		二零零三年十二月三十一日 31st December, 2003 金額 Amount 人民幣 RMB	二零零三年十二月三十一日 31st December, 2003 百份比(%) Percentage	二零零二年十二月三十一日 31st December, 2002 金額 Amount 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 百份比(%) Percentage
一年以內	Less than one year	**133,152,529**	**99.11%**	168,269,160	98.85%
一至少於二年	Within one to two years	**1,002,165**	**0.75%**	1,323,969	0.78%
二至少於三年	Within two to three years	**104,559**	**0.08%**	395,491	0.23%
三年以上	Over three years	**90,077**	**0.06%**	240,876	0.14%
合計	Total	**134,349,330**	**100.00%**	170,229,496	100.00%

(b) 公司 (b) Company

		二零零三年十二月三十一日 31st December, 2003 金額 Amount 人民幣 RMB	二零零三年十二月三十一日 31st December, 2003 百份比(%) Percentage	二零零二年十二月三十一日 31st December, 2002 金額 Amount 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 百份比(%) Percentage
一年以內	Less than one year	**16,793,506**	**100%**	25,486,723	99.23%
一至少於二年	Within one to two years	—	—	4,846	0.02%
二至少於三年	Within two to three years	—	—	—	—
三年以上	Over three years	—	—	192,785	0.75%
合計	Total	**16,793,506**	**100%**	25,684,354	100.00%

於二零零三年十二月三十一日，本集團及本公司的預付賬款中，均無持本公司5%(含5%)以上表決權股份的股東欠款。

The Group and the Company have no prepayments and deposits balances which was made to parties who own 5% or above shareholdings in the Company.

本集團賬齡超過一年的預付款主要為購貨支付的定金。

Prepayment and deposits balance of the Group aged over one year was mainly deposits paid for materials purchases.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

10.存貨 10. INVENTORIES

		集團 Group		公司 Company	
		二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB	二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB
原材料	Raw materials	**425,140,694**	365,491,380	**134,133,346**	121,295,647
包裝物	Packaging materials	**353,727,924**	327,321,179	**12,077,263**	16,487,293
低值易耗品及輔助材料	Low-value consumables and auxiliary materials	**251,178,676**	264,275,257	**34,124,005**	35,280,800
委託加工物資	Materials on consignment	**6,859,009**	9,868,109	**3,785,599**	885,844
在產品	Work-in-progress	**128,849,769**	127,162,892	**28,994,890**	34,838,876
產成品	Finished goods	**164,877,217**	154,335,103	**65,660,624**	61,668,876
合計	Total	**1,330,633,289**	1,248,453,920	**278,775,727**	270,457,336
存貨跌價準備	*Less:* Provision for realization loss	**(25,130,185)**	(24,646,812)	**(1,022,238)**	(1,022,238)
		1,305,503,104	1,223,807,108	**277,753,489**	269,435,098

存貨跌價準備的分析如下： Provision for realization loss of inventories is analysed as follows:

		年初數 Beginning 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年沖銷 Write off 人民幣 RMB	年末數 End of year 人民幣 RMB
集團	**Group**				
原材料	Raw materials	1,562,106	1,643,043	(399,971)	2,805,178
產成品	Finished goods	9,437,342	196,825	(584,587)	9,049,580
其他	Others	13,647,364	710,260	(1,082,197)	13,275,427
合計	Total	24,646,812	2,550,128	(2,066,755)	25,130,185
公司	**Company**				
原材料	Raw materials	1,022,238	—	—	1,022,238
合計	Total	1,022,238	—	—	1,022,238

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

由於存貨遭受損毀、全部或部份陳舊過時或銷售價格低於成本等原因，使存貨成本高於可變現淨值的，按可變現淨值低於存貨成本部份提取存貨跌價準備。

Provision for realisation loss is made based on the excess of original costs of inventories over their net realisable value when inventories are damaged, becoming wholly or partially obsolete, or when their selling prices are lower than their costs.

11.待攤費用

11. DEFERRED EXPENSES

		年初數 Beginning of year 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年攤銷 Amortisation for the year 人民幣 RMB	年末數 End of year 人民幣 RMB	年末結存原因 Reasons for the balance retained at year end
集團	**Group**					
保險費	Insurance	5,749,297	15,144,147	(13,066,810)	7,826,634	尚未攤銷完畢 Not yet fully amortised
廣告費	Advertising	3,542,306	9,188,538	(9,304,371)	3,426,473	尚未攤銷完畢 Not yet fully amortised
房屋租賃費	Rental	520,252	3,885,637	(3,420,082)	985,807	尚未攤銷完畢 Not yet fully amortised
其他	Others	3,937,170	36,714,427	(38,767,116)	1,884,481	尚未攤銷完畢 Not yet fully amortised
合計	Total	13,749,025	64,932,749	(64,558,379)	14,123,395	
公司	**Company**					
保險費	Insurance	3,479,458	7,111,186	(5,613,172)	4,977,472	尚未攤銷完畢 Not yet fully amortised
廣告費	Advertising	—	6,847,847	(6,847,847)	—	
房屋租賃費	Rental	151,099	1,117,303	(820,852)	447,550	尚未攤銷完畢 Not yet fully amortised
其他	Others	—	7,776,436	(7,538,978)	237,458	尚未攤銷完畢 Not yet fully amortised
合計	Total	3,630,557	22,852,772	(20,820,849)	5,662,480	

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

12.長期股權投資 12. LONG-TERM EQUITY INVESTMENTS

		集團 Group	
		二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB
投資於聯營公司（附註(ii)）	Investments in associated companies (ii)	**21,202,259**	28,452,992
其他股權投資（附註(iii)）	Other equity investments (iii)	**25,837,109**	25,711,604
長期投資減值準備	Provision for impairment loss	**(7,054,780)**	(4,061,918)
小計	Sub-total	**39,984,588**	50,102,678
合併價差（附註(iv)）	Consolidation differences (iv)	**(99,419,846)**	(170,260,358)
合計	Total	**(59,435,258)**	(120,157,680)

		公司 Company	
		二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB （附註40） (Note 40)
投資於控股子公司（附註(i)）	Investments in subsidiaries (i)	**1,687,466,851**	1,722,465,835
投資於聯營公司（附註(ii)）	Investments in associated companies (ii)	**5,449,854**	5,319,518
其他股權投資（附註(iii)）	Other equity investments (iii)	**17,969,562**	17,969,562
長期投資減值準備	Provision for impairment loss	**(2,992,862)**	—
小計	Sub-total	**1,707,893,405**	1,745,754,915
股權投資差額（附註(iv)）	Investment differences (iv)	**(78,447,024)**	(118,247,244)
合計	Total	**1,629,446,381**	1,627,507,671

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(i) 本公司採用權益法核算的股權投資明細如下：

(i) The details of equity investments accounted for by the equity method are as follows:

	控股子公司 Name of investees	起止期限 Year of commencement and cessation	初始投資 Initial investment 人民幣 RMB	追加投資 Additional investment 人民幣 RMB	二零零二年末實際投資 2002 total investment 人民幣 RMB	以前年度調整 Prior year adjustments 人民幣 RMB	二零零二年末實際投資（調整後） 2002 total investment (restated) 人民幣 RMB (附註40) (Note 40)	本年權益增減 Changes in equity interests during the year 人民幣 RMB	本年收取股利 Dividends received during the years 人民幣 RMB	累計權益增減 Cumulative changes in equity interests 人民幣 RMB	二零零三年末實際投資 2003 total investment 人民幣 RMB
青島啤酒（上海松江）有限公司	Tsingtao Brewery Shanghai Songjiang Company Limited	2000	287,233,335	–	289,776,100	–	289,776,100	3,848,466	–	6,391,231	293,624,566
青島啤酒（西安）有限公司	Tsingtao Brewery Xian Company Limited	1996	109,618,397	63,287,554	216,006,331	76,100,000	292,106,331	49,374,290	(76,100,000)	92,474,670	265,380,621
深圳青島啤酒華南（控股）有限公司	Shenzhen Tsingtao Brewery Huanan Holding Company Limited	2001	190,000,000	–	174,571,175	44,650,000	219,221,175	30,221,739	(44,650,000)	14,792,914	204,792,914
深圳青島啤酒朝日有限公司	Shenzhen Tsingtao Beer Asahi Company Limited	1997	126,746,680	–	134,872,764	40,290,000	175,162,764	30,689,633	(40,290,000)	38,815,717	165,562,397
深圳青島啤酒銷售有限公司	Shenzhen Tsingtao Brewery Sales Company Limited	1999	19,000,000	–	76,315,438	19,000,000	95,315,438	55,535,809	(19,000,000)	112,851,247	131,851,247
青島啤酒（第五）有限公司	Tsingtao Brewery No. 5 Company Limited	2000	37,625,391	–	57,220,964	–	57,220,964	12,569,006	–	32,164,579	69,789,970
青島啤酒（福州）有限公司	Tsingtao Brewery (Fuzhou) Company Limited	2001	60,851,224	16,606,992	37,688,184	–	37,688,184	14,799,473	–	(24,970,559)	52,487,657
青島哈爾濱公司	Tsingtao Brewery (Haerbin) Company Limited	2000	24,770,378	58,000,000	60,092,391	–	60,092,391	(9,962,281)	–	(32,640,268)	50,130,110
青島啤酒（瀘州）有限公司	Tsingtao Brewery (Luzhou) Company Limited	2001	61,110,000	–	48,634,976	–	48,634,976	555,112	–	(11,919,912)	49,190,088
北京三環亞太啤酒有限公司	Beijing Three Rings Asia Pacific Beer Company Limited	2001	37,561,561	–	18,427,012	–	18,427,012	(3,178,317)	–	(22,312,866)	15,248,695
其他	Others	1993	361,323,728	420,287,418	428,820,500	–	428,820,500	(39,411,914)	–	(392,202,560)	389,408,586
合計	Total		1,315,840,694	558,181,964	1,542,425,835	180,040,000	1,722,465,835	145,041,016	(180,040,000)	(186,555,807)	1,687,466,851

以前年度調整為因《企業會計準則資產負債表日後事項(2003修訂)》對在會計年度後分發股利作出的調整。此外，本集團及本公司的投資變現並不存在重大限制。

The prior year adjustment was the adjustment made on dividends proposed and distributed after accounting year end as a result of the adoption of the Accounting Standards for business Enterprises — Cai hui [2003] Number 12 "Events After the Balance Sheet Date (2003) revised". In addition, there are no material restrictions on realisation of investments held by the Group and the Company.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(ii) 本集團及本公司的主要的聯營公司股權投資如下：

(ii) The Group's and the Company's main investments in associates are as follows:

聯營公司 Name of investees		年初數 Balance as at beginning of year 人民幣 RMB	本年權益增(減) Increase/(decrease) in equity during the year 人民幣 RMB	年末數 Balance as at year end 人民幣 RMB
加拿大青華公司	Canada Qinghua Company	2,077,625	—	2,077,625
其他	Others	3,241,893	130,336	3,372,229
公司合計	Company total	5,319,518	130,336	5,449,854
青島啤酒朝日飲料有限公司	Tsingtao Beer and Asahi Beverage Company Limited	23,131,428	(7,381,069)	15,750,359
其他	Others	2,046	—	2,046
集團合計	Group total	28,452,992	(7,250,733)	21,202,259

(iii)其他股權投資

(iii)Other equity investments

	被投資公司名稱 Name of investees	二零零三年十二月三十一日 31st December, 2003 投資金額 Investment amount 人民幣 RMB	佔被投資公司註冊資本比例 Proportion of interests held by the Company to the registered capital of the investees (%)
上海國際名酒發展公司	Shanghai International Ming Jiu Development Corporation	7,000,000	17.5%
天津聯營公司*(a)*	Tianjin Lianying Corporation *(a)*	4,884,300	60%
青島瀛瀟俱樂部	Tsingtao Yingxiao Club	3,985,261	25%
其他	Others	2,100,001	
公司合計	Company total	17,969,562	17%
廣西北海房地產	Guangxi Bei Hai Real Estate	3,610,000	
其他	Others	4,257,547	
集團合計	Group total	25,837,109	

(a) 本集團無權決定或重大影響天津聯營公司的財務和經營政策

(a) The Group does not exercise substantial influence over the financial and operating policies of Tianjin Lianying Corporation.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(iv) 本集團及本公司的主要合併價差／股權投資差額如下：

(iv) The details of the consolidated differences/investment differences are as follows:

控股子公司	Name of Investees	形成原因 Reason of formation	初始金額 Initial investment	年初金額 Beginning Balance	本年增加 Additions in current year	本年攤銷 Amortization of current year	年末金額 Unamortized Balance
青島啤酒上海松江有限公司	Tsingtao Brewery Shanghai Songjiang Company Limited	收購 Acquisitions	(133,483,335)	(105,581,641)	—	13,348,333	(92,233,308)
北京五星有限公司	Beijing Five Star Company Limited	收購 Acquisitions	(54,539,713)	(45,449,761)	—	5,453,971	(39,995,790)
北京三環有限公司	Beijing Three Rings Company Limited	收購 Acquisitions	49,285,564	41,071,303	—	(4,928,556)	36,142,747
福州公司	Fuzhou Company	收購 Acquisitions	64,192,777	35,321,666	23,437,009	(6,028,661)	52,730,014
其他	Others	收購 Acquisitions	(84,810,564)	(43,608,811)	—	8,518,124	(35,090,687)
公司合計	Company total		(159,355,271)	(118,247,244)	23,437,009	16,363,211	(78,447,024)
集團內間接控股子公司	Indirectly-held subsidiaries of the Group		(44,600,685)	(52,013,114)	24,269,122	6,771,170	(20,972,822)
集團合計	Group Total		(203,955,956)	(170,260,358)	47,706,131	23,134,381	(99,419,846)

本集團及本公司的合併價差／股權投資差額均按十年以直線法攤銷。

The consolidation differences/investment differences of the Group and the Company are amortised over 10 years based on the straight line method.

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

13.固定資產 13. FIXED ASSETS

固定資產項目的變動如下: The movements of fixed assets are as follows:

(a) 集團 (a) Group

		二零零三年十二月三十一日 31st December, 2003					二零零二年十二月三十一日 31st December, 2002
		土地使用權、房屋及建築物 Land use right and Building	機器設備 Plant and machinery	運輸設備 Motor vehicles	其他設備 Equipment	總計 Total	總計 Total
原價	**Original cost**						
年初數	Beginning of year	2,650,470,907	5,028,556,782	405,582,268	206,891,452	8,291,501,409	7,784,843,365
成立/兼並控股子公司之影響	Effect on establishment/ acquisition of subsidiaries	—	—	—	—	—	163,850,701
在建工程轉入	Transfer-in from construction-in-progress	87,764,183	265,435,058	793,144	3,905,540	357,897,925	333,304,512
本年其他增加	Additions	21,840,762	89,687,240	20,719,636	33,140,071	165,387,709	147,911,724
本年減少	Disposals	(15,258,937)	(122,958,056)	(24,047,912)	(12,957,404)	(175,222,309)	(138,408,893)
年末數	End of year	2,744,816,915	5,260,721,024	403,047,136	230,979,659	8,639,564,734	8,291,501,409
累計折舊	**Accumulated depreciation**						
年初數	Beginning of year	636,042,220	2,115,890,084	140,395,905	96,455,156	2,988,783,365	2,568,252,253
成立/兼並控股子公司之影響	Effect on establishment/ acquisition of subsidiaries	—	—	—	—	—	58,792,154
本年計提	Charge for the year	70,753,779	352,784,216	38,928,470	34,849,403	497,315,868	457,345,228
本年減少	Written back on disposal	(4,682,742)	(64,844,829)	(13,511,587)	(12,263,825)	(95,302,983)	(95,606,270)
年末數	End of year	702,113,257	2,403,829,471	165,812,788	119,040,734	3,390,796,250	2,988,783,365
淨值	**Net book value**						
年初數	Beginning of year	2,014,428,687	2,912,666,698	265,186,363	110,436,296	5,302,718,044	5,216,591,112
年末數	End of year	2,042,703,658	2,856,891,553	237,234,348	111,938,925	5,248,768,484	5,302,718,044
資產減值	**Impairment loss**						
年初數	Beginning of year	39,937,103	55,699,149	2,690,550	—	98,326,802	57,984,575
本年計提	Charge for the year	505,129	45,210,288	587,159	—	46,302,576	40,342,227
本年減少	Deduction	(7,698,698)	(11,998,595)	(173,635)	—	(19,870,928)	—
年末數	End of year	32,743,534	88,910,842	3,104,074	—	124,758,450	98,326,802
淨額	**Net book value**						
年初數	Beginning of year	1,974,491,584	2,856,967,549	262,495,813	110,436,296	5,204,391,242	5,158,606,537
年末數	End of year	2,009,960,124	2,767,980,711	234,130,274	111,938,925	5,124,010,034	5,204,391,242

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

本集團於本年合計有約人民幣1,106,000元（二零零二年十二月三十一日：68,799,000元）的借款是以本集團的定期存款約人民幣28,000,000元作為抵押（二零零二年十二月三十一日：以若干土地使用權、房屋建築物、機器設備、運輸設備及其他設備作為抵押，其有關資產賬面淨值約為人民幣194,329,000元）。

Approximately RMB1,106,000 (31st December, 2002: RMB68,799,000) of the Group's loans are secured by fixed deposits of approximately RMB28,000,000 (31st December, 2002: secured by land use rights, building, plant and machinery, motor vehicles and other equipment with an aggregate carrying value of approximately RMB194,329,000).

於二零零三年十二月三十一日，本集團淨值約人民幣356,360,000元（二零零二年十二月三十一日：人民幣419,506,000元）的房屋建築物的《房屋所有權證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團及本公司辦理該等《房屋所有權證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提固定資產減值準備。此外，本集團部份房屋建築物乃坐落於地方政府劃撥土地上，詳情請參閱附註15。

As at 31st December, 2003, the building ownership certificates ("Building Ownership Certificates") for certain buildings of the Group with carrying value of approximately RMB356,360,000 (31st December, 2002: RMB419,506,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group and the Company to apply for and obtain the Buildings Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group and the Company. Accordingly, no provision for fixed assets impairment was considered necessary. For certain buildings of the Group located on parcels of allocated lands granted by local governments, please refer to Note 15 for details.

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(b) 公司 **(b) Company**

		二零零三年十二月三十一日 31st December, 2003					二零零二年十二月三十一日 31st December, 2002
		房屋及建築物 Building	機器設備 Plant and machinery	運輸設備 Motor vehicles	其他設備 Equipment	總計 Total	總計 Total
原價	**Original cost**						
年初數	Beginning of year	554,865,184	1,178,082,975	156,765,322	87,194,036	1,976,907,517	1,948,510,031
在建工程轉入	Transfer from CIP	(1,268,985)	56,257,733	—	1,503,339	56,492,087	84,469,494
本年其他增加	Additions	1,014,000	12,586,680	1,394,329	18,831,868	33,826,877	26,809,549
本年減少	Disposals	(1,860,821)	(52,098,501)	(13,338,304)	(8,460,103)	(75,757,729)	(82,881,557)
年末數	End of year	552,749,378	1,194,828,887	144,821,347	99,069,140	1,991,468,752	1,976,907,517
累計折舊	**Accumulated depreciation**						
年初數	Beginning of year	147,827,085	693,524,567	62,683,143	44,440,433	948,475,228	885,989,082
本年計提	Charge for the year	14,055,787	72,590,191	14,956,677	12,291,266	113,893,921	112,285,137
本年減少	Written back on disposal	(400,708)	(19,634,878)	(7,751,796)	(8,080,628)	(35,868,010)	(49,798,991)
年末數	End of year	161,482,164	746,479,880	69,888,024	48,651,071	1,026,501,139	948,475,228
淨值	**Net book value**						
年初數	Beginning of year	407,038,099	484,558,408	94,082,179	42,753,603	1,028,432,289	1,062,520,949
年末數	End of year	391,267,214	448,349,007	74,933,323	50,418,069	964,967,613	1,028,432,289
資產減值	**Impairment loss**						
年初數	Beginning of year	—	8,000,000	—	—	8,000,000	—
本年計提	Charge for the year	—	3,937,607	5,950	—	3,943,557	8,000,000
本年減少	Deduction	—	(5,052,807)	—	—	(5,052,807)	—
年末數	End of year	—	6,884,800	5,950	—	6,890,750	8,000,000
淨額	**Net book value**						
年初數	Beginning of year	407,038,099	476,558,408	94,082,179	42,753,603	1,020,432,289	1,062,520,949
年末數	End of year	391,267,214	441,464,207	74,927,373	50,418,069	958,076,863	1,020,432,289

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

14. 在建工程 14. CONSTRUCTION-IN-PROGRESS

工程名稱	Construction project	預算數 Budgeted amount 人民幣 RMB	年初數 Beginning of year 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年轉入固定資產 Transfer to fixed assets 人民幣 RMB	本年轉出 Transfer out 人民幣 RMB	年末數 End of year 人民幣 RMB	資金來源 Sources of financing	工程投入佔預算的比例 Proportion of amount invested to budget
一廠生產線改造	Plant 1 production line improvement	73,445,000	29,379,746	30,453,927	(35,780,339)	(1,104,774)	22,948,560	自有資金 Internally generated fund	81%
二廠生產線改造	Plant 2 production line improvement	29,159,000	5,183,971	18,811,235	(12,904,463)	—	11,090,743	自有資金 Internally generated fund	82%
四廠生產線改造	Plant 4 production line improvement	97,971,000	593,393	8,230,297	(6,717,373)	(1,467,317)	639,000	自有資金 Internally generated fund	9%
新廠房建造	New factory plant	32,117,000	29,055,553	3,061,650	—	(4,794,597)	27,322,606	自有資金 Internally generated fund	100%
麥芽廠生產線改造	Malt production line improvement	60,400,000	5,764,777	1,256,011	(1,089,912)	—	5,930,876	自有資金 Internally generated fund	12%
其他	Others	416,000	31,580	384,000	—	—	415,580	自有資金 Internally generated fund	100%
公司合計	Company total	293,508,000	70,009,020	62,197,120	(56,492,087)	(7,366,688)	68,347,365		
控股子公司的生產線改造：	Production line improvements in subsidiaries:								
西安公司生產線改造	Xian Company production line improvement	115,961,000	6,416,751	36,854,683	(30,984,318)	(977,011)	11,310,105	自有資金 Internally generated fund	37%
興凱湖公司生產線改造	Xingkaihu Company production line improvement	2,353,000	83,153	664,269	(326,001)	(27,000)	394,421	自有資金 Internally generated fund	32%
榮城公司生產線改造	Rongcheng Company production line improvement	38,976,000	681,536	2,037,697	(2,676,357)	(87)	42,789	自有資金 Internally generated fund	7%
黃石公司生產線改造	Huangshi Company production line improvement	92,478,000	10,484,238	68,182,888	(502,857)	—	78,164,269	銀行借款及自有資金 Bank loans and internally generated fund	85%
三水公司生產線改造	Sanshui Company production line improvement	58,503,000	10,167,228	19,801,017	(29,503,177)	—	465,068	自有資金 Internally generated fund	51%
滕州公司生產線改造	Tengzhou Company production line improvement	9,410,000	1,235,955	4,713,496	(4,363,118)	(260,100)	1,326,233	自有資金 Internally generated fund	63%
珠海公司生產線改造	Zhuhai Company production line improvement	44,000,000	4,170,446	24,165,847	—	—	28,336,293	自有資金 Internally generated fund	64%
第五公司生產線改造	No. 5 Company production line improvement	40,019,000	8,495,080	15,336,136	(16,780,482)	(1,727,963)	5,322,771	自有資金 Internally generated fund	60%
蓬萊公司生產線改造	Penglai Company production line improvement	38,224,000	29,449,135	8,775,173	(37,822,921)	(401,387)	—	自有資金 Internally generated fund	100%
郴州公司生產線改造	Chenzhou Company production line improvement	12,088,000	1,397,405	10,690,269	(12,041,435)	(46,239)	—	自有資金 Internally generated fund	100%
濰坊公司生產線改造	Weifeng Company production line improvement	3,934,000	19,090	2,094,458	(2,024,649)	—	88,899	自有資金 Internally generated fund	54%
彭城公司生產線改造	Xuzhou Pencheng Company production line improvement	8,220,000	—	5,129,806	(5,129,806)	—	—	自有資金 Internally generated fund	62%
壽光公司生產線改造	Shougung Company Production line improvement	6,861,000	38,024	3,359,668	(2,377,784)	—	1,019,908	自有資金 Internally generated fund	54%
北京三環公司生產線改造	Beijing Three Rings Company production line improvement	6,283,000	782,446	2,886,225	(1,190,887)	—	2,477,784	自有資金 Internally generated fund	53%
北京五星公司生產線改造	Beijing Five Stars Company production line improvement	4,524,000	401,968	2,519,637	(1,263,949)	—	1,657,656	自有資金 Internally generated fund	65%
深圳朝日公司生線改造	Shenzhen Asahi Company production line improvement	16,010,000	2,332,445	4,463,017	(6,740,422)	—	55,040	自有資金 Internally generated fund	42%
廊坊公司生產線改造	Langfang Company production line improvement	123,682,000	31,116,103	14,516,583	(45,514,199)	—	118,487	自有資金 Internally generated fund	37%
瀘州公司生產線改造	Luzhou Company production line improvement	13,074,000	4,253,917	5,736,349	(8,543,930)	—	1,446,336	自有資金 Internally generated fund	76%
福州公司生產線改造	Fuzhou Company production line improvement	23,591,000	8,388,271	6,998,140	(4,912,484)	—	10,473,927	自有資金 Internally generated fund	65%
其他控股子公司生產線改造	Other subsidiaries Production line improvement	183,635,000	23,501,062	78,917,645	(88,707,062)	(9,767,224)	3,944,421	自有資金 Internally generated fund	56%
集團合計	Group total	1,135,334,000	213,423,273	380,040,123	(357,897,925)	(20,573,699)	214,991,772		

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

用於購建固定資產及在建工程直接有關的專項借款成本予以資本化。本集團本年借款成本資本化利率為4.78%(二零零二年：3.95%至5.72%)。本集團於本年予以資本化的利息共約人民幣1,815,000元(二零零二年：人民幣818,000元)。

To the extent that the funds are specifically borrowed and used to finance the acquisition and construction of fixed assets and construction-in-progress, the capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of the related assets is 4.78% per annum (2002: 3.95% to 5.72% per annum) for the year. During the year, the Group capitalised approximately RMB1,815,000 (2002: RMB818,000) of its borrowing costs in the construction-in-progress.

15. 無形資產

15. INTANGIBLE ASSETS

(a) 集團

(a) Group

項目 Nature		原始金額 Original cost 人民幣 RMB	累計攤銷額 Accumulated amortisation 人民幣 RMB	年初數 Beginning of year 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年轉出 Transfer out 人民幣 RMB	本年攤銷 Amortisation 人民幣 RMB	年末數 End of year 人民幣 RMB	剩餘攤銷年限 Remaining years of amortisation (year)	取得方式 Source of financing
商標	Trademarks	129,488,196	30,347,332	104,338,751	—	—	(5,197,887)	99,140,864	3-30年 3-30	股東投入及兼並控股子公司 Injection from shareholders and acquisition of subsidiaries
土地使用權	Land use rights	668,037,349	111,051,715	583,807,874	7,259,681	(7,772,864)	(26,309,057)	556,985,634	40-50年 40-50	購入及兼並控股子公司 Purchase and acquisition of subsidiaries
專有技術	Technology know-how	18,629,100	8,383,094	12,108,916	—	—	(1,862,910)	10,246,006	5.5年 5.5	少數股東投入 Injection from minority shareholders
其他	Others	23,689,011	4,925,925	16,358,743	3,900,700	—	(1,496,357)	18,763,086	0-9年 0-9	購入及兼並控股子公司 Purchase and acquisition of subsidiaries
合計	Total	839,843,656	154,708,066	716,614,284	11,160,381	(7,772,864)	(34,866,211)	685,135,590		

(b) 公司　　(b) Company

項目 Items		原始金額 Original cost 人民幣 RMB	累計攤銷額 Accumulated amortisation 人民幣 RMB	年初數 Beginning of year 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年轉出 Transfer out 人民幣 RMB	本年攤銷 Amortisation 人民幣 RMB	年末數 End of year 人民幣 RMB	剩餘攤銷年限 Remaining years of amortisation (year)	取得方式 Source of financing
商標	Trademarks	100,000,000	26,249,967	76,250,033	—	—	(2,500,000)	73,750,033	30	股東投入 Injection from shareholders
土地使用權	Land use rights	87,411,367	18,264,333	71,371,312	—	(563,667)	(1,660,611)	69,147,034	40	購入 Acquisition
其他	Others	8,921,913	1,304,271	4,546,224	3,696,864	—	(625,446)	7,617,642	0-9	購入 Acquisition
合計	Total	196,333,280	45,818,571	152,167,569	3,696,864	(563,667)	(4,786,057)	150,514,709		

截至二零零三年十二月三十一日，本集團有淨值約人民幣35,499,000元（二零零二年十二月三十一日：人民幣42,484,000元）的土地的《國有土地使用證》尚待辦理。經參考法律顧問意見後，本公司董事會認為本集團辦理該等《國有土地使用證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

As at 31st December, 2003, land use right certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate carrying value of approximately RMB35,499,000 (31st December, 2002: RMB42,484,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's board of directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates, it should not lead to any significant adverse impact on the operations of the Group and the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

此外，於二零零三年十二月三十一日，本集團有部份經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部份有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值共約人民幣136,317,000元（二零零二年十二月三十一日：人民幣121,952,000元）。本公司董事會認為，上述安排對本集團的正常營運並不構成重大影響。本集團亦正辦理將該等劃撥土地使用權轉為出讓土地的手續。

In addition, as at 31st December, 2003, certain operating facilities of the Group were located on parcels of allocated land ("Allocated Lands") granted by certain local municipal governments to the previous operating parties of the facilities. Majority of the local municipal governments have agreed to process the legal title transfer. As at 31st December, 2003, the carrying values of the associated buildings and facilities constructed thereon were approximately RMB136,317,000 (31st December, 2002: REMB121,952,000). In the view of the Company's Board of Directors, there would not be any significant adverse impact on the operations of the Group. The Group is in the process of applying for the transfer of the legal title of these Allocated Lands to the Group.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

本公司董事會認為於二零零三年十二月三十一日上述無形資產的公允價值均不低於賬面淨值，故並無計提減值準備。

In the opinion of the Company's Directors, the underlying value of these assets was not less than their carrying value in the books of the Company and of the Group as at 31st December, 2003.

16.長期待攤費用

16. LONG-TERM DEFERRED ASSETS

(a) 集團

(a) Group

項目 Items		原始金額 Original cost 人民幣 RMB	年末累計攤銷 Accumulated amortisation 人民幣 RMB	年初數 Beginning of year 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年攤銷 Amortisation 人民幣 RMB	年末數 End of year 人民幣 RMB	剩餘攤銷期限 Remaining years of amortisation
公司本部廣告費用	Advertising expenses	3,000,000	775,000	2,525,000	—	(300,000)	2,225,000	7年 7 years
安丘公司大廈使用權	Anqiu Company-building usage rights	1,570,681	837,088	916,230	—	(182,637)	733,593	3年 3 years
西安公司綠化費用	Xian Company-Greenery expenditures	2,225,117	1,127,193	1,097,026	253,989	(253,091)	1,097,924	3-4年 3-4 years
應城公司改造費用	Yingcheng Company-improvement expenses	2,000,000	1,366,694	1,033,314	—	(400,008)	633,306	2年 2 years
其他	Others	2,893,369	1,498,830	1,255,335	1,095,231	(956,027)	1,394,539	
合計	Total	11,689,167	5,604,805	6,826,905	1,349,220	(2,091,763)	6,084,362	

(b) 公司

(b) Company

項目 Items		原始金額 Original cost 人民幣 RMB	年末累計攤銷 Accumulated amortisation 人民幣 RMB	年初數 Beginning of year 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年攤銷 Amortisation 人民幣 RMB	年末數 End of year 人民幣 RMB	剩餘攤銷期限 Remaining years of amortisation
公司本部廣告費用	Advertising expenses	3,000,000	775,000	2,525,000	—	(300,000)	2,225,000	7年 7 years
其他	Others	506,000	151,800	455,400	—	(101,200)	354,200	3.5年 3.5 years
合計	Total	3,506,000	926,800	2,980,400	—	(401,200)	2,579,200	

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

17.借款

17. LOANS

本集團及本公司借款利率均按中國人民銀行的有關規定計算。

Borrowing rates of the Group and the Company are determined based on the announced rates of the People's Bank of China.

(a) 短期借款及一年內到期的長期借款

(a) Short-term loans and current portion of long-term loans

借款類別	Types	集團 Group 二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB	公司 Company 二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB
抵押借款	Secured loans	**1,105,557**	81,996,961	**—**	—
擔保借款	Guaranteed loans				
— 關聯企業擔保	— by related parties	**4,617,237**	875,005,661	**4,617,237**	355,515,661
— 本公司擔保	— by the Company	**374,682,525**	804,990,000	**—**	—
— 控股子公司少數股東擔保	— by minority shareholders of subsidiaries	**—**	125,000,000	**—**	—
信用借款	Loans on open credit	**983,593,226**	892,543,101	**599,899,000**	626,000,000
合計	Total	**1,363,998,545**	2,779,535,723	**604,516,237**	981,515,661
短期借款	Short-term loans	**1,302,612,990**	2,669,481,347	**579,369,000**	946,000,000
一年內到期的長期借款	Current portion of long-term bank loans	**61,385,555**	110,054,376	**25,147,237**	35,515,661
合計	Total	**1,363,998,545**	2,779,535,723	**604,516,237**	981,515,661

於二零零三年十二月三十一日，本集團並沒有已到期但未償還的短期銀行借款。

As at 31st December, 2003, the Group had no overdue short-term loans that had not yet been repaid.

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(b) 長期借款 (b) Long-term bank loans

項目 Types		集團 Group 二零零三年 十二月三十一日 31st December, 2003 人民幣 RMB	集團 Group 二零零二年 十二月三十一日 31st December, 2002 人民幣 RMB	公司 Company 二零零三年 十二月三十一日 31st December, 2003 人民幣 RMB	公司 Company 二零零二年 十二月三十一日 31st December, 2002 人民幣 RMB
抵押借款	Secured loans	—	1,101,225	—	—
擔保借款	Guaranteed loans	**23,564,000**	48,218,934	**23,564,000**	48,218,934
信用借款	Loans on open credit	**30,219,722**	41,323,361	—	—
		53,783,722	90,643,520	**23,564,000**	48,218,934

還款期分析 Analysis on repayment terms

貸款年限 Loan terms		集團 Group 銀行借款 Bank loans 外幣餘額 Foreign currency balances	折算匯率 Exchange rate	折合人民幣餘額 RMB equivalents	公司 Company 銀行借款 Bank loans 外幣餘額 Foreign currency balances	折算匯率 Exchange rate	折合人民幣餘額 RMB equivalents
一至兩年內到期	Maturity within one to two years						
一丹麥克朗	— Danish Krone	400,000	1.3793	551,720	—	—	—
一歐元	— Euro	158,618	10.15	1,609,205	—	—	—
一人民幣	— RMB	—	—	21,820,000	—	—	19,220,000
二至三年內到期	Maturity within two to three years						
一丹麥克朗	— Danish Krone	400,000	1.3793	551,720	—	—	—
一歐元	— Euro	158,618	10.15	1,609,205	—	—	—
一人民幣	— RMB	—	—	4,344,000	—	—	4,344,000
三至五年內到期	Maturity within three to five years						
一丹麥克朗	— Danish Krone	800,000	1.3793	1,103,440	—	—	—
一歐元	— Euro	317,236	10.15	3,220,022	—	—	—
一人民幣	— RMB	—	—	—	—	—	—
五年外到期	Maturity over five years						
一丹麥克朗	— Danish Krone	5,000,000	1.3793	6,897,008	—	—	—
一歐元	— Euro	1,169,735	10.15	11,877,402	—	—	—
一人民幣	— RMB	—	—	200,000	—	—	—
合計	Total			53,783,722			23,564,000

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(c) 本集團及本公司之借款中分別有約人民幣49,394,000元（二零零二年：人民幣89,368,000元）及人民幣44,094,000元（二零零二年：人民幣71,368,000元）的借款是於控股子公司作出債務重組或兼並時得到免息優惠。年末借款餘額之年利率為1.63%至6.90%（二零零二年：0.65%至7.25%）。

(c) Pursuant to debt restructuring agreements or acquisition agreements of certain subsidiaries, interest charges to be levied on approximately RMB49,394,000 (2002: RMB89,368,000) and RMB44,094,000 (2002: RMB71,368,000) of the loan balance of the Group and of the Company, respectively, were waived by the lenders at no consideration. The remaining outstanding loan balances are interest-bearing at rates ranging from 1.63% to 6.90% per annum (2002: 0.65% to 7.25%).

本集團及本公司的借款於本年分別有人民幣4,617,237元（二零零二年十二月三十一日：本集團 — 人民幣875,006,000元，本公司 — 人民幣355,516,000元）由關聯企業提供信用擔保。此外，本集團於本年並無任何（二零零二年十二月三十一日：人民幣125,000,000元）借款由控股子公司少數股東提供擔保。

Loans of the Group and of the Company amounting to approximately RMB4,617,237 (31st December, 2002: Group — RMB875,006,000, Company — RMB355,516,000), respectively, are guaranteed by related companies of the Group in 2003. None (31st December, 2002: RMB125,000,000) of the loans of the Group was guaranteed by the minority shareholders of the subsidiaries in 2003.

本集團於本年合計有約人民幣1,106,000元（二零零二年十二月三十一日：人民幣68,799,000元）的借款是以本集團的定期存款約人民幣28,000,000元作為抵押。（二零零二年十二月三十一日：以價值約194,329,000元的若干土地使用權、房屋建築物、機器設備、運輸設備及其他設備作為抵押）。

Approximately RMB1,106,000 (31st December, 2002: RMB68,799,000) of the loans of the Group are secured by fixed deposits of approximately RMB28,000,000 (31st December, 2002: secured by land use rights, building, plant and machinery, motor vehicles and other equipment with an aggregate carrying value of approximately RMB194,329,000).

由於本集團大部份借貸主要為短期銀行貸款，故本集團於二零零三年十二月三十一日出現淨流動負債約人民幣742,431,000元（二零零二年十二月三十一日：人民幣2,113,180,000元）。本公司董事有信心本集團可令大部份短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。此外，如附註22所述，本公司已於二零零四年三月三十一日收到A-B公司認購本公司發行可轉換公司債券尚餘款項合計約254,138,000港元（折合約人民幣270,835,000元）。

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB742,431,000 as at 31st December, 2003 (31st December, 2002: RMB2,113,180,000). The board of directors of the Company is confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones. In addition, as mentioned in Note 22, the Company received the remaining proceeds of approximately HK$254,138,000 (equivalent to approximately RMB270,835,000) associated with the issuance of convertible bonds to A-B Company on 31st March, 2004.

18.應付票據

18. BILLS PAYABLE

		集團 Group		公司 Company	
		二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB	**二零零三年十二月三十一日 31st December, 2003 人民幣 RMB**	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB
商業承兑匯票	Commercial bills	**117,585,257**	145,316,251	**99,384,500**	124,375,903
銀行承兑匯票	Bank drafts	**407,864,252**	290,311,976	**—**	—
合計	Total	**525,449,509**	435,628,227	**99,384,500**	124,375,903

本集團及本公司於本年內的銀行承兑匯票全部均於六個月內到期。

The bank drafts of the Group and the Company will reach maturity within 6 months after the balance sheet date.

19.應付賬款、預收賬款及其他應付款

19. ACCOUNTS PAYABLE, ADVANCE FROM CUSTOMERS, AND OTHER PAYABLES

本集團及本公司的應付款項、預收賬款及其他應付款中，均無欠持本公司5%(包含5%)以上股份的股東單位的款項。賬齡超過3年的大額應付賬款及其他應付款均為收購控股子公司時承擔的負債。賬齡超過一年的預收賬款主要為客戶購貨的預付訂金。

The Group and the Company did not have any payable balances which were due to parties having 5% or above shareholdings in the Company. The accounts payable and other payables aged over 3 years were mainly due to balances acquired from subsidiaries upon acquisitions. Advance from customers aged over 1 year were mainly deposits for purchases.

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

20.應交稅金 20. TAXES PAYABLE

		集團 Group		公司 Company	
		二零零三年十二月三十一日 **31st December, 2003** 人民幣 ***RMB***	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*	二零零三年十二月三十一日 **31st December, 2003** 人民幣 ***RMB***	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*
應交增值稅淨額	Value added tax payable, net	**10,757,817**	2,126,503	**4,509,948**	(3,066,889)
應交消費稅淨額	Consumption tax payable	**111,646,338**	111,163,002	**9,676,964**	7,078,821
應交所得稅淨額	Enterprise income tax payable	**47,519,934**	2,884,790	**23,972,519**	(4,450,281)
其他	Others	**10,805,738**	3,313,363	**7,009,005**	(2,742,165)
合計	Total	**180,729,827**	119,487,658	**45,168,436**	(3,180,514)

21.預提費用 21. ACCRUALS

		集團 Group		公司 Company	
		二零零三年十二月三十一日 **31st December, 2003** 人民幣 ***RMB***	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*	二零零三年十二月三十一日 **31st December, 2003** 人民幣 ***RMB***	二零零二年十二月三十一日 31st December, 2002 人民幣 *RMB*
銷售及運輸費用	Selling & transportation expenses	**18,423,591**	16,079,754	**2,555,370**	3,313,892
利息費用	Interest expenses	**11,241,335**	1,367,031	**8,595,201**	—
審計費	Audit fee	**3,693,035**	4,960,170	**3,693,035**	4,960,170
水、電費用	Utilities	**3,908,260**	3,275,586	**—**	—
進口材料關稅	Import duties on materials	**—**	916,278	**—**	916,278
其他	Others	**25,585,386**	19,594,443	**3,512,492**	1,193,177
合計	Total	**62,851,607**	46,193,262	**18,356,098**	10,383,517

22. 可轉換公司債券

於二零零二年十月二十一日,本公司與一名H股股東,安海斯-布希國際控股有限公司(Anheuser — Busch Companies Inc.)(「A-B公司」)簽訂一份《戰略性投資協議》,協議規定由二零零三年開始,本公司將分三部份向A-B公司以現金代價發行強制性可轉換公司債券,作價共約1,416,195,000港元(折合約人民幣1,507,990,000元),並可按照下列時間表轉換本公司新增308,219,178股H股:

第一部份可轉換公司債券

第一部份債券認購總金額為280,800,000港元(折合約人民幣297,999,000元),已於二零零三年四月發行,A-B公司並已於二零零三年七月二日以每股4.68港元(折合約人民幣4.96元)的價格轉換成本公司60,000,000股新增H股。第一部份債券為免利息債券。

第二部份可轉換公司債券

第二部份債券的認購總金額為627,120,000港元(折合約人民幣668,322,000元),已於二零零三年四月發行,A-B公司於支付有關認購金額後的7年內,可以每股4.68港元(折合約人民幣4.96元)價格轉換成本公司134,000,000股新增H股。若於該7年期限內仍未轉股則於期限屆滿後即時自動轉股。第二部份可轉換公司債券的年利率為2%,但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至本報告批准日期,A-B 公司仍未行使換股權。

22. CONVERTIBLE BONDS

On 21st October, 2002, the Company and Anheuser-Busch Companies, Inc ("A-B Company"), a shareholder of H Shares, entered into a strategic investment agreement, pursuant to which A-B Company is obliged to subscribe for 3 tranches of mandatory convertible bonds ("CB") to be issued by the Company with an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,507,990,000), commencing from 2003. The CB are convertible into 308,219,178 new H Shares issuable by the Company as follows:

Tranche I of the CB ("Tranche I")

The total subscription amount of Tranche I was HK$280,800,000 (equivalent to approximately RMB297,999,000) which was issued to A-B Company in April 2003. Tranche I was converted into 60,000,000 new H shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2nd July, 2003. Tranche I was interest-free.

Tranche II of the CB ("Tranche II")

The total subscription amount of Tranche II was HK$627,120,000 (equivalent to approximately RMB668,322,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 new H shares at HK$4.68 (equivalent to approximately RMB4.96) per share within seven years after issuance. The CB will be automatically converted at the end of the seven-year conversion period ("Expiry Date") if A-B Company does not trigger the conversion. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interest received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at the date of approval of the accounts, A-B Company had not exercised its conversion right.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

第三部份可轉換公司債券

第三部份債券的認購總金額為508,275,000港元（折合約人民幣541,669,000元），已於二零零三年十月及二零零四年三月分期發行，A-B公司於支付有關認購金額後的7年內，可以每股4.45港元（折合約人民幣4.72元）價格轉換成本公司114,219,178股新增H股。若於該7年期限內仍未轉股則於期限屆滿後即時自動轉股。第三部份可轉換公司債券的年利率為2%，但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

截至二零零三年十二月三十一日，本公司已向A-B公司發行部份約254,137,000港元（折合約人民幣270,835,000元）第三部份第一期債券，但A-B 公司未有行使其轉股權。尚餘第三部份債券已於二零零四年三月三十一日發行予A-B公司。

於第一部份、第二部份及第三部份可轉換公司債券的轉股後，青島市國有資產管理局（「國資局」）於本公司的持股比例已將分別由大約40.0%下降至約37.7%、33.5%及30.6%，而A-B公司於本公司的持股比例已將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而，於第三部份可轉換公司債券的轉股後，A-B公司所持有佔本公司全部已發行股份的7%權益，將受制於為國資局的利益設置。A-B公司只可享有該些股份帶來的經濟利益。國資局將可就該些股份行使票表決權。因此，國資局可透過受置人於本公司的A-股類別股東大會或H-股類別股東大會上行使該等股份隨附的投票權。

Tranche III of the CB ("Tranche III")

The total subscription amount of Tranche III is HK$508,275,000 (equivalent to approximately RMB541,669,000) issuable to A-B Company by several instalments in October 2003 and in March 2004. Tranche III will be converted into 114,219,178 new H shares at HK$4.45 (equivalent to approximately RMB4.72) per share within seven years after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date if A-B Company does not trigger the conversion before the Expiry Date. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interest received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

As at 31st December, 2003, approximately HK$254,137,000 (equivalent to approximately RMB270,835,000) of Portion 1 of Tranche III had been issued to A-B Company but A-B Company had not exercised its conversion rights. The remaining portion of Tranche III of CB was issued to A-B Company on 31st March, 2004.

Upon the conversion of each of Tranche I, Tranche II and Tranche III of the CB, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, has decreased/will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company has increased/will increase from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. The additional 7% of the shareholding held by A-B Company after the conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company will enjoy the economic benefits associated with the shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through its trustee, will be entitled to exercise the voting rights attached to such shareholding at general meetings of holders of state shares and PRC legal person shares and PRC public shares (H shares) class meetings of the Company.

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

於二零零三年十二月三十一日尚未轉換股權的可轉換公司債券情況詳列如下：

Details of the CB not yet converted as at 31st December, 2003 are as follows:

	面值兌額（人民幣） Face value *(RMB)*	發行日期 Date of issuance	強制性轉換日期 Mandatory conversion date
第二部份 Tranche II	668,321,784	二零零三年四月一日 1st April, 2003	二零一零年三月三十一日 31st March, 2010
第三部份第一期 Tranche III Part 1	270,834,516	二零零三年十月二十一日 21st October, 2003	二零一零年十月二十日 20th October, 2010
合計 Total	939,156,300		

應付利息（人民幣）

Interest expenses accruals *(RMB)*

年初數 Beginning of year	本年預提利息 Interests accrued	本年已付利息 Payment	年末數 End of year
—	11,187,740	(6,673,860)	4,513,880

23.股本

23. SHARE CAPITAL

根據二零零三年一月二十三日通過之股東特別決議，本公司將法定股本由人民幣1,000,000,000元增加至人民幣1,308,219,178元，新增加部份為308,219,178股每股面值人民幣1元之H股。

By a special resolution passed of the EGM on 23rd January, 2003, the authorised registered ordinary share capital was increased from RMB1,000,000,000 to RMB1,308,219,178 by the creation of 308,219,178 new H shares of RMB1 each.

如附註22所述，於二零零三年七月二日，A-B公司以每股4.68港元（折合約人民幣4.96元）的轉換價格將第一部份可轉換公司債券轉換成本公司60,000,000股新發行H股股份。是次換股，令本公司H股股本由人民幣346,850,000元增至人民幣406,850,000元，同時亦令總股本由人民幣1,000,000,000元增加至人民幣1,060,000,000元。

As mentioned in note 22, A-B Company converted Tranche I of the CB into 60,000,000 new H shares issued by the Company at HK$4.68 *(equivalent to approximately RMB4.96)* on 2nd July, 2003. This conversion increased the overseas public H Shares from RMB346,850,000 to RMB406,850,000 and the total issued share capital from RMB1,000,000,000 to RMB1,060,000,000.

會計報表附註(續)
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

有關本公司具體出資情況如下: A summary of the share capital is set out below:

		二零零三年十二月三十一日 31st December, 2003 人民幣 RMB	百份比 Percentage	二零零二年十二月三十一日 31st December, 2002 人民幣 RMB	百份比 Percentage
非上市流通股:	Unlisted:				
國家股	State shares	**399,820,000**	**37.72%**	399,820,000	39.98%
國內法人股	PRC legal person shares	**53,330,000**	**5.03%**	53,330,000	5.33%
上市流通股:	Listed:				
國內公眾股(A股)	PRC public shares ("A Shares")	**200,000,000**	**18.87%**	200,000,000	20.00%
境外公眾股(H股)	Overseas public shares ("H Shares")	**406,850,000**	**38.38%**	346,850,000	34.69%
合計	Total	**1,060,000,000**	**100.00%**	1,000,000,000	100.00%

24. 資本公積 24. CAPITAL RESERVE

(a) 集團 (a) Group

		年初數 Beginning balance 人民幣 RMB	本年增加 Increase 人民幣 RMB	本年減少 Decrease 人民幣 RMB	年末數 Ending balance 人民幣 RMB
股本溢價 *(i)*	Share premium *(i)*	1,549,707,662	221,432,244	—	1,771,139,906
資產評估增值準備	Surplus on revaluation of fixed assets	6,304,398	—	—	6,304,398
接受捐贈資產準備	Donations received	4,238,603	633,205	—	4,871,808
控股子公司獲豁免支付之欠款	Forfeited payable balances of subsidiaries	10,903,866	839,783	—	11,743,649
其他	Others	4,817,221	—	—	4,817,221
合計	Total	1,575,971,750	222,905,232	—	1,798,876,982

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(b) 公司 **(b) Company**

		年初數 Beginning balance *RMB* *人民幣*	本年增加 Increase *RMB* *人民幣*	本年減少 Decrease *RMB* *人民幣*	年末數 Ending balance *RMB* *人民幣*
股本溢價 *(i)*	Share premium *(i)*	1,549,707,662	221,432,244	—	1,771,139,906
資產評估增值準備	Surplus on revaluation of fixed assets	56,043,498	—	—	56,043,498
接受捐贈資產準備	Donations received	4,238,603	633,205	—	4,871,808
控股子公司獲豁免支付之欠款	Forfeited payable balances of subsidiaries	10,903,866	839,783	—	11,743,649
其他	Others	4,817,221	—	—	4,817,221
合計	Total	1,625,710,850	222,905,232	—	1,848,616,082

(i) 本年增加主要由於A-B公司於本年內行使第一期可轉換公司債券的換股權。

(i) The increase in current year was mainly due to the exercise of conversion rights of Tranche I Convertible Bonds by A-B Company during the year.

25.盈餘公積 25. RESERVES

(a) 集團 **(a) Group**

		年初數 Beginning balance *RMB* *人民幣*	本年增加 Current year appropriation *RMB* *人民幣*	本年減少 Current year reduction *RMB* *人民幣*	年末數 Ending balance *RMB* *人民幣*
法定盈餘公積金	Surplus reserve	162,654,576	55,530,809	—	218,185,385
法定公益金	Public welfare fund	129,569,582	47,409,090	—	176,978,672
合計	Total	292,224,158	102,939,899	—	395,164,057

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(b) 公司

(b) Company

		年初數 Beginning balance *RMB* *人民幣*	本年增加 Current year appropriation *RMB* *人民幣*	本年減少 Current year reduction *RMB* *人民幣*	年末數 Ending balance *RMB* *人民幣*
法定盈餘公積金	Surplus reserve	126,752,841	24,528,060	—	151,280,901
法定公益金	Public welfare fund	97,483,620	24,528,060	—	122,011,680
合計	Total	224,236,461	49,056,120	—	273,292,581

根據《中華人民共和國公司法》、本公司章程及董事會的決議，本公司按年度淨利潤的10%提取法定盈餘公積金，當法定盈餘公積金累計額達到股本的50%以上時，可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損，或者增加股本。除了用於彌補虧損外，法定盈餘公積金於增加股本後，其餘額不得少於股本的25%。本公司二零零三年按淨利潤人民幣245,280,600元提取法定盈餘公積金人民幣24,528,060元（二零零二年：22,325,410元）。

In accordance with the provisions of the Company Laws in the PRC, the articles of association of the Company and board resolution passed by the Company, the Company appropriates 10% of its annual profits to a statutory surplus reserve, until the reserve reaches 50% of the issued capital of the Company. With the approval obtained from the relevant government authorities, the surplus reserve can be utilized to offset any deficit or to increase the share capital of the Company, provided that the remaining balance of the reserve, after such utilizations, does not fall below 25% of the issued capital balance. During 2003, the Company appropriated RMB24,528,060 (2002: RMB22,325,410) to the statutory surplus reserve balance out of its net profits of RMB245,280,600.

另外按年度淨利潤的10%提取法定公益金，用於員工的集體福利而不用於股東分配；實際使用時，從法定公益金轉入任意盈餘公積。其支出金額於發生時作為本公司的資產或費用核算。本公司二零零三年從淨利潤人民幣245,280,600元提取法定公益金人民幣24,528,060元（二零零二年：22,325,410元）。

In addition, the Company also appropriates its profits of 10%, after offsetting any accumulated deficits, to a public welfare fund. The fund is designated for the use of staff welfare and it is not distributable as dividends. Upon consumption of the fund, an equivalent amount has to be transferred from the fund to a discretionary surplus reserve. The utilisation is either recorded as assets or expenses of the Company. During the year, the Company appropriated RMB24,528,060 (2002: RMB22,325,410) out of its net profits of RMB245,280,600.

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

26.未分配利潤

26. UNAPPROPRIATED PROFITS

		集團 Group		公司 Company	
		31st December, 2003 人民幣 RMB	31st December, 2002 人民幣 RMB (附註40) *(Note 40)*	**31st December, 2003 人民幣 RMB**	31st December, 2002 人民幣 RMB (附註40) *(Note 40)*
年初未分配利潤	Unappropriated profits, as previously reported	**108,828,477**	179,964,360	**163,428,623**	204,825,341
追溯調整 — 資產負債表日後股東大會批准分派的現金股利 *(附註2)*	Net income impact of prior year adjustments *(Note 2)*	**220,000,000**	110,000,000	**220,000,000**	110,000,000
追溯調整後年初未分配利潤	Unappropriated profits brought forward, after retrospective prior year adjustments	**328,828,477**	289,964,360	**383,428,623**	314,825,341
加：本年淨利潤	*Add:* Net profit for the year	**253,871,661**	230,657,385	**245,280,600**	223,254,102
減：提取法定盈餘公積金 *(附註25)*	*Less:* Profit appropriation to surplus reserve *(Note 25)*	**(55,530,809)**	(42,804,520)	**(24,528,060)**	(22,325,410)
減：提取法定公益金 *(附註25)*	*Less:* profit appropriation to public welfare fund *(Note 25)*	**(47,409,090)**	(38,988,748)	**(24,528,060)**	(22,325,410)
減：應付普通股股利	*Less:* Dividends	**(220,000,000)**	(110,000,000)	**(220,000,000)**	(110,000,000)
年末未分配利潤	Unappropriated profits carried forward	**259,760,239**	328,828,477	**359,653,103**	383,428,623

如附註2所述，本集團自二零零三年七月一日起採用修訂的《企業會計準則 — 資產負債表日後事項》。現金股利於股東大會批准利潤分配方案的期間從股東權益轉出並確認為負債。因採用該準則而產生的會計政策變更已予以追溯調整並分別調增了二零零二及二零零一年十二月三十一日的未分配利潤人民幣220,000,000元及人民幣110,000,000元。

As detailed in Note 2, according to the Accounting Standards for Business Enterprises "Event After the Balance Sheet Date (2003 revised)" — Cailuai [2003]. No.12 issued by the Ministry of Finance of the PRC, dividends which are proposed or declared should be recognised as a liability of an enterprise in the period in which the declaration is made. As a result, unappropriated profits as at 31st December, 2002 and 2001 were adjusted retrospectively and they were increased by RMB220,000,000 and RMB110,000,000 respectively.

同時，根據二零零四年四月一日董事會通過的決議，二零零三年度按已發行股份1,060,000,000股計算，擬以按每十股向全體股東派發現金股利2元，共計212,000,000元，上述提議尚待股東大會批准。本會計報表中沒有反映上述應付股利。一俟股東大會通過該方案，股利分配將反映在二零零四年度的會計報表中。

In addition, according to a resolution of the board passed on 1st April, 2004, the directors recommend the payment of a final dividend for 2003 of RMB2 per ten shares, totaling RMB212,000,000, based on 1,060,000,000 issued shares of the Company as at the approval date of financial statements. Proposed final dividend is awaiting for the approval of the shareholders at forthcoming annual general meeting and have not been reflected in the financial statements of 2003. Upon these proposed dividends are approved at the forthcoming annual general meeting, the dividends distribution will be reflected in the financial statements of 2004.

27.主營業務收入及成本

27. TURNOVER AND COST OF SALES

(a) 按業務分部列示

由於本集團及本公司之主要業務為生產及銷售啤酒，而其他業務收入均未佔本集團之綜合業務收入的百分之十以上，因此本集團並沒有提供按經營業務之分類分析。

(a) Business segment

The sole principal activity of the Group and the Company is the production and distribution of beer products and the profit generated from other operations attribute to less than 10% of the consolidated net profit of the Group. Accordingly, no analysis of business segment information is provided.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

(b) 按地區分部列示 (b) Geographical segment

		2003 人民幣 RMB	2002 人民幣 RMB
主營業務收入	Turnover		
青島地區	Qingdao region	**2,161,925,614**	1,946,814,810
其他山東地區	Other Shandong region	**1,105,257,726**	986,660,305
華北地區	Hua Bei China region	**1,726,558,958**	1,459,874,656
華南地區	Hua Nan China region	**2,656,251,259**	2,511,429,345
出口銷售	Overseas	**379,664,451**	332,299,105
小計	Sub-total	**8,029,658,008**	7,237,078,221
各地區分部間相互抵銷	Intra-segment elimination	**(521,698,950)**	(300,344,095)
	Total	**7,507,959,058**	6,936,734,126
主營業務成本	Cost of sales		
青島地區	Qingdao region	**1,183,539,133**	1,061,090,151
其他山東地區	Other Shandong region	**756,629,283**	668,377,784
華北地區	Hua Bei China region	**1,125,265,879**	933,119,317
華南地區	Hua Nan China region	**1,545,166,980**	1,495,854,483
出口銷售	Overseas	**237,176,794**	199,900,413
小計	Sub-total	**4,847,778,069**	4,358,342,148
各地區分部間相互抵銷	Inter-segment elimination	**(521,698,950)**	(300,344,095)
合計	Total	**4,326,079,119**	4,057,998,053

由於本公司之主營業務收入及主營業務成本均主要在青島地區發生，故不作按地區分部列示。

No geographical analysis of the Company is provided as most of the sales and cost of sales incurred by the Company were attributable to markets within the Tsingtao region.

截至二零零三年十二月三十一日，本集團及本公司向前五名客戶銷售總額分別約為人民幣588,207,000元及人民幣528,880,000元，分別約佔本集團及本公司全部銷售收入的7.8%及21.1%(二零零二年：人民幣583,446,000元及人民幣552,120,000元，分別約佔本集團及本公司全部銷售收入的8.4%及24.7%)。

For the year ended 31st December, 2003, sales made to the five largest customers of the Group and the Company amounted to approximately RMB588,207,000 and RMB528,880,000, respectively, being 7.8% and 21.1% of the turnover of the Group and the Company (2002: RMB583,446,000 and RMB552,120,000, being 8.4% and 24.7%, respectively).

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

28.主營業務稅金及附加 28. SALES TAXES AND SURCHARGES

項目 Types		計繳標準 Basis of accrual	集團 Group 2003 人民幣 RMB	2002 人民幣 RMB	公司 Company 2003 人民幣 RMB	2002 人民幣 RMB
消費稅	Consumption tax	見附註3 Refer to Note 3	**694,287,000**	622,101,766	**104,060,230**	102,513,327
城市維護建設稅	City construction tax	見附註3 Refer to Note 3	**68,526,032**	65,351,767	**18,538,106**	18,703,975
其他	Others		**31,361,135**	28,007,900	**7,869,804**	8,392,259
合計	Total		**794,174,167**	715,461,433	**130,468,140**	129,609,561

29.其他業務利潤 29. PROFIT FROM OTHER OPERATIONS

		集團 Group 2003 人民幣 RMB	2002 人民幣 RMB	公司 Company 2003 人民幣 RMB	2002 人民幣 RMB
其他業務收入	Income from other operations				
材料銷售	Sales of materials	**6,575,109**	3,799,941	**256,899,919**	71,669,620
廢料銷售	Sales of scraps	**15,708,096**	14,942,696	**1,328,124**	1,388,865
其他	Others	**34,551,098**	32,923,108	**10,958,702**	7,062,886
小計	Sub-total	**56,834,303**	51,665,745	**269,186,745**	80,121,371
其他業務成本	Cost of other operations				
材料銷售	Sales of materials	**12,638,591**	8,455,781	**260,373,118**	74,654,160
廢料銷售	Sales of scraps	**4,871,690**	3,329,892	**1,317,144**	1,405,832
其他	Others	**21,915,717**	24,627,791	**1,222,644**	2,353,592
小計	Sub-total	**39,425,998**	36,413,464	**262,912,906**	78,413,584
其他業務利潤	Profit from other operations	**17,408,305**	15,252,281	**6,273,839**	1,707,787

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

30.財務費用淨額 30. FINANCE EXPENSES, NET

		集團 Group 2003 人民幣 RMB	集團 Group 2002 人民幣 RMB	公司 Company 2003 人民幣 RMB	公司 Company 2002 人民幣 RMB
利息支出	Interest expense	**(112,987,408)**	(146,661,261)	**(35,300,664)**	(59,585,247)
利息收入 — 控股子公司	Interest income — subsidiaries	**—**	—	**—**	2,384,058
利息收入 — 其他	Interest income — others	**13,567,047**	10,661,089	**—**	951,201
匯兑損益淨額	Exchange differences, net	**(9,230,286)**	(7,060,976)	**(5,059,801)**	(1,939,082)
其他	Others	**2,846,619**	4,999,477	**(3,234,882)**	(875,431)
合計	Total	**(105,804,028)**	(138,061,671)	**(43,595,347)**	(59,064,501)

本集團於本年度予以資本化的利息支出約為人民幣1,815,000元（二零零二年：人民幣818,000元）*（附註14）*。

The capitalised borrowing costs for the Group amounted to approximately RMB1,815,000 in the current year (2002 : RMB818,000) *(Note 14)*.

31. 投資收益 31. INVESTMENT INCOME

		集團 Group 2003 人民幣 RMB	集團 Group 2002 人民幣 RMB	公司 Company 2003 人民幣 RMB	公司 Company 2002 人民幣 RMB
債權投資收益	Income from debt investments	**1,135,489**	1,967,305	**1,135,489**	1,967,305
分佔聯營公司本年（虧損）盈利	Equity share in (losses) profits of associated companies	**(7,250,733)**	(5,059,438)	**130,336**	(188,789)
分佔控股子公司本年盈利（虧損）	Equity share in profits of subsidiaries	**—**	—	**4,229,661**	(12,551,070)
股權投資差額攤銷	Amortisation of investment differences	**23,134,381**	25,203,313	**16,363,211**	18,345,285
其他	Others	**(3,117,041)**	(322,841)	**2,910,248**	620,378
合計	Total	**13,902,096**	21,788,339	**24,768,945**	8,193,109

本公司及其控股子公司的投資收益匯回並不存在重大限制。

There are no significant restrictions on the repatriation of investment income of the Company and its subsidiaries.

32.補貼收入

32. SUBSIDY INCOME

本集團於去年度進行的某些收購活動中，與有關地方政府達成協議，使部份控股子公司均能享有一定程度的地方財政優惠政策。這些優惠主要包括以控股子公司繳納的各項稅金為基礎的財政補貼收入。

During the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments. Under the terms of these agreements, these subsidiaries can enjoy certain financial incentives granted by the relevant municipal governments, including financial subsidies determined based on the amounts of various taxes paid by the subsidiaries.

根據本公司董事會的分析，現時尚無任何理由相信各控股子公司在期後不能繼續享有該等財政補貼優惠。

The Company's board of directors are not aware of any reasons that the said financial subsidies will not be available to the subsidiaries in the future.

33.營業外收入與支出

33. NON-OPERATING INCOME AND EXPENSES

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		人民幣 RMB	*人民幣 RMB*	***人民幣 RMB***	*人民幣 RMB*
營業外收入	Non-operating income				
處置固定資產淨收益	Gain on disposal of fixed assets	**6,006,098**	2,303,325	**572,765**	135,727
其他	Others	**9,584,610**	4,757,747	**561,367**	211,956
合計	Total	**15,590,708**	7,061,072	**1,134,132**	347,683
營業外支出	Non-operating expenses				
處置固定資產淨損失	Loss on disposal of fixed assets	**18,651,377**	16,934,548	**4,911,872**	4,673,829
計提固定資產減值準備	Provision for impairment of fixed assets	**46,302,576**	40,342,227	**3,943,557**	8,000,000
其他	Others	**10,734,465**	16,107,313	**3,153,379**	1,312,171
合計	Total	**75,688,418**	73,384,088	**12,008,808**	13,986,000

34.關聯企業交易

34. RELATED PARTY TRANSACTIONS

存在控制關係的關聯公司主要為控股子公司及聯營公司，而有關該等公司的資料已詳列於本報告附註4。

Related parties with control relationship mainly represent subsidiaries and associated companies. Particulars of those entities are detailed in Note 4.

不存在控制關係但有交易往來的關聯公司的名稱及與本集團的關係如下：

The name and relationship with the Group of the related parties with no control relationship but with transactions or balances outstanding are as follows:

公司名稱 Name of company	與本集團的關係 Relationship with the Group
青島啤酒集團有限公司 Tsingtao Brewery Group Co., Ltd.	部份相同董事及相同主要股東 Certain common directors and a common major shareholder
青島啤酒實業有限公司 Tsingtao Brewery Shi Ye Co., Ltd.	部份相同董事及相同主要股東 Certain common directors and a common major shareholder
青島啤酒房地產有限公司 Tsingtao Brewery Real Estate Co., Ltd.	部份相同董事及相同主要股東 Certain common directors and a common major shareholder
青島啤酒工程有限公司 Tsingtao Brewery Engineering Co., Ltd.	部份相同董事及相同主要股東 Certain common directors and a common major shareholder
青島啤酒廣告傳播有限公司 Tsingtao Brewery Advertising Co., Ltd.	部份相同董事及相同主要股東 Certain common directors and a common major shareholder
青島啤酒物資經營有限公司 Tsingtao Brewery Trading Co., Ltd.	部份相同董事及相同主要股東 Certain common directors and a common major shareholder
青島啤酒物業管理有限公司 Tsingtao Brewery Property Management Co., Ltd.	部份相同董事及相同主要股東 Certain common directors and a common major shareholder
青島啤酒(漳州)有限公司 Tsingtao Brewery (Zhangzhou) Company Limited	部份相同董事及相同主要股東 Certain common directors and a common major shareholders
西安漢斯啤酒飲料總廠 Xian Hans Beverages Company Limited	控股子公司少數股東 Minority shareholder of a subsidiary
日本朝日啤酒株式會社 Asahi Breweries Limited	控股子公司少數股東 Minority shareholder of a subsidiary
日本伊藤忠商事株式會社 Itochu Corporation	控股子公司少數股東 Minority shareholder of a subsidiary
日本住金物產株式會社 Sumikin Bussan Corporation	控股子公司少數股東 Minority shareholder of a subsidiary

會計報表附註（續）
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

公司名稱 Name of company	與本集團的關係 Relationship with the Group
江蘇沛縣國有資產經營公司 Jiangsu Pexian State Owned Operations Centre	控股子公司少數股東 Minority shareholder of a subsidiary
山東濰坊藍仔啤酒有限公司 Shandong Weifang Lanzai Brewery Company Limited	控股子公司少數股東 Minority shareholder of a subsidiary
四川火炬化工廠有限公司 Sichuan Huo Ju Hua Gong Company Limited	控股子公司少數股東 Minority shareholder of a subsidiary
北京雙合盛五星三環股份有限公司 Beijing Asia Shuang He Sheng Five Star Three Ring Beer Company Limited	控股子公司少數股東 Minority shareholder of a subsidiary
北京雙合盛五星啤酒集團公司 Beijing Asia Shuang He Sheng Five Star Beer Group Company	控股子公司少數股東 Minority shareholder of a subsidiary
珠海市斗門皇妹企業集團公司 Zhuhai Doumen Huang Mei Enterprise Group Company	控股子公司少數股東 Minority shareholder of a subsidiary
福建釀酒廠 Fuzhou Brewery	控股子公司少數股東 Minority shareholder of a subsidiary
嘉士伯亞洲私人有限公司 Carlsberg Asia Private Company Limited	控股子公司少數股東 Minority shareholder of a subsidiary
遼寧鞍山市輕工國有資產經營有限公司 Loaoling Anshan Municipal Light State Owned Assets Operating Co. Ltd	控股子公司少數股東 Minority shareholder of a subsidiary
A-B公司 A-B Company	主要投資者 Major investor
青島啤酒(廣州)總經銷有限公司 Tsingtao Brewery (Guangzhou) General Agency Co. Ltd.	聯營公司 Associated company
北京青島啤酒銷售有限責任公司 Beijing Tsingtao Brewery General Agency Co. Ltd.	聯營公司 Associated company
青島啤酒(揚州)有限公司 Tsingtao Brewery (Yangzhou) Company Limited	聯營公司 Associated company
遼寧沈青青島啤酒營銷有限公司 Liaoling Shenqing Tsingtao Brewery Sales Company Limited	聯營公司 Associated company
青島啤酒(南寧)有限公司 Tsingtao Brewery (Nanning) Company Limited	聯營公司 Associated company
青島啤酒朝日飲品有限公司 Tsingtao Beer and Asahi Beverage Company Limited	聯營公司 Associated company

會計報表附註（續）
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

除A-B公司外，以上關聯企業於本年內均無持有本公司任何股份。

Except for A-B Company, none of the above related companies own any equity interests in the Company during the year.

(a) 截至二零零三年十二月三十一日本集團與關聯企業的主要交易金額如下：

(a) For the year ended 31st December, 2003, the Group had the following material transactions with related and associated companies:

		2003 **人民幣** ***RMB***	2002 人民幣 *RMB*
銷售貨物：	Included in turnover:		
青島啤酒(揚州)有限公司	Tsingtao Brewery (Yangzhou) Company Limited	**47,768**	—
採購貨物：	Included in cost of sales:		
青島啤酒物資經營有限公司	Tsingtao Brewery Trading Co., Ltd.	**34,150,167**	20,777,289
山東濰坊藍仔啤酒有限公司	Shandong Weifang Lanzai Brewery Company Limited	**320,082**	467,125
青島啤酒實業有限公司	Tsingdao Brewery Shi Ye Co., Ltd.	**29,049,278**	6,954,577
青島啤酒工程有限公司	Tsingdao Brewery Engineering Co., Ltd	**187,292**	—
青島啤酒(漳州)有限公司	Tsingdao Brewery (Zhangzhou) Company Limited	**38,993,087**	—
合計	Total	**102,699,906**	28,198,991
關聯企業為本集團提供廣告服務：	Advertising services provided by a related company:		
青島啤酒廣告傳播有限公司	Tsingtao Brewery Advertising Co., Ltd.	**—**	36,077,725
關聯企業為本集團提供設備安裝工程服務：	Equipment installation services provided by a related company:		
青島啤酒工程有限公司	Tsingtao Brewery Engineering Co., Ltd.	**70,000**	—
關聯企業為本集團借款提供的擔保：	Guarantees provided by related companies for the Group's bank loans:		
日本朝日啤酒株式會社、日本伊藤忠商事株式會社、日本住金物業株式會社	Asahi Breweries Limited, Itochu Corporation, Sumikin Bussan Corporation	**—**	125,000,000
青島啤酒集團有限公司	Tsingtao Brewery Group Co., Ltd.	**4,617,237**	875,005,661
合計	Total	**4,617,237**	1,000,005,661

本集團銷售予關聯方的產品及從關聯方採購之貨物以市場價格作為定價基礎。

The pricing of all the sales or purchases made to/from related parties by the Group are determined based on market price.

會計報表附註（續）
Notes to the Financial Statements (Continued)
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

另青島啤酒集團有限公司為本公司一名客戶及青島啤酒(廣州)總經銷有限公司共同承擔應收賬款還款計劃提供了約人民幣105,000,000元的擔保。於二零零三年十二月三十一日，該應收款未償還金額(扣除有關準備)為約人民幣68,108,000元，詳情見附註7。

Tsingtao Brewery Group Co., Ltd., has provided a guarantee for an accounts receivable repayment plan of RMB105,000,000 due from a customer and Tsingtao Brewery (Guangzhou) General Agency Co. Ltd. As at 31st December, 2003, approximately RMB68,108,000 of the balance (deducting the related provisions) was still outstanding, please refer to Note 7.

(b) 截至二零零三年十二月三十一日本集團與關聯企業的往來賬年末餘額如下：

(b) As at 31st December, 2003, the Group had the following significant current balances with related and associated companies:

		集團 Group			公司 Company	
		2003 人民幣 RMB	2002 人民幣 RMB	**本年內最高餘額 Maximum balance for the year 人民幣 RMB**	**2003 人民幣 RMB**	2002 人民幣 RMB
以短期投資(委託貸款)形式進行 *(附註(i))*：	Included in short-term investment (entrusted loans) *(Note (i))*					
青島啤酒(揚州)有限公司	Tsingtao Brewery (Yangzhou) Company Limited	**66,450,000**	76,490,000	76,490,000	**66,450,000**	76,490,000
包括於應收賬款及長期應收賬款內：	Included in accounts receivable and long-term accounts receivable:					
青島啤酒(廣州)總經銷有限公司 *(見(a))*	Tsingtao Brewery (Guangzhou) General Agency Co., Ltd. *(Note (a))*	**86,860,810**	92,560,810	92,560,810	**86,860,810**	92,560,810
北京青島啤酒銷售有限責任公司	Beijing Tsingtao Brewery General Agency Co., Ltd.	**11,245,784**	11,245,784	11,245,784	**11,245,784**	11,245,784
青島啤酒實業有限公司	Tsingtao Brewery Shi Ye Co., Ltd.	**1,553,781**	156,652	1,553,781	**1,553,781**	156,652
青島啤酒(漳州)有限公司	Tsingtao Brewery (Zhangzhou) Co., Ltd.	**156,000**	156,000	156,000	**156,000**	156,000
青島啤酒(揚州)有限公司	Tsingtao Brewery (Yangzhou) Company Limited	**1,086,850**	1,086,850	1,086,850	**1,086,850**	1,086,850
合計	Total	**100,903,225**	105,206,096	106,603,225	**100,903,225**	105,206,096

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

		集團 Group			公司 Company	
		2003 人民幣 RMB	2002 人民幣 RMB	本年內最高餘額 Maximum balance for the year 人民幣 RMB	2003 人民幣 RMB	2002 人民幣 RMB
包括於其他應收款內：	Included in other receivables:					
歐美投資有限公司	Ou Mei Investment Company Limited.	**2,000,000**	2,000,000	2,000,000	**2,000,000**	2,000,000
遼寧鞍山市輕工國有資產經營有限公司	Liaoling Anshan Municipal Light Assets Operating State Owned Co., Ltd.	**877,186**	—	877,186	—	—
四川火炬化工廠有限公司	Sichuan Huo Ju Hua Gong Company Limited.	**2,204,706**	—	2,204,706	—	—
青島啤酒物業管理有限公司	Tsingtao Brewery Property Management Co., Ltd.	—	620,736	620,736	—	620,736
青島啤酒實業有限公司	Tsingtao Brewery Shi Ye Co., Ltd.	**208,373**	19,061,291	19,061,291	**208,373**	19,061,291
西安漢斯啤酒飲料總廠	Xian Hans Beverages Co., Ltd.	**126,479**	55,167	126,479	—	—
青島啤酒(揚州)有限公司	Tsingtao Brewery (Yangzhou) Co., Ltd.	—	6,544	6,544	—	6,544
青島啤酒廣告傳播有限公司	Tsingtao Brewery Advertising Co., Ltd.	**3,037,775**	—	3,037,775	**10,775**	—
青島啤酒集團有限公司	Tsingtao Brewery Group Company Limited	**2,936,756**	—	5,321,661	**240,146**	—
青島啤酒工程有限公司	Tsingtao Brewery Engineering Co., Ltd.	**248,154**	1,538,070	1,859,473	**248,154**	1,538,070
青島啤酒物資經營有限公司	Tsingtao Brewery Trading Co., Ltd.	**2,938,525**	2,938,525	2,938,525	**2,938,525**	2,938,525
福建釀酒廠(新加坡)私人有限公司	Fuzhou Niang Brewery (Singapore) Co., Ltd.	**5,679**	—	5,679	—	—
青島啤酒(漳州)有限公司	Tsingtao Brewery (Zhangzhou) Company Limited	**15,524,000**	11,500,000	15,524,000	**11,500,000**	11,500,000
珠海市斗門皇妹企業集團公司	Zhuhai Doumen Huang Mei Enterprise Group Company	**5,000,000**	5,000,000	5,000,000	—	—
青島啤酒房地產有限公司	Tsingtao Brewery Real Estate Co., Ltd	**10,000,000**	5,000,000	10,000,000	**10,000,000**	5,000,000
合計	Total	**45,107,633**	47,720,333	68,584,055	**27,145,973**	42,665,166
包括於預付賬款內：	Included in prepayments:					
青島啤酒工程有限公司	Tsingtao Brewery Engineering Co., Ltd.	**1,189,240**	—	1,189,240	—	—
包括於預收賬款內：	*Included in advances from customers:*					
遼寧瀋青青島啤酒營銷有限公司	Liaoling Shenqing Tsingtao Brewery Sales Company Limited	**3,073,220**	—		**3,073,220**	—

會計報表附註（續）
Notes to the Financial Statements (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

		集團 Group 2003 人民幣 RMB	2002 人民幣 RMB	公司 Company 2003 人民幣 RMB	2002 人民幣 RMB
包括於其他應付款及長期應付款內：	Included in other payables and long-term payables				
青島啤酒工程有限公司	Tsingtao Brewery Engineering Co., Ltd.	**52,608**	967,023	—	—
青島啤酒集團有限公司	Tsingtao Brewery Group Co., Ltd.	**25,099,396**	2,580,320	—	2,580,320
青島啤酒房地產有限公司	Tsingtao Brewery Real Estate Co., Ltd.	—	8,930	—	8,930
江蘇沛縣國有資產經營公司	Jiangsu Peixian State Owned Operations Centre	**441,187**	1,028,000	—	—
北京雙合盛五星三環股份有限公司	Beijing Asia Shuang He Sheng Five Star Three Ring Beer Co., Ltd.	**50,944,166**	26,472,083	—	—
青島啤酒朝日飲品有限公司	Tsingtao Beer and Asahi Beverage Company Limited	**136,618**	—	**136,618**	—
青島啤酒實業有限公司	Tsingtao Brewery Shi Ye Co. Ltd	**8,000**	—	**8,000**	—
青島啤酒物業管理有限公司	Tsingtao Brewery Property Management Co., Ltd.	**3,700**	—	**3,700**	—
嘉士伯亞洲私人有限公司	Carlsberg Asia Private Co. Ltd	**11,822**	—	**11,822**	—
四川火炬化工廠有限公司	Sichuan Huo Ju Hua Gong Co. Ltd.	**3,393**	—	—	—
A-B公司	A-B Company	**124,047,480**	—	—	—
合計	Total	**200,748,370**	31,056,356	**160,140**	2,589,250
包括於應付賬款內：	Included in accounts payable:				
青島啤酒物資經營有限公司	Tsingtao Brewery Trading Co., Ltd.	**2,136,104**	591,650	**2,136,104**	591,650
青島啤酒實業有限公司	Tsingtao Brewery Shi Ye Co. Ltd.	**528,410**	89,686	**450,582**	40,686
四川火炬化工廠有限公司	Sichuan Huo Ju Hua Gong Co. Ltd.	**370,730**	282,904	—	—
青島啤酒工程有限公司	Tsingtao Brewery Engineering Co., Ltd.	**280,892**	271,265	—	—
青島啤酒廣告傳播有限公司	Tsingtao Brewery Advertising Co., Ltd	**26,664**	—	**26,664**	—
山東濰坊藍仔啤酒有限公司	Shangdong Weifang Lanzai Brewery Company Limited	**82,788**	—	—	—
北京雙合盛五星啤酒集團公司	Beijing Asia Shuang He Sheng Five Star Beer Group Co.	**13,966,225**	—	—	—
青島啤酒朝日飲品有限公司	Tsingtao Beer and Asahi Beverage Company Limited	**12,672**	—	—	—
合計	Total	**17,404,485**	1,235,505	**2,613,350**	632,336

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

除於(a)項所述的擔保，本集團及本公司所有關聯企業的往來賬均無擔保及無固定還款期，亦不計利息。

Except for the amount mentioned in (a), the Group's and the Company's current balances with related companies are unsecured, non-interest bearing and they have no fixed repayment term.

(i) 截至二零零三年十二月三十一日，本公司透過中國交通銀行以委託貸款形式提供約人民幣66,450,000元(二零零二年：人民幣76,490,000元)貸款予一聯營公司。上述委託貸款為一年內到期、免息及並無擔保。

(i) As at 31st December, 2003, the Company had provided approximately RMB66,450,000 (2002: RMB76,490,000) entrusted loans to an associated company, respectively, through the Bank of Communications. All the entrusted loans are interest free, unsecured and they will mature within one year.

(ii) 於二零零三年十月，香港公司跟A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(約人民幣124,047,000元)(「借款」)予香港公司。該借款的年利率為1%、無抵押、還款期為五年。本公司已為該貸款之償還作擔保。

(ii) In October 2003, Hong Kong Company entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB124,047,000) (the "Loan") from A-B Company. The Loan is interest bearing at 1% per annum, unsecured and repayable within five years. The Company has undertaken to guarantee the repayment of the Loan.

(c) 如附註4(e)所述，南寧公司的股權轉讓手續於二零零四年一月完成，故截至二零零三年十二月三十一日期間南寧公司未被視為聯營公司。本集團與南寧公司於本年度的主要交易如下：

(c) As detailed in Note 4(e), the equity transfer process of Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") was completed in January 2004. As a result, the company had not been accounted for as an associate for the year ended 31st December, 2003. The Group had the following material transactions with Nanning Company in the current year:

		2003 **人民幣** ***RMB***	2002 人民幣 *RMB*
包括於主營業務收入內	Included in Turnover	**8,074,221**	9,150,067
包括於主營業務成本內	Included in Cost of sales	**257,249,002**	231,185,298

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

於二零零三年十二月三十一日，本集團與南寧公司的往來賬年末餘額如下：

As of 31st December, 2003, the current balances maintained between the Group and Nanning Company were as follows:

		2003	2002
包括於應收賬款內	Included in accounts receivables	**3,844,839**	2,148,310
包括應付賬款內	Included in accounts payables	**—**	4,611,675
包括於其他應收款內	Included in other receivables	**20,515,200**	66,201,494
包括於預付賬款內	Included in prepayment	**34,471,657**	—

35.現金流量表附註

35. NOTES TO CASH FLOW STATEMENTS

截至二零零三年十二月三十一日止年度，本年支付的其他經營活動有關的現金主要包括：

Cash payments for other operating activities during the year mainly include:

支付項目	**Types of payment**	**本集團 Group** 人民幣 *RMB*	**本公司 Company** 人民幣 *RMB*
廣告費用	Advertising expenses	264,365,518	108,753,544
運輸費用	Transportation expenses	78,672,637	5,606,062
營業費用	Selling expenses	464,449,357	51,479,449
管理費用	General and administrative expenses	148,795,597	58,201,239
其他	Others	278,227,955	33,368,518
合計	Total	1,234,511,064	257,408,812

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

36.預計負債

(a) 根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零三年十二月三十一日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計劃。經咨詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼支付任何費用支付或無可靠理據為此作出撥備。

(b) 於二零零一年十一月，本公司一名分銷商（「原告人」）在山東高級人民法院起訴本公司，以本公司違返經銷合同為由索賠人民幣134,870,000元。本公司在答辯中否認自己有違約行為，並提起了反訴，以對方嚴重拖欠貨款為理由要求解除與對方之間的經銷合同，並要求對方支付尚欠貨款及返還車輛、售酒設備等。截至本公司董事會批准此會計報表日期止，法院已授理上述訴訟但尚未對有關訴訟作出任何裁決。本公司董事會經參考了負責該訴訟的法律顧問的意見後認為該項訴訟並不會為本集團的經營結果帶來重大的負面影響。

36. CONTINGENT LIABILITIES

(a) Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as welfare benefits of the employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies ("Housing Reform"). As at 31st December, 2003, no formal plan had yet been developed by the Group and the Company, and no plans had been announced by the Group and the Company to their employees in respect of the arrangement. After seeking legal advice, the Company's board of directors are of the opinion that the Group and the Company had no obligation to make any payment or provision for such monetary housing subsidies as at 31st December, 2003 and there is no reasonable basis to accrue for any potential liabilities.

(b) In November 2001, a distributor of the products of the Company ("the Claimant") filed a lawsuit with the Shandong Municipal Higher People's Court ("the Court") against the Company. The Claimant sued the Company for breach of a sales and distribution contract ("the Contract") and claimed for damages of approximately RMB134,870,000. The Company denied the claim and it also filed a counter claim against the Claimant for delayed settlement of the outstanding receivable balances arising from sale of goods to the Claimant. In addition, the Company also demanded for a termination of the Contract, repayment of the outstanding receivable balance, as well as return of certain motor vehicles and beer-selling machinery previously provided to the Claimant by the Company. As of the date of approval of these accounts by the board of directors, no verdict had yet been made by the Court. After consultation with the Company's legal advisor, the directors are of the opinion that the proceeding is not expected to lead to any material negative impact on the operating results of the Group and the Company.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

37.承諾事項

37. COMMITMENTS

於二零零三年十二月三十一日，本集團及本公司並不存在已授權但未簽署合約及未於財務報表內撥出準備之資本承諾。

As of 31st December, 2003, the Group and the Company had no capital commitments which were authorised but not contracted and provided for:

本集團及本公司於資產負債表日已簽約但未於會計報表內確認的資本支出及經營租賃承諾如下：

The Group's and the Company's capital and operating lease commitments which were contracted but not provided for are as follows:

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		人民幣	人民幣	**人民幣**	人民幣
		RMB	*RMB*	***RMB***	*RMB*
資本承諾	Capital commitments				
一建築工程	— Construction projects	**33,301,097**	94,561,000	**13,189,086**	28,739,000
一投資及收購企業	— Investments and acquisitions	**9,950,000**	98,000,000	**—**	98,000,000
小計	Sub-total	**43,251,097**	192,561,000	**13,189,086**	126,739,000
廣告費用承諾	Expense commitments (Advertising plans)	**572,578**	—	**447,550**	—
經營租賃承諾 一年以內	Operating lease commitments payable less than one year	**—**	151,000	**—**	151,000
合計	Total	**43,823,675**	192,712,000	**13,636,636**	126,890,000

如附註4(a)(ii)所述，本集團之控股子公司—「寶雞公司」承諾負責寶啤公司有關的營運成本。

As detailed in Note 4(a)(ii), Xian Company, a subsidiary of the Group, committed to take up the responsibility of the related operating cost of Baoji Company.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

38.資產負債表日後事項

(a) 於二零零三年十月通過的董事決議，本公司與華南投資於湖南省合資成立一間中外合資企業 — 青島啤酒(長沙)有限公司，註冊資本為人民幣10,000,000元，其中本公司與華南投資已分別於二零零四年一月十四日出資人民幣7,000,000元及人民幣3,000,000元。

(b) 於二零零四年三月三十一日，本公司向A-B公司發行第三部份尚餘的可換股債券，認購金額為約254,138,000港元(折合約人民幣270,835,000元)。

(c) 於二零零三年十二月，本公司與青啤集團公司簽訂協議，本公司向廊坊公司現金增資人民幣9,500,000元，青啤集團公司以債轉股方式增資500,000元，增資後，廊坊公司註冊資本將由人民幣10,000,000元增加至20,000,000元。有關增資手續已於二零零四年三月完成。

此外，本公司並將所持廊坊公司95%的股權全部轉讓給西安公司。股權讓完成後，西安公司和青啤集團公司將分別持有廊坊公司95%和5%的股權。截止報告期末，上述股權轉讓手續正在辦理中。

(d) 於二零零三年十二月，本公司與香港公司及歐美投資集團有限公司(「歐美公司」)簽署《股權轉讓協議》，由香港公司分別出資人民幣2,000,000元及500,000元購買歐美公司及本公司持有的廈門公司20%和5%的股權。

38. EVENTS AFTER THE BALANCE SHEET DATE

(a) According to a board resolution passed in October 2003, the Company together with Huanan Holding Company, a subsidiary of the Company, agreed to set up a foreign invested enterprise — "Tsingdao Brewery (Changsha) Company Limited" in Wunan Province of the PRC with a registered capital of RMB10,000,000. Both the Company and Huanan Holding Company invested RMB7,000,000 and RMB3,000,000 on 14th January, 2004, respectively.

(b) On 31st March, 2004, the Company issued the remaining portion of Tranche III of CB to A-B Company at a consideration of approximately HK$254,138,000 (equivalent to approximately RMB270,835,000).

(c) In December 2003, the Company entered into an agreement with TB Group Company, pursuant to which, the Company will inject cash of RMB9,500,000 into Langfang Company, while TB Group Company will invest RMB500,000 by converting debts into equity interests. After their additional capital injection, the registered capital of Langfang Company will be increased from RMB10,000,000 to RMB20,000,000. The additional capital contribution procedures were completed in March 2004.

In addition, the Company will transfer all 95% of its shareholdings in Langfang Company to Xian Company. After the transaction, Xian Company and TB Group Company hold 95% and 5% of the shareholdings of Langfang Company respectively. The legal procedures of such equity interest transfer were still in progress as at year end.

(d) In December 2003, the Company and Hong Kong Company entered into an equity transfer agreement with Ou Mei Investment Group Company Limited ("Ou Mei Company"), pursuant to which, Hong Kong Company acquired 20% and 5% interests of Xiamen Company held by the Company and Ou Mei Company at considerations of RMB2,000,000 and RMB500,000, respectively.

會計報表附註（續）
Notes to the Financial Statements (Continued)
（按中國會計準則編製） (Prepared in accordance with PRC GAAP)

於二零零四年二月，本公司和香港公司分別向廈門公司增資人民幣60,000,000元和20,000,000元。增資後，廈門公司註冊資本由人民幣10,000,000元增加至90,000,000元，其中本公司持有75%股權，青啤香港公司持有25%股權，上述股權轉讓及增資事項已獲得中國有關政府部門的批准，廈門公司企業性質變更為中外合資企業，工商變更登記手續正在辦理中。

In February 2004, the Company and Hong Kong Company injected additional capital of RMB60,000,000 and RMB20,000,000 into Xiamen Company. After this additional capital injection, the registered capital of Xiamen Company was increased from RMB10,000,000 to RMB90,000,000. The Company and Hong Kong Company then hold 75% and 25% equity interests of Xiamen Company, respectively. The above equity transfer and additional capital injection were approved by relevant PRC government authorities and Xiamen Company was changed to a sino-foreign joint venture enterprise. The change of business registration is still in progress.

39. 扣除非經常性損益後的淨利潤

39. NET PROFIT AFTER EXTRAORDINARY GAINS AND LOSSES

		集團 Group		公司 Company	
		2003 人民幣 RMB	2002 人民幣 RMB	**2003 人民幣 RMB**	2002 人民幣 RMB
淨利潤	Net profit	253,871,661	230,657,385	245,280,600	223,254,102
加(減)：非經常性損益項目	Add (less): Extraordinary gains and losses				
— 處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的損失	— losses/(gain) on disposal of long-term equity investments, fixed assets, construction in progress and other long-term assets	12,645,279	14,631,223	4,339,107	4,538,102
— 政府補貼	— Subsidy income	(62,885,064)	(96,812,054)	—	—
— 收取的資金佔用費	— Interest income from entrusted loans	—	—	(5,106,803)	—
— 營業外收入(不包括處置固定資產收益)	— Non-operating income (excluding gain on disposal of fixed assets)	(9,584,610)	(4,757,747)	(561,367)	(211,956)
— 營業外支出(不包括處置固定資產損失)	— Non-operating expense (excluding loss on disposal of fixed assets)	10,734,465	16,107,313	3,153,379	1,312,171
小計	Subtotal	204,781,731	159,826,120	247,104,916	228,892,419
非經常性損益的所得稅影響數	Tax effect on extraordinary gain and losses	16,199,677	23,374,317	(273,647)	(845,748)
扣除非經常性損益後的淨利潤	Net profit before extraordinary gains and losses	220,981,408	183,200,437	246,831,269	228,046,671

40. 比較數字

本集團根據中華人民共和國財政部頒佈了關於印發企業會計準則《資產負債表日後事項》的通知編製各賬目。上述要求應視為會計政策變動，而若干比較數字已相應地予以重列。此外，比較期間會計報表的部份項目已按本年度會計報表的披露方式進行了重分類。

40. COMPARATIVE FIGURES

The Group has prepared the accounts in accordance with the Accounting Standards for Business Enterprises "Events After the Balance Sheet Date" issued by the Ministry of Finance of the PRC. The adoption of such changes is regarded as a change in accounting policies thus resulted in changes in the presentation of certain items and the comparative financial information has been restated accordingly. Besides, certain items of the comparative financial information have also been reclassified and disclosed in accordance to the disclosure requirements in 2003.

補充資料
Supplementary Informations
(按中國會計準則編製) (Prepared in accordance with PRC GAAP)

PRICEWATERHOUSECOOPERS

普華永道中天會計師事務所

普華永道中天會計師事務所有限公司
中華人民共和國
上海200021
淮海中路333號
瑞安廣場12樓
電話：(21) 6386 3388
傳真：(21) 6386 3300

關於會計報表補充資料的審計報告

普華永道中天特審字(2004)第128號

青島啤酒股份有限公司全體股東：

我們接受委託，依據中國註冊會計師獨立審計準則審計了載於第一百四十八頁至第二百四十頁青島啤酒股份有限公司(以下簡稱「貴公司」)的二零零三年度會計報表，並於二零零四年四月一日以普華永道中天(2004)1475號簽發了無保留意見審計報告。根據中國證券監督管理委員會發佈的《公開發行證券的公司資訊披露編報規則第15號－財務報告的一般規定》第四章有關補充資料的規定， 貴公司編製了後附的二零零三年度會計報表補充資料。對於後附的二零零三年度會計報表補充資料所載的資料，我們已在審計二零零三年度會計報表過程中給予了適當關注。

我們認為，後附二零零三年度會計報表補充資料在整體上與經審計的二零零三年度會計報表的相關內容，在所有重大方面是一致的。

普華永道中天會計師事務所有限公司

許麗周	孔昱
註冊會計師	*註冊會計師*

二零零四年四月一日

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION PROVIDED BY MANAGEMENT

PricewaterhouseCoopers Zhong Tian Shen Zi (2004) No. 128

To the shareholders of Tsingtao Brewery Company Limited,

We have audited the enclosed financial statements from page 148 to page 240 of Tsingtao Brewery Company Limited (the Company) as at 31st December, 2003. Unqualified audit opinion on these financial statements signed under PricewaterhouseCoopers Zhong Tian Shen Zi (2004) No. 1475 has also been issued on 1st April, 2004. In accordance with the requirements of "Regulations on information disclosures of publicly listed companies No. 15 — general requirements of financial statements section 4 regarding supplementary information" issued by the China Securities Regulatory Commission, the Company prepared the enclosed supplementary information. We have paid attention to information disclosed in the supplementary information during our audit of financial statements.

In our opinion, the information disclosed in the supplementary information, in all material aspects, present information fairly and consistently with those information disclosed in the financial statements.

PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd.

Certified Public Accountant	*Certified Public Accountant*
Liuzhou Xu	**Yu Kong**

1st April, 2004

補充資料（續）
Supplementary Informations (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
二零零三年度（未經審計） For the year ended 31st December, 2003 (Unaudited)

(1) 淨資產收益率和每股收益指標 (1) RETURN ON EQUITY AND EARNINGS PER SHARE INDEX

截至二零零三年十二月三十一日 For the year ended 31st December, 2003

		集團 Group				公司 Company			
		淨資產收益率 Return on Equity		每股收益 Earnings Per Share		淨資產收益率 Return on Equity		每股收益 Earnings Per Share	
截至十二月三十一日止年度	For the year ended 31st December	全面攤薄 Fully Diluted	加權平均 Weighted Average	全面攤薄 Fully Diluted	加權平均 Weighted Average	全面攤薄 Fully Diluted	加權平均 Weighted Average	全面攤薄 Fully Diluted	加權平均 Weighted Average
二零零三年	2003								
主營業務利潤	Gross profit	67.95%	72.07%	2.2526	2.3295	25.20%	26.68%	0.8420	0.8707
營業利潤	Operating profit	11.65%	12.36%	0.3863	0.3995	7.96%	8.43%	0.2660	0.2751
淨利潤	Net profit	7.22%	7.66%	0.2395	0.2477	6.93%	7.33%	0.2314	0.2393
扣除非經常性損益後的淨利潤	Net profit before extraordinary items	6.29%	6.67%	0.2085	0.2156	6.97%	7.38%	0.2329	0.2408
二零零二年	2002								
主營業務利潤	Gross profit	67.66%	69.20%	2.1633	2.1633	25.03%	25.57%	0.8094	0.8094
營業利潤	Operating profit	10.17%	10.40%	0.3252	0.3252	8.54%	8.72%	0.2760	0.2760
淨利潤	Net profit	7.21%	7.38%	0.2307	0.2307	6.90%	7.05%	0.2233	0.2233
扣除非經常性損益後的淨利潤	Net profit before extraordinary items	5.73%	5.86%	0.1832	0.1832	7.05%	7.20%	0.2280	0.2280

淨資產收益率和每股收益按《公開發行證券公司資訊披露編報規則第9號 — 淨資產收益率和每股收益的計算及披露》方法計算。

ROE and EPS are calculated based on the method specified in "Listed Companies Disclosure Regulation No. 9 — Computation and Disclosure of ROE and EPS".

補充資料（續）
Supplementary Informations (Continued)

(按中國會計準則編製) (Prepared in accordance with PRC GAAP)
二零零三年度（未經審計） For the year ended 31st December, 2003 (Unaudited)

(2) 資產減值準備明細 (2) ANALYSIS OF ASSET IMPAIRMENT LOSSES

(a) 集團 (a) Group

項目	Item	年初餘額 Beginning of year 人民幣 *RMB*	本年增加 Additions 人民幣 *RMB*	本年沖銷 Write back/ offset 人民幣 *RMB*	年末餘額 End of year 人民幣 *RMB*
應收賬款	Accounts receivable	138,076,054	12,502,770	(27,131,364)	123,447,460
其他應收款	Other receivables	52,784,716	3,664,885	(2,130,048)	54,319,553
長期應收賬款	Long-term accounts receivable	21,191,858	—	—	21,191,858
壞賬準備合計 原材料	Total provision for bad debts	212,052,628	16,167,655	(29,261,412)	198,958,871
原材料	Raw materials	1,562,106	1,643,043	(399,971)	2,805,178
產成品	Finished goods	9,437,342	196,825	(584,587)	9,049,580
其他存貨	Other inventories	13,647,364	710,260	(1,082,197)	13,275,427
存貨跌價準備合計	Total provision for realisation loss of inventories	24,646,812	2,550,128	(2,066,755)	25,130,185
長期股權投資減值準備*(i)*	Provision for diminution of long-term investments*(i)*	4,061,918	2,992,862	—	7,054,708
房屋建築物	Land and buildings	39,937,103	505,129	(7,698,698)	32,743,534
機器設備	Plant and machinery	55,699,149	45,210,288	(11,998,595)	88,910,842
運輸設備	Motor vehicles	2,690,550	587,159	(173,635)	3,104,074
固定資產減值準備	Total provision for impairment of fixed assets	98,326,802	46,302,576	(19,870,928)	124,758,450

補充資料（續）
Supplementary Informations (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
二零零三年度（未經審計） For the year ended 31st December, 2003 (Unaudited)

(b) 公司 **(b) Company**

項目	Item	年初餘額 Beginning of year 人民幣 RMB	本年增加 Additions 人民幣 RMB	本年沖銷 Write back/ set off 人民幣 RMB	年末餘額 End of year 人民幣 RMB
應收賬款	Accounts receivable	70,556,695	7,563,443	(18,245,516)	59,874,622
其他應收款	Other receivables	33,697,080	158,670	(1,441,663)	32,414,087
長期應收賬款	Long-term accounts receivable	21,191,858	—	—	21,191,858
壞賬準備合計	Total provision for bad debts	125,445,633	7,722,113	(19,687,179)	113,480,567
原材料	Raw materials	1,022,238	—	—	1,022,238
存貨跌價準備合計	Total provision for realisation loss of inventories	1,022,238	—	—	1,022,238
長期股權投資減值準備 *(i)*	Provision for diminution of long-term investments *(i)*	—	2,992,862	—	2,992,862
機器設備	Plant and machinery	8,000,000	3,937,607	(5,052,807)	6,884,800
運輸設備	Motor Vehicles	—	5,950	—	5,950
固定資產減值準備	Total provision for impairment of fixed assets	8,000,000	3,943,557	(5,052,807)	6,890,750

(i) 本長期股權投資減值準備因上海國際名酒發展有限公司（本公司及本集團的其他股權投資）持續虧損而計提減值準備。

(i) Provision for diminution of long term investment in current year mainly arose from the recurring losses suffered by Shanghai International Ming Jiu Development Corporation. (Other equity investment of the Group and of the Company.)

補充資料（續）
Supplementary Informations (Continued)

（按中國會計準則編製） *(Prepared in accordance with PRC GAAP)*
二零零三年度（未經審計） For the year ended 31st December, 2003 (Unaudited)

(3) 會計報表差異調節表

(3) RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

由於中國會計準則與香港公認會計原則的不同，導致本集團滙報的資產、負債及淨利潤有所差別。其所帶來的主要差別摘要見附表如下：

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

對於合併資產負債表之影響：

Impact on the consolidated balance sheet:

		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000 (附註40) (Note 40)
按中國會計準則計算之淨資產值：	Net assets as per accounts prepared under PRC GAAP	**3,513,903**	3,197,354
按香港會計準則所作之調整：	HK GAAP adjustments:		
因按中國會計準則及香港會計準則採用不同匯率而產生之調整	Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP	**141,253**	141,253
在匯率並軌前購入資產須多提的固定資產折舊	Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(117,927)**	(106,447)
按中國會計準則投資差異攤銷及按香港會計準則所作之商譽及負商譽攤銷的調整	Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP	**(58,106)**	(46,153)
因採納香港公認會計準則第12號而產生之調整	Adjustments arising from adoption of HKSSAP 12	**(2,001)**	(1,216)
對可轉換公司債券面值及利息使用不同會計政策	Difference in accounting for the principal balance of convertible bonds and the corresponding interest	**938,231**	—
其他	Others	**(527)**	(585)
按香港會計準則計算之淨資產	Net assets as per accounts prepared under HK GAAP	**4,414,826**	3,184,206

補充資料（續）
Supplementary Informations (Continued)

（按中國會計準則編製） (Prepared in accordance with PRC GAAP)
二零零三年度（未經審計） For the year ended 31st December, 2003 (Unaudited)

對於合併利潤表之影響： Impact on the consolidated income statement:

		2003 人民幣千元 RMB'000	2002 人民幣千元 RMB'000 (附註40) (Note 40)
按中國會計準則計算之淨利潤	Net profit under PRC GAAP	**253,872**	230,657
按香港會計準則所作之調整：	HK GAAP adjustments:		
在匯率並軌前購入資產須多提的固定資略折舊	Additional depreciation charges for assets acquired before unification of the two-tier exchange rate in the PRC	**(11,480)**	(11,480)
按中國會計準則投資差異攤銷及按香港會計準則所作之商譽及負商譽攤銷的調整	Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP	**(11,953)**	(12,443)
控股子公司獲豁免償還欠款	Forfeited payable balances of subsidiaries	**840**	1,464
因採納香港公認會計準則第12號而產生之調整	Adjustments arising from adoption of HKSSAP 12	**(785)**	(571)
按香港會計準則處理發行可轉換公司債券之費用	Difference in accounting for interest of convertible bonds	**14,493**	—
其他	Others	**58**	14,347
按香港會計準則計算之股東應佔盈利	Profit attributable to shareholders under HK GAAP	**245,045**	221,974

公司資料
Company Information

1.中文名稱：青島啤酒股份有限公司 英文名稱：TSINGTAO BREWERY COMPANY LIMITED	1. Chinese Name: 青島啤酒股份有限公司 English Name: TSINGTAO BREWERY COMPANY LIMITED
2.法定代表人：李桂榮	2. Legal Representative: Li Gui Rong
3.董事會秘書：袁璐 證券事務代表：張瑞祥 聯繫地址：青島市香港中路五四廣場青啤大廈1720室董事會秘書室 聯繫電話：86-532-5713831 傳真：86-532-5713240 電子信箱：secretary@tsingtao.com.cn	3. The Secretary to the Board of the Company: Yuan Lu The Representative of Securities Affairs: Zhang Rui Xiang Address: Room 1720, Tsingtao Beer Tower, May Fourth Square, Central, Hong Kong Road, Qingdao, China Telephone: 86-532-5713831 Fax: 86-532-5713240 E-Mail: secretary@tsingtao.com.cn
4.註冊地址：山東省青島市登州路56號	4. Registered Address: No.56,Dengzhou Road, Qingdao, Shandong Province, P.R.C.
5.公司股票上市交易所： A股：上海證券交易所 股票簡稱：青島啤酒；代碼：600600 H股：香港聯合交易所 股票簡稱：青島啤酒；代碼：0168	5. Listing of Shares: A Share: Shanghai Securities and Stock Exchange Stock Name in Short: Tsingtao Beer; Stock Code: 600600 H Share: The Stock Exchange of Hong Kong Limited Stock Name in Short: Tsingtao Beer; Stock Code: 0168
6.未上市股票託管機構 中國證券登記結算有限責任公司上海分公司	6. Custody of Unlisted Shares China Securities Depository And Clearing Corporation Limited Shanghai Branch
7.會計師事務所 (1)羅兵咸永道會計師事務所 地址為香港中環太子大廈22樓； (2)普華永道中天會計師事務所有限公司 地址為上海市淮海中路333號瑞安廣場12樓	7. Accountants: (1) PricewaterhouseCoopers CPAs Co., Ltd. Address: 22th Floor, Prince's Building, Central, Hong Kong (2) PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. Address: 12th Floor, Shui On Plaza, 333 Huai Hai Road Centre, Shanghai

公司資料（續）
Company Information (Continued)

8.法律顧問

(1)孖士打律師行

地址為香港中環遮打道十號太子大廈十六至十九樓

(2)北京市海問律師事務所，地址為北京市朝陽區東三環北路2號北京南銀大廈1711室

8. Legal Adviser

(1) Johnson Stocks & Master,

Address: 16th-19th Floors, Prince's Building, 10 Chater Road Central, Hong Kong

(2) Bejing Haiven & Partners,

Address: Room 1711, Silver Tower, No.2, Dong San Huan North Road, Beijing, P.R.C.

TSINGTAO

青島啤酒

ANNUAL REPORT

年度報告

青島啤酒股份有限公司

TSINGTAO BREWERY CO.,LTD.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT FOR 2003 ANNUAL RESULTS

I. COMPANY INFORMATION

Registered Address	:	No.56, Dengzhou Road, Qingdao, Shandong Province, P.R.C.
Office Address	:	Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao, Shandong Province, P.R.C.
Postcode	:	266071
Stock Listing of the Company	:	
H Share	:	The Stock Exchange of Hong Kong Limited, Stock code: 0168
A Share	:	Shanghai Securities and Stock Exchange, Stock code: 600600
The Secretary to the Board of the Company	:	Miss Yuan Lu
The Representative of Securities Affairs	:	Mr. Zhang Rui Xiang
Address	:	Room 1720, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao, Shandong Province, China
Telephone	:	86-532-5713831; Fax: 86-532-5713240
E-Mail	:	secretary@tsingtao.com.cn
Company Website	:	http://www.tsingtao.com.cn

II. FINANCIAL HIGHLIGHTS *(Unit: Thousand RMB, Except for number of shares)*

(Unit: RMB'000)
(Prepared under HK GAAP)

	2003	2002
Total Assets	**8,923,569**	8,892,456
Shareholders' equity	**4,414,826**	3,184,206
Turnover	**6,713,785**	6,195,197
Profit attributable to shareholders	**245,045**	221,974
Fully Diluted earnings per share *(RMB)*	**0.21**	0.22

III. DIVIDEND

The Board of Directors proposed a final dividend of RMB0.2 per share for the year ended 31st December, 2003. The above proposal could only be put into effect after approval of the Company's 2003 Annual General Meeting.

IV. BUSINESS REVIEW

The beer market in China maintained a steady year on year growth of 6.4% in 2003 with annual beer output of 254 million hl ranking as the world's No.1 beer market. The market share of large corporations continuously increased and intensification was accelerated. Following the conclusion of the Strategic Alliance between the Company and Anhenser-Busch Companies, Inc. (A-B) foreign breweries enhanced their investment in China, which further internationalized the beer market competition.

Under the principle of "Quality, Brand, efficiency & standardization", the Company realized further increases in all economic indexes based on the significant growth in 2002. The annual beer output and sales amount of the Company was 32.6 million hl with 9.2% year on year growth and the market share of the Company was increased from 12.5% to 12.8%. Calculated in accordance with GAAP of Hong Kong, the turnover of the Company was RMB6.7 billion with 8% year on year growth; net profit was RMB245 million with 10% year on year growth; and export amount was 780 thousand hl with 15.7% year on year growth, representing over 50% of the nation's total beer export amount.

In 2003, the "Year of Quality" of the Company, the management level of the Company was significantly improved. After being awarded the "National Quality Management Prize" in 2002, the Company passed the authentication of HACCP-the international food security controlling system, ahead of other competitors in beer industry in October 2003. Throughout the entire progress from purchase of raw materials to production and delivery, the Company realized Zero-risk through strict regulations on key quality controlling points. Till now, the Company is the only brewery enterprise in beer industry that has passed the international authentication of so called "Four System" including Quality, Environment Protection, Security and Hygiene & Food Security.

Consolidation and development of the "Tsingtao Beer" brand was the Company's core strategy in 2003, pursuant to which, the Company spelt out the strategy of brand orientation and brand development by formulating a five-year plan of brand growing. Sales amount of Tsingtao Beer, the principal brand, has reached 10.6 million hl, and the secondary brands, which include "Laoshan", "Hansi" and "Shanshui", have also been expanded. The sales amount of the top four brands of the Company, "Tsingao Beer", "Laoshan", "Hansi" and "Shanshui", represents 53% of the total sales, which led to a more scientific and reasonable brand orientation and product structure.

Basing on micro-market research, the Company consolidated its distribution system and established a distribution network with core strength in local markets, by which, the Company maintained its leading role in the national market with continuous growth of sales market.

The Company benefits a lot from the conclusion of the strategic alliance with A-B through adopting its successful operating experience and participation of A-B's staffs in the Company's management structure.

With the establishment of Best Practice Exchange Group, the Company and A-B further exchanged their experiences in process techniques, system efficiency and etc. resulting in our management attention to "High Quality, Precision, Existing Standard and Sophistication", which has significant effect on promoting quality assurance and cost control of the Company.

With the Company's centenary, the Company thoroughly summarized and refined its culture in the past 100 years together with domestic and overseas experts and scholars. The exploration of hundred years' culture of the brand enlightens the development in new century. Branding as well as corporate culture has become the significant compositions of the Company's core competitiveness.

The Company's image has been enhanced by the popularity of corporate culture films and series of books. Tsingtao Beer History Museum, established during the Company's century, is the only beer museum in China and has become the history testimony for development of Chinese beer industry and coagulation for characteristic culture of Tsingtao Beer. With the management principle of "Integration of rigid and scientific management and harmonious interpersonal relationship", the development foundation of "Centennial reputation" and the management theory of "Humanization", the Company leads the development trend of modern enterprises arousing public awareness.

After the conclusion of strategic alliance with A-B, respectively in April and October 2003, pursuant to the Strategic Investment Agreement, the Company issued to A-B Mandatorily Convertible Bonds in an aggregate of HK$1.162 billion, which contributes to the continuous development of the Company.

The impact of the Company in capital market has been greatly improved with the widely approve from domestic and overseas investors in the Company's development strategies and investment value. Stock price of the Company's H shares was the highest among its 10 years' listing to become the first listed company who once had higher H share price than A share.

V. BUSINESS PROSPECTS IN THE COMING YEAR

In 2004, Chinese beer market will face increasingly severe competition from international large brewery groups, price inflation of energy and raw materials also added to the burden of breweries on production and operation.

Facing various difficulties and challenges, the Company shall continue to enhance internal system consolidation, optimize resource distribution with the target of improving system efficiency by utilization of synergy effect ; Improve utilization efficiency of inventory capitals by reorganizing the acquired enterprises; Continue to optimize products and brands structure and enhance sales amount and market competitiveness of the principal brand and the secondary brands and promote brand image and vitality by brand consolidation; Continue to consolidate value chain to search for new improvement measures in every sector; Promote attentive management; Raise product selling price timely under market research to offset the negative impact caused by price inflation of raw materials and strive for a rich return to shareholders.

With the beginning of another 100 years, the Company launched the "Continuous Development" Symposium and established the Company's 2004 operation principal "attentive management, enhanced execution, consolidation of value chain, promotion of exchange, continuous development and rebuilding of a new base". The Company dedicated to enhance its core competitiveness and continuous developing capability and build a solid base for development.

Operating target of the Company in 2004: Beer output of 36 million hl, of which 12 million hl is the principal brand. The Board considers this goal pragmatic and steady, and the Company's Senior Management has great confidence in attaining such goal.

VI. CHANGES OF SHARE CAPITAL & INFORMATION OF SHAREHOLDERS

1. Changes of Share Capital

On 2nd July, 2003, the Tranche I Convertible bond that the Company issued to A-B in aggregate of HK$280,800,000 was converted to 60 million additional H shares of the Company. Save as disclosed above, there were no other changes on the share capital in the reporting period. As at 31st December, 2003, the total share capital of the Company was RMB1.06 billion shares in RMB1.00 per share. The changes of share capital are as follows:

Unit: 1,000 Shares

	Beginning of Period	Increase/ Decrease (+, -)	End of Period
(1) Unlisted Shares			
State-owned Shares	399,820		399,820
Domestic Legal	53,330		53,330
Sub-total of Unlisted Shares	453,150		453,150
(2) Listed Shares			
RMB-Dominated			
Ordinary Shares	200,000		200,000
Overseas Listed Foreign Shares	346,850	60,000	406,850
Sub-total of Listed Shares	546,850	60,000	606,850
(3) Total Listed Shares	1,000,000	60,000	1,060,000

2. Shareholders

(1) At the end of the reporting period, the total number of the shareholders of the Company was 92,605, out of which there are 610 H shareholders.

(2) The top 10 shareholders of the Company at the end of the reporting period

Name	Type of Share	At end of period (shares)	Percentage to total share capital (%)
Office of Qingdao State-owned Assets Administration Bureau	A	399,820,000	37.72
HKSCC Nominees Limited	H	293,981,380	27.73
Anheuser-Busch Companies Inc.	H	105,000,000	9.91
Bank of China, Shandong Province Branch	A	29,250,000	2.76
Construction Bank of China, Qingdao Branch	A	19,080,000	1.80
E Fund Stable Growth Fund	A	6,437,028	0.61
Rongtong New Blue Chip Fund	A	5,025,025	0.47
Qingdao Huaqing Financial Service Company Limited	A	5,000,000	0.47
Tongqian Fund	A	4,976,131	0.47
Han Sheng Fund	A	3,708,475	0.35

VII. SIGNIFICANT EVENTS

1. On the second EGM of the Company in 13th August, 2003, Mr. Stephen J. Burrows was elected as the director of the 4th session Board of Directors, Mr. Chu Zhen Gang was elected as an independent director of the Company, and Mr. David Andrew Renaud was elected as a supervisor of the 4th session Board of Supervisors. On the Meeting of Company Staffs' representatives held on 17th June, 2003, Mr. Huang Zu Jiang was elected as the supervisor representing company staffs. On the ninth meeting of the 4th session Board of the Company held on 28th October, 2003, Mr. Sun Yu Guo (the director of the Board and Vice President of the Company) was appointed as the Chief Accountant of the Company, Miss Jiang Hong

(the Assistant President of the Company) was appointed as the Vice President of the Company and Miss Yuan Lu (the Company's Secretary) was appointed as the Assistant Director of the Board.

2. Pursuant to the Strategic Investment Agreement entered between the Company and A-B Company on 21st October, 2002, the Company shall issue an aggregate of HK$1,416,195,342 Mandatory Convertible Bonds to A-B in three tranches, and convert all bonds into additional H shares of the Company within a specified period pursuant to the agreement. Upon full conversion into the Company's additional H shares, the shareholding of A-B in the Company will be increased to 27%.

   On 1st April, 2003, the Company issued Tranche I and Tranche II convertible bonds to A-B pursuant to the Agreement. A-B subscribed the above Tranches I and II convertible bonds in an aggregate of HK$907,920,000, which was remitted to the specified account of the Company on 1st April, 2003. On 21st October, 2003, the Company issued the first sub-tranche of Tranche III convertible bonds to A-B in an aggregate of HK$254,137,671, which was remitted to the specified account of the Company on 21st October, 2003.

   On 2nd July, 2003, Tranche I convertible bonds in the aggregate amount of HK$280,800,000, which the Company issued to A-B, was converted to 60,000,000 new H shares at HK$4.68 per share. The above 60,000,000 new H shares represent 6% of the Company's total capital share (1 billion shares) before closing of Tranche I.

3. No important litigations and arbitrations during the reporting period except for those mentioned below

(1) In the reporting period, the Intermediate People's Court of Qingdao made a ruling in relation to the Company's litigation with Qingdao Honglong Trading Company Limited ("Honglong Company") over the disputed purchase orders. It was ruled that Honglong Company and its shareholders should pay the outstanding amount of RMB15,105,047 for the beer purchased. Honglong Company appealed to the Higher People's Court of Shandong (Shandong Higher Court) who ruled that Honglong Company should pay the outstanding amount of RMB11,385,837 for the beer purchased with its capital. The Company appealed to the Higher People's Court of Shandong. Till now, there is no new significant progress.

(2) The case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company 2001 Annual Report has no updated progress till now..

4. Acquisition and disposal of assets of the Company during the reporting period

(1) On 13th January, 2003, the Company signed "The Supplementary Agreement of Equity Transfer" with Fujian Brewery (Singapore) Private Company Limited ("Fuzhou Foreign shareholder"), pursuant to which the Company was assigned 24% equity of Tsingtao Brewery (Fuzhou) Company Limited (Fuzhou Company) held by Fuzhou foreign shareholder in RMB40 million. The aforesaid "The Supplementary Agreement of Equity Transfer" has been approved and put into effect by Fuzhou Foreign Trade Cooperation Bureau and the registration in Industry and Commerce Bureau has been altered. After the aforesaid equity transfer, the Company holds 75% equity of Fuzhou Company and Fuzhou foreign shareholder holds 25% equity of it.

On 18th December, 2003, Tsingtao Brewery (Hong Kong) Company Limited ("Tsingtao Beer Hong Kong"), one of the Company's wholly owned subsidiaries, signed the "Agreement of Equity Transfer" with Fuzhou foreign shareholder, pursuant to which Tsingtao Beer Hong Kong was assigned 25% equity of Fuzhou Company held by Fuzhou foreign shareholder in RMB41.67 million. The aforesaid "Agreement of Equity Transfer" has been approved and put into effect by Fuzhou Foreign Trade Cooperation Bureau and the registration in Industry and Commerce Bureau has been altered. After the aforesaid equity transfer, the Company holds 75% equity of Fuzhou Company and Tsingtao Beer Hong Kong holds 25% equity of it.

(2) On 16th December, 2003, the Company entered into an agreement with Tsingtao Brewery Group Company Limited (Group), pursuant to which, the Company will invest additional RMB9.5 million in cash to Tsingtao Brewery (Langfang) Company Limited (Langfang Company) and the Group invested RMB500,000 by converting debt into shares. After the aforesaid investment, the registered capital of Langfang Company will be increased from RMB10 million to RMB20 million. The Company will transfer all 95% of its shareholdings in Langfang Company to Tsingtao Brewery (Xi'an) Company Limited (Xi'an Company), pursuant to which, Xi'an

Company and the Group respectively hold 95% and 5% of the shareholdings of Langfang Company. The legal procedures of this equity interest transfer is still in progress as at year end.

(3) On 22nd December, 2003, Tsingtao Brewery (Changsha) Company Limited ("Changsha Company") was established together by the Company with Tsingtao Brewery Huanan Investment Company Limited ("Huanan Investment") with registered capital of RMB10 million, among which the Company holds 70% of its equity by RMB7 million investment and Huanan Investment holds 30% of its equity by RMB3 million investment. There was no actual investment in the reporting period. Changsha Company will be designed in accordance with production process of Tsingtao beer with annual output capacity of 2 million hl beer. The first stage of the Changsha Project will be designed with annual output capacity of 1 million hl beer and RMB130 million investments.

5. Use of Proceeds

(1) The Company raised proceed in an aggregate of RMB787 million through additional issue of 100 million A shares in 2001. Till the end of the reporting period, only the draft beer project in Xi'an has not been started yet due to the local market prospect, while the other projects have been completed and begun to bring about profit. The remaining RMB128.2 million is temporally used for the Company's cash flow.

(2) The capital raised from subscriptions of Convertible Bonds has not been invested into any capital investment during the reporting period, while is used temporarily as compensation of the Company's cash flow.

6. During the reporting period, the Company had no material guarantee, leases and capital management by entrustment.

At the end of the reporting period, the Company provided guarantee to its subsidiaries in an aggregate of RMB494.51 million.

7. Leases and Entrustments

(1) On 20th January, 2003, Tsingtao Brewery Xi'an Company Limited (Tsingtao Xi'an Company), a subsidiary of the Company, and Shanxi Baoji Brewery Co., Ltd ("Baopi Company") entered into a Tenancy Agreement, pursuant to which, Tsingtao Brewery Baoji Co., Ltd (Tsingtao

Baoji), jointly established by the Company and Tsingtao Xi'an Company, leased all the assets other than the current assets of Baoji Company for operation at nil consideration. Tsingtao Baoji Company has an annual production output of 3 million hl beer. Leasing of Baoji Company for operation further enhances the market share of the Company in Northwest China.

Tsingtao Baoji has a registered capital of RMB1 million, of which the Company contributed RMB300,000 in cash, accounting for 30% of its registered capital, and Tsingtao Xi'an Company contributed 700,000 in cash accounting for 70% of its registered capital.

(2) On 28th January, 2003, the Company and Tsingtao Beer Group Co., Ltd (Group Co.) entered into the Operation and Management Entrustment Agreement, whereby, management of the 80% interests in Tsingtao Brewery (Yangzhou) Company Limited (Yangzhou Company) held by the Group Co. was entrusted to the Company. The Group Co. undertook that it would transfer the entire 80% interests in Yangzhou Company held by it to the Company upon its request. Yangzhou Company was established in November 1998 with registered capital of RMB5 million, of which the Company holds 20%.

8. Staff's Lodgings

The Company and its subsidiaries pay lodging reserve to the staffs in accordance with the related national regulations.

9. Subsequent Events

(1) On 31st March, 2004, the Company issued the Second Sub-tranche of Tranche III convertible bonds to A-B in an aggregate amount of HK$254,137,671, which was remitted to the Company on the same date. Up to this point, the Company has issued all the three Tranches mandatorily convertible bonds to A-B in accordance with the Strategic Investment Agreement.

(2) On 18th December, 2003, the Company and Tsingtao Beer Hong Kong Company Limited entered into the Equity Transfer Agreement with QEA Investment Group, pursuant to which, Tsingtao Beer Hong Kong Company Limited acquired 20% and 5% interests of Tsingtao Brewery (Xiamen) Company Limited (Xiamen Company) held respectively by the Company and QEA Investment Group in amount of RMB2 million and 500 thousand.

In February 2004, the Company and Tsingtao Beer Hong Kong Company Limited increased their investment in Xiamen Company respectively by additional RMB60 million and RMB20 million. After the aforesaid activity, the registered capital of Xiamen Company was increased from RMB10 million to RMB90 million, pursuant to which, the Company holds 75% interests of Xiamen Company and Tsingtao Beer Hong Kong Company Limited holds the remaining 25%. Xiamen Foreign Investment Bureau has approved the above equity transfer and investment increase and Xiamen Company has been changed to Sino-foreign joint venture enterprise. The change of business registration is in progress.

(3) On 17th February, 2004, the Company entered into an agreement with EVG Enterprise Company Limited of Canada (EVG), pursuant to which, EVG will withdraw from Beijing Tsingtao Beer Sanhuan Company Limited (Sanhuan Company); As a result, the Company has entered into the Equity Transfer Agreement with Tsingtao Beer Hong Kong Company Limited, pursuant to which, Tsingtao Beer Hong Kong Company Limited will take up 25% equity of Sanhuan Company. New joint operating contract and articles have been signed among the Company, Tsingtao Beer Hong Kong Company Limited and Domestic shareholder of Sanhuan Company. The aforesaid change of foreign shareholder of Sanhuan Company could only be put into effect after approval of related government bureaus.

VIII. DURING THE REPORTING PERIOD, THE COMPANY HADN'T PURCHASED, REDEEMED OR SOLD ANY OF ITS LISTED SECURITIES.

IX. CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 (Principle of Best Practice) of the Rules Governing the Listing of Securities regulated by the Hong Kong Stock Exchange Limited.

X. FINANCIAL STATEMENTS

(Prepared under HK GAAP)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST DECEMBER, 2003

	Note	2003 RMB'000	As restated 2002 RMB'000
Turnover	2	**6,713,785**	6,195,197
Cost of sales		**(4,326,079)**	(4,031,922)
Gross profit		**2,387,706**	2,163,275
Other revenues, net	2	**22,689**	96,765
Distribution costs		**(1,265,814)**	(1,129,830)
Administrative expenses		**(618,167)**	(609,882)
Operating profit		**526,414**	520,328
Finance costs		**(101,799)**	(146,661)
Share of profits less losses of associated companies		**(7,251)**	(5,059)
Profit before taxation		**417,364**	368,608
Taxation	3	**(134,988)**	(109,317)
Profit after taxation		**282,376**	259,291
Minority interests		**(37,331)**	(37,317)
Profit attributable to shareholders		**245,045**	221,974
Dividends	4	**220,000**	110,000
Basic earnings per share	5	**RMB0.24**	RMB0.22
Diluted earnings per share	5	**RMB0.21**	RMB0.22

1. BASIS OF PREPARATION

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (collectively referred to "HK GAAP"). They have been prepared under the historical cost convention except that, certain fixed assets are stated at fair value.

In the current year, the Group adopted the Statement of Standard Accounting Practice ("SSAP") 35 "Government Grant and Disclosure of Government Assistance" and SSAP 12 (revised) — "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st July, 2002 and 1st January, 2003, respectively.

The Group considers that the consequential changes made to SSAP 35 does not have a material impact on the account of the Group.

2. TURNOVER AND OTHER REVENUES, NET

Net revenues recognised during the year are as follows:

	2003 *RMB'000*	As restated 2002 *RMB'000*
Turnover from sales of goods	**6,713,785**	6,195,197
Other revenues, net:		
— Government grants *(i)*	**62,885**	96,812
— Profits from sales of scrap materials	**10,836**	11,613
— Other expenses	**(51,032)**	(11,660)
	22,689	96,765
Total net revenues	**6,736,474**	6,291,962

(i) As part of the acquisition of certain subsidiaries of the Group in prior years, the Group had entered into various agreements with the relevant municipal governments. Under the terms of the agreements, these subsidiaries can enjoy certain financial incentives granted by the relevant municipal governments, mainly including financial subsidies determined based on the amount of tax paid by those subsidiaries.

3. TAXATION

(a) Profits tax

	2003	As restated 2002
	RMB'000	*RMB'000*
Current taxation		
— Hong Kong profits tax *(i)*	**1,514**	916
— PRC Enterprise Income Tax ("EIT") *(ii)*	**128,971**	105,706
Write-off of deferred tax assets previously recognised	**5,101**	2,975
Less: Deferred taxation relating to reversal of temporary differences	**(598)**	(280)
	134,988	109,317

Reconciliation of statutory tax rate to effective tax rate:

	2003	2002
	RMB'000	*RMB'000*
Statutory tax rate	**33%**	33%
Loss sustained by subsidiaries	**19%**	18%
Effect of different taxation rates in different regions	**(18%)**	(22%)
Others	**(2%)**	1%
Effective tax rate	**32%**	30%

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/04.

(ii) EIT

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April, 1994 issued by the State Administration of Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Ministry of Finance of Qingdao on 23rd March, 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first profit making year after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. The current year was the third profitable year of Shenzhen Company and the fourth profitable year for Sanshui Company. Chenzhou Company was still in a loss position as at 31st December, 2003 and its tax holiday had not started.

Shenzhen Tsingtao Brewery Sales Company Limited ("Shenzhen Sales Company") is exempt from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years. The current year was the third profitable year for Shenzhen Sales Company.

Tsingtao Brewery (Zhuhai) Company Limited and Tsingtao Brewery (Xiamen) Co., Ltd. were established in the Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

(b) Value-added tax ("VAT")

According to PRC VAT temporary regulations, the Group is subject to output VAT which is calculated at 17% of the sales amount of tangible goods. The Group also pays VAT on its purchases of raw materials and auxiliary materials ("input VAT") which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays city construction tax and educational surcharge based on 7% and 3% of net VAT amount payable, respectively.

(c) Consumption tax

The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Caishui [2002] No. 84), which states that for beer products with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer products sold below that price, the consumption tax is levied at RMB220 per ton.

4. DIVIDENDS

	2003	2002
	RMB'000	*RMB'000*
Dividends paid:		
RMB0.22 per share		
(2002: RMB0.11 per share)	**218,900**	110,000
Dividends proposed:		
Final dividend for 2003 of RMB0.2 per share		
(2002 final dividend: RMB0.22 per share)	**212,000**	220,000

At a board meeting held on 1st April, 2004, the directors proposed a final dividend of RMB0.2 per share for 2003. This proposed dividend has not been reflected as dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December, 2004.

5. EARNINGS PER SHARE

The calculation of basic earnings per share and diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB245,045,000 (31st December, 2002: RMB221,974,000).

The basic earnings per share is based on the weighted average number of 1,030,000,000 (2002: 1,000,000,000 ordinary shares) ordinary shares in issue during the year. The diluted earnings per share is based on 1,140,018,000 (2002: 1,000,000,000) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average number of 110,018,000 (2002: Nil) ordinary shares deemed to be issued if all outstanding convertible bonds had been converted into shares.

(Prepared under PRC GAAP)

STATEMENT OF INCOME AND PROFIT APPROPRIATION

FOR THE YEAR ENDED 31ST DECEMBER, 2003

(Unit: RMB)

	Group		Company	
	For the year ended 31st December, 2003	For the year ended 31st December, 2002 *(Note 3)*	**For the year ended 31st December, 2003**	For the year ended 31st December, 2002 *(Note 3)*
Turnover	**7,507,959,058**	6,936,734,126	**2,501,961,708**	2,239,563,616
Less: Cost of sales	**(4,326,079,119)**	(4,057,998,053)	**(1,479,021,551)**	(1,300,509,858)
Sales tax and surcharges	**(794,174,167)**	(715,461,433)	**(130,468,140)**	(129,609,561)
Gross profit	**2,387,705,772**	2,163,274,640	**892,472,017**	809,444,197
Add: Profit from other operations	**17,408,305**	15,252,281	**6,273,839**	1,707,787
Less: Selling expenses	**(1,265,814,141)**	(1,129,830,493)	**(401,214,941)**	(290,180,956)
General and administrative expenses	**(623,973,170)**	(585,462,839)	**(171,977,938)**	(185,898,311)
Finance expenses, net	**(105,804,028)**	(138,061,671)	**(43,595,347)**	(59,064,501)
Operating profit	**409,522,738**	325,171,918	**281,957,630**	276,008,216
Add: Investment income	**13,902,096**	21,788,339	**24,768,945**	8,193,109
Subsidy income	**62,885,064**	96,812,054	**—**	—
Non-operating income	**15,590,708**	7,061,072	**1,134,132**	347,683
Less: Non-operating expenses	**(75,688,418)**	(73,384,088)	**(12,008,808)**	(13,986,000)
Profit before tax	**426,212,188**	377,449,295	**295,851,899**	270,563,008
Less: Income tax	**(135,587,139)**	(109,916,312)	**(50,571,299)**	(47,308,906)
Minority interests	**(36,753,388)**	(36,875,598)	**—**	—
Net profit	**253,871,661**	230,657,385	**245,280,600**	223,254,102
Add: Unappropriated profits brought forward	**328,828,477**	289,964,360	**383,428,623**	314,825,341
Unappropriated profits	**582,700,138**	520,621,745	**628,709,223**	538,079,443
Less: Transfer to surplus reserve	**(55,530,809)**	(42,804,520)	**(24,528,060)**	(22,325,410)
Transfer to public welfare fund	**(47,409,090)**	(38,988,748)	**(24,528,060)**	(22,325,410)
Profit distributable to shareholders	**479,760,239**	438,828,477	**579,653,103**	493,428,623
Less: Dividends	**(220,000,000)**	(110,000,000)	**(220,000,000)**	(110,000,000)
Unappropriated profits carried forward	**259,760,239**	328,828,477	**359,653,103**	383,428,623

(Prepared under PRC GAAP)

CONSOLIDATED BALANCE SHEET

AS AT 31ST DECEMBER, 2003

(Unit: RMB)

	Group		Company	
	31st December, 2003	31st December, 2002 *(Note 3)*	**31st December, 2003**	31st December, 2002 *(Note 3)*
Current assets:				
Cash and bank deposits	**932,900,408**	854,370,803	**257,825,760**	279,656,206
Short term investments	**66,450,000**	76,640,000	**1,693,587,616**	307,325,817
Bills receivable	**50,883,184**	65,899,125	**5,454,500**	71,100,000
Dividends receivable	**—**	—	**—**	10,675,440
Accounts receivable	**165,204,439**	167,721,734	**173,908,573**	175,696,705
Other receivables	**307,667,155**	241,222,559	**250,308,891**	543,500,751
Prepayments and deposits	**134,349,330**	170,229,496	**16,793,506**	25,684,354
Inventories	**1,305,503,104**	1,223,807,108	**277,753,489**	269,435,098
Deferred expenses	**14,123,395**	13,749,025	**5,662,480**	3,630,557
Total current assets	**2,977,081,015**	2,813,639,850	**2,681,294,815**	1,686,704,928
Long-term investments:				
Long-term equity investments	**(59,435,258)**	(120,157,680)	**1,629,446,381**	1,627,507,671
Including: Consolidation difference	**(99,419,846)**	(170,260,358)	**—**	—
Long-term debt investments	**—**	34,366,631	**—**	34,363,631
Total long-term investments	**(59,435,258)**	(85,791,049)	**1,629,446,381**	1,661,871,302
Fixed assets:				
Fixed assets at cost	**8,639,564,734**	8,291,501,409	**1,991,468,752**	1,976,907,517
Less: Accumulated depreciation	**(3,390,796,250)**	(2,988,783,365)	**(1,026,501,139)**	(948,475,228)
Fixed assets, at net book value	**5,248,768,484**	5,302,718,044	**964,967,613**	1,028,432,289
Less: Provision for impairment of fixed assets	**(124,758,450)**	(98,326,802)	**(6,890,750)**	(8,000,000)

	Group		Company	
	31st December, 2003	31st December, 2002 *(Note 3)*	**31st December, 2003**	31st December, 2002 *(Note 3)*
Fixed assets, net	**5,124,010,034**	5,204,391,242	**958,076,863**	1,020,432,289
Construction-in-progress	**214,991,772**	213,423,273	**68,347,365**	70,009,020
Fixed assets in suspense	**527,005**	601,595	**—**	—
Total fixed assets	**5,339,528,811**	5,418,416,110	**1,026,424,228**	1,090,441,309
Intangible and other assets:				
Intangible assets	**685,135,590**	716,614,284	**150,514,709**	152,167,569
Long-term deferred expenses	**6,084,362**	6,826,905	**2,579,200**	2,980,400
Long-term accounts receivable	**53,808,142**	63,808,142	**53,808,142**	63,808,142
Total intangible and other assets	**745,028,094**	787,249,331	**206,902,051**	218,956,111
Deferred taxation:				
Deferred tax assets	**—**	5,101,358	**—**	5,101,358
Total assets	**9,002,202,662**	8,938,615,600	**5,544,067,475**	4,663,075,008
Current liabilities:				
Short-term bank loans	**1,302,612,990**	2,669,481,347	**579,369,000**	946,000,000
Bills payable	**525,449,509**	435,628,227	**99,384,500**	124,375,903
Accounts payable	**646,912,821**	651,512,581	**105,475,575**	97,174,668
Advance from customers	**129,067,846**	147,982,572	**52,082,206**	42,701,886
Salary payables	**13,855,730**	12,502,898	**—**	—
Staff welfare payables	**27,733,911**	19,559,986	**(7,687,456)**	(11,579,431)
Dividends payable	**1,100,000**	—	**1,100,000**	—
Taxes payable	**180,729,827**	119,487,658	**45,168,436**	(3,180,514)
Other payables	**759,215,114**	711,642,115	**115,926,175**	139,991,434
Other liabilities	**4,083,608**	2,774,498	**949,758**	97,016
Accruals	**62,851,607**	46,193,262	**18,356,098**	10,383,517
Current portion of long-term loans	**61,385,555**	110,054,376	**25,147,237**	35,515,661
Current portion of convertible bonds	**4,513,880**	—	**4,513,880**	—
Total current liabilities	**3,719,512,398**	4,926,819,520	**1,039,785,409**	1,381,480,140

	Group		Company	
	31st December, 2003	31st December, 2002 *(Note 3)*	**31st December, 2003**	31st December, 2002 *(Note 3)*
Long-term liabilities:				
Long-term bank loans	**53,783,722**	90,643,520	**23,564,000**	48,218,934
Convertible bonds	**939,156,300**	—	**939,156,300**	—
Long-term payable	**124,047,480**	—	—	—
Total long-term liabilities	**1,116,987,502**	90,643,520	**962,720,300**	48,218,934
Total liabilities	**4,836,499,900**	5,017,463,040	**2,002,505,709**	1,429,699,074
Minority interests	**651,800,241**	723,798,958	—	—
Shareholders' equity:				
Share capital	**1,060,000,000**	1,000,000,000	**1,060,000,000**	1,000,000,000
Capital reserve	**1,798,876,982**	1,575,971,750	**1,848,616,082**	1,625,710,850
Surplus reserve	**395,164,057**	292,224,158	**273,292,581**	224,236,461
Including: public welfare fund	**176,978,672**	129,569,582	**122,011,680**	97,483,620
Unappropriated profits	**259,760,239**	328,828,477	**359,653,103**	383,428,623
Cumulative translation adjustment	**101,243**	329,217	—	—
Total shareholders' equity	**3,513,902,521**	3,197,353,602	**3,541,561,766**	3,233,375,934
Total liabilities and shareholders' equity	**9,002,202,662**	8,938,615,600	**5,544,067,475**	4,663,075,008

(Prepared under PRC GAAP)

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST DECEMBER, 2003

(Unit: RMB)

	Group For the year ended 31st December, 2003	Company For the year ended 31st December, 2003
Cash Flow from Operating Activities:		
Cash received from sales of goods and rendering of services	8,692,193,560	3,064,060,503
Refund of taxes	73,973,859	15,378,237
Cash received relating to other operating activities	545,544,687	169,729,028
Sub-total of cash inflows	9,311,712,106	3,249,167,768
Cash paid for purchases of goods and services	(4,816,384,696)	(1,928,743,426)
Cash paid for salaries and on behalf of employees	(586,847,730)	(158,154,006)
Cash paid for various taxes	(1,536,007,556)	(307,304,569)
Cash paid relating to other operating activities	(1,234,511,064)	(257,408,812)
Sub-total of cash outflows	(8,173,751,046)	(2,651,610,813)
Net cash flow from operating activities	1,137,961,060	597,556,955
Cash Flow from Investing Activities:		
Proceeds from realisation of investments	150,000	6,809,990
Return on investment	150,493	191,511,746
Proceeds from disposal of fixed assets	47,403,119	30,497,805
Cash received relating to other investing activities	4,020,296	55,412,289
Sub-total of cash inflows	51,723,908	284,231,830

	Group For the year ended 31st December, 2003	Company For the year ended 31st December, 2003
Cash paid to acquire fixed assets, construction-in-progress, intangible assets and other long-term assets	(467,672,727)	(83,667,344)
Cash paid for investment	(86,101,319)	(50,344,001)
Cash paid relating to other investing activities	(25,433,169)	(1,336,760,000)
Sub-total of cash outflows	(579,207,215)	(1,470,771,345)
Net cash used in investing activities	(527,483,307)	(1,186,539,515)
Cash Flow from Financing Activities:		
Proceeds from equity investments	300,011,438	295,599,438
Proceeds from issuance of convertible bonds	937,020,942	937,020,942
Proceeds from borrowings	2,771,878,147	869,384,000
Loan from a shareholder	124,047,480	—
Cash received relating to other financing activities	17,872,787	633,206
Sub-total of cash inflows	4,150,830,794	2,102,637,586
Repayment of borrowings	(4,231,355,630)	(1,265,729,735)
Dividends and interest paid	(376,843,171)	(248,585,304)
Cash paid relating to other financing activities	(77,471,646)	(19,969,733)
Sub-total of cash outflows	(4,685,670,447)	(1,534,284,772)
Net cash used in financing activities	(534,839,653)	568,352,814
Effect of changes in exchange rate on cash	(54,537)	(200,700)
Net increase (decrease) in Cash	75,583,563	(20,830,446)

1. Basis of preparation of financial statements

The accounts have been prepared in accordance with the Accounting Standards for Business Enterprises and "the Accounting Regulations for Business Enterprises" and related regulations (collectively referred to "PRC GAAP"), promulgated by the Ministry of Finance of the PRC.

The Group has adopted the revised "Accounting Standards for Business Enterprises "Event Occurring After the Balance Sheet Date" from 1st July, 2003 onwards. Prior to the adoption of the revised standard, proposed dividend was recognised as a liability in the balance sheet even it was declared after the balance sheet date. After 1st July, 2003, dividend payable to shareholders is recognised in the period when the distribution plan is approved by the shareholders' meeting. The effect of the revised Accounting Standards for Business Enterprises on the accounts of 2002 are as follows:

	Group	**Company**
Increase in the unappropriated profit brought forward	110,000,000	110,000,000
Increase in the unappropriated profit carried forward	220,000,000	220,000,000
Decrease in dividend receivable	—	180,040,000
Decrease in dividend payable	299,592,776	220,000,000
Increase in long term equity investments	—	180,040,000

2. Investment in subsidiaries

(a) For the year ended 31st December, 2003, the details of the newly acquired/ established subsidiaries are as follows:

Name of new subsidiaries	Date of acquisition/ establishment	Place establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company (%)		Principal activities
				Directly held	Indirectly held	
Tsingtao Brewery Haifeng Warehouse Company Limited	January 2003	Qingdao, the PRC	RMB10,000,000	—	53.75%	Warehousing, packaging and logistics
Tsingtao Brewery Baoji Company Limited *(i)*	January 2003	Baoji, the PRC	RMB1,000,000	30%	53.27%	Manufacturing and domestic trading of beer

(i) In 20th January, 2003, the Company and Xian Company, a subsidiary, jointly invested in a newly incorporated company, namely Tsingtao Brewery Baoji Company Limited ("Tsingtao Baoji Company"), with an authorised capital amounting to RMB1,000,000. The Company injected cash capital of RMB300,000, which accounted for 30% of the total authorized capital while Xian Company injected cash capital of RMB700,000, which accounted for the remaining 70% for the total authorized capital.

Xian Company and a third party company, Baoji Brewery Company Limited ("Baoji Company") entered into a lease agreement in January 2003, pursuant to which Baoji Company leases all its operating fixed assets and seconds its employees to Tsingtao Baoji Company without any lease rentals consideration. During the lease term, Tsingtao Baoji Company will bear all the operating costs of Baoji Company relating to the leased assets and employees.

(b) In current year, there were changes in the equity interests of the following subsidiaries held by the Company:

(i) In 13th January, 2003, the Company entered into an agreement with Fujian Brewery (Singapore) Pte Limited to acquire an additional 24% equity interest in Tsingtao Brewery (Fuzhou) Company Limited ("Fuzhou Company") at a cash consideration of approximately RMB40,000,000. After the transaction, the effective ownership percentage held by the Company in Fuzhou Company increased from 51% to 75%.

In addition, in 18th December, 2003, Tsingtao Brewery (Hong Kong) Company, a subsidiary of the Company, entered into an agreement with Fujian Brewery (Singapore) Pte Limited to acquire the remaining 25% equity interest in Fuzhou Company at a cash consideration of approximately RMB41,667,000. After the transaction, Fuzhou Company became a wholly owned subsidiary of the Company, with a direct equity interest of 75% and indirect equity interest of 25%, respectively.

(ii) In 1st January, 2003, Tsingtao Brewery (Shanghai) Company Limited, a subsidiary of the Company, transferred 10% of its shareholdings in both Tsingtao Brewery Huadong Shanghai Sales Company and Tsingtao Brewery Huadong Hangzhou Sales Company to Tsingtao Brewery (Wuhu) Company Limited, a subsidiary of the Company, at cash considerations of RMB300,000 and RMB100,000, respectively. Such transactions have changed the indirect shareholdings of the Company in Tsingtao Brewery Huadong Shanghai Sales Company and Tsingtao Brewery Huadong Hangzhou Sales Company from 94.53% to 94.05% each.

(iii) In 21st July, 2003, the Company injected capital of RMB6,000,000 into Group Import/Export Company and its registered capital was also increased to RMB11,000,000. The shareholding of the Company in Group Import/Export Company increased from 95% to 97.73% accordingly.

(iv) In 9th December, 2003, the Company disposed of all its equity interests in Tsingtao Brewery Wuhan Company Limited ("Wuhan Company") and Tsingtao Brewery Fuzhou Sales Company Limited ("Fuzhou Sales Company"). Wuhan Company and Fuzhou Sales Company were originally 95.22% and 95%, held by the Company respectively.

3. Comparative figures

The Group has prepared the accounts in accordance with the Accounting Standards for Business Enterprises "Events After the Balance Sheet Date" issued by the Ministry of Finance of the PRC. The adoption of such changes is regarded as a change in accounting policies thus resulted in changes in the presentation of certain items and the comparative financial information has been restated accordingly. Besides, certain items of the comparative financial information have also been reclassified and disclosed in accordance to the disclosure requirements in 2003.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

Impact on the consolidated balance sheet:

	2003 *RMB'000*	As restated 2002 *RMB'000*
Net assets as per accounts prepared under PRC GAAP	**3,513,903**	3,197,354
HK GAAP adjustments:		
Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(117,927)**	(106,447)
Difference between the amortisation investment differences under PRC GAAP and amortisation of goodwill under HK GAAP	**(58,106)**	(46,153)
Adjustments arising from adoption of HKSSAP 12	**(2,001)**	(1,216)
Difference in accounting for the principal balance of convertible bonds and the corresponding interest	**938,231**	—
Others	**(527)**	(585)
Net assets as per accounts prepared under HK GAAP	**4,414,826**	3,184,206

	2003 *RMB'000*	As restated 2002 *RMB'000*
Impact on the consolidated profit and loss account:		
Net profit under PRC GAAP	**253,872**	230,657
HK GAAP adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(11,480)**	(11,480)
Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill under HK GAAP	**(11,953)**	(12,443)
Forfeited payable balances of subsidiaries	**840**	1,464
Adjustments arising from adoption of HKSSAP 12	**(785)**	(571)
Difference in accounting for interest of convertible bonds	**14,493**	—
Others	**58**	14,347
Profit attributable to shareholders under HK GAAP	**245,045**	221,974

Li Gui Rong
Chairman

Qingdao, People's Republic of China
1st April, 2004

The Company's 2003 Annual Report carrying the documents regulated by Paragraph 45(1) and paragraph 45(3) in Appendix 16 of the Rules Governing the Listing of Securities will be published, in appropriate time, on http:// www.hkex.com.hk- the net site of Hong Kong Stock Exchange Limited.

Please also refer to the published version of this announcement in The Standard.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors of Tsingtao Brewery Company Limited (the "**Company**") has resolved that the Annual General Meeting of the Company be held at the Conference Room, Tsingtao Brewery, 56 Dengzhou Road, Qingdao, Shangdong Province, the People's Republic of China (the "**PRC**") on 8 June 2004 (Tuesday), at 9:00 a.m. for the conduct of the following business:

1. To consider and approve the work report of the Board of Directors of the Company for the year 2003.
2. To consider and approve the work report of the Supervisory Committee of the Company for the year 2003.
3. To consider and approve the audited financial statements of the Company for the year 2003.
4. To consider and approve the proposal for the profit distribution (including cash dividends) for the year 2003.
5. To consider and approve the appointment of PriceWaterhouseCoopers Zhong Tian as the Company's domestic auditors for the year 2004 and PriceWaterhouseCoopers in Hong Kong as the Company's international auditors for the year 2004, and to authorize the directors to fix their remuneration.
6. To consider and, if thought fit, pass the following resolution as a special resolution to authorize the Board of Directors of the Company to issue additional H Shares, the overseas listed foreign shares of the Company listed on The stock Exchange of Hong Kong Limited, up to a maximum of 20 % of the aggregate nominal value of the H Shares in issue:

   "**THAT**:

   (a) subject to paragraphs (c) and (d) below, the exercise by the Board of Directors of the Company during the Relevant Period (as defined in paragraph (e) below) of all the powers of the Company separately or concurrently to allot, issue and deal with overseas listed foreign shares be and is hereby approved;

   (b) the approval in paragraph (a) above shall authorize the Board of Directors of the Company to make an offer or agreement or grant an option during the Relevant Period which would or might require overseas listed foreign shares to be allotted and issued either during or after the end of the Relevant Period;

   (c) the aggregate nominal value of overseas listed foreign shares allotted or agreed to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to (i) a rights issue (as defined in paragraphs (e) below); (ii) the exercise of the conversion rights under the terms of any securities currently in issue which are convertible into overseas listed foreign shares of the Company; (iii) the exercise of rights of subscription under the terms of any warrants issued by the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of overseas listed foreign shares in lieu of the whole or part of a dividend on overseas listed foreign shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 % of the aggregate nominal value of the overseas listed foreign shares in issue of the Company at the date of the passing of this resolution;

   (d) the approval in paragraph (a) above shall be conditional upon the approval of the China Securities Regulatory Commission being obtained by the Company;

   (e) for the purpose of this special resolution:

   "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii) the date falling 12 months following the passing of this special resolution; or
(iii) the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in general meeting.

"rights issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date and , where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such shares or other equity securities (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any regulatory body or any stock exchange)."

7. To consider and, if thought fit, pass the following resolution as a special resolution:
"The proposed resolution by the Board of Directors of the Company regarding the proposed amendments to the Articles of Association (the contents of which are set out in the circular to shareholders in relation thereto) is hereby considered and approved, and the Board of Directors is hereby authorized to modify the wordings as appropriate and to do all such things as necessary in respect of the amendments to the Articles of Association pursuant to the requirements (if any) of the relevant PRC authorities and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited."

By order of the Board
YUAN LU
Company Secretary

Qingdao, the People's Republic of China
20 April 2004

Notes:

1. Holders of domestic shares (or A shares) who at the close of trading in the afternoon on 30 April 2004 (Friday) are registered on the Register of Members of the Company, and holders of overseas listed foreign shares (or H shares) of the Company who at the close of trading in the afternoon on 7 May 2004 (Friday) are registered on the Register of Members of the Company, shall have the right to attend the Annual General Meeting. In order to determine the list of holders of H Shares who are entitled to attend the Annual General Meeting and entitled to the cash dividends for the year 2003, the Register of Members for H Shares of the Company will be closed from 7 May 2004 to 8 June 2004 (both days inclusive). Any holder to H Shares of the Company who intends to obtain a distribution of cash dividends for the year 2003 must submit the transfer documents together with the relevant share certificate(s) to the Company's H Shares registrar, Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on 6 May 2004 (Thursday). A separate announcement will be made in respect of the registration of entitlement for holders of A Shares, the timing and the arrangements for distribution of cash dividends.
2. Shareholders who intend to attend the Annual General Meeting are required to lodge the completed and signed reply slip for attendance with the Secretarial Office of the Board of Directors of the Company on or before 19 May 2004 by hand, by post or by facsimile. For the written reply, please use the "Reply Slip for Attending the Annual General Meeting" enclosed with this notice or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Annual General Meeting as mentioned in Note 1 above.
3. Each shareholder having the right to attend and vote at the Annual General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.
4. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Annual General Meeting" ("Proxy Form") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by

the person appointing the proxy or an attorney authorized by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorization shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorized attorney. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorization must be delivered either to the Secretarial Office of the Board of Directors of the Company or with the Company's H Shares registrar, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

5. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his form of proxy.
6. The Annual General Meeting is expected to last half a day. Those who attend the meeting shall bear their own traveling and accommodation expenses.
7. Details of the proposed amendments to the Articles of Association of the Company as referred to in resolution 7 above are set out in the Circular to holders of H Shares of the Company.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board of TsingTao Brewery Company Limited (the "Company") proposed to amend the Articles of ssociation and a special resolution for approving the amendments to the Articles of Association will be put forward to shareholders at the Company's forthcoming Annual General Meeting to be held on 8 June 2004 (the "**AGM**").

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The China Securities Regulatory Commission and the State-owned Assets Supervision and Administration Commission of the State Council jointly promulgated the "Notice on Certain Issues Concerning the Regulation of Capital Flow Between Listed Companies and Related Parties and the Provision of Guarantees by Listed Companies (Document Zheng Jian Fa [2003] No.56)" (the "**Notice**") on 28 August 2003. The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") has revised the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**") relating to corporate governance, which took effect on 31 March 2004.

The Board of Directors of the Company ("**the Board**") has proposed that amendments be made to the Articles of Association of the Company in accordance with the Notice and the newly revised Listing Rules, and the same be considered and, if thought fit, passed by the shareholders of the Company at the AGM. These amendments include:

• incorporating the regime contemplated by the Notice governing the provision of the guarantees by PRC listed companies so as to safeguard the rights of investors
• incorporating the amendments made to Appendix 3 to the Listing Rules in relation to the period within which the intention to propose a person for election as a director should be given to the Company, and in relation to the validity of votes cast by interested shareholders in general meetings and by interested directors at the relevant board meetings
• updating the definitions of terms like "connected person", "president" and "vice president"

Further details of the proposed amendments are set out in the circular to be despatched to holders of H Shares.

ANNUAL GENERAL MEETING AND BOOK CLOSURE

A special resolution for approving the proposed amendments to the Articles of Association will be put forward to shareholders at the Company's forthcoming AGM to be held on 8 June 2004. The Register of Members for H Shares of the Company will be closed from 7 May 2004 to 8 June 2004 (both days inclusive) in order to determine the list of holders of H Shares who are entitled to attend the AGM and entitled to the cash dividends for the year 2003.

By Order of the Board
TSINGTAO BREWERY COMPANY LIMITED
YUAN LU
Company Secretary

Qingdao, 20 April 2004

Directors of the Company:
Mr. Li GuiRong (Chairman), Mr. Jin ZhiGuo, Mr. Liu YingDi, Mr. Sun YuGuo,
Mr. Stephen Burrows, Mr. Wang LiJun,
Mr. Chu ZhenGang, Mr. Tan LiNing, Mr. Wu HaiHua, Ms. Pan Gui Rong